    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON           , 1999

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                           --------------------------
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------
                        PACIFIC COMMUNITY BANKING GROUP
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            CALIFORNIA                                    6712                                    33-0778067
 (State or other jurisdiction of              (Primary Standard Industrial                     (I.R.S. Employer
  incorporation or organization)              Classification Code Number)                    Identification No.)

                           --------------------------
                       23332 MILL CREEK DRIVE, SUITE 230
                         LAGUNA HILLS, CALIFORNIA 92653
                                 (949) 460-4540

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------
                                E. LYNN CASWELL
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                       23332 MILL CREEK DRIVE, SUITE 230
                         LAGUNA HILLS, CALIFORNIA 92653
                                 (949) 460-4540

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------
                  COPIES OF ALL COMMUNICATIONS TO BE SENT TO:

        HENRY M. FIELDS, ESQ.                    LOREN P. HANSEN, ESQ.                     PAUL H. IRVING, ESQ.
       ELLEN R. MARSHALL, ESQ.                      KNECHT & HANSEN                   MANATT, PHELPS & PHILLIPS, LLP
       CHARLES S. KAUFMAN, ESQ.               1301 DOVE STREET, SUITE 900              11355 WEST OLYMPIC BOULEVARD
       MORRISON & FOERSTER LLP              NEWPORT BEACH, CALIFORNIA 92660           LOS ANGELES, CALIFORNIA 90064
        555 WEST FIFTH STREET                        (949) 851-8070                           (310) 312-4000
  LOS ANGELES, CALIFORNIA 90013-1024
            (213) 892-5200

                           --------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------
                        CALCULATION OF REGISTRATION FEE

                                                                             PROPOSED MAXIMUM    PROPOSED MAXIMUM      AMOUNT OF
              TITLE OF EACH CLASS OF                     AMOUNT TO BE       OFFERING PRICE PER  AGGREGATE OFFERING   REGISTRATION
            SECURITIES TO BE REGISTERED                 REGISTERED (1)          SHARE (1)           PRICE (2)           FEE (2)
Common Stock, no par value.........................    4,255,000 shares           $16.00           $68,080,000        $18,926.24

(1) Includes 555,000 shares which the Underwriters have options to purchase to cover, over-allotments, if any.

(2) Estimated solely for purpose of calculating the amount of the registration fee. This estimate is made in accordance with Rule 457(c) under the Securities Act of 1933, as amended.
                           --------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                SUBJECT TO COMPLETION. DATED             , 1999

PROSPECTUS

                        PACIFIC COMMUNITY BANKING GROUP

                                     [LOGO]

                                 SHARES OF COMMON STOCK

                                $     PER SHARE

    Pacific Community Banking Group intends to operate as a bank holding company, which will serve communities primarily in Southern California.

    We are offering         shares to be sold in the offering. The selling
shareholders identified in this prospectus are selling         shares. Pacific
Community Banking Group will not receive any of the proceeds from the sale of shares by the selling shareholders.

              THE OFFERING                 PER SHARE     TOTAL
----------------------------------------  -----------  ---------
Public Offering Price...................   $           $
Underwriting Discounts..................   $           $
Proceeds, before expenses, to Pacific
  Community Banking Group...............   $           $
Proceeds, before expenses, to the
  selling shareholders..................   $           $

This is our initial public offering,
and no market currently exists for
our shares. The offering price may
not reflect the market price of our
shares after this offering. We
anticipate that the initial public
offering price will be between $15
and $16 per share.

    We have granted the Underwriters the right to purchase an additional shares from us to cover over-allotments. The underwriters expect to
deliver shares of common stock to purchasers on or about             , 1999.

                            ------------------------

                            Proposed Trading Symbol:

                          Nasdaq National Market--PCBG

                            ------------------------

    THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. PLEASE REFER TO "RISK FACTORS" COMMENCING ON PAGE 6.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. PLEASE NOTE THAT THESE SHARES ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF ANY OF THE PARTIES, AND THE SHARES ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.
                            ------------------------

                            SUTRO & CO. INCORPORATED

                                           , 1999

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED OR WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                   [ARTWORK]

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF COMMON STOCK OF THE COMPANY INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, PLEASE REFER TO "UNDERWRITING." SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. PACIFIC COMMUNITY BANKING GROUP'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 6.

PACIFIC COMMUNITY BANKING GROUP

    A group of individual investors led by E. Lynn Caswell, an experienced California community banker, formed our company in 1997. Our goal is to become the preeminent financial services company for independent banks in high growth areas of Southern California, commencing with Riverside and San Bernardino counties. In pursuit of that goal, and in connection with this offering, we will acquire two community banks headquartered in Riverside county, California--The Bank of Hemet and Valley Bank. The service areas of these two banks overlap. After we acquire these banks, we plan to combine their operations under The Bank of Hemet charter and increase market share in the area they now serve. We then plan to use the Valley Bank charter to launch a new community bank in Orange County, California.

    The Bank of Hemet and Valley Bank primarily serve Riverside and San Bernardino counties, a region commonly known as the "Inland Empire." The Inland Empire will be the fastest growing U.S. primary metropolitan statistical area between the years 1993 to 2005, according to a 1996 report of the U.S. Department of Commerce. The department projects that population in the area will grow 32.4% during that period.

    Prior to these acquisitions, our company had no operations. As of December 31, 1998, we had $1.3 million in invested capital.

PROFILES OF THE BANK OF HEMET AND VALLEY BANK

                                                   THE BANK OF HEMET                      VALLEY BANK
                                           ----------------------------------  ----------------------------------
Total assets at December 31, 1998........  $253 million                        $85 million

Headquarters.............................  Hemet, California                   Moreno Valley, California

Offices..................................  5 branches in Riverside county      6 branches in Riverside and San
                                                                                 Bernardino counties and 2 loan
                                                                                 production offices, one in
                                                                                 Moreno Valley and one in
                                                                                 Portland, Oregon

Principal service areas..................  Riverside, San Bernardino, Orange,  Riverside and San Bernardino
                                             Los Angeles and San Diego           counties, Portland, Oregon and
                                             counties                            southern Washington State

Loan portfolio...........................  High percentage of commercial real  High percentage of real estate
                                             estate loans                        loans, with a significant
                                                                                 portion in Small Business
                                                                                 Administration loans

Active subsidiaries......................  Data processing subsidiary          none

Charter..................................  California                          California

Principal federal bank regulator.........  FDIC                                FDIC

BUSINESS STRATEGY

    Our business strategy is to:

    - develop a banking presence primarily in high-growth areas of Southern California through the acquisition of strongly performing, well regarded community banks;

    - operate most acquired banks as separate subsidiaries to retain their boards of directors and the goodwill of the communities they serve;

    - consolidate operations of acquired banks which serve overlapping market areas;

    - form community banks in areas of Southern California that may have lost many of their independent community banks through consolidation, merger, acquisition and regulatory action;

    - cross-sell services of our constituent banks;

    - realize efficiencies by combining functions like financial administration, data processing, insurance, bonding, employee benefits and contracts for services; and

    - take advantage of the combined size and diversity of our constituent banks to access capital at lower costs.

    We believe that banking customers value doing business with locally managed institutions that can provide a full service commercial banking relationship, understand customers' financial needs and have the flexibility to customize products and services to meet those needs. We also believe that banks are better able to build successful customer relationships by affiliating with a holding company that provides cost effective administrative support services while promoting bank autonomy and individualized service.

    Our principal executive offices are located at 23332 Mill Creek Drive, Suite 230, Laguna Hills, California 92653. Our telephone number is (949) 460-4540, and our facsimile number is (949) 458-2086. We were incorporated under the laws of California in October 1997.

                                  THE OFFERING

Common stock offered by Pacific
  Community Banking Group.........  shares(1)

Common stock offered by the
  selling shareholders............  shares

Common stock to be outstanding
  after this offering.............  shares(2)

Use of proceeds...................  For working capital and general corporate purposes, and to compensate Sutro & Co. Incorporated for its advisory
                                    services in connection with the business combination of
                                    Pacific Community Banking Group, The Bank of Hemet and
                                    Valley Bank. For a more detailed discussion of how we
                                    expect to use these proceeds, please refer to "Use of
                                    Proceeds" on page 14. We will not receive any proceeds
                                    from the sale of stock by the selling shareholders.

------------------------

(1) Excludes        shares of common stock issuable upon exercise of the
    underwriter's over-allotment option.

(2) Based on the number of shares outstanding as of        , 1999. This number
    includes 1,460,000 shares of preferred stock convertible into 119,829 shares
    of common stock, and        shares to be issued in the business combination
    of Pacific Community Banking Group, The Bank of Hemet and Valley Bank. This number excludes (i) 1,308,000 warrants to purchase shares of common stock at an exercise price of 122% of the price per share in this offering, which, based on the expected offering price of $15.00 per share, would be $18.30 per share, and (ii) options to purchase 470,000 shares of common stock at an exercise price of the price per share in this offering, which is expected to be $15.00. This number also assumes that the Underwriters will not exercise their over-allotment option.

                         SUMMARY FINANCIAL INFORMATION

    Pacific Community Banking Group was formed in October 1997, for the sole purpose of acquiring community banking organizations. The following tables set forth summary financial data of Pacific Community Banking Group, The Bank of Hemet and Valley Bank. It includes pro forma data for the combined companies. The historical information presented below is from the financial statements of the respective companies, which have been audited by their independent public accountants, as indicated in their reports thereon included in this prospectus. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition" of each of the companies and their audited financial statements appearing in this prospectus.

                                                                           AT OR FOR THE
                                                       AT OR FOR THE          PERIOD
                                                            YEAR          FROM INCEPTION       PRO FORMA COMBINED
                                                           ENDED        (OCTOBER 17, 1997)     AT OR FOR THE YEAR
                                                        DECEMBER 31,            TO                   ENDED
                                                            1998         DECEMBER 31, 1997     DECEMBER 31, 1998
                                                      ----------------  -------------------  ----------------------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
PACIFIC COMMUNITY BANKING GROUP
RESULTS OF OPERATIONS:
Interest income.....................................     $       --          $      --            $     25,597
Interest expense....................................             --                 --                  10,623
                                                            -------             ------                --------
Net interest income.................................             --                 --                  14,974
                                                            -------             ------                --------
Provision for loan losses...........................             --                 --                     200
Noninterest expense, net............................            513                 82                  10,652
Net income (loss)...................................     $     (513)         $     (82)           $      2,034
Earnings (loss) per share...........................     $   (51.34)         $   (8.17)           $       0.51

BALANCE SHEET:
Cash and cash equivalents...........................     $      396          $     170            $     37,048
Investment securities...............................             --                 --                  40,467
Loans and leases, net...............................             --                 --                 247,601
Other assets........................................            205                 27                  23,473
                                                            -------             ------                --------
Total assets........................................     $      601          $     197            $    348,589
                                                            -------             ------                --------
                                                            -------             ------                --------
Deposits............................................     $       --          $      --            $    306,124
Accrued interest and other liabilities..............             94                139                   5,883
Stockholders' equity................................            507                 58                  36,582
                                                            -------             ------                --------
Total liabilities and stockholders' equity..........     $      601          $     197            $    348,589
                                                            -------             ------                --------
                                                            -------             ------                --------

                                                                           AT OR FOR THE YEARS ENDED DECEMBER
                                                                                          31,
                                                                           ----------------------------------
                                                                              1998        1997        1996
                                                                           ----------  ----------  ----------
                                                                                     (IN THOUSANDS)
THE BANK OF HEMET
RESULTS OF OPERATIONS:
Interest income..........................................................  $   19,416  $   18,991  $   19,127
Interest expense.........................................................       9,185       8,946       8,823
                                                                           ----------  ----------  ----------
Net interest income......................................................      10,231      10,045      10,304
                                                                           ----------  ----------  ----------
Provision for loan losses................................................          --         250         988
Noninterest expense, net.................................................       5,373       4,996       6,934
Net income...............................................................  $    2,823  $    2,802  $    1,373

BALANCE SHEET:
Cash and cash equivalents................................................  $   16,996  $   19,521  $   15,982
Investment securities....................................................      24,882      24,833      24,779
Loans and leases, net....................................................     205,570     190,171     185,200
Other assets.............................................................       5,429       6,798       8,296
                                                                           ----------  ----------  ----------
Total assets.............................................................  $  252,877  $  241,323  $  234,257
                                                                           ----------  ----------  ----------
                                                                           ----------  ----------  ----------
Deposits.................................................................  $  230,853  $  219,211  $  212,268
Accrued interest and other liabilities...................................       1,468       1,884       1,887
Stockholders' equity.....................................................      21,024      20,228      20,102
                                                                           ----------  ----------  ----------
Total liabilities and stockholders' equity...............................  $  252,877  $  241,323  $  234,257
                                                                           ----------  ----------  ----------
                                                                           ----------  ----------  ----------

                                                                           AT OR FOR THE YEARS ENDED DECEMBER
                                                                                          31,
                                                                           ----------------------------------
                                                                              1998        1997        1996
                                                                           ----------  ----------  ----------
                                                                                     (IN THOUSANDS)
VALLEY BANK
RESULTS OF OPERATIONS:
Interest income..........................................................  $    6,181  $    5,978  $    5,338
Interest expense.........................................................       1,438       1,282       1,119
                                                                           ----------  ----------  ----------
Net interest income......................................................       4,743       4,696       4,219
                                                                           ----------  ----------  ----------
Provision for loan losses................................................         200         980         360
Noninterest expense, net.................................................  $    3,170  $    2,918  $    3,076
Net income...............................................................         789         556         454

BALANCE SHEET:
Cash and cash equivalents................................................  $   20,265  $   10,287  $   10,860
Investment securities....................................................      15,585      13,856      12,928
Loans and leases, net....................................................      42,031      44,202      42,634
Other assets.............................................................       6,828       6,221       5,038
                                                                           ----------  ----------  ----------
Total assets.............................................................  $   84,709  $   74,566  $   71,360
                                                                           ----------  ----------  ----------
                                                                           ----------  ----------  ----------
Deposits.................................................................  $   75,739  $   66,239  $   63,286
Accrued interest and other liabilities...................................         716       1,035       1,172
Stockholders' equity.....................................................       8,254       7,292       6,902
                                                                           ----------  ----------  ----------
Total liabilities and stockholders' equity...............................  $   84,709  $   74,566  $   71,360
                                                                           ----------  ----------  ----------
                                                                           ----------  ----------  ----------

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION WE PROVIDE IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE DECIDING WHETHER TO INVEST IN OUR COMMON STOCK. THESE ARE NOT THE ONLY RISKS WE FACE. SOME RISKS ARE NOT YET KNOWN TO US AND THERE ARE OTHERS WE DO NOT CURRENTLY BELIEVE ARE MATERIAL BUT COULD LATER TURN OUT TO BE SO. ALL OF THESE COULD IMPAIR OUR BUSINESS, OPERATING RESULTS OR FINANCIAL CONDITION. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE BECAUSE OF GENERAL MARKET CONDITIONS OR IF ANY OR ALL OF THESE RISKS CAME TO PASS, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT. IN EVALUATING THE RISKS OF INVESTING IN US, YOU SHOULD ALSO EVALUATE THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, INCLUDING OUR FINANCIAL STATEMENTS.

    WE WILL NEED TO INTEGRATE AND OPERATE THE BANKS THAT WE MAY ACQUIRE. If we cannot do so successfully, Pacific Community Banking Group will not succeed. Pacific Community Banking Group has no operating history. We formed in October 1997 to act as a bank holding company. We have agreed to acquire The Bank of Hemet and Valley Bank. Each of these banks has an operating history but not under our management.

    We may not be able to accomplish our business plan. Our business plan requires that:

    - We integrate The Bank of Hemet and Valley Bank effectively. We expect to increase the banks' profits by reducing costs, expanding services and integrating administrative functions. We may not be able to realize the operating efficiencies we expect. In addition, it may take longer than we expect to realize these efficiencies. If the integration of the banks does not proceed as anticipated, it could hurt our business.

    - We manage The Bank of Hemet and Valley Bank well. After Pacific Community Banking Group acquires the banks, the banks will hold substantially all of our assets and conduct substantially all of our business. If we cannot operate the banks successfully, it will hurt our business.

    Our business plan also provides that when we acquire additional banks, we integrate and manage their businesses effectively, too. We plan to acquire other banks and branches, if we can find appropriate acquisitions. We may not find appropriate banks or branches to acquire. If we do make acquisitions, in each future acquisition, we will face risks. If we cannot overcome these risks or any other problems encountered in connection with acquisitions, it could hurt our business. The risks of acquisitions, including the acquisitions of The Bank of Hemet and Valley Bank, include the following:

    - Management will have to divert their time from regular duties to integrating the new businesses;

    - The acquired banks may have unexpected problems with loans or legal liabilities;

    - We may lose the customers and employees of the acquired banks;

    - New management may not work smoothly with our established employees and customers;

    - The assimilation of new operations, sites and personnel could divert resources from regular banking operations;

    - The new banks or branches may not generate enough revenue to offset the acquisition costs; and

    - We may have trouble maintaining uniform standards, controls, procedures and policies.

    WE MAY NOT BE ABLE TO FUND OUR PLANNED GROWTH. If adequate funds are not available on acceptable terms, we may not be able to fund our expansion, develop or enhance our products or services or respond to competitive pressures. Based on our current operating plan, we expect the net proceeds of the public offering of common stock of Pacific Community Banking Group, together with our other available funds, to be sufficient to acquire The Bank of Hemet and Valley Bank, provide working capital and fund our capital expenditures in the near future. We intend to grow by acquiring more bank assets. If the shareholders of the banks we seek to acquire will not accept our stock in exchange for their shares, we will need to raise additional capital to acquire more bank assets for cash. We may also need to raise additional capital if we seek to develop new or enhanced services, or to respond to competitive pressures. Market conditions may sometimes make it impossible to raise capital by selling our securities to the public or to private investors. We may be unable to obtain financing from other sources on acceptable terms.

    FUTURE SALES OF SECURITIES COULD DIMINISH THE INTERESTS OF OUR SHAREHOLDERS. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our shareholders will be diluted. Also, any new securities could have rights, preferences and privileges senior to those of our common stock. We currently do not have any commitments for additional financing. We cannot be certain that additional financing will be available in the future to the extent required or that, if available, it will be made on acceptable terms.

    WE DEPEND ON KEY EMPLOYEES. If we lost, or had an interruption in, their services, it could hurt our business, particularly if they went to work for competitors. Our future success depends on the continued contributions of our existing senior management personnel, particularly on the efforts of E. Lynn Caswell, the Chief Executive Officer and the Chairman of the Board of Pacific Community Banking Group, who will be Chairman of the Board of both The Bank of Hemet and Valley Bank. We will also depend on the continuing services of certain of the management and staff of The Bank of Hemet and Valley Bank. Mr. Caswell has an employment agreement with us, which includes provisions that would limit his ability to compete against us at another company.

    WE FACE STRONG COMPETITION. We will conduct our banking operations primarily in Riverside county and plan to expand elsewhere in and near Southern California if economic conditions permit. Increased competition in our markets may result in reduced loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the banking services that we offer in our service area. These competitors include nationwide banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including savings and loans, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries.

    Many of our most significant competitors have greater resources and capital than we will have. Their size gives them economies of scale and permits them to invest heavily in technology. We believe our non-bank competitors also generally have fewer regulatory constraints.

    OUR SUCCESS DEPENDS ON ORIGINATING LOANS. Our competitors may offer better terms or better service, or respond to changing capital and other regulatory requirements better than we do. Some of our competitors make loans on terms that we consider risky and therefore will not match. Any of these competitive developments could hurt our business. Success in competing for loans depends on such factors as:

    - the quality of service to borrowers, especially the length of time it takes to process loans;

    - economic factors like interest rates;

    - the terms of the loans we offer, such as rate adjustment provisions, adjustment caps, loan maturities, loan-to-value ratios and loan fees; and

    - the size of the loans we are able to offer.

    ECONOMIC CONDITIONS IN SOUTHERN CALIFORNIA COULD HURT OUR BUSINESS. We focus our business in Southern California, primarily in Riverside county. In the early 1990's, the California economy experienced an economic recession that increased the level of delinquencies and losses for The Bank of Hemet, Valley Bank and many of the state's other financial institutions. Another recession could occur. An economic slow-down in Southern California could have the following consequences, any of which could hurt our business:

    - Loan delinquencies may increase;

    - Problem assets and foreclosures may increase;

    - Claims and lawsuits may increase;

    - Demand for the banks' products and services may decline;

    - Collateral for loans made by the banks, especially real estate, may decline in value, in turn reducing customers' borrowing power, reducing the value of assets associated with problem loans and reducing collateral coverage of the banks' existing loans.

    A DOWNTURN IN THE REAL ESTATE MARKET COULD HURT OUR BUSINESS. The banks' ability to recover on defaulted loans by selling the collateral on real estate secured loans would then be diminished, and we would be more likely to suffer losses on defaulted loans. As of December 31, 1998, approximately 95 percent of the value of The Bank of Hemet's loan portfolio and 70 percent of the value of Valley Bank's loan portfolio consisted of loans secured by various types of real estate. Most of The Bank of Hemet's and Valley Bank's real property collateral is located in Southern California. If there is a significant decline in real estate values, especially in California, the collateral for our loans will provide less security.

    ENVIRONMENTAL LAWS COULD FORCE THE BANKS TO PAY FOR ENVIRONMENTAL PROBLEMS. The cost of cleaning up or paying damages and penalties associated with environmental problems would hurt our business. When a borrower defaults on a loan secured by real property, the banks often purchase the property in foreclosure or accept a deed to the property surrendered by the borrower. The banks may also take over the management of commercial properties whose owners have defaulted on loans. The banks also own and lease premises where their branches and other facilities are located. While the banks have lending, foreclosure and facilities guidelines intended to exclude properties with an unreasonable risk of contamination, hazardous substances may exist on some of the properties that the banks own, manage or occupy. The banks face the risk that environmental laws could force them to clean up the properties at their expense. It may cost much more to clean a property than the property is worth. The banks could also be liable for pollution generated by a borrower's operations if a bank took a role in managing those operations after a default. The banks may also find it difficult or impossible to sell contaminated properties.

    WE ARE EXPOSED TO THE RISKS OF NATURAL DISASTERS. A major earthquake could result in material loss to the banks. Our operations are concentrated in Southern California, especially Riverside county. A significant percentage of our loans will be secured by real estate. California is an earthquake-prone region. The San Andreas Fault runs directly through our service area. Both of the banks have a disaster-recovery plan with offsite data processing resources located in Scottsdale, Arizona. However, the banks' properties and most of the real and personal property securing loans in the banks' portfolios are in Southern California. Many of our borrowers could suffer uninsured property damage, experience interruption of their businesses or lose their jobs after an earthquake. Those borrowers might not be able to repay their loans, and the collateral for loans could decline significantly in value. Unlike a bank with operations that are more geographically diversified, we are vulnerable to greater losses if an earthquake, fire, flood or other natural catastrophe occurs in Southern California.

    LOAN LOSS RESERVES MAY NOT COVER ACTUAL LOAN LOSSES. If the actual loan losses exceed the amount reserved, it will hurt our business. The banks try to limit the risk that borrowers will fail to repay loans by carefully underwriting the loans. Losses nevertheless occur. The banks create reserves for estimated loan losses in their accounting records. They base these allowances on estimates of the following:

    - industry standards;

    - historical experience with our loans;

    - evaluation of current and predicted economic conditions;

    - regular reviews of the quality mix and size of the overall loan portfolio;

    - regular reviews of delinquencies; and

    - the quality of the collateral underlying their loans.

    OUR NON-PERFORMING ASSETS MAY INCREASE. If the level of non-performing assets rises in the future, it could hurt our business. Non-performing assets are mainly loans on which the borrowers are not making their required payments. Non-performing assets also include loans that have been restructured to permit the borrower to have smaller payments and real estate that has been acquired through foreclosure of unpaid loans. To the extent that assets are non-performing, the banks have less cash available for lending and other activities.

    GOVERNMENT GUARANTEED LOAN PROGRAMS MAY CHANGE, BE CURTAILED TEMPORARILY OR BE DISCONTINUED. If Valley Bank cannot continue making and selling government guaranteed loans, it could hurt our business. A major part of Valley Bank's business is the origination and sale of government guaranteed loans. From time to time, the government agencies that guarantee these loans reach their internal limits, and cease to guarantee loans for a stated time period. In addition, these agencies may change their rules for loans. Also, Congress may adopt legislation that would have the effect of discontinuing or changing the programs. Nongovernmental programs could replace government programs for some borrowers, but the terms might not be equally acceptable. Therefore, if these changes occur, the volume of loans to small business, industrial and agricultural borrowers of the types that now qualify for government guaranteed loans could decline. Also, the profitability of these loans could decline.

    CHANGES IN INTEREST RATES AFFECT OUR PROFITABILITY. Changes in prevailing rates may hurt our business. We derive our income mainly from the difference or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the wider the spread, the more we earn. When market rates of interest change, the values of our interest-earning assets and interest-bearing liabilities will have disproportionate changes in value that can dramatically reduce our spread. In addition, interest rates affect how much money we can lend. For example, when interest rates rise, loan originations tend to decrease.

    GOVERNMENTAL REGULATION MAY IMPAIR OUR OPERATIONS OR RESTRICT OUR GROWTH. If we fail to comply with the federal and state bank regulations, the regulators may limit our activities or growth, fine us or ultimately put us out of business. Banking laws and regulations change from time to time. Bank regulation can hinder our ability to compete with financial services companies that are not regulated or are less regulated. In addition, bank regulators impose material compliance costs on us.

    Federal and state bank regulatory agencies regulate many aspects of our operations. These areas include:

    - the capital we must maintain;

    - the kinds of activities we can engage in;

    - the kinds and amounts of investments we can make;

    - the locations of our offices;

    - how much interest we can pay on demand deposits;

    - insurance of our deposits and the premiums we must pay for this insurance; and

    - how much cash we must set aside as reserves for deposits.

    IF VALLEY BANK FAILS TO MEET ITS COMMITMENTS TO BANK REGULATORS, IT COULD HURT OUR BUSINESS. In October, 1998 the board of directors of Valley Bank adopted resolutions committing to accomplish certain goals. If the regulators are not satisfied with Valley Bank's progress, they could impose more severe restrictions, fine the bank or take other regulatory action, which could hurt our business. The commitments include:

    - to develop a formal written testing plan for Year 2000 issues;

    - to maintain capital equal to 8% of Valley Bank's adjusted total assets;

    - to improve asset quality;

    - to improve earnings;

    - to adopt procedures to ensure compliance with applicable law and regulations; and

    - to obtain prior FDIC approval for new directors and senior officers.

    Valley Bank's management believes that Valley Bank is in compliance in these matters. However, Valley Bank may not continue to meet these requirements.

    ACQUISITIONS FOR CASH COULD REDUCE OUR EARNINGS AND REDUCE THE PRICE OF OUR STOCK. When we seek to acquire a bank in the future, the bank's shareholders may not accept our stock in exchange for their shares. In that case, we could raise capital and try to acquire the bank for cash. If we are successful in acquiring a bank for either cash or stock, for several years a portion of the purchase price, referred to as goodwill, may be reported on our financial statements each year as an expense. That would reduce the size of our reported earnings, which, in turn, could reduce the price of our common stock.

    THE BANKS HAVE YEAR 2000 RISKS. If the banks, their vendors, customers or other third parties suffer a computer failure, it could hurt our business. After the acquisition transaction is completed, we will rely primarily on the data processing systems, hardware and software of The Bank of Hemet and Valley Bank to conduct our operations. Each of the banks has taken steps to make its own information and environmental systems Year 2000 compliant by the third quarter of 1999. Each has also developed contingency plans to reduce the impact of any failures which may occur. However, each also relies heavily on the information systems of vendors, customers and other third parties. These third parties may not become Year 2000 compliant soon enough. Moreover, the contingency and remediation efforts of the two banks may not succeed. For more information on the specific steps that the banks are taking, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations of Bank of Hemet--Year 2000 Compliance" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Valley Bank--Year 2000 Compliance" below.

    BANKLINK CORPORATION'S SYSTEMS MAY BECOME OBSOLETE. BankLink Corporation is The Bank of Hemet's subsidiary that does data processing and item processing for several banks, including The Bank of Hemet. If its systems do not remain competitive, it may lose customers. However, the cost of upgrading systems to remain competitive may be a financial burden. The ability of BankLink Corporation to remain as the service provider for these banks depends on its continuing ability to offer competitive services.

    WE HAVE TO DEFEND A LAWSUIT. The Bank of Hemet is currently the defendant in a class action lawsuit. If this lawsuit is lost or settled, to the extent that insurance does not cover the cost, it will hurt our business. After Pacific Community Banking Group acquires The Bank of Hemet, it will be at risk for the future results of this lawsuit. The lawsuit relates to The Bank of Hemet's 1992 acquisition of Inland Savings and Loan Association. The class action plaintiffs allege that the bank improperly adjusted the value of The Bank of Hemet preferred stock that was issued to the plaintiffs when The Bank of Hemet acquired Inland Savings and Loan Association. On January 14, 1999, the court certified the case as a class action. The complaint alleges breach of contract, and breach of fiduciary duty, and seeks compensatory damages in excess of $2 million, together with punitive damages. The Bank of Hemet does not believe that the plaintiffs' claims have any merit. It is vigorously defending against these claims and has filed a motion for summary judgment on the breach of fiduciary duty claim. The Bank of Hemet further believes that a substantial portion of the costs of any judgment relating to damages other than punitive damages will be paid by its insurance company. The

Bank of Hemet has not established a reserve in its consolidated financial statements for a possible loss caused by this lawsuit.

    AN ACTIVE TRADING MARKET FOR OUR STOCK MAY NOT DEVELOP. Any reduction in the number of firms making a trading market in our stock may impair your ability to sell your shares of common stock. If that happens after this offering, you may encounter delay or have to accept a reduced price when you sell our securities. We plan to have our common stock listed on the Nasdaq National Market after this offering. Sutro & Co. Incorporated has indicated that it intends to act as a market maker of our common stock as long as the volume of trading and other market-making considerations justify it. We cannot be sure how active the trading market for our common stock will be after the initial public offering.

    THE PRICE OF OUR COMMON STOCK MAY CHANGE WIDELY. The initial public offering price of Pacific Community Banking Group's common stock results from negotiations between us and the underwriters. Given the lack of any trading history of our common stock and our inability to predict where our common stock will trade in the future, we cannot be sure that the initial public offering price of our common stock will approximate the trading price of our common stock after this offering. The price of our common stock may fluctuate widely, depending on many factors. Some of these factors have little to do with our operating results or our intrinsic worth. For example, the market value of our common stock may be affected by the trading volume of the shares, announcements of expanded services by us or our competitors, general banks in the banking industry, general price and volume fluctuations in the stock market, acquisitions of related companies, variations in quarterly operating results, and the dilutive effects of future issuances of common or convertible preferred stock. Also, if the trading market for our common stock remains limited, that may exaggerate changes in market value, leading to more price volatility than would occur in a more active trading market.

    OUR ABILITY TO PAY DIVIDENDS IS LIMITED. We do not intend to pay dividends on Pacific Community Banking Group's common stock for the foreseeable future. Instead, we intend to reinvest our earnings in our business. In addition, to pay dividends to our shareholders, Pacific Community Banking Group would need to obtain funds from our bank subsidiaries. Their ability, in turn, to pay dividends to us is limited by California law and federal banking law. In particular, neither bank may pay a dividend that exceeds the lesser of either of the following:

    - the bank's retained earnings; or

    - the bank's net income for its last three fiscal years, minus the amount of any prior dividend during those three years.

    With the approval of the regulators, a bank may pay dividends above those amounts, but not more than the greater of the bank's retained earnings, its net income for its last fiscal year, or its net income for the current fiscal year. Even if one of the banks were able to meet the dividend test described above, it might not be able to pay dividends if the result would cause its capital to fall below federal capital standards that apply to banks.

    SUBSTANTIAL SALES OF OUR COMMON STOCK COULD ADVERSELY AFFECT OUR STOCK PRICE. Sales of substantial amounts of Pacific Community Banking Group's common stock in the public market after the completion of the initial public offering could hurt the market price of our common stock. Some shares of our common stock are subject to a contractual lock-up agreement. Under this agreement, shareholders will be restricted from selling their shares for either 90 or 180 days. Still, sales of substantial amounts of common stock after this offering could cause the price of Pacific Community Banking Group's common stock to decline. That could reduce our ability to raise capital by issuing additional common stock.

    At the completion of the initial public offering and the bank acquisitions, various shares of common stock will be subject to possible sale and issue by Pacific Community Banking Group. The sale of those shares could dilute the already issued common stock. For example, after the closing of this offering and the bank acquisitions:

    - In connection with the acquisitions of both The Bank of Hemet and Valley Bank, the shareholders of those banks will receive warrants to purchase our common stock, and shares of our common stock will be issued whenever those warrants are exercised.

    - Mr. Caswell's employment agreement provides that at the close of the acquisitions and public offering, he will be granted options to purchase up to 250,000 shares or 5% of our common stock, whichever is greater.

    - We intend to grant stock options to employees, consultants and directors of Pacific Community Banking Group, The Bank of Hemet and Valley Bank. Additional shares of common stock will be issued when these people exercise their options.

    - We intend to pursue acquisitions of other financial institutions from time to time in exchange for the issuance of additional shares of our common stock or other securities convertible into or exercisable for our common stock.

    - We will be authorized under our articles of incorporation to issue additional shares of common stock, and preferred stock that may be convertible into common stock, without further shareholder approval.

    BANK REGULATORY LAWS COULD DISCOURAGE CHANGES IN OUR OWNERSHIP. These regulations would delay and possibly discourage a potential acquiror who would have been willing to pay a premium price to amass a large block of our common stock. That in turn could decrease the value of our common stock. Before anyone can buy enough voting stock to exercise control over a bank holding company like us, bank regulators must approve the acquisition. A shareholder must apply for regulatory approval to own 10 percent or more of our common stock, unless the shareholder can show that he or she will not actually exert control over us. In no case can a shareholder own more than 25 percent of our stock without applying for regulatory approval.

    PROVISIONS IN OUR CHARTER DOCUMENTS AND AGREEMENTS WE HAVE MADE WILL DELAY OR PREVENT CHANGES IN CONTROL OF OUR CORPORATION OR OUR MANAGEMENT. These provisions make it more difficult for another company to acquire us, which could reduce the market price of our common stock. These provisions include the following:

    - A provision requiring a two-thirds vote when shareholders approve certain business combinations, approve certain amendments to the charter and bylaws and take action by written consent;

    - A requirement that shareholders give advance notice of matters to be raised at a meeting of shareholders; and

    - Staggered terms of office for members of the board of directors.

    Contractual arrangements that impede changes in control include severance agreements for our executive officers and commitments to issue options.

                           FORWARD-LOOKING STATEMENTS

    Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by the forward-looking statements. These factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

    In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms and other comparable terminology.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor anyone else assume responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                                USE OF PROCEEDS

    We estimate that our net proceeds from the sale of shares by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us Pacific Community Banking Group, will be $3.3 million ($11.0 million if the underwriters exercise their over-allotment option in-full) at an assumed initial public offering price of $15 per share. We intend to use the net proceeds for working capital and general corporate purposes, and to pay a fee of $750,000 to Sutro & Co. Incorporated as compensation for its advisory services in our acquisitions of The Bank of Hemet and Valley Bank. Until they are needed, the net proceeds will be invested in short-term, investment grade, interest-bearing obligations.

    We will not receive any proceeds from the sale of shares by the selling shareholders. Please refer to "Principal and Selling Shareholders" on page 104.

                                DIVIDEND POLICY

    Pacific Community Banking Group has never declared or paid dividends on its common stock and anticipates that all earnings will be retained for use in its business. The payment of any future dividends will be at the discretion of the board of directors. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 CAPITALIZATION

    THROUGHOUT THIS PROSPECTUS, WHEN CALCULATING NUMBERS OF SHARES AND NUMBERS "PER SHARE" WE HAVE ASSUMED THAT THE UNDERWRITERS WILL NOT EXERCISE THEIR OVERALLOTMENT OPTION, EXCEPT WHERE WE STATE THAT WE INCLUDED THE OVER-ALLOTMENT OPTION IN THE CALCULATIONS.

    The following table sets forth (i) the capitalization of Pacific Community Banking Group as of December 31, 1998, after giving effect to the business combination of Pacific Community Banking Group, The Bank of Hemet and Valley Bank, and (ii) the capitalization of Pacific Community Banking Group as adjusted to give effect to the sale of 562,000 shares of common stock and automatic conversion of 1,305,000 shares of preferred stock into 106,000 shares of common stock offered by Pacific Community Banking Group at the initial public offering price of $15.00 per share and the application of the net proceeds after deducting the underwriting discount and estimated offering expenses. Please refer to "Use of Proceeds" for additional information about the planned use of proceeds of this offering. This table should be read in conjunction with the "Unaudited Summary Pro Forma Combined Financial Information" and the Consolidated Financial Statements included in this prospectus.

                                                                                           DECEMBER 31, 1998
                                                                                       --------------------------
                                                                                                      PRO FORMA
                                                                                        PRO FORMA        AS
                                                                                       AS COMBINED   ADJUSTED(4)
                                                                                       -----------  -------------

                                                                                         (DOLLARS IN THOUSANDS)
Preferred stock; no par value, 100,000,000 shares authorized, pro forma as combined and as adjusted
  Series A: 1,085,000 shares authorized, 724,000 outstanding, pro forma as combined
    and none, pro forma as adjusted(1,2).............................................   $     724     $      --
  Series B: 375,000 shares authorized, 375,000 outstanding, pro forma as combined and
    none, pro forma as adjusted(1,2).................................................         375            --
Common stock, no par value: 100,000,000 shares authorized; 3,957,912 shares
 outstanding, pro forma as combined and 4,519,464, pro forma as adjusted(1,3,4)......      21,162        25,572
Retained earnings....................................................................      14,321        14,321
                                                                                       -----------  -------------
Total stockholders' equity...........................................................      36,582        39,893
                                                                                       -----------  -------------
Total capitalization.................................................................   $  36,582     $  39,893
                                                                                       -----------  -------------
                                                                                       -----------  -------------

------------------------

(1) Reflects the conversion of common stock subscriptions totaling $1,305,000 as of December 31, 1998, $1,099,000 of which had been paid, into shares of Pacific Community Banking Group Series A and B Preferred Stock.

(2) Excludes $361,000 of preferred stock subscriptions which were received after December 31, 1998.

(3) Excludes 1,308,000 warrants for the purchase of common stock issued in connection with the business combination with Valley Bank and The Bank of Hemet.

(4) Includes $3,311,000 to give effect to the net proceeds from the sale of approximately 562,000 shares of common stock offered through this prospectus as well as conversion of all shares of Series A and Series B preferred stock into common stock effective at the closing of the offering.

                                    DILUTION

    As of December 31, 1998, Pacific Community Banking Group had a pro forma net tangible book value of approximately $25,211,000, or $6.37 per share of common stock, after giving effect to the business combination of The Bank of Hemet, Valley Bank and Pacific Community Banking Group. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding at that date. Without taking into account any other changes in the pro forma net tangible book value after December 31, 1998 other than to give effect to the receipt by Pacific Community Banking Group of the net proceeds to Pacific Community Banking Group from the sale of approximately 562,000 shares of common stock offered at the initial public offering price of $15.00 per share, the pro forma net tangible book value at December 31, 1998 would have been approximately $28,522,000 or $6.31 per share. This represents an immediate decrease in net tangible book value of $.06 per share to existing shareholders and an immediate dilution of $8.69 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Initial public offering price per share.....................             $   15.00
                                                                         ---------
  Pro forma net tangible book value per share...............  $    6.37
                                                              ---------
  Decrease per share attributable to new investors..........       (.06)
                                                              ---------
Pro forma net tangible book value per share after this
  offering..................................................                  6.31
                                                                         ---------
Dilution per share to new investors.........................             $    8.69
                                                                         ---------
                                                                         ---------

    The following table summarizes, on a pro forma basis, as of December 31, 1998, the differences between the number of shares of common stock purchased from Pacific Community Banking Group, the aggregate consideration and the average price per share from existing shareholders and from new investors purchasing shares of common stock in this offering. Sales by the selling shareholders in this offering will reduce the number of shares of common stock held by existing shareholders to a total of between 819,000 and 1,206,000 shares, or between approximately 18% and 27% (approximately 16% to 24% if the underwriters' over-allotment option is exercised in full) of the total number of shares of common stock outstanding after this offering. Please refer to
"Principal and Selling Shareholders" on page   .

                                                         SHARES PURCHASED         TOTAL CONSIDERATION        AVERAGE
                                                      -----------------------  --------------------------     PRICE
                                                        NUMBER      PERCENT       AMOUNT        PERCENT     PER SHARE
                                                      ----------  -----------  -------------  -----------  -----------
Existing shareholders, pro forma as combined(1).....   3,957,912        87.6%  $  25,211,000        75.0%   $    6.37
New investors.......................................     561,551        12.4%      8,423,000        25.0        15.00
                                                      ----------       -----   -------------       -----
    Total...........................................   4,519,464       100.0%  $  33,634,000       100.0%
                                                      ----------       -----   -------------       -----
                                                      ----------       -----   -------------       -----

------------------------

(1) Includes holders of preferred stock that will automatically convert to common stock upon completion of this offering. This information assumes no exercise of the Underwriter's over-allotment option and no exercise of stock options or warrants that will be outstanding after this offering.

                     REGULATORY CAPITAL AND LEVERAGE RATIO

    The following table illustrates the actual regulatory capital and leverage ratios of The Bank of Hemet and Valley Bank and the pro forma regulatory capital and leverage ratios of Pacific Community Banking Group, in each case, as of December 31, 1998. The pro forma ratios are stated after giving effect to this offering and the acquisitions, assuming approximately $3.3 million in net proceeds is raised in this offering; all of which is held in cash or cash equivalent investments. Please refer to "Unaudited Pro Forma Combined Financial Data" and the assumptions set forth therein.

                                                                                        AT DECEMBER 31, 1998
                                                                            ---------------------------------------------
                                                                                          TIER 1 RISK-      TOTAL RISK-
                                                                             LEVERAGE         BASED            BASED
                                                                               RATIO      CAPITAL RATIO    CAPITAL RATIO
                                                                            -----------  ---------------  ---------------
The Bank of Hemet.........................................................        8.31%          9.99%           11.06%
Valley Bank...............................................................       10.20          15.50            16.70
Minimum regulatory requirement for a "well-capitalized" bank(1)...........        5.00           6.00            10.00
Minimum regulatory capital for a bank(1)..................................        4.00           4.00             8.00
Pro forma for Pacific Community Banking Group after the offering and
  acquisitions............................................................        7.55           9.56            10.81
                                                                                 -----          -----            -----
Minimum regulatory requirement for a well-capitalized holding
  company(2)..............................................................        5.00           6.00            10.00
                                                                                 -----          -----            -----
Minimum regulatory capital for a holding company(2).......................        4.00           4.00             8.00

------------------------

(1) Pursuant to regulations of the FDIC. Please refer to "Supervision and Regulation--Capital Standards."

(2) Pursuant to regulations of the FRB. Please refer to "Supervision and Regulation--Capital Standards."

                                THE ACQUISITIONS

    The Bank of Hemet acquisition and the Valley Bank acquisition are independent transactions. A majority of the shares of common stock of The Bank of Hemet must be voted in favor of the Bank of Hemet acquisition before that acquisition can close. Two-thirds of the shares of common stock of Valley Bank must be voted in favor of the Valley Bank acquisition before that acquisition can close. If either of the acquisitions fails to be approved by the requisite number of shareholders or Pacific Community Banking Group determines that either will not close for any other reason, you will receive additional disclosure before the closing of this offering. Pacific Community Banking Group expects, however, that neither acquisition will close unless both close.

    GENERAL

    Pacific Community Banking Group and The Bank of Hemet have entered into an agreement under which Pacific Community Banking Group agreed to acquire The Bank of Hemet for approximately 2,870,540 shares of Pacific Community Banking Group common stock plus warrants exercisable into approximately 876,000 shares of Pacific Community Banking Group common stock. For detailed information about the terms of this agreement, please refer to the section entitled "The Bank of Hemet
Agreement," beginning on page   below.

    Pacific Community Banking Group and Valley Bank have entered into an agreement under which Pacific Community Banking Group agreed to acquire Valley Bank for approximately 781,271 shares of Pacific Community Banking Group common stock, and warrants exercisable into approximately 432,000 shares of Pacific Community Banking Group common stock. For detailed information about the terms of this agreement, please refer to the section entitled "The Valley Bank Agreement," below.

    To accomplish the acquisitions, Pacific Community Banking Group will establish two subsidiaries, PCBG Merger Corporation and Interim Valley Bank. PCBG Merger Corporation will merge with and into The Bank of Hemet, with The Bank of Hemet to be the surviving corporation in the merger. Simultaneously, Valley Bank will merge with and into Interim Valley Bank, with Interim Valley Bank to be the surviving corporation. The name of "Interim Valley Bank" will then be changed to "Valley Bank." Pacific Community Banking Group intends The Bank of Hemet to continue as a California corporation wholly owned by Pacific Community Banking Group, retaining its articles of incorporation and bylaws as well as certain of its officers and directors. Pacific Community Banking Group expects to combine most of the assets and liabilities of Valley Bank with those of The Bank of Hemet in the near future, most likely within six months of the completion of the acquisitions, operating the combined bank under the Bank of Hemet's charter. Pacific Community Banking Group then intends to relocate Valley Bank with its remaining assets to Orange county and allow Valley Bank to develop a banking business under its existing charter.

    Pacific Community Banking Group intends to consummate The Bank of Hemet and Valley Bank acquisitions simultaneously by June 28, 1999.

    This offering is made for two purposes: (1) New shares are being sold by Pacific Community Banking Group to raise capital for ongoing operations and to pay certain fees incurred in connection with the acquisitions; and (2) former shareholders of The Bank of Hemet and Valley Bank are selling some of the shares they will receive in the acquisitions. To accomplish the closing of the acquisitions and this offering, Pacific Community Banking Group will not commence this offering until the requisite approval of shareholders and all other required preconditions to the acquisitions (except the payment of the purchase price) have been satisfied or waived. Pacific Community Banking Group is not obligated to complete either of the acquisitions unless all conditions to completion of this offering have been satisfied or waived.

    By the terms of the Bank of Hemet agreement and the Valley Bank agreement, neither acquisition is dependent on the other. However, each acquisition is conditioned upon the satisfaction or waiver of all conditions to completion of the offering. If either acquisition fails to receive the required shareholder approval, or if either bank is not obligated to close because of failure of some other precondition, then Pacific Community Banking Group will disclose those facts before the closing of this offering, including circulating a revised prospectus. If as a result this offering cannot be completed, then any obligation of Pacific Community Banking Group to complete the acquisitions will terminate.

    Sutro & Co. Incorporated has advised Pacific Community Banking Group in connection with identifying The Bank of Hemet and Valley Bank and negotiating the acquisitions. As compensation for these services, Sutro & Co. Incorporated will receive a fee of $750,000 on the closing of the acquisitions.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    The following unaudited pro forma combined statement of operations reflects the business combination of The Bank of Hemet, Valley Bank, and Pacific Community Banking Group as if it had occurred on January 1, 1998. The following unaudited pro forma combined balance sheet reflects the business combination as if it had occurred as of December 31, 1998. Under generally accepted accounting principles, the business combination is treated as an acquisition of Pacific Community Banking Group and Valley Bank by The Bank of Hemet using the purchase method of accounting. The pro forma financial information gives effect to the business combination consistent with such principles.

    The historical financial information of Pacific Community Banking Group, The Bank of Hemet, and Valley Bank for the year ended December 31, 1998 has been derived from their respective financial statements included in this prospectus. The pro forma financial information should be read in conjunction with the accompanying notes thereto and with the financial statements of the respective companies. The pro forma combined financial information does not purport to be indicative of operating results which would have been achieved had the acquisitions occurred on the dates indicated and should not be construed as representative of future operating results. In the opinion of Pacific Community Banking Group's management, all adjustments have been made to reflect the effects of the acquisitions.

                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 HISTORICAL--YEAR ENDED
                                                                    DECEMBER 31, 1998                          PRO FORMA
                                                          -------------------------------------                COMBINED--
                                                              PACIFIC      THE BANK                            YEAR ENDED
                                                             COMMUNITY        OF       VALLEY     PRO FORMA   DECEMBER 31,
                                                           BANKING GROUP     HEMET      BANK     ADJUSTMENTS      1998
                                                          ---------------  ---------  ---------  -----------  ------------
Interest income.........................................     $      --     $  19,416  $   6,181   $      --    $   25,597
Interest expense........................................            --         9,185      1,438          --        10,623
                                                                 -----     ---------  ---------  -----------  ------------
  Net interest income...................................                      10,231      4,743                    14,974
Provision for loan losses...............................            --            --        200          --           200
                                                                 -----     ---------  ---------  -----------  ------------
  Net interest income after provision...................            --        10,231      4,543          --        14,774
Noninterest income......................................            --         1,363      2,915          --         4,278
Noninterest expense
  Salaries and employee benefits........................            --         3,735      3,272         682(1)       7,689
  Premises and equipment................................            --         1,066        921          --         1,987
  Other real estate owned, net..........................            --          (101)        41          --           (60)
  Other expenses........................................           513         2,036      1,851         914(2)       5,314
                                                                 -----     ---------  ---------  -----------  ------------
    Total noninterest expense...........................           513         6,736      6,085       1,596        14,930
                                                                 -----     ---------  ---------  -----------  ------------
Income before income taxes..............................          (513)        4,858      1,373      (1,596)        4,122
Provision for income taxes..............................            --         2,035        584        (531)(3)       2,088
                                                                 -----     ---------  ---------  -----------  ------------
    Net income (loss)...................................     $    (513)    $   2,823  $     789   $  (1,065)   $    2,034
                                                                 -----     ---------  ---------  -----------  ------------
                                                                 -----     ---------  ---------  -----------  ------------
Pro forma net income per share..........................                                                       $     0.51(4)
                                                                                                              ------------
                                                                                                              ------------
Pro forma shares outstanding............................                                                        3,957,912(4)
                                                                                                              ------------
                                                                                                              ------------

------------------------

(1) Reflects a provision for compensation due to certain former officers of The Bank of Hemet, which vests in full as of the closing of the business combination.

(2) Reflects amortization of goodwill and other intangible assets resulting from the acquisitions as if they had been completed as of the first day of the period presented. Goodwill is amortized using a 25-year life, and other intangible assets, which consist primarily of a core deposits intangible, are amortized based on the expected runoff of the related deposits. The estimated runoff of such deposits will result in amortization of the balance of the core deposits intangible asset on an accelerated basis over a period of ten years.

(3) Reflects the income tax effect of the pro forma adjustments at an effective rate of 40% for the amortization of the core deposits intangible and the additional compensation due to the former officers of the Bank of Hemet.

(4) Pro forma net income per share is calculated on a fully diluted basis. Pro forma weighted average shares outstanding is calculated giving effect to the conversion of The Bank of Hemet common stock to Pacific Community Banking Group common stock at a conversion ratio of 3.4 to one, the shares of Pacific Community Banking Group common stock issuable pursuant to the acquisition of Valley Bank, and the conversion of all shares of Pacific Community Banking Group preferred stock into shares of common stock.

                        PRO FORMA COMBINED BALANCE SHEET
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                   HISTORICAL--DECEMBER 31, 1998
                                                ------------------------------------
                                                  PACIFIC                                           PRO FORMA
                                                 COMMUNITY                                          COMBINED--
                                                  BANKING     THE BANK     VALLEY      PRO FORMA   DECEMBER 31,
                                                   GROUP      OF HEMET      BANK      ADJUSTMENTS      1998
                                                -----------  ----------  -----------  -----------  ------------
Cash and due from banks.......................   $     396   $    6,496  $     6,485   $    (609)(1)  $   12,768
Federal funds sold............................          --       10,500       13,780          --        24,280
                                                -----------  ----------  -----------  -----------  ------------
  Total cash and cash equivalents.............         396       16,996       20,265        (609)       37,048
                                                -----------  ----------  -----------  -----------  ------------
Investment securities.........................          --       24,882       15,585          --        40,467
Loans and leases..............................          --      207,802       43,149          --       250,951
Allowance for loan losses.....................          --       (2,232)      (1,118)         --        (3,350)
                                                -----------  ----------  -----------  -----------  ------------
  Loans and leases, net.......................          --      205,570       42,031          --       247,601
                                                -----------  ----------  -----------  -----------  ------------
Premises and equipment, net...................           6        1,541        2,158          --         3,705
Accrued interest receivable...................          --        1,140          611          --         1,751
Other real estate owned.......................          --           77        1,749          --         1,826
Other assets..................................         199        2,671        2,310        (360)(2)       4,820
Goodwill and other intangible assets..........          --           --           --      11,371(3)      11,371
                                                -----------  ----------  -----------  -----------  ------------
Total assets..................................   $     601   $  252,877  $    84,709   $  10,402    $  348,589
                                                -----------  ----------  -----------  -----------  ------------
                                                -----------  ----------  -----------  -----------  ------------
Deposits
  Noninterest bearing demand deposits.........   $      --   $   33,975  $    20,061   $      --    $   54,036
  Savings and interest-bearing demand
    deposits..................................          --       71,389       39,228          --       110,617
  Time deposits...............................          --      125,021       16,450          --       141,471
Accrued interest and liabilities..............          94        1,468          716       3,605  2,4       5,883
Stockholders' equity
  Common stock, no par value..................           3        3,666        5,570      11,923(5)      21,162
  Preferred stock.............................       1,099           --           --          --         1,099
  Retained earnings...........................        (595)      17,358        2,684      (5,126)(5)      14,321
                                                -----------  ----------  -----------  -----------  ------------
  Total stockholders' equity..................         507       21,024        8,254       6,797        36,582
                                                -----------  ----------  -----------  -----------  ------------
Total liabilities and equity..................   $     601   $  252,877  $    84,709   $  10,402    $  348,589
                                                -----------  ----------  -----------  -----------  ------------
                                                -----------  ----------  -----------  -----------  ------------

------------------------

(1) Reflects a special dividend of $0.52 per common share of Valley Bank, payable at the closing of the acquisition.

(2) To record a deferred tax liability of approximately $2,160,000 related to the value attributable to a core deposits intangible asset, which was recorded in accrued interest and other liabilities net of a deferred tax asset of $730,000, as well as deferred taxes of $570,000 relating to the severance obligations discussed below. Also includes reclassification of $200,000 of capitalized acquisition costs to goodwill and other intangible assets.

(3) To record the purchase of Valley Bank and Pacific Community Banking Group, which results in the allocation of the excess of the purchase price over their net identifiable assets of $9,700,000 and $1,671,000, respectively, to goodwill and other intangible assets.

(4) To record a liability of $682,000 to certain former officers of The Bank of Hemet, which was formerly payable beginning at the respective officer's retirement date, but which vests in full as of the closing of the business combination, and to record severance costs at Valley Bank of $743,000. Additionally, includes an accrual for acquisition fees of $750,000 payable upon completion of the acquisitions.

(5) To provide for adjustments related to the application of purchase accounting, which includes the recognition of value for the warrants issued to Valley Bank at $3 per warrant, and to eliminate the equity accounts of the subsidiaries. Additionally, to adjust equity accounts for the warrants issued to shareholders of The Bank of Hemet, the value for which is charged to retained earnings, with a corresponding increase to common equity.

         PACIFIC COMMUNITY BANKING GROUP SELECTED FINANCIAL INFORMATION

    The following table sets forth selected financial data of Pacific Community Banking Group. The information presented below is from Pacific Community Banking Group's financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in its report thereon included in this prospectus. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Pacific Community Banking Group's audited financial statements appearing in this prospectus.

                                                                                AT OR FOR
                                                                               PERIOD FROM
                                                                                INCEPTION
                                                                AT OR FOR      (OCTOBER 17,
                                                                YEAR ENDED       1997) TO
                                                               DECEMBER 31,    DECEMBER 31,
                                                                   1998            1997
                                                              --------------  --------------
OPERATIONS:
Revenues....................................................    $       --      $       --
General and administrative expenses.........................       525,568          82,477
Interest income.............................................        11,326              --
                                                              --------------  --------------
Net loss before taxes.......................................       514,242          82,477
Provision for income taxes..................................           800             800
                                                              --------------  --------------
  Net loss..................................................    $  513,442      $   81,677
                                                              --------------  --------------
                                                              --------------  --------------
ASSETS:
Cash........................................................    $  395,948      $  170,131
Prepaid expenses............................................         1,333              --
Capitalized acquisition and offering costs..................       198,127          26,814
Equipment and furniture, net of depreciation................         5,638              --
                                                              --------------  --------------
  Total Assets..............................................    $  601,046      $  196,945
                                                              --------------  --------------
                                                              --------------  --------------
LIABILITIES AND SHAREHOLDERS' EQUITY:
Accounts payable............................................    $   94,429      $   54,112
Refundable common stock subscriptions.......................            --          85,000
Total shareholders' equity..................................       506,617          57,833
                                                              --------------  --------------
  Total liabilities and shareholders' equity................    $  601,046      $  196,945
                                                              --------------  --------------
                                                              --------------  --------------
PER SHARE DATA:
Weighted average shares outstanding.........................        10,000          10,000
Basic and diluted earnings (loss) per share.................    $   (51.34)     $    (8.17)
Common stock book value.....................................    $    50.66      $     5.78
Common stock dividends declared.............................    $       --      $       --

                        PACIFIC COMMUNITY BANKING GROUP
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. PACIFIC COMMUNITY BANKING GROUP'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE SECTION ENTITLED "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

RESULTS OF OPERATIONS

    Pacific Community Banking Group was formed in 1997 for the purpose of becoming a multi-bank, community oriented, independent bank holding company that will own a number of community banks, predominantly in high-growth areas of Southern California. Since inception, Pacific Community Banking Group has investigated a number of banks for possible acquisition. These discussions have resulted in acquisition agreements with The Bank of Hemet and Valley Bank. Until these proposed acquisitions are completed, Pacific Community Banking Group will have had no revenue-generating operations. Since its founding, Pacific Community Banking Group's only income has been interest earned on investments and deposits. Nearly all of its expenses have been used for organizational purposes in connection with proposed acquisition opportunities and the initial public offering of its stock.

CAPITAL CONTRIBUTIONS

    The holders of Pacific Community Banking Group's common stock have provided approximately $2,500, and the holders of Pacific Community Banking Group's convertible preferred stock have provided capital of approximately $1.4 million, in each case to fund the costs associated with identifying and acquiring selected community banks and raising the funds for the initial acquisitions and operations. For more information about the holders of this preferred stock and their interests in Pacific Community Banking Group after the acquisitions, please refer to the section entitled "Principal and Selling Shareholders" on page 104.

LIQUIDITY AND CAPITAL RESOURCES

    Based on its current operating plan, Pacific Community Banking Group believes that the net proceeds of the public offering of its common stock, together with its available funds, are sufficient to provide working capital and fund capital expenditures in the near future. Pacific Community Banking Group currently plans to acquire other banks. If it is unable to make future acquisitions by exchanging its securities for those of the acquired banks, Pacific Community Banking Group may need additional capital to make these acquisitions or to increase the size of its operations. If so, Pacific Community Banking Group may seek to raise capital through sales of its securities to private investors or to the public. These sales may not be feasible at times because of market conditions. There is no guarantee that Pacific Community Banking Group will acquire other banks.

YEAR 2000 COMPLIANCE

    Since the formation of Pacific Community Banking Group, information technology has not played an important role in its operations. These operations have consisted of investigating and negotiating potential bank acquisitions. Pacific Community Banking Group has acquired all of its computer hardware and software since October, 1997 and believes its systems are Year 2000 compliant. This hardware and software consists only of personal computers used for word processing and spreadsheet calculations. If, notwithstanding the assurances received from vendors regarding the fact that these computers are Year 2000 compliant, they prove to be noncompliant, as a contingency, Pacific Community Banking Group could obtain word processing and spreadsheet capabilities from third party services. After the acquisitions, Pacific Community Banking Group will not perform data processing services for its banking subsidiaries. Rather, The Bank of Hemet will continue to conduct data processing operations through its subsidiary, BankLink Corporation. Valley Bank will initially perform its own data processing but will become a customer of BankLink Corporation for data processing shortly after the acquisitions. For information on Year 2000 compliance issues for the banks, including their contingency plans, please refer to the sections entitled "The Bank of Hemet Management's Discussion and Analysis of Financial Condition--Year 2000 Compliance," beginning on page 41, and "Valley Bank Management's Discussion and Analysis of Financial Condition--Year 2000 Compliance," beginning on page 74.

                  BUSINESS OF PACIFIC COMMUNITY BANKING GROUP

GENERAL

    A private group of investors led by E. Lynn Caswell, an experienced California community banker, formed our company in 1997. Our company was formed to become a multi-bank, community oriented, independent bank holding company, which intends to acquire a select number of community banks, predominantly in high-growth areas of Southern California. We intend to find strategically located community banks, each of which has a successful history and a favorable image in its market area. Where appropriate we will consolidate the operations of acquired banks, but generally each bank will retain its separate market identity. We plan to achieve economies of management and scale by combining some administrative and support functions, such as financial administration, data processing, insurance, bonding, employee benefits and contracts for services.

    Since inception, we have investigated a number of banks for possible acquisition, and have initiated discussions with several banks. These discussions have resulted in acquisition agreements with The Bank of Hemet and Valley Bank, which are described elsewhere in this prospectus. We intend to continue discussing potential acquisitions with other banks where those discussions are appropriate.

BUSINESS STRATEGY

    We base our business philosophy on the belief that banking customers value doing business with locally managed institutions that can provide a full service commercial banking relationship through an understanding of the customer's financial needs and the flexibility to customize products and services to meet those needs. We also believe that banks can better build successful customer relationships by affiliating with a holding company that provides cost effective administrative support services while promoting bank autonomy and flexibility.

    To implement this philosophy, we intend to operate some of our acquired banks as separate subsidiaries and retain their independent names along with their individual boards of directors. We expect that many of our acquired banks, such as The Bank of Hemet and Valley

Bank, will have established strong reputations and customer followings in their respective market areas through attention to client service and an understanding of client needs. Where market overlap makes a consolidation of operations among existing banks more cost-efficient, as is the case with Valley Bank and The Bank of Hemet, we intend to take the corporate action necessary to consolidate their operations. In addition, where we perceive that a community lacks a strong independent community bank and would be an appropriate market for one, we intend to form a new bank to fill that community need. We intend to develop a community bank in Orange county, based on our perception that Orange county is one such community.

    We intend to keep client service decisions and day-to-day operations at the bank level. But we also plan to offer the advantages of affiliation with a multi-bank holding company by providing improved access to the capital markets and expanded client support services, such as financial administration, management and accounting services. In addition, our centralized administration, including support in credit policy formulation and review, investment management, data processing, employee benefits, accounting, insurance and other specialized support functions will allow the banks to focus on client service.

    Our goal is to become the preeminent financial services company for independent banks in high growth areas of Southern California, commencing with Riverside and San Bernardino counties. Our business strategy is to increase our market share within the communities we serve through internal growth after we acquire The Bank of Hemet and Valley Bank. We will also pursue opportunities to expand our market share through select acquisitions and development of banks that complement our existing businesses.

THE INLAND EMPIRE

    Riverside and San Bernardino counties are commonly referred to as the "Inland Empire." This region is experiencing dramatic population and economic growth. The Inland Empire will be the fastest growing U.S. primary metropolitan statistical area during the years 1993 to 2005, according to a 1996 report of the U.S. Department of Commerce. The Department of Commerce projects that population in the area will grow 32.4% during that period.

EMPLOYEES

    At December 31, 1998, we had two employees, one of whom was an executive officer. Neither is represented by a union or covered by a collective bargaining agreement. We believe our employee relations are excellent.

PREMISES

    We lease approximately 1,050 square feet of space in an executive office suite in Laguna Hills, California. The lease will expire in June 1999. Lease payments include various office support services, and average approximately $3,000 per month. These premises are not large enough for our future needs. We expect to move into larger premises.

SUPERVISION AND REGULATION

    As a bank holding company, we will, upon acquisition of The Bank of Hemet and Valley Bank, become subject to many governmental rules that affect our operations. For a description of the laws and regulations that will apply to Pacific Community Banking Group, please refer to the section entitled "Supervision and Regulation," starting on page 107.

LITIGATION

    We have not become involved in any litigation, and know of no threatened litigation against us that would be material to our operations.

                   THE BANK OF HEMET SELECTED FINANCIAL DATA

    The following tables present selected historical consolidated financial data, including per share information, for The Bank of Hemet. The following financial data should be read in conjunction with the consolidated financial statements of The Bank of Hemet included or incorporated by reference in this prospectus.

                                                                 AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                         -----------------------------------------------------
                                                           1998       1997       1996       1995       1994
                                                         ---------  ---------  ---------  ---------  ---------

                                                          (DOLLARS IN THOUSANDS EXCEPT PER SHARE INFORMATION)
RESULTS OF OPERATIONS
Interest income........................................  $  19,416  $  18,991  $  19,127  $  19,386  $  16,601
Interest expense.......................................      9,185      8,946      8,823      9,102      6,615
Net interest income....................................     10,231     10,045     10,304     10,284      9,986
Provision for loan and lease losses....................         --        250        988        120      1,500
Noninterest income.....................................      1,363      1,204      1,248      1,218      1,933
Noninterest expense....................................      6,736      6,200      8,182      7,368      9,197
Net income.............................................      2,823      2,802      1,373      2,321        609
BALANCE SHEET (END OF PERIOD)
Total assets...........................................  $ 252,877  $ 241,323  $ 234,257  $ 227,955  $ 223,772
Total loans............................................    207,802    192,287    187,441    185,717    185,746
Allowance for loan and lease losses....................      2,232      2,116      2,241      2,135      2,609
Nonperforming loans(1).................................      1,581      2,902      2,993      2,460      3,188
Other real estate owned................................         77        779      2,180      3,908      2,719
Total deposits.........................................    230,385    219,211    212,268    207,425    203,583
Shareholders' equity...................................     21,024     20,228     20,102     19,078     17,670
BALANCE SHEET (PERIOD AVERAGE)
Total assets...........................................  $ 248,297  $ 236,297  $ 231,532  $ 227,438  $ 221,431
Total loans............................................    196,675    187,298    184,307    183,632    185,708
Earning assets.........................................    238,910    226,311    219,822    216,052    207,672
Total deposits.........................................    226,228    214,291    209,938    207,323    200,000
Shareholders' equity...................................     20,594     20,146     20,130     18,695     18,335
CAPITAL RATIOS
Leverage ratio.........................................       8.31%      8.53%      8.66%      8.21%      7.98%
Tier 1 risk-based capital..............................       9.99      10.43      10.77      10.29       9.81
Total risk-based capital...............................      11.06      11.53      11.97      11.44      11.07
ASSET QUALITY RATIOS
Nonperforming loans/total loans(1).....................       0.76%      1.51%      1.60%      1.32%      1.72%
Nonperforming assets/total assets(2)...................       0.66       1.53       2.21       2.79       2.64
Allowance for loan losses/nonperforming loans..........     141.16      72.90      74.86      86.78      81.84
Allowance for loan losses/total loans..................       1.07       1.10       1.20       1.15       1.40
PERFORMANCE RATIOS
Return on average assets...............................       1.14%      1.19%      0.59%      1.02%      0.27%
Return on average equity...............................      13.71      13.91       6.82      12.42       3.32
Net interest margin(3).................................       4.28       4.44       4.69       4.76       4.81
Net interest spread(4).................................       3.37       3.55       3.90       4.05       4.29
Average total loans to average deposits................      86.94      87.40      87.79      88.57      92.85
Efficiency ratio(5)....................................      58.10      55.11      70.83      64.06      77.16
PER SHARE INFORMATION
Basic earnings(6)......................................  $    3.34  $    3.25  $    1.53  $    2.73  $    0.74
Diluted earnings(7)....................................  $    3.23  $    3.15  $    1.53  $    2.70  $    0.70
Common stock dividends declared........................  $    2.40  $    1.50  $    1.00  $    1.00  $    0.25
Dividend payout ratio(8)...............................       71.8%      46.2%      65.4%      36.6%      33.7%
Common stock book value................................  $   24.90  $   23.96  $   22.46  $   23.03  $   21.86
Common shares outstanding at period end(9).............    844,278    844,278    894,901    828,398    807,594
Weighted average common shares outstanding(10).........    844,278    863,262    881,705    813,661    806,244

--------------------------
 (1) Nonperforming loans consist of loans on nonaccrual and loans past due 90 days or more.

 (2) Nonperforming assets consist of nonperforming loans and other real estate owned.

 (3) Net interest margin is net interest income expressed as a percentage of average total interest-earning assets.

 (4) Net interest spread is the difference between the yield on average total interest-earning assets and cost of average total interest-bearing liabilities.

 (5) The efficiency ratio is the ratio of noninterest expense to the sum of net interest income before provision for loan losses and total noninterest income.

 (6) Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the period.

 (7) Diluted earnings per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into the common stock or resulted in the issuance of common stock that then shared in earnings.

 (8) The dividend payout ratio consists of the common stock dividends paid per share of common stock divided by basic earnings per share of common stock.

 (9) Based on shares outstanding at period end, excluding shares issuable upon exercise of outstanding options.

(10) Weighted average number of shares of common stock outstanding for the period, excluding shares issuable upon exercise of outstanding options.

                               THE BANK OF HEMET
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE BANK OF HEMET'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE SECTION ENTITLED "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

    The following discussion and analysis is designed to provide a better understanding of the significant changes and trends related to The Bank of Hemet and its subsidiaries' financial condition, operating results, asset and liability management, liquidity and capital resources. Averages presented in the tables are daily average balances. The following discussion should be read in conjunction with the consolidated financial statements of The Bank of Hemet.

FINANCIAL CONDITION

    Total assets at December 31, 1998 equaled $252.9 million, an increase of $11.6 million, or 4.8%, over total assets of $241.3 million at December 31, 1997. Total loans equaled $207.8 million at December 31, 1998, an increase of $15.5 million, or 8.1%, over total loans of $192.3 million at December 31, 1997. This increase was partially offset by a decrease in cash and cash equivalents, accrued interest receivable and other real estate owned ("OREO"). The loan to deposit ratio grew to 90.2% at year-end 1998, from 87.7% at year-end 1997. The ratio of average total loans to average deposits, however, remained in a relatively narrow range, equaling 86.9% in 1998, compared with 87.4% in 1997 and 87.8% in 1996.

    The Bank of Hemet continued to decrease its nonperforming loans. At December 31, 1998, nonperforming loans equaled $1.6 million, or 0.76% of total loans. This represented a reduction of $1.3 million, or 45.5%, from nonperforming loans of $2.9 million (1.51% of total loans) at December 31, 1997. In turn, the year-end 1997 level of nonperforming loans represented a reduction of $91,000, or 3.04%, from nonperforming loans of $3.0 million (1.60% of total loans) at December 31, 1996.

    The allowance for loan and lease losses equaled $2.2 million at December 31, 1998, compared with an allowance of $2.1 million at December 31, 1997. The allowance at December 31, 1998 represented 1.07% of total loans, compared with 1.10% of total loans at December 31, 1997 and 1.20% at December 31, 1996. Net recoveries during 1998 were $116,000 compared to net charge-offs of $375,000 in 1997 and $882,000 in 1996. In addition, the allowance for loan and lease losses represented 141.2% of nonperforming loans at December 31, 1998, compared with 72.9% at December 31, 1997 and 74.9% at December 31, 1996.

    The Bank of Hemet also showed significant improvement in reducing levels of OREO in 1998. OREO decreased by $702,000, or 90.1%, to $77,000, the lowest level of OREO in five years. OREO equaled $779,000 at December 31, 1997 and $2.2 million at December 31, 1996.

    These foregoing developments resulted in an improvement of the ratio of earning assets to total average assets over the last three years. For 1998, the ratio equaled 96.2%, compared with 95.8% for 1997 and 94.9% for 1996.

    Deposits were $230.4 million at December 31, 1998, an increase of $11.2 million, or 5.1%, over deposits of $219.2 million at December 31, 1997. The increase was primarily as a result of increases in noninterest bearing demand deposits of 15.9% and savings and interest bearing demand deposits of 13.4%. Average interest bearing deposits represented 85.3% of average total deposits for 1998 compared with 86.1% in 1997.

    Total shareholders' equity was $21.0 million at December 31, 1998, an increase of $796,000, or 3.9%, from $20.2 million at December 31, 1997.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

    OVERVIEW. The Bank of Hemet reported net income for 1998 of $2.8 million compared with $2.8 million in 1997 and $1.4 million in 1996. The return on average assets was 1.14% in 1998 compared with 1.19% in 1997 and 0.59% in 1996. The Bank of Hemet's return on average equity was 13.71% for 1998, 13.91% for 1997 and 6.82% for 1996.

    Basic earnings per share equaled $3.34 in 1998 compared with $3.25 in 1997 and $1.53 in 1996. Diluted earnings per share equaled $3.23 in 1998 compared with $3.15 in 1997 and $1.53 in 1996. Cash dividends were declared at $2.40 per share for 1998, $1.50 per share for 1997 and $1.00 per share for 1996. This resulted in dividend payout ratios (common stock dividends declared per share divided by basic earnings per share) of 71.8% in 1998, 46.2% in 1997 and 65.4% in 1996.

    NET INTEREST INCOME. Net interest income is the primary source of operating income of the bank. Net interest income represents the difference between the interest income from earning assets and the interest paid on interest-bearing liabilities. Net interest income for 1998 increased $186,000, or 1.9%, to $10.2 million when compared with 1997. The increase in 1998 was primarily attributable to an increase in loan volume, partially offset by reduced loan yields and a lower net interest spread. The net interest spread, which represents the average yield earned on interest earning assets less the average yield paid on interest bearing liabilities, decreased to 3.37% in 1998 from 3.55% in 1997.

    Net interest income for 1997 decreased $259,000 to $10.0 million, or 2.5%, when compared with net interest income of $10.3 million for 1996. The decrease in 1997 was primarily attributable to reduced loan yields and a lower net interest spread, partially offset by increased loan volume. The net interest spread decreased to 3.55% in 1997 from 3.90% in 1996.

    AVERAGE BALANCES AND RATES EARNED AND PAID. The following table presents, for the periods indicated, consolidated average balance sheet information for The Bank of Hemet, together with interest rates earned and paid on the various sources and uses of its funds. The table is arranged to group the elements of earning assets and interest-bearing liabilities, as these items represent the major sources of income and expense.

                                                                   YEAR ENDED DECEMBER 31,
                                 --------------------------------------------------------------------------------------------
                                              1998                               1997                           1996
                                 -------------------------------  -----------------------------------  ----------------------

                                            INTEREST     RATES                INTEREST       RATES                 INTEREST
                                  AVERAGE    INCOME/    EARNED/    AVERAGE     INCOME/      EARNED/     AVERAGE     INCOME/
                                  BALANCE    EXPENSE     PAID      BALANCE     EXPENSE       PAID       BALANCE     EXPENSE
                                 ---------  ---------  ---------  ---------  -----------  -----------  ---------  -----------
                                                                    (DOLLARS IN THOUSANDS)
ASSETS
Federal funds sold.............  $  13,183  $     704       5.34% $  10,432   $     563         5.40%  $   9,675   $     509
Investment securities(1).......     29,052      1,610       5.54     28,581       1,633         5.71      25,840       1,416
Total loans(2)(3)..............    196,675     17,102       8.70    187,298      16,795         8.97     184,307      17,202
                                 ---------  ---------             ---------  -----------               ---------  -----------
  Total earning assets.........  $ 238,910  $  19,416       8.13% $ 226,311   $  18,991         8.39%  $ 219,822   $  19,127
Allowance for loan and lease
  losses.......................     (2,111)                          (2,116)                              (2,108)
Cash and due from banks........      5,742                            5,405                                5,301
Premises and equipment.........      1,614                            1,531                                1,618
Interest receivable and other
  assets.......................      4,142                            5,166                                6,899
                                 ---------                        ---------                            ---------
  Total assets.................  $ 248,297                        $ 236,297                            $ 231,532
                                 ---------                        ---------                            ---------
                                 ---------                        ---------                            ---------

LIABILITIES AND SHAREHOLDERS'
  EQUITY
Interest bearing demand
  deposits.....................  $  14,204  $     152       1.07% $  13,722   $     151         1.10%  $  14,837   $     168
Money market deposits..........      3,970        108       2.72      4,660         128         2.75       5,393         152
Savings deposits...............     48,793      1,955       4.01     47,468       1,949         4.11      41,968       1,709
Time deposits of $100,000 or
  more.........................      9,036        501       5.54      8,662         489         5.65      15,537         891
Time deposits under $100,000...    116,876      6,469       5.53    109,948       6,214         5.65     106,222       5,903
Other borrowings...............         --         --         --        249          15         6.02          --          --
                                 ---------  ---------             ---------  -----------               ---------  -----------
Total interest bearing
  liabilities..................  $ 192,879  $   9,185       4.76% $ 184,709   $   8,946         4.84%  $ 183,957   $   8,823
Noninterest bearing demand
  deposits.....................     33,349                           29,831                               25,981
Other liabilities..............      1,475                            1,611                                1,464
Shareholders' equity...........     20,594                           20,146                               20,130
                                 ---------                        ---------                            ---------
  Total liabilities and
    shareholders' equity.......  $ 248,297                        $ 236,297                            $ 231,532
                                 ---------                        ---------                            ---------
                                 ---------                        ---------                            ---------
Net interest income............             $  10,231                         $  10,045                            $  10,304
                                            ---------                        -----------                          -----------
                                            ---------                        -----------                          -----------
Net interest spread(4).........                             3.37%                               3.55%
Net interest margin(5).........                             4.28%                               4.44%



                                    RATES
                                   EARNED/
                                    PAID
                                 -----------

ASSETS
Federal funds sold.............        5.26%
Investment securities(1).......        5.48
Total loans(2)(3)..............        9.33

  Total earning assets.........        8.70%
Allowance for loan and lease
  losses.......................
Cash and due from banks........
Premises and equipment.........
Interest receivable and other
  assets.......................

  Total assets.................

LIABILITIES AND SHAREHOLDERS'
  EQUITY
Interest bearing demand
  deposits.....................        1.13%
Money market deposits..........        2.82
Savings deposits...............        4.07
Time deposits of $100,000 or
  more.........................        5.73
Time deposits under $100,000...        5.56
Other borrowings...............          --

Total interest bearing
  liabilities..................        4.80%
Noninterest bearing demand
  deposits.....................
Other liabilities..............
Shareholders' equity...........

  Total liabilities and
    shareholders' equity.......

Net interest income............

Net interest spread(4).........        3.90%
Net interest margin(5).........        4.69%

------------------------------

(1) There are no tax exempt investment securities in the investment securities portfolio for any of the reported years.

(2) Average balances are presented net of deferred loan origination fees. Nonaccruing loans of $2.4 million for 1998, $3.2 million for 1997 and $2.9 million for 1996 are included in the table for computational purposes.

(3) Loan origination fees are included in interest income as adjustments of the loan yields over the life of the loan using the interest method. Loan interest income includes loan fees of $532,000 for 1998, $457,000 for 1997 and $642,000 for 1996.

(4) Net interest spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

(5) Net interest margin is computed by dividing net interest income by total average earning assets.

    NET INTEREST INCOME CHANGES DUE TO VOLUME AND RATE. The following table sets forth, for the periods indicated, a summary of the changes in average asset and liability balances and interest earned and paid resulting from changes in average asset and liability balances

("volume") and changes in average interest rates. The changes in interest due to both rate and volume are designated as "Mix."

                                                                                                                  1997
                                                                                                                COMPARED
                                                                                                                WITH 1996
                                                                                                                INCREASE
                                                                         1998 COMPARED WITH 1997               (DECREASE)
                                                                  INCREASE (DECREASE) DUE TO CHANGE IN:          DUE TO
                                                                                                               CHANGE IN:
                                                             ------------------------------------------------  -----------
                                                               AVERAGE      AVERAGE                              AVERAGE
                                                               VOLUME        RATE         MIX        TOTAL       VOLUME
                                                             -----------  -----------     ---        -----     -----------

                                                                                (DOLLARS IN THOUSANDS)
INCREASE (DECREASE) IN INTEREST INCOME
Federal funds sold.........................................   $     149    $      (6)  $      (2)  $     141    $      40
Investment securities(1)...................................          27          (49)         (1)        (23)         151
Loans(2)(3)................................................         841         (509)        (25)        307          279
                                                             -----------       -----         ---       -----        -----
  Total....................................................   $   1,017    $    (564)  $     (28)  $     425    $     470
                                                             -----------       -----         ---       -----        -----
                                                             -----------       -----         ---       -----        -----
INCREASE (DECREASE) IN INTEREST EXPENSE
Interest bearing demand deposits...........................   $       5    $      (4)  $       0   $       1    $     (12)
Money market deposits......................................         (19)          (1)          0         (20)         (21)
Savings deposits...........................................          54          (47)         (1)          6          224
Time deposits of $100,000 or more..........................          21           (9)         (0)         12         (394)
Time deposits under $100,000...............................         391         (128)         (8)        255          207
Other borrowings...........................................         (15)         (15)         15         (15)           0
                                                             -----------       -----         ---       -----        -----
  Total....................................................         437         (204)          6         239            4
                                                             -----------       -----         ---       -----        -----
    TOTAL CHANGE IN NET INTEREST INCOME....................   $     580    $    (360)  $     (34)  $     186    $     466
                                                             -----------       -----         ---       -----        -----
                                                             -----------       -----         ---       -----        -----


                                                               AVERAGE
                                                                RATE         MIX       TOTAL
                                                             -----------     ---     ---------

INCREASE (DECREASE) IN INTEREST INCOME
Federal funds sold.........................................   $      13   $       1  $      54
Investment securities(1)...................................          60           6        217
Loans(2)(3)................................................        (675)        (11)      (407)
                                                                  -----         ---  ---------
  Total....................................................   $    (602)  $      (4) $    (136)
                                                                  -----         ---  ---------
                                                                  -----         ---  ---------
INCREASE (DECREASE) IN INTEREST EXPENSE
Interest bearing demand deposits...........................   $      (5)  $       0  $     (17)
Money market deposits......................................          (4)          1        (24)
Savings deposits...........................................          14           2        240
Time deposits of $100,000 or more..........................         (14)          6       (402)
Time deposits under $100,000...............................         100           4        311
Other borrowings...........................................           0          15         15
                                                                  -----         ---  ---------
  Total....................................................          91          28        123
                                                                  -----         ---  ---------
    TOTAL CHANGE IN NET INTEREST INCOME....................   $    (693)  $     (32) $    (259)
                                                                  -----         ---  ---------
                                                                  -----         ---  ---------

------------------------------

(1) There are no tax exempt investment securities in the investment securities portfolio for any of the reported years.

(2) Average balances are presented net of deferred loan origination fees. Nonaccruing loans of $2.4 million for 1998, $3.2 million for 1997 and $2.9 million for 1996 are included in the table for computational purposes.

(3) Loan origination fees are included in interest income as adjustments of the loan yields over the life of the loan using the interest method. Loan income includes loan fees of $532,000 for 1998, $457,000 for 1997 and $642,000 for
    1996.

    PROVISION FOR LOAN AND LEASE LOSSES. The provision for loan and lease losses charged to operations reflects management's judgment of the adequacy of the allowance for loan and lease losses. The provision is determined through periodic analysis, which includes a detailed review of the classification and categorization of problem loans to be charged off; an assessment of the overall quality and collectability of the portfolio; and consideration of the loan loss experience, trends in problem loans and concentrations of credit risk, evaluation of collateral, as well as current and expected economic conditions, particularly in segments of The Bank of Hemet's market area. Such reviews also assist management in establishing the recommended level of the allowance for loan and lease losses. The Bank of Hemet's board of directors approves the adequacy of the allowance for loan and lease losses on a quarterly basis.

    For 1998, The Bank of Hemet recorded no provision for loan and lease losses, compared with provisions of $250,000 for 1997 and $988,000 for 1996. In 1998 net recoveries totaled $116,000, compared with net charge-offs of $375,000 in 1997 and $882,000 in 1996. The lack of a provision in 1998 and the substantial decrease in the provision in 1997 over 1996 reflected management's view of the improved asset quality of The Bank of Hemet's loan portfolio, which benefited from strengthening of the Southern California economy.

    NONINTEREST INCOME. Noninterest income for 1998 increased $159,000, or 13.2%, to $1.4 million, compared with $1.2 million for 1997. The increase in 1998 was principally attributable to increased data processing fees generated by BankLink Corporation, partially offset by a reduction in fees earned for the servicing of certain real estate secured loans for third parties, and a reduction in fees and service charges on deposits.

    Noninterest income in 1997 remained at the same level, $1.2 million, as in 1996. The lack of change was attributable to a decrease in revenue from processing of merchant credit card drafts and a reduction in fees earned for the servicing of certain real estate secured loans for third parties, offset by increased data processing fees generated by BankLink Corporation.

    NONINTEREST EXPENSE. Noninterest expense for 1998 was $6.7 million, compared with $6.2 million for 1997 and $8.2 million for 1996. The principal components of the increase in 1998 were:

    - Salaries and employee benefits. Salaries and employee benefits increased in 1998 by $273,000, or 7.9%, as The Bank of Hemet increased the number of full time equivalent employees to 86 at December 31, 1998 from 77 at December 31, 1997.

    - OREO expenses. OREO expenses for 1998 resulted in a net credit of $101,000. The primary components of the credit were net gains on the sale of OREO properties of $173,000, partially offset by OREO holding costs of $61,000 and OREO writedowns of $11,000. However, the 1998 net credit was below that of $187,000 for 1997, contributing to the increase in such noninterest expenses. The net credit for 1997 benefited, in particular, from the reversal of an OREO loss reserve of $182,000 and net gains on the sale of OREO of $128,000, offset by OREO holding costs of $123,000.

    - Premises and equipment expenses. Premises and equipment expense increased $79,000, or 8.0%, in 1998 over 1997, primarily as a result of increased equipment depreciation and maintenance expense.

    - Other expenses. Other expenses increased in 1998 by $98,000, or 5.1%. This category of expense includes services for data and item processing, FDIC and other insurance expense, professional fees and other miscellaneous expense. The increase in 1998 is mainly the result of increased fees paid to third parties for analyzed business deposit accounts and increased professional fees.

    In 1997, noninterest expense decreased by 24.2% over its 1996 level. The principal component of the decrease was OREO expenses. This expense category decreased by $1.4 million in 1997 as a result of a decrease in writedowns of $1.2 million, decreased carrying costs of $179,000 and an increase in gains on sale of OREO of $91,000. Other expenses also decreased in 1997 compared with 1996. The decrease in other expenses for 1997 of $359,000 is mainly the result of a special one-time assessment of $402,000 in 1996 on deposits acquired from a savings and loan association in 1992. The special assessment was part of a deposit insurance recapitalization plan enacted by Congress, and applied to all institutions holding deposits derived from savings institutions. Other expenses related to the processing of merchant credit card drafts also decreased. These decreases were partially offset by an increase in 1997 of professional fees related to litigation. Salaries and employee benefits also decreased in 1997 by $178,000, or 4.9% as a result of an operational restructuring commencing the second quarter of 1996, designed to streamline branch operations and support staff. Premises and equipment expense also decreased slightly in 1997 over 1996, primarily by reason of reduced depreciation expense related to BankLink Corporation's mainframe computer.

    The Bank of Hemet's efficiency ratio--which is the ratio of noninterest expense to the sum of net interest income before provision for loan losses and total noninterest income--was 58.1% in 1998, compared with 55.1% in 1997 and 70.8% in 1996. The improvement in the ratio in 1997 and 1998, over 1996 reflects primarily the significant reduction in OREO expenses from the levels experienced in 1996.

    PROVISION FOR INCOME TAXES. The Bank of Hemet's provision for income taxes was $2.0 million in 1998, $2.0 million in 1997 and $1.0 million in 1996. These changes corresponded directly to changes in pre-tax income. The effective income tax rate was 41.9% in 1998 compared with 41.6% in 1997 and 42.4% in 1996.

    NET INCOME. Net income in 1998 remained at the 1997 level of $2.8 million. In 1998, The Bank of Hemet experienced increases in net interest income of $186,000, primarily from increased loan volume. Noninterest income increased by $159,000, primarily from The Bank of Hemet's data processing subsidiary. In addition, the provision for loan and lease losses decreased by $250,000 as no provision was taken in 1998. However, these favorable developments were almost entirely offset by increased noninterest expenses of $536,000, primarily relating to increases in salaries and employee benefits.

    In 1997, net income increased $1.4 million, or 104.1%, to $2.8 million from the 1996 level of $1.4 million. This increase was attributable to two major components. First, noninterest expense decreased by approximately $2.0 million, or 24.2%, principally as a result of reductions in expenses associated with the disposition of OREO, as explained above. Second, the provision for loan losses decreased by $738,000, or 74.7%. These increases were partially offset by decreases in net interest income and noninterest income.

SUMMARY SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

    The following table presents a summary of selected quarterly financial data, which should be read in conjunction with The Bank of Hemet's consolidated financial statements and notes thereto included elsewhere in this prospectus. In the opinion of management, this information has been prepared on the same basis as the consolidated financial statements appearing elsewhere in this prospectus, and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the unaudited results set forth herein. The operating results for any quarter are not necessarily indicative of results for any subsequent period or for the entire year.

                                                                        FOR THE QUARTER ENDED
                                         -----------------------------------------------------------------------------------
                                          DECEMBER     SEPTEMBER     JUNE       MARCH     DECEMBER     SEPTEMBER     JUNE
                                            1998         1998        1998       1998        1997         1997        1997
                                         -----------  -----------  ---------  ---------  -----------  -----------  ---------

                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net interest income....................   $   2,491    $   2,596   $   2,573  $   2,571   $   2,530    $   2,475   $   2,582
Provision for loan and lease losses....        (125)          --         125         --         190           60          --
Net income.............................         789          694         661        679         741          645         743
Basic earnings per share(1)............   $    0.94    $    0.82   $    0.78  $    0.80   $    0.88    $    0.77   $    0.85
Diluted earnings per share(2)..........   $    0.91    $    0.79   $    0.75  $    0.78   $    0.84    $    0.74   $    0.83


                                           MARCH
                                           1997
                                         ---------

Net interest income....................  $   2,458
Provision for loan and lease losses....         --
Net income.............................        673
Basic earnings per share(1)............  $    0.75
Diluted earnings per share(2)..........  $    0.74

------------------------

(1) Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the period.

(2) Diluted earnings per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into the common stock or resulted in the issuance of common stock that then shared in earnings.

ASSET AND LIABILITY MANAGEMENT

    Asset and liability management is an integral part of managing a banking institution's primary source of income, net interest income. The Bank of Hemet manages the balance between rate-sensitive assets and rate-sensitive liabilities being repriced in any given period with the objective of stabilizing net interest income during periods of fluctuating interest rates. The Bank of Hemet considers its rate-sensitive assets to be those which either contain a provision to adjust the interest rate or mature within one year. These assets include certain loans and investment securities and federal funds sold. Rate-sensitive liabilities are those which allow for periodic interest rate changes within one year: they include maturing time certificates, savings deposits, money market and interest-bearing demand deposits. The difference between the aggregate amount of assets and liabilities that reprice or mature within various time frames is called the "gap." Generally, if repricing assets exceed repricing liabilities in a time period, The Bank of Hemet would be deemed to be asset-sensitive--a "positive gap." If repricing liabilities exceed repricing assets in a time period, The Bank of Hemet would be deemed to be liability-sensitive--a "negative gap." A positive gap will generally produce a higher net interest margin in a rising rate environment and a lower net interest margin in a declining rate environment. Conversely, a negative gap will generally produce a lower net interest margin in a rising rate environment and a higher net interest margin in a declining rate environment. However, because interest rates for different asset and liability products offered by depository institutions respond in a different manner, both in terms of the responsiveness, as well as the extent of responsiveness to changes in interest rate environment, the gap is only a general indicator of interest sensitivity.

    Generally, The Bank of Hemet seeks to maintain a balanced position in which there is a narrow range of asset or liability sensitivity within a one-year period. This kind of balanced position, in principle, should ensure net interest margin stability in times of volatile interest rates. This balanced position is accomplished through maintaining a significant level of loans, investment securities and deposits available for repricing or maturity within one year.

    The following table sets forth the interest rate sensitivity of The Bank of Hemet's interest-earning assets and interest-bearing liabilities at December 31, 1998, using the interest rate sensitivity gap ratio. For purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms.

                                                   AMOUNTS MATURING OR REPRICING
                                          -----------------------------------------------
                                                      AFTER 3 BUT  AFTER 1 BUT
                                           WITHIN 3    WITHIN 12    WITHIN 5     AFTER 5   NONINTEREST-
                                            MONTHS      MONTHS        YEARS       YEARS      BEARING      TOTAL
                                          ----------  -----------  -----------  ---------  -----------  ----------

                                                                   (DOLLARS IN THOUSANDS)
ASSETS
Federal funds sold......................  $   10,500   $       0    $       0   $       0   $       0   $   10,500
Investment securities...................       2,882      16,000        6,000           0           0       24,882
Loans (1)...............................      83,518      61,381       52,942       9,179           0      207,020
Other-interest bearing assets...........           5           0            0           0           0            5
                                          ----------  -----------  -----------  ---------  -----------  ----------
    Total earning assets................      96,905      77,381       58,942       9,179           0      242,407
Noninterest-bearing assets and
  allowances for loan and lease
  losses................................           0           0            0           0      10,470       10,470
                                          ----------  -----------  -----------  ---------  -----------  ----------
    Total assets........................  $   96,905   $  77,381    $  58,942   $   9,179   $  10,470   $  252,877
                                          ----------  -----------  -----------  ---------  -----------  ----------
                                          ----------  -----------  -----------  ---------  -----------  ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing demand, money market
  and savings deposits..................  $   71,389   $       0    $       0   $       0   $       0   $   71,389
Time deposits of $100,000 or more.......       2,641       4,625          875           0           0        8,141
Time deposits under $100,000............      29,684      80,143        7,024          29           0      116,880
Other interest-bearing liabilities......           0           0            0           0           0            0
                                          ----------  -----------  -----------  ---------  -----------  ----------
    Total interest bearing liabilities..  $  103,714   $  84,768    $   7,899   $      29           0   $  196,410
Other liabilities and shareholders'
  equity................................           0           0            0           0      56,467       56,467
                                          ----------  -----------  -----------  ---------  -----------  ----------
    Total liabilities and shareholders'
      equity............................  $  103,714   $  84,768    $   7,899   $      29   $  56,467   $  252,877
                                          ----------  -----------  -----------  ---------  -----------  ----------
                                          ----------  -----------  -----------  ---------  -----------  ----------
Incremental gap.........................  $   (6,809)  $  (7,387)   $  51,043   $   9,150   $ (45,997)
Cumulative gap..........................  $   (6,809)  $ (14,196)   $  36,847   $  45,997
Cumulative gap/earning assets...........        (2.8%)       (5.9%)       15.2%      19.0%
Cumulative gap/total assets.............        (2.7%)       (5.6%)       14.6%      18.2%

------------------------

(1) Loan amounts do not include nonaccrual loans of $1.6 million.

    The majority of The Bank of Hemet's loan portfolio, excluding nonaccrual loans, continues to consist of floating or adjustable rate loans. The percentage of such loans decreased to 86.7% at December 31, 1998 from 87.5% at December 31, 1997. Noninterest bearing demand deposits as a percentage of total deposits increased to 14.8% at December 31, 1998 from 13.4% at December 31, 1997. The Bank of Hemet's policy is to maintain a ratio of rate sensitive assets less rate sensitive liabilities in a range between -10% and +10% of total assets for assets and liabilities repricing within three months, and after three months but within 12 months. At December 31, 1998, the amount of rate sensitive liabilities that reprice within one year exceeded rate sensitive assets by $14.2 million, or negative 5.6% of total assets. In other words, The Bank of Hemet was liability-sensitive with a negative cumulative one-year gap of $14.2 million at December 31, 1998. In general, based upon The Bank of Hemet's mix of deposits, loans and investments, increases in interest rates would be expected to result in a decrease in The Bank of Hemet's net interest margin.

    The interest rate gaps reported in the table above arise when assets are funded with liabilities having different repricing intervals. Since these gaps are actively managed and change daily as adjustments are made for changes in interest rates and market outlook, positions at the end of any period may not be reflective of The Bank of Hemet's interest rate sensitivity in subsequent periods. Active management dictates that longer-term economic views are balanced against prospects for short-term interest rate changes in all repricing intervals. For purposes of the analysis above, repricing of fixed-rate instruments is based upon the contractual maturity of the applicable instruments. Actual payment patterns may differ from contractual payment patterns. The change in net interest margin may not always follow the general expectations of an asset-sensitive or liability-sensitive balance sheet during periods of changing interest rates, because interest rates earned or paid may change by differing increments and at different time intervals for each type of interest-sensitive asset and liability. As a result of these factors, at any given time, The Bank of Hemet may be more sensitive or less sensitive to changes in interest rates than indicated in the above table.

MARKET RISK

    Market risk is the risk of loss to future earnings, to fair values or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rate and other market changes. Market risk is attributed to all market risk sensitive financial instruments, including investment securities, loans, deposits and borrowings.

    The Bank of Hemet does not engage in trading activities for its own account and does not participate in foreign currency transactions for its own account. Accordingly, The Bank of Hemet's exposure to market risk is primarily a function of its asset and liability management activities. The principal market risk to The Bank of Hemet is the interest rate risk inherent in its lending, investing and deposit-taking activities. This is because interest-earning assets and interest-bearing liabilities of the bank do not change at the same speed, to the same extent or on the same basis.

    The Bank of Hemet's interest rate sensitivity analysis is discussed in the preceding section. The table on page 37 measures The Bank of Hemet's interest rate sensitivity gap, in other words, the difference between earning assets and liabilities maturing or repricing within specified periods. However, gap analysis has significant limitations as a method for measuring interest rate risk since changes in interest rates do not affect all categories of assets and liabilities in the same way or at the same time. Further, it has limitations in helping The Bank of Hemet to manage the difference in behavior of lending and funding rates--so-called "basis risk."

    To address the limitations inherent in gap analysis, The Bank of Hemet monitors its expected change in earnings based on changes in interest rates through a detailed model. This model's estimate of interest rate sensitivity takes into account the differing time intervals and differing rate change increments of each type of interest-sensitive asset and liability. It then measures the projected impact of changes in market interest rates on The Bank of Hemet's return on equity. Based upon the December 31, 1998 mix of interest-sensitive assets and liabilities, given an immediate and sustained increase in the federal funds rate (and other key rates indexes) of 2%, this model estimates The Bank of Hemet's cumulative return on equity over the next year would increase by about .35%. However, the actual return on equity might decrease by about .35% in response to a 2% decrease in these key rates.

LIQUIDITY AND CAPITAL RESOURCES

    LIQUIDITY. In order to maintain adequate liquidity, The Bank of Hemet must have sufficient resources available at all times to meet its cash flow requirements. The need for liquidity in a banking institution arises principally to provide for deposit withdrawals, the credit needs of its customers and to take advantage of investment opportunities as they arise. A financial institution may achieve desired liquidity from both assets and liabilities. The Bank of Hemet considers cash and deposits held in other banks, federal funds sold, other short term investments, maturing loans and investments, payments of principal and interest on loans and investments as sources of asset liquidity. Deposit growth and access to borrowing lines of credit and market sources of funds are considered by The Bank of Hemet as sources of liability liquidity.

    The Bank of Hemet reviews its liquidity position on a regular basis based upon its current position and expected trends as mentioned above. Liquid assets include cash and deposits in other banks, unpledged securities and federal funds sold. The Bank of Hemet's liquid assets totaled $31.9 million (12.6% of total assets) at December 31, 1998, compared with $37.4 million (15.5% of total assets) at December 31, 1997. Liquidity is also affected by the collateral requirements of public deposits and certain borrowings. Total pledged securities were $10.0 million at December 31, 1998 compared with $7.0 million at December 31, 1997 and $7.0 million at December 31, 1996.

    Management believes that The Bank of Hemet maintains adequate amounts of liquid assets and has adequate borrowing lines of credit with the Federal Home Loan Bank and others to meet its liquidity needs. The Bank of Hemet's liquidity might be insufficient if deposit withdrawals were to exceed anticipated levels. Deposit withdrawals can increase if an insured depository financial institution experiences financial difficulties or receives adverse publicity for other reasons, or if its pricing, products or services are not competitive with those offered by other institutions.

    The Bank of Hemet's primary sources of liquidity include liquid assets and a stable deposit base. To supplement these, The Bank of Hemet maintains a borrowing line of credit with the Federal Home Loan Bank of San Francisco in the amount of $14.2 million as of December 31, 1998. This line is secured by approved residential and commercial real estate mortgage loans totaling $21.3 million as of December 31, 1998. At December 31, 1998, there were no advances outstanding under this line of credit, and the line was not used during 1998. Additionally, The Bank of Hemet has available reverse repurchase agreement lines of credit with two broker-dealers aggregating $30.0 million at December 31, 1998. These lines are subject to normal terms for such arrangements. These lines were not used during 1998 or 1996. In 1997, the average amount outstanding under them was $249,000, and the maximum amount outstanding was $3.9 million. At December 31, 1998, marketable securities with a market value of approximately $14.0 million were available for the reverse repurchase lines of credit.

    CAPITAL. Capital serves as a source of funds and helps protect creditors and uninsured depositors against potential losses. The primary source of capital for The Bank of Hemet has been internally generated capital through retained earnings. The Bank of Hemet's shareholders' equity increased $796,000, or 3.9%, to $21.0 million at December 31, 1998 from $20.2 million at December 31, 1997. The increase resulted from net income of $2.8 million, partially offset by dividends of $2.0 million.

    In May 1997, The Bank of Hemet concluded an issuer tender offer, which resulted in the repurchase of 50,626 shares of common stock at the offering price of $27.00 a share, for a total of $1.4 million.

    Federal regulations establish guidelines for calculating risk-adjusted capital ratios. These guidelines establish a systematic approach of assigning risk weights to bank assets and off-balance sheet items making the regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Under these regulations, banks are required to maintain a total risk-based capital ratio of 8.0%; that is, "Tier 1" plus "Tier 2" capital must equal at least 8.0% of risk-weighted assets plus off-balance sheet items, and Tier 1 capital (primarily shareholders' equity) must constitute at least 50% of qualifying capital. Tier 1 capital consists primarily of shareholders' equity excluding goodwill, and Tier 2 capital includes subordinated debt and, subject to a limit of 1.25% of risk-weighted assets, the allowance for loan and lease losses.

    At December 31, 1998, The Bank of Hemet had a Tier 1 risk-based capital ratio of 9.99% and a total risk-based capital ratio of 11.06%. In addition, regulators have adopted a minimum leverage capital ratio standard. This standard is designed to ensure that all financial institutions, irrespective of their risk profile, maintain minimum levels of core capital, which by definition excludes the allowance for loan and lease losses. These minimum standards for top-rated institutions may be as low as 3%; however, regulatory agencies have stated that most institutions should maintain ratios at least 1 to 2 percentage points above the 3% minimum. At December 31, 1998, the Bank's leverage capital ratio equaled 8.31%.

    Banks with Tier 1 risk-based capital of 6.0%, total-risk-based capital of at least 10.0% and a leverage capital ratio of at least 5% are considered "well capitalized" by federal banking agencies.

    The Bank of Hemet's policy is not to declare any dividends that would cause its leverage capital ratio to be below 8.00% or its total risk-based capital ratio to be below 10%.

    The following table summarizes the minimum capital ratios required by current FDIC regulations, the ratios at which a bank is considered well-capitalized by the FDIC, and the capital ratios of The Bank of Hemet at December 31, 1998, 1997 and 1996.

                                                              REGULATORY CAPITAL REQUIREMENTS    THE BANK OF HEMET AT DECEMBER
                                                                                                              31,
                                                              --------------------------------  -------------------------------
                                                                 MINIMUM     WELL-CAPITALIZED     1998       1997       1996
                                                              -------------  -----------------  ---------  ---------  ---------
Tier-1 risk-based capital...................................          4.0%             6.0%          9.99%     10.43%     10.77%
Total risk-based capital....................................          8.0%            10.0%         11.06%     11.53%     11.97%
Leverage capital ratio(1)...................................          4.0%             5.0%          8.31%      8.53%      8.66%

------------------------

(1) Tier 1 capital to total quarterly average assets.

    Failure to meet minimum capital requirements can trigger mandatory actions by the regulators that, if undertaken, could have a material effect on The Bank of Hemet's financial statements and operations.

IMPACT OF INFLATION

    The financial statements and related financial data presented in this prospectus have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates are likely to have a more significant impact on a financial institution's performance than the effects of general levels of inflation. During periods of inflation, interest rates do not necessarily move in the same direction or with the same magnitude as the price of goods and services. The Bank of Hemet seeks to manage its interest sensitivity gap to minimize the potential adverse effect of inflation and other market forces on its net interest income and capital.

    Financial institutions are also affected by inflation's impact on noninterest expenses, such as salaries and occupancy expenses. During 1996, 1997 and 1998, inflation remained relatively stable, and The Bank of Hemet's level of noninterest expense was relatively unaffected by inflation.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement provides that all enterprises report comprehensive income as a measure of overall performance. This new standard is effective for 1998 and did not have a material effect on the current disclosures of The Bank of Hemet.

    In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement changes the way public companies report selected information about segments of their business in their annual financial statements and require them to report selected segment information in their quarterly reports issued to shareholders. This new standard is effective for 1998 and did not have a material effect on the current disclosures of The Bank of Hemet.

    In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. This new standard is effective for 2000 and is not expected to have a material impact on the financial statements of The Bank of Hemet.

    In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." SFAS No. 134 amends SFAS No. 65, "Accounting for Certain Mortgage Banking Activities," which establishes accounting and reporting standards for certain activities of mortgage banking enterprises and other enterprises that conduct operations that are substantially similar. SFAS No. 134 requires that after the securitization of mortgage loans held for sale, the resulting mortgage-backed securities and other retained interests should be classified in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," based on its ability and intent to sell or hold these investments. This new standard is effective for 1999 and is not expected to have a material impact on the financial statements of The Bank of Hemet.

YEAR 2000 COMPLIANCE

    OVERVIEW. The Year 2000 problem arises when computer programs have been written using two digits rather than four to define the applicable year. As a result, date-sensitive hardware and software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or other disruption of operations and impede normal business activities.

    In June 1996, the Federal Financial Institutions Examination Council ("FFIEC") alerted the banking industry of the serious challenges that would be encountered with Year 2000 issues. The FDIC has also implemented a plan to require compliance with Year 2000 issues and regularly examines the progress of banks, including The Bank of Hemet and its subsidiary, BankLink Corporation.

    STATE OF READINESS OF THE BANK OF HEMET AND BANKLINK CORPORATION.

    OVERALL PLAN. In accordance with FDIC guidelines, The Bank of Hemet and BankLink Corporation have developed a comprehensive plan to deal with the Year 2000 issue. The Bank of Hemet and BankLink Corporation believe the plan, if properly implemented, will result in timely and adequate modifications of its systems and technology and those of its outside vendors to address Year 2000 issues appropriately. The plan has five phases:

    - Awareness--defining the Year 2000 problem, gaining support and resources, developing a plan, and establishing a project team.

    - Assessment--assessing the size and complexity of the project, and identifying all systems affected by the Year 2000 date change.

    - Renovation--hardware and software upgrades, and outside vendor certifications.

    - Validation--testing systems including connections with other systems, and acceptance of such by internal and external users.

    - Implementation--developing a contingency plan.

Except as indicated hereafter, The Bank of Hemet has substantially completed the five phases of its plan. However, to ensure success, The Bank of Hemet plans to:

    - engage in ongoing discussions with outside vendors to determine if they have been successful in validating their compliance with their Year 2000 plans;

    - use its best efforts to ensure that new systems or subsequent changes in existing systems are verified as Year 2000 compliant;

    - test certain third-party systems which have computerized interfaces with The Bank of Hemet and BankLink Corporation's systems; and

    - continue to refine its contingency plan.

    The Bank of Hemet and BankLink Corporation rely substantially on outside vendors to provide computer hardware and software systems for their operations. Consequently, the Year 2000 plan places heavy emphasis on compliance by outside vendors. The plan prioritizes outside vendors by the degree of dependence on the computer systems they provide. The plan also addresses customer capabilities to become Year 2000 compliant. Finally, the plan requires review of non-information technology systems, such as alarm systems.

    The Bank of Hemet's Audit Committee has engaged the services of an independent consultant to review the overall Year 2000 project. The consultant has been requested to emphasize testing of vendor-reliant, mission-critical systems and to assist in the development of a contingency plan.

    VENDORS. The Bank of Hemet and BankLink Corporation rely heavily on outside vendors to provide the hardware and software used in their computer operations. To determine the readiness of outside vendors, The Bank of Hemet and BankLink Corporation have solicited written communications from each major outside vendor about its compliance with Year 2000.

Most outside vendors have responded that they are Year 2000 compliant. For those outside vendors who provide mission critical systems and have certified these systems as Year 2000 compliant, The Bank of Hemet and BankLink Corporation have conducted in-house testing of these systems, using various Year 2000-critical dates. The testing has included the creation of a duplicate database on BankLink Corporation's mainframe computer used for Year 2000 testing purposes.

    For those outside vendors that have responded they are working toward Year 2000 compliance and that The Bank of Hemet and BankLink Corporation have determined to be significant, The Bank of Hemet and BankLink Corporation will follow up on a regular basis throughout 1999. These outside vendors have advised The Bank of Hemet and BankLink Corporation that they expect to be Year 2000 compliant prior to December 31, 1999, and there are no Year 2000 compliance issues which appear to be unresolvable by that date. For such outside vendors that provide mission critical systems, The Bank of Hemet and BankLink Corporation will be conducting ongoing testing to validate Year 2000 compliance.

    The Bank of Hemet and BankLink Corporation have determined that other outside vendors will not have a material impact on their operations, whether or not they are Year 2000 compliant.

    CUSTOMERS. The Bank of Hemet has sent a questionnaire to each of its significant borrowers and depositors to determine the extent of risk created by any failure by them to remediate their own Year 2000 issues. Most customers have responded. Each borrower and depositor is categorized according to its state of readiness based on its response to the questionnaire and The Bank of Hemet's review of the customer. The Bank of Hemet has also taken steps to ensure liquidity for depositors with high Year 2000 risks. It will make a reassessment on each customer's risk on a regular basis. BankLink Corporation has organized a client bank information group to exchange Year 2000 readiness and testing information.

    NON-INFORMATION TECHNOLOGY SYSTEMS. The Bank of Hemet and BankLink Corporation have tested their non-information technology systems, such as microprocessors controlling its environmental and alarm systems, and found them to be Year 2000 compliant.

    COSTS TO ADDRESS YEAR 2000 ISSUES FOR THE BANK OF HEMET AND BANKLINK CORPORATION. Some of The Bank of Hemet's and BankLink Corporation's computer hardware and software applications were modified or replaced in order to maintain their functionality as the year 2000 approaches. The Bank of Hemet and BankLink Corporation have spent approximately $120,000 as of December 31, 1998 to address Year 2000 issues and estimates their total expenditures over the two-year period 1998 through 1999 to be approximately $200,000. This estimate includes some costs, such as the purchase of computer hardware and software upgrades, that will qualify as depreciable assets for accounting purposes, with the related depreciation expense recognized over the estimated useful lives of the applicable assets. However, the majority of costs, including in-house staff time, will be expensed as incurred, in compliance with generally accepted accounting principles. BankLink Corporation expects to recover a portion of its total costs by recognizing non-interest income over the fifteen month period ending December 31, 1999 from fees charged to its client banks for Year 2000 testing and other costs incurred. The Bank of Hemet does not anticipate that any of these costs will materially impact its consolidated results of operations in any one reporting period.

    In light of the complexity of the Year 2000 problem and its potential impact on both The Bank of Hemet and BankLink Corporation and third parties that interact with them, there can be no assurance that the costs associated with the Year 2000 issue will be as estimated. The Bank of Hemet and BankLink Corporation do not intend to obtain insurance against any Year 2000 risks.

    RISKS OF THE YEAR 2000 ISSUES FOR THE BANK OF HEMET AND BANKLINK CORPORATION. Management believes that it is likely that the foregoing efforts will be successful. However, it is possible that necessary remediation of vendor-reliant systems may not be completed in a timely manner, or third-party systems with which The Bank of Hemet and BankLink Corporation have computerized interfaces may create Year 2000 issues. It is also possible that the expenses or liabilities to which The Bank of Hemet and BankLink Corporation may become subject as a result of such issues could be material. Any such event or occurrence could have a material adverse effect on The Bank of Hemet's and BankLink Corporation's business, prospects, operating results and financial condition. Ultimately, the potential impact of the Year 2000 issue on The Bank of Hemet and BankLink Corporation will depend on a series of complex factors, including the following:

    - the corrective measures undertaken by The Bank of Hemet and BankLink Corporation themselves;

    - the measures undertaken by outside vendors to become Year 2000 compliant;

    - the accuracy of representations made by outside vendors to The Bank of Hemet and BankLink Corporation concerning their state of readiness;

    - the degree of compliance by governmental agencies, businesses (including telephone and other utility companies), and other entities which engage in essential communications or third-party computerized interfaces with The Bank of Hemet and BankLink Corporation and its customers; and

    - the degree of compliance by customers.

    At worst, The Bank of Hemet's and BankLink Corporation's customers and outside vendors will face severe Year 2000 issues. Large customers negatively affected by Year 2000 issues could lead to deposit outflows or increased risk in collecting loans. The Bank of Hemet and BankLink Corporation may also be required to replace noncompliant outside vendors with more expensive Year 2000 compliant outside vendors.

    The Bank of Hemet and BankLink Corporation have taken steps to avail themselves of the safe harbor provision of the newly enacted Year 2000 Information and Readiness Disclosure Act by clearly labeling written communications to customers and vendors as a "Year 2000 Readiness Disclosure," thereby promoting a prompt, candid and thorough exchange of information on Year 2000 readiness and limiting liability for any errors.

    CONTINGENCY PLANS OF THE BANK OF HEMET AND BANKLINK CORPORATION. The Bank of Hemet and BankLink Corporation have created a contingency plan to take effect should there be circumstances preventing timely implementation. If those outside vendors do not demonstrate compliance by a certain date, The Bank of Hemet and BankLink Corporation will seek alternatives in accordance with its contingency plan. Outside vendors of mission critical systems are major U.S. companies, and management has assessed the relevant financial and operational capabilities of their hardware and software to provide Year 2000 processing. The time frame to convert to another outside vendor in the Year 2000 is relatively long, and therefore the ability to obtain replacement outside vendors will be limited.

    In addition, for each mission critical system, The Bank of Hemet and BankLink Corporation have identified alternate procedures to achieve a successful resumption of business in case its computer systems, or those of its mission critical outside vendors, fail. The alternative procedures include development of a manual process for implementing the system and identifying alternative outside vendors.

                         BUSINESS OF THE BANK OF HEMET

GENERAL

    The Bank of Hemet is a California community bank headquartered in Hemet, California. In addition to its headquarters, The Bank of Hemet maintains five branches in Riverside county. Riverside county and neighboring San Bernardino county are experiencing significant population and economic growth.

    The Bank of Hemet's primary service area is the area of California commonly referred to as the Inland Empire, a region primarily consisting of Riverside and San Bernardino counties. These counties are experiencing significant population and economic growth, much of which has been fueled by the migration of manufacturing, distribution and export service firms from adjacent Los Angeles, Orange and San Diego counties.

    The Bank of Hemet was incorporated in 1974 under the California General Corporation Law and is licensed by the California Department of Financial Institutions to conduct a general banking business. Its deposits are insured up to the applicable legal limits by the FDIC. The Bank of Hemet is not a member of the Federal Reserve System.

    The Bank of Hemet emphasizes community-based commercial banking. It serves small-to-medium size businesses, professionals, retired individuals and residents in the Hemet area, as well as businesses and real estate owners/developers primarily throughout Riverside, San Bernardino, Orange, Los Angeles and San Diego counties. The Bank of Hemet also makes commercial real estate loans meeting its underwriting criteria in the San Francisco bay area, in the Sacramento area and in other areas outside of its primary service area, including Arizona.

    The Bank of Hemet offers a full range of commercial, real estate, personal, home improvement, automobile and other installment and term loans. The Bank of Hemet's primary lending focus has historically been and continues to be commercial real estate and construction lending.

    Deposit services offered by The Bank of Hemet include personal and business checking and savings accounts, money market deposit accounts, certificates of deposit, and individual retirement accounts. Other operational services include safe deposit boxes, travelers checks, wire transfers, overdraft lines of credit, electronic banking for businesses, 24-hour telephone banking, merchant bankcard, automated clearing house origination, automatic teller machines on the Instant Teller and Cirrus networks and other standard depository functions.

    The Bank of Hemet's wholly owned subsidiary, BankLink Corporation, provides data processing services to The Bank of Hemet and eight other banks and item processing services to The Bank of Hemet and three other banks. At December 31, 1998, BankLink Corporation had total assets of $931,000 and pre-tax earnings for the year ended December 31, 1998 of $146,000. The Bank has four other subsidiaries that are not active.

BUSINESS STRATEGY

    The Bank of Hemet's business strategy is to:

    - maintain asset quality;

    - increase the volume and diversity of good quality, mini-perm real estate and commercial loans;

    - remix its deposit base to lower its cost of funds;

    - provide high quality value based banking services and products to its customers;

    - continue a pace of moderate growth; and

    - increase operating efficiencies.

    The Bank of Hemet has focused on, and will continue to focus on, marketing efforts to implement is business strategy. These efforts include obtaining increased loan and deposit business from existing customers, word-of-mouth referrals, advertising and personal solicitation of customers by officers, directors and stockholders. Management assigns responsibility to all loan and business development officers to make regular calls on potential customers and obtain referrals from existing customers. The Bank of Hemet directs promotional efforts toward individuals and small-to-medium sized businesses.

PREMISES

    The following table sets forth information about The Bank of Hemet's banking offices.

                                                                    TYPE OF        OWNED/
LOCATION                                                             OFFICE        LEASED        SIZE        SINCE
--------------------------------------------------------------  ----------------  ---------  ------------  ---------
1600 East Florida Avenue, Hemet...............................    Main branch      Leased    7,200 sq./ft    1988
1555 W. Florida Avenue, Hemet.................................       Branch        Leased    5,300 sq./ft    1986
1497 S. San Jacinto Street, San Jacinto.......................       Branch        Leased    3,300 sq./ft    1992
56525 Highway 371, Anza.......................................       Branch         Owned    1,920 sq./ft    1992
3545 Central Avenue, Riverside................................     Branch(1)       Leased    4,600 sq./ft    1993
3715 Sunnyside Drive, Riverside...............................     Branch and       Owned     7,100 sq./     1993
                                                                 Administrative                 ft(3)
                                                                   offices(2)

------------------------

(1) The bank does not currently accept deposits at this location. These are the premises of The Bank of Hemet's wholly owned data processing subsidiary, BankLink Corporation.

(2) These premises are occupied by The Bank of Hemet's loan department, note department, and finance department.

(3) Includes enclosed parking area.

    Aggregate annual rentals for The Bank of Hemet and its subsidiaries for leased premises were $376,000 for the year ended December 31, 1998.

INVESTMENT PORTFOLIO

    The following table sets forth the book values of securities at the dates indicated. Under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," The Bank of Hemet has designated all of its U.S. government securities and other securities as "held-to-maturity." The Bank of Hemet does not have any tax exempt securities in its investment portfolio.

                                                                                     1998       1997       1996
                                                                                   ---------  ---------  ---------
                                                                                       (DOLLARS IN THOUSANDS)
U.S. government agencies(1)......................................................  $  24,000  $  24,000  $  23,996
Other securities(2)..............................................................        882        833        783
                                                                                   ---------  ---------  ---------
Total............................................................................  $  24,882  $  24,833  $  24,779

------------------------

(1) At December 31, 1998, $10.0 million of these securities were pledged to secure public funds deposited with The Bank of Hemet, compared with $7.0 million at December 31, 1997 and $7.0 million at December 31, 1996.

(2) Consists of perpetual preferred stock of the Federal Home Loan Bank of San Francisco.

    The following table sets forth the maturities of The Bank of Hemet's investment securities at December 31, 1998 and the weighted average yields of those securities calculated on the basis of the cost and effective yields based on the scheduled maturity of each security.

                                                         AFTER ONE TO            AFTER FIVE TO
                               ONE YEAR OR LESS           FIVE YEARS               TEN YEARS              AFTER TEN YEARS
                            ----------------------  ----------------------  ------------------------  ------------------------
                             AMOUNT       YIELD      AMOUNT       YIELD       AMOUNT        YIELD       AMOUNT        YIELD
                            ---------     -----     ---------     -----     -----------     -----     -----------     -----
                                                                  (DOLLARS IN THOUSANDS)
U.S. government
  agencies................  $  18,000        5.08%  $   6,000        5.04%           0         0.00%   $       0         0.00%
Other securities(1).......          0        0.00           0        0.00            0         0.00          882         5.86
                            ---------         ---   ---------         ---        -----          ---        -----          ---
Total.....................  $  18,000        5.08%  $   6,000        5.04%           0         0.00%   $     882         5.86%
                            ---------               ---------                                              -----
                            ---------               ---------                                              -----
Estimated fair value......  $  18,005               $   5,997                                          $     882
                            ---------               ---------                                              -----
                            ---------               ---------                                              -----


                                    TOTAL
                            ----------------------
                             AMOUNT       YIELD
                            ---------     -----

U.S. government
  agencies................  $  24,000        5.07%
Other securities(1).......        882        5.86
                            ---------         ---
Total.....................  $  24,882        5.09%
                            ---------
                            ---------
Estimated fair value......  $  24,884
                            ---------
                            ---------

------------------------

(1) Consists of perpetual preferred stock of the Federal Home Loan Bank of San Francisco.

    The Bank of Hemet does not own securities of a single issuer (other than U.S. government agencies) whose aggregate book value is in excess of 10% of its total equity.

LENDING ACTIVITIES

    The Bank of Hemet originates loans for its own portfolio. Lending activities include commercial real estate mortgage, real estate construction, commercial and consumer loans. The Bank of Hemet's primary asset category continues to be its loan portfolio, which comprised 79.2% of average total assets in 1998. At December 31, 1998, The Bank of Hemet had no foreign loans outstanding and has not engaged in the business of making foreign loans.

LOAN PORTFOLIO

    COMPOSITION OF LOANS. The following table shows the composition of loans by type of loan or type of borrower at the dates indicated.

                                                                              DECEMBER 31,
                                                       ----------------------------------------------------------
                                                          1998        1997        1996        1995        1994
                                                       ----------  ----------  ----------  ----------  ----------
                                                                             (IN THOUSANDS)
Real estate--construction............................  $    1,941  $    6,627  $    8,268  $   12,169  $    6,885
Real estate--mortgage(1).............................     195,248     174,897     167,979     163,684     164,784
Commercial...........................................      10,016      10,033      10,401       8,525      11,762
Consumer.............................................       1,002       1,065       1,043       1,264       1,542
Municipal leases.....................................         -0-         -0-          24         292         833
All other loans......................................         391         411         482         489         761
                                                       ----------  ----------  ----------  ----------  ----------
  Total loans........................................     208,598     193,033     188,197     186,423     186,567
                                                       ----------  ----------  ----------  ----------  ----------
  Deferred origination fees..........................        (796)       (746)       (756)       (706)       (821)
                                                       ----------  ----------  ----------  ----------  ----------
Total loans..........................................  $  207,802  $  192,287  $  187,441  $  185,717  $  185,746
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------

------------------------

(1) Includes commercial real estate and residential mortgage loans.

    MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES. The following table shows the maturity distribution of the loan portfolio excluding nonaccrual loans and deferred origination fees at December 31, 1998, and the loan portfolio's sensitivity to changes in interest rates. The principal balances of loans due after one year are indicated by both fixed and floating rate categories.

                                                                                               FLOATING
                                                                     AFTER ONE                  RATE:     FIXED RATE:
                                                        WITHIN ONE  BUT WITHIN      AFTER     DUE AFTER    DUE AFTER
                                                           YEAR     FIVE YEARS   FIVE YEARS    ONE YEAR   ONE YEAR(1)
                                                        ----------  -----------  -----------  ----------  -----------
                                                                               (IN THOUSANDS)
Real estate--construction.............................  $    1,941   $       0    $       0   $        0   $       0
Real estate--mortgage.................................      10,786      89,783       93,101      162,982      19,902
Commercial............................................       7,449       2,568            0        2,035         533
Consumer..............................................         491         353          158           36         475
Municipal leases......................................           0           0            0            0           0
All other loans.......................................         391           0            0            0           0
                                                        ----------  -----------  -----------  ----------  -----------
    Total.............................................  $   21,058   $  92,704    $  93,259   $  165,053   $  20,910
                                                        ----------  -----------  -----------  ----------  -----------
                                                        ----------  -----------  -----------  ----------  -----------

------------------------

(1) Includes real estate mortgage floating rate loans of $8,773,000 which are accruing interest at floor rates.

LOANS SECURED BY REAL ESTATE

    At December 31, 1998, $197.2 million, or approximately 94.5% of The Bank of Hemet's loans were secured by first deed of trust on real estate. The concentration in loans secured by real estate is monitored on a quarterly basis and taken into account in the computation of the adequacy of the allowance for loan and lease losses. The non-residential real estate loan portfolio is segregated into various categories on which annual concentration limits are recommended by management and approved by the board of directors. The categories include industrial, medical office, commercial office, mini-storage and retail. "Retail" is further broken down into subcategories, including anchored, automotive, office and strip center. Additionally, the portfolio is geographically categorized by state and county.

    The three largest categories of loans secured by real estate are shown in the following table:

                                                                    AMOUNT AT     PERCENTAGE OF
                                                                   DECEMBER 31,       LOANS
TYPE OF REAL ESTATE LOAN                                               1998       IN PORTFOLIO
-----------------------------------------------------------------  ------------  ---------------
                                                                      (DOLLARS IN THOUSANDS)
Commercial mortgage loans........................................   $  166,179           79.7%
Residential mortgage loans.......................................       29,069           13.9
Construction loans...............................................        1,941            .09
                                                                   ------------           ---
Total real estate loans..........................................   $  197,189           94.5%
                                                                   ------------           ---
                                                                   ------------           ---

    COMMERCIAL MORTGAGE LOANS. The Bank of Hemet provides intermediate term commercial real estate loans collateralized by first deeds of trust on real property. Approximately one percent of the commercial mortgage portfolio consists of loans made outside California. Within California, at December 31, 1998, approximately 43% of commercial mortgage loans were secured by real property in Riverside county, 28% in Orange county, 11% in San Bernardino county and 7% in Los Angeles county.

    The value of real estate collateral is supported by formal appraisals in compliance with applicable federal regulations. Generally, these types of loans are made for a period of up to five years, loan-to-value ratios are 65% or less, and debt coverage ratios, 1.30:1 or better. The loans generally carry adjustable interest rates indexed to the one-year or, to a lesser extent, the three- or five-year Treasury constant maturity index. Rate adjustments vary from quarterly to five years. Amortization may be up to 30 years.

    Repayment on loans secured by such properties depends on successful operation and management of the collateral properties. The value of the collateral is also subject to the real estate market and general economic conditions. The Bank of Hemet attempts to address these risks through its underwriting criteria, including the loan-to-value ratios and debt service coverages described above. The collateral quality and type must meet The Bank of Hemet's standards, the property must have quality leases extended beyond the maturity date, if applicable, and the borrower/guarantor must have strong liquidity. The Bank of Hemet generally requires continuing guaranties from borrowers/owners. All of the properties securing The Bank of Hemet's real estate portfolio are inspected by The Bank of Hemet's lending administration personnel before the loan is made.

    The Bank of Hemet requires title insurance insuring the status of its lien on all of the real estate secured loans. The Bank of Hemet also requires that fire and extended coverage casualty insurance (and, if the property is in a flood zone, flood insurance) is maintained in an amount at least equal to the outstanding loan balance, subject to applicable law that in some circumstances may limit the required amount of hazard insurance to the cost to replace the insured improvements.

    RESIDENTIAL MORTGAGE LOANS. As of December 31, 1998, the total of all residential mortgage loans held in portfolio by The Bank of Hemet was $29.1 million, or 13.9% of total loans. The portfolio is primarily secured by first deeds of trust on single-family residences located in the Riverside and San Bernardino counties of California. Approximately $25.1 million or 86.4% of this portfolio consists of variable rate loans.

    From time to time, The Bank of Hemet has originated first mortgages for resale on the secondary market to Federal Home Loan Mortgage Corporation (FHLMC) and Federal National Mortgage Association (FNMA). However, since 1995 The Bank of Hemet has chosen not to originate residential mortgage loans either for its own portfolio or for sale in the secondary market due to competitive issues. The Bank of Hemet retains the servicing rights to the loans sold. Servicing arrangements provide for The Bank of Hemet to maintain records related to the servicing agreement, to assume responsibility for billing mortgagors, to collect periodic mortgage payments, and to perform various other activities necessary to the mortgage servicing function. The Bank of Hemet receives as compensation a servicing fee based on the principal balance of the outstanding loans. Servicing fee income amounted to $57,000 during 1998, and the total unpaid principal balance of the mortgage servicing portfolio amounted to approximately $18.3 million at December 31, 1998.

    REAL ESTATE CONSTRUCTION LOANS. The Bank of Hemet finances the construction of residential, commercial and industrial properties. The Bank of Hemet's construction loans typically have the following characteristics:

    - First mortgages on the collateral real estate;

    - Maturities of one year or less;

    - A floating rate of interest based on the Bank of America prime rate;

    - Minimum cash equity of 30% of project cost;

    - Reserve for anticipated interest costs during construction;

    - Loan-to-value ratios generally not exceeding 65%; and

    - Recourse against the borrower or a guarantor in the event of a default.

    For commercial and industrial properties, The Bank of Hemet typically issues a stand-by commitment for a "take-out" mini-perm loan on the property. The Bank of Hemet does not participate in joint ventures or take an equity interest in connection with its construction lending.

    Construction loans involve additional risks compared with loans secured by existing improved real property. These include:

    - The uncertain value of the project prior to completion;

    - The inherent uncertainty in estimating construction costs;

    - Possible difficulties encountered by municipal or other governmental regulation during construction; and

    - The inherent uncertainty of the market value of the completed project.

    As a result of these uncertainties, repayment depends, in large part, on the success of the ultimate project. If The Bank of Hemet is forced to foreclose on a project before or at completion because of a default, The Bank of Hemet may not be able to recover all of the unpaid balance of the loan and its accrued interest, as well as the related foreclosure and holding costs. In addition, The Bank of Hemet may find it necessary to pay additional amounts to complete a project and may have to hold the property for an indeterminate time. Further, future local or national economic could have an adverse impact on the potential success of construction projects financed by The Bank of Hemet and on collateral securing these loans.

COMMERCIAL LOANS

    At December 31, 1998, approximately $10.0 million, or 4.8% of The Bank of Hemet's total loan portfolio, consisted of commercial loans. The Bank of Hemet provides intermediate and short-term commercial loans that are either unsecured, partially secured or fully secured. The majority of these loans are in Riverside and San Bernardino counties. Loan maturities range from 90 days to five years. The Bank of Hemet requires complete re-analysis before making any extension. The Bank of Hemet makes these loans to individuals, professionals and businesses. The Bank of Hemet takes collateral whenever possible regardless of the loan purpose. Collateral may include cash, liens on accounts receivable and/or equipment. As a matter of policy, the Bank requires all principals of a business to be guarantors on all commercial loans. All borrowers must demonstrate the ability to service and repay not only The Bank of Hemet debt but all outstanding debt, on the basis of historical cash flow or conversion of assets.

CONSUMER LOANS

    As of December 31, 1998, the total of all consumer loans held by The Bank of Hemet was $1.0 million or .5% of total loans. Consumer loans may be secured or unsecured, and are extended for a variety of purposes, including the purchase or finance of automobiles, home improvement, home equity lines and overdraft protection. Consumer loan underwriting standards include an examination of the applicant's credit history and payment record on other debts and an evaluation of his or her ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is of primary importance, the underwriting process also includes a comparison of the value of the security, if any, to the proposed loan amount.

    Consumer loans entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance because the collateral is more likely to suffer damage, loss or depreciation. The remaining deficiency often does not warrant further collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability. Furthermore, various federal and state laws, including federal and state bankruptcy and insolvency laws, often limit the amount that the lender can recover on these loans.

OFF-BALANCE SHEET COMMITMENTS

    The Bank of Hemet may issue formal commitments or lines of credit to a limited number of well-established, financially responsible, local commercial enterprises. Such commitments can be either secured or unsecured. These commitments may take the form of revolving lines of credit, letters of credit, real estate construction or real estate mortgage loans. Standby letters of credit are conditional commitments issued by The Bank of Hemet to guarantee the performance of a customer to a third party. The Bank of Hemet does not enter into any interest rate swaps or caps, or forward or future contracts.

    The following table shows the distribution of The Bank of Hemet's undisbursed loan commitments at the dates indicated.

                                                                             AT DECEMBER 31,
                                                                           --------------------
                                                                             1998       1997
                                                                           ---------  ---------
                                                                              (IN THOUSANDS)
Real estate--construction................................................  $   2,404  $   2,160
Real estate--mortgage....................................................      1,472        822
Standby letters of credit................................................      1,116        282
Undisbursed lines of credit..............................................      5,876      6,436
                                                                           ---------  ---------
Total....................................................................  $  10,868  $   9,700
                                                                           ---------  ---------
                                                                           ---------  ---------

LENDING PROCEDURES AND CREDIT APPROVAL PROCESS

    The board of directors' loan committee approves all loans in excess of $500,000 and reviews all loans under $500,000. Lending limits are authorized for the Chief Executive Officer and the Chief Credit Officer by the loan committee through authority delegated by the board of directors of The Bank of Hemet. The directors' loan committee approves all loans which would create a total borrower liability in excess of a lending officer's lending authority. The Chief Credit Officer is responsible for evaluating the authority limits for individual credit officers and recommends lending limits to the board of directors for approval.

    The highest individual lending authority in The Bank of Hemet is currently $500,000, which requires the approval and signature of the Chief Credit Officer. The second highest lending authority is $150,000 for the manager of the real estate loan department. All other individual lending authorities are substantially less, with the next largest authority being $100,000.

    At December 31, 1998, The Bank of Hemet's authorized legal lending limits were approximately $3.5 million for unsecured loans and approximately $5.8 million for secured loans. Legal lending limits are calculated in conformance with California law, which prohibits a bank from lending to any one individual or entity or its related interests an aggregate amount which exceeds 15% of primary capital plus the allowance for loan and lease losses on an unsecured basis and 25% on a secured basis. The Bank of Hemet's primary capital plus allowance for loan and lease losses at December 31, 1998 totaled $23.3 million. The Bank of Hemet's largest borrower as of December 31, 1998 had an aggregate loan liability totaling $5.8 million.

    The Bank of Hemet seeks to mitigate the risks inherent in its loan portfolio by adhering to certain underwriting practices. These practices include analysis of prior credit histories, financial statements, tax returns and cash flow projections, valuation of collateral based on reports of independent appraisers and verification of liquid assets. Although management believes that its underwriting criteria are appropriate for the various kinds of loans it makes, The Bank of Hemet may incur losses on loans which meet its underwriting criteria, and these losses may exceed the amounts set aside as reserves for such losses in the allowance for loan and lease losses.

ASSET QUALITY

    NONPERFORMING ASSETS. Nonperforming assets include nonperforming loans and other real estate owned ("OREO").

    NONPERFORMING LOANS.

    Nonperforming loans are those which the borrower fails to perform in accordance with the original terms of the obligation and fall into one of two categories:

    - Nonaccrual loans. The Bank of Hemet generally places loans on nonaccrual status when interest or principal payments become 90 days or more past due unless the outstanding principal and interest is well-secured and, in the opinion of management, is deemed in the process of collection. When loans are placed on nonaccrual status, accrued but unpaid interest is reversed against the current year's income. The Bank of Hemet may treat payments on nonaccrual loans as interest income or return of principal depending upon management's opinion of the ultimate risk of loss on the individual loan. Cash payments are treated as interest income where management believes the remaining principal balance is fully collectible. Additionally, The Bank of Hemet may place loans not 90 days past due on nonaccrual status if management reasonably believes the borrower will not be able to comply with the contractual loan repayment terms and collection of principal or interest is in question.

    - Accruing loans 90 days or more past due. The Bank of Hemet classifies a loan in this category when the borrower is more than 90 days late in making a payment of principal or interest but the loan has not been placed on nonaccrual status.

    Nearly all nonperforming loans during the periods reported were secured by first deeds of trust on real property. The collateral securing these nonperforming loans at December 31, 1998 may not be sufficient to prevent losses on such loans.

    OTHER REAL ESTATE OWNED ("OREO"). This category of nonperforming assets consists of real estate to which The Bank of Hemet has taken title by reason of foreclosure or by taking a deed in lieu of foreclosure from the borrower. The Bank of Hemet has been actively managing its OREO while attempting to expeditiously dispose of the properties. At December 31, 1998, the bank owned one OREO property, consisting of a single family residence valued at $77,000. For a more complete discussion of changes in OREO during the last three years, please refer to "The Bank of Hemet Management's Discussion and Analysis of Results of Operations--Noninterest Expense."

    The following table summarizes The Bank of Hemet's nonperforming assets at the dates indicated.

                                                                                       DECEMBER 31,
                                                                   -----------------------------------------------------
                                                                     1998       1997       1996       1995       1994
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                                  (DOLLARS IN THOUSANDS)
Nonaccrual loans(1)..............................................  $   1,578  $   2,902  $   2,976  $   2,446  $   3,188
Loans past due 90 days or more...................................          3         --         17         14         --
Total nonperforming loans........................................      1,581      2,902      2,993      2,460      3,188
Other real estate owned..........................................         77        779      2,180      3,908      2,719
                                                                   ---------  ---------  ---------  ---------  ---------
Total nonperforming assets.......................................  $   1,658  $   3,681  $   5,173  $   6,368  $   5,907
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------
Nonperforming loans as a percent of total loans..................       0.76%      1.51%      1.60%      1.32%      1.72%
Nonperforming assets as a percent of total assets................       0.66%      1.53%      2.21%      2.79%      2.64%

------------------------

(1) Interest income in the amount of $277,000 would have accrued during 1998 on loans on nonaccrual status if interest had been accrued. Income of $115,000 was in fact recognized on nonaccrual loans in 1998 based on receipt of actual interest payments.

    IMPAIRED LOANS. Management defines impaired loans, regardless of past due status on loans, as those on which principal and interest are not expected to be collected under the original contractual loan repayment terms. The Bank of Hemet charges off an impaired loan at the time management believes it has exhausted the collection process. The Bank of Hemet values impaired loans based on the present value of future cash flows discounted at the loan's effective rate, the loan's observable market price or the fair value of collateral if the loan is collateral-dependent. Impaired loans at December 31, 1998 were $3.3 million ($1.6 million of which were also nonaccrual loans). On account of these impaired loans, The Bank of Hemet had an allowance for loan and lease losses of $287,000 at December 31, 1998. The average outstanding principal balance of impaired loans was $4.0 million during 1998. Substantially all of the impaired loans at December 31, 1998 were collateral dependent and management measured them using the fair value of the collateral.

    SUBSTANDARD AND DOUBTFUL LOANS. The Bank of Hemet classifies loans as "substandard" in accordance with regulatory requirements when they are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral for loan, if any. Substandard loans generally have a well-defined weaknesses that jeopardize repayment. They are characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected.

    The Bank of Hemet classifies loans as "doubtful," in accordance with regulatory requirements, when the loans have the inherent weaknesses of substandard loans and, in addition, the weaknesses make collection or repayment in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. However, in such loans, certain important and reasonably specific pending factors may work to the advantage and strengthening of the asset. Accordingly, with respect to such loans, the estimated loss is deferred until its more exact status may be determined.

    RESTRUCTURED LOANS. The Bank of Hemet considers restructured loans as loans on which interest accrues at a below market rate or on which certain principal has been forgiven to help the borrower make final repayment of the loan. Any interest previously accrued, but not yet collected, is reversed against current income when the loan is placed in this category. Interest is then reported on a cash basis until the borrower establishes an ability to service the restructured loans in accordance with its terms. The Bank of Hemet does not have any loans categorized as restructured loans.

    Except as disclosed above, there were no assets as of December 31, 1998 where known information about possible credit problems of borrowers caused management to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms. However, it is always possible that current credit problems may exist that may not have been discovered by management. Given the high percentage of The Bank of Hemet's loans that are secured by real estate, the real estate market in Southern California and the overall economy in The Bank of Hemet's market area are likely to continue to have a significant effect on the quality of The Bank of Hemet's assets in the future.

ALLOWANCES AND PROVISIONS FOR LOAN AND LEASE LOSSES

    The following table sets forth an analysis of the allowance for loan and lease losses and provisions for loan and lease losses for the periods indicated.

                                                                              DECEMBER 31,
                                                       ----------------------------------------------------------
                                                          1998        1997        1996        1995        1994
                                                       ----------  ----------  ----------  ----------  ----------
                                                                         (DOLLARS IN THOUSANDS)
Balance at beginning of period.......................  $    2,116  $    2,241  $    2,135  $    2,609  $    2,520
Loans charged off:
  Real estate--construction..........................          --          --          --          --         625
  Real estate--mortgage..............................         139         274         562         179         776
  Commercial.........................................          --         159         272         348          43
  Consumer...........................................          43          18          68          90          17
                                                       ----------  ----------  ----------  ----------  ----------
    Total charge-offs................................         182         451         902         617       1,461
Recoveries:
  Real estate--construction..........................          --          --          --          --          --
  Real estate--mortgage..............................         225          57          16          18           9
  Commercial.........................................          47          10           2          --          35
  Consumer...........................................          26           9           2           5           6
                                                       ----------  ----------  ----------  ----------  ----------
    Total recoveries.................................         298          76          20          23          50
                                                       ----------  ----------  ----------  ----------  ----------
Net charge-offs......................................        (116)        375         882         594       1,411
                                                       ----------  ----------  ----------  ----------  ----------
Provision for possible loans losses..................          --         250         988         120       1,500
                                                       ----------  ----------  ----------  ----------  ----------
Balance at end of period.............................  $    2,232  $    2,116  $    2,241  $    2,135  $    2,609
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------
Average total loans outstanding(1)...................  $  196,675  $  187,298  $  184,307  $  183,632  $  185,708
  Total loans at end of period(1)....................     207,802     192,287     187,441     185,717     185,746
Net charge-offs/average loans outstanding............       (0.06)%       0.20%       0.48%       0.32%       0.76%
Allowance at end of period/loans outstanding.........        1.07%       1.10%       1.20%       1.15%       1.40%
Allowance/nonperforming loans........................      141.16%      72.90%      74.86%      86.78%      81.84%

------------------------

(1) Net of deferred loan origination fees.

    The Bank of Hemet maintains an allowance for loan and lease losses at a level considered by management to be adequate to cover the inherent risks of loss associated with its loan portfolio under prevailing and anticipated economic conditions. In determining the adequacy of the allowance, management takes into consideration primarily the credit quality of the portfolio and prior loan loss experience. The specific calculation of the allowance for loan and lease losses is based on the risk rating system that The Bank of Hemet uses to grade its loans. This system classifies all loans into one of eight grades according to a risk-rating matrix that evaluates each of the five following factors:

    - the dependability of the primary repayment source;

    - the dependability of the secondary repayment source;

    - the value of the collateral in relation to the size of the loan, and the liquidity of the collateral;

    - the character/relationship of the borrower; and

    - the strength, stability and potential of the industry in which the borrower is operating.

    Different reserve percentages are assigned to each different class of loan, as summarized in the following table.

LOAN GRADE                                    RESERVE PERCENTAGE
----------------------------------  --------------------------------------
Class I ("Pass)...................  0.10%
Class II ("Pass").................  0.20%
Class III ("Pass")................  Historical loan loss experience factor
Class IV ("Watch")................  Calculated on a loan by loan basis
Class V ("Special Mention").......  Calculated on a loan by loan basis
Class VI ("Substandard')..........  Calculated on a loan by loan basis
Class VII ("Doubtful")............  Minimum of 50.00%
Class VIII ("Loss")...............  100.00%

    Management assigns reserve percentages to the first two classes, reflecting management's judgment of the likelihood of loss in each risk category. For the third grade, in which most "pass loans" fall, management assigns a reserve percentage to each of the following kinds of loans: commercial loans, commercial real estate loans, residential real estate loans, construction loans and consumer loans. The reserve percentage represents the historical loss rate on this category of loans for the preceding 36 months. For the next three categories, management assigns specific reserves based on a risk analysis of each loan. The Bank of Hemet's board of directors approves the adequacy of the allowance for loan and lease losses on a quarterly basis.

    The balance in the allowance is affected by amounts provided from operations, amounts charged-off and recoveries of previously charged-off loans. For 1998, The Bank of Hemet recorded no provision for loan and lease losses, compared with provisions of $250,000 for 1997 and $988,000 for 1996. The lack of a provision in 1998 resulted from management's determination, in accordance with the policy discussed above, that the allowance was adequate at December 31, 1998. In fact, the allowance had grown in 1998 by reason of net recoveries on loans previously charged-off in the amount of $116,000, compared with net charge-offs of $375,000 in 1997 and $882,000 in 1996. These trends reflected, among other factors, the strengthening of the Southern California economy. The decreased provision in 1997 as compared with 1996 reflected the significant decrease in net charge-offs during 1997 as compared with 1996. The increased provision in 1996 mainly resulted from the decline in real estate collateral value for one borrower in that year.

    At December 31, 1998 the allowance for loan and lease losses stood at $2.2 million or 1.07% of total loans outstanding, compared with $2.1 million or 1.10% of total loans outstanding at December 31, 1997, and $2.2 million, or 1.20% of total loans outstanding at December 31, 1996.

    Management anticipates the continued stabilization of the economy in segments of The Bank of Hemet's market area. However, underlying trends in the economic cycle will influence credit quality, particularly in Southern California. Management cannot completely predict these trends. Consequently, The Bank of Hemet may sustain loan losses, in any particular period, that are sizable in relation to the allowance for loan and lease losses. Additionally, a subsequent evaluation of the loan portfolio, in light of factors then prevailing, by The Bank of Hemet and its regulators may indicate a requirement for increases in the allowance for loan and lease losses through charges to the provision for loan and lease losses.

    The following table summarizes a breakdown of the allowance for loan and lease losses by loan category and the allocation in each category as a percentage of total loans in each category at the dates indicated:

                                                                              DECEMBER 31,
                                                 ----------------------------------------------------------------------
                                                          1998                    1997                    1996
                                                 ----------------------  ----------------------  ----------------------
                                                            % OF LOANS              % OF LOANS              % OF LOANS
                                                                IN                      IN                      IN
                                                  AMOUNT     CATEGORY     AMOUNT     CATEGORY     AMOUNT     CATEGORY
                                                 ---------  -----------  ---------  -----------  ---------  -----------
                                                                         (DOLLARS IN THOUSANDS)
Real estate--construction......................  $       3         0.1%  $      66         3.1%  $      83         3.7%
Real estate--mortgage..........................      2,042        91.5       1,984        93.8       2,082        92.9
Commercial.....................................        171         7.7          47         2.2          56         2.5
Consumer loans.................................         16         0.7          19         0.9          20         0.9
                                                 ---------       -----   ---------       -----   ---------       -----
  Total........................................  $   2,232       100.0%  $   2,116       100.0%  $   2,241       100.0%
                                                 ---------       -----   ---------       -----   ---------       -----
                                                 ---------       -----   ---------       -----   ---------       -----

    Allocations of the loan and lease losses by category are not available in The Bank of Hemet's records for 1995 and 1994. However, real-estate mortgage loans constituted 87.8% of The Bank of Hemet's portfolio in 1995 and 88.3% in 1994. Accordingly, management believes that more than 90% of the allowance in 1995 and 1994 was allocable to real-estate mortgage loans as it was in 1998, 1997 and 1996.

    The allocation of the allowance to loan and lease categories is an estimate by management of the relative risk characteristics of loans in those categories. Losses in one or more loan categories may exceed the portion of the allowance allocated to that category or even exceed the entire allowance. The Bank of Hemet did not make an allocation of loan loss reserves by loan category in 1995 or 1994.

DEPOSITS

    Deposits are The Bank of Hemet's primary source of funds. At December 31, 1998, The Bank of Hemet had a deposit mix of 54.3% in time deposits, 29.4% in savings and interest-bearing checking accounts, 14.7% in noninterest-bearing demand accounts and 1.6% in money market accounts.

    Noninterest-bearing demand deposits enhance The Bank of Hemet's net interest income by lowering its costs of funds. The Bank is committed to continuing its recent efforts to increase core deposits through increased business development efforts, diversification of its customer base, product line enhancements and superior customer service. Currently, deposits from the local market area are increasing, thus decreasing reliance on potentially unstable sources of funds.

    The Bank of Hemet obtains deposits primarily from the communities it serves. No material portion of its deposits has been obtained from or is dependent on any one person or industry. The Bank of Hemet's business is not seasonal in nature. The Bank of Hemet accepts deposits in excess of $100,000 from customers. These deposits are priced to remain competitive. At December 31, 1998, The Bank of Hemet had no brokered deposits.

    The following table sets forth the average balances and the average rates paid for the major categories of deposits for the dates indicated:

                                                                                DECEMBER 31,
                                                  -------------------------------------------------------------------------
                                                           1998                     1997                     1996
                                                  -----------------------  -----------------------  -----------------------
                                                                AVERAGE                  AVERAGE                  AVERAGE
                                                   AVERAGE       RATE       AVERAGE       RATE       AVERAGE       RATE
                                                   BALANCE       PAID       BALANCE       PAID       BALANCE       PAID
                                                  ----------  -----------  ----------  -----------  ----------  -----------
                                                                           (DOLLARS IN THOUSANDS)
Noninterest-bearing demand......................  $   33,349          --%  $   29,831          --%  $   25,981          --%
Interest-bearing demand.........................      14,204        1.07       13,722        1.10       14,837        1.13
Money market deposits...........................       3,970        2.72        4,660        2.75        5,393        2.82
Savings deposits................................      48,793        4.01       47,468        4.11       41,968        4.07
Time deposits of $100,000 or more...............       9,036        5.54        8,662        5.65       15,537        5.73
Time deposits under $100,000....................     116,876        5.53      109,948        5.65      106,222        5.56
                                                  ----------               ----------               ----------
Total average deposits..........................  $  226,228        4.06   $  214,291        4.17   $  209,938        4.20
                                                  ----------               ----------               ----------
                                                  ----------               ----------               ----------

MATURITIES OF TIME CERTIFICATES OF DEPOSIT

    Maturities of time certificates of deposits outstanding at December 31, 1998 are summarized as follows:

                                                                                               $100,000    LESS THAN
                                                                                                OR MORE     $100,000
                                                                                              -----------  ----------
                                                                                                  (IN THOUSANDS)
Three months or less........................................................................   $   2,642   $   29,684
Over three to six months....................................................................       1,649       26,310
Over six to twelve months...................................................................       2,976       53,833
Over twelve months..........................................................................         874        7,053
                                                                                              -----------  ----------
Total.......................................................................................   $   8,141   $  116,880
                                                                                              -----------  ----------
                                                                                              -----------  ----------

DATA PROCESSING SERVICES--BANKLINK CORPORATION

    BankLink Corporation, a wholly owned subsidiary of The Bank of Hemet located in Riverside, California, provides data processing services and item processing services to The Bank of Hemet and other financial institutions. BankLink Corporation currently serves nine client banks. BankLink Corporation uses Information Technology Incorporated (ITI) application software systems to provide high volume processing capabilities and systems support services for deposit and loan transactions, treasury functions and loan servicing. These services encompass all of the normal banking applications, including accounts payable, fixed assets, ACH origination, automated exception processing, asset liability, corporate cash management, voice response systems, and account analysis.

    For the year ended December 31, 1998, BankLink Corporation had revenues from its operations of $1.1 million.

SUPERVISION AND REGULATION

    As a California licensed FDIC insured bank, The Bank of Hemet is subject to many governmental rules that affect its operations. For a description of the laws and regulations that apply to The Bank of Hemet, please refer to the section entitled "Supervision and Regulation," starting on page 107.

COMPETITION

    The Bank of Hemet considers its primary service area to include Riverside and San Bernardino counties of California. The banking business is highly competitive in California, including this region. A number of major banks and savings and loans associations have offices in this area. They currently dominate loan and deposit origination. The Bank of Hemet also competes for deposits and loans with finance companies, industrial loan companies, securities and brokerage companies, mortgage companies, insurance companies, money market funds, credit unions and other financial institutions.

    Major banks and savings and loans associations exercise certain competitive advantages over community banks like The Bank of Hemet. They can finance extensive advertising campaigns and offer the convenience of many retail outlets. Many offer services, such as trust and international banking services, which The Bank of Hemet does not offer directly. They can invest greater resources in technology, which may afford them economies of scale, particularly with respect to consumer financial services, by reason of their larger customer bases. In addition, these larger institutions likely have lower costs of capital and substantially higher lending limits.

    To compete with larger financial institutions, The Bank of Hemet relies upon responsive handling of customer needs, local promotional activity, and personal contacts by its officers, directors and staff. For customers whose loan demands exceed The Bank of Hemet's lending limits, The Bank of Hemet seeks to arrange funding on a participation basis with its correspondent banks or other independent commercial banks. The Bank of Hemet also assists customers requiring services not offered by it to obtain such services from its correspondent banks.

    In commercial real estate lending, The Bank of Hemet competes against larger institutions. Management seeks to assert its competitive advantage in this market through its depth of experience and ability to respond in customized ways to the needs of its customers. In its deposit gathering, The Bank of Hemet competes by having convenient branches located in areas of high bank deposits per person, and by providing consumer-friendly environments at those branches.

EMPLOYEES

    At December 31, 1998, The Bank of Hemet employed a total of 86 full-time equivalent employees, including four executive officers. None is presently represented by a union or covered by a collective bargaining agreement. The Bank of Hemet believes its employee relations are excellent.

LITIGATION

    In April 1997, litigation relating to the acquisition of Inland Savings and Loan in 1992 by The Bank of Hemet was filed against The Bank of Hemet and certain of its directors. The legal action alleges improper adjustments to the value of the preferred stock of The Bank of Hemet issued to Inland Savings and Loan shareholders in connection with the 1992 acquisition. The named plaintiffs have sued on behalf of a class consisting of former owners of preferred stock of The Bank of Hemet. The action alleges breach of contract and breach of fiduciary duty and seeks compensatory damages in excess of $2 million, together with punitive damages. In 1998, the court granted The Bank of Hemet's motion to remove the fraud cause of action. On January 14, 1999, the court certified the case as a class action. The bank contends that the allegations in the case are without merit, and intends to vigorously defend against these claims. Any potential losses to The Bank of Hemet as a result of this action are not reasonably estimable, and accordingly no reserve for loss has been established in The Bank of Hemet's consolidated financial statements. Any losses which might be suffered by The Bank of Hemet related to this proceeding could impact The Bank of Hemet's future profitability.

    From time to time, The Bank of Hemet is involved in other litigation as an incident to its business. In the opinion of management, no such other pending or threatened litigation is likely to have a material adverse effect on The Bank of Hemet's financial condition or results of operations.

INSURANCE

    The Bank of Hemet maintains financial institution bond and commercial insurance at levels deemed adequate by The Bank of Hemet's management to protect it from certain damage.

                      VALLEY BANK SELECTED FINANCIAL DATA

    Set forth below is the selected financial data and operating data of Valley Bank for the periods indicated, which have been derived from Valley Bank's audited financial statements. The selected financial data set forth below should be read in conjunction with Valley Bank's financial statements included elsewhere in this prospectus and "Valley Bank Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                            AT OR FOR THE YEAR ENDED DECEMBER 31,
                                             --------------------------------------------------------------------
                                                 1998          1997          1996          1995          1994
                                             ------------  ------------  ------------  ------------  ------------
                                                     (DOLLARS IN THOUSANDS EXCEPT PER SHARE INFORMATION)
RESULTS OF OPERATIONS
Interest income............................  $      6,181  $      5,978  $      5,338  $      4,954  $      4,237
Interest expense...........................         1,438         1,282         1,119         1,007           857
Net interest income........................         4,743         4,696         4,219         3,947         3,380
Provision for loan and lease losses........           200           980           360           610           160
Noninterest income.........................         2,915         2,719         2,135         2,170         1,895
Noninterest expense........................         6,085         5,637         5,211         4,902         4,484
Provision for income taxes.................           584           242           329           199           210
Net income.................................           789           556           454           406           421

BALANCE SHEET (END OF PERIOD)
Total assets...............................  $     84,709  $     74,566  $     71,070  $     65,989  $     64,868
Total loans................................        43,149        45,260        42,999        34,292        32,882
Allowance for loan and lease losses........         1,118         1,058           756           497           574
Nonperforming loans........................         5,008         3,227         1,245         1,235         3,173
Other real estate owned....................         1,749         1,711         1,144         2,555         1,143
Total deposits.............................        75,739        66,239        63,286        59,001        58,334
Shareholders' equity.......................         8,254         7,292         6,902         6,762         6,356

BALANCE SHEET (PERIOD AVERAGE)
Total assets...............................  $     81,248  $     74,409  $     69,940  $     66,525  $     65,101
Total loans................................        48,512        43,921        41,649        34,552        28,678
Earning assets.............................        70,839        64,794        61,116        55,776        54,013
Total deposits.............................        72,434        66,267        62,517        59,496        58,275
Shareholders' equity.......................         7,716         6,972         6,796         6,505         5,182

CAPITAL RATIOS
Leverage ratio.............................         10.20%         9.80%         9.70%        10.20%         9.80%
Tier 1 risk-based capital..................         15.50         13.50         13.90         15.70         15.80
Total risk-based capital...................         16.70         14.50         14.90         14.50         17.00

ASSET QUALITY RATIOS
Nonperforming loans/total loans(1).........         11.61%         7.13%         2.90%         3.60%         9.65%
Nonperforming assets/total assets(2).......          7.98          6.62          3.36          5.74          6.65
Allowance for loan losses/ nonperforming
  loans....................................         22.32         32.79         60.72         40.24         18.09
Allowance for loan losses/total loans......          2.59          2.34          1.76          1.45          1.75

                                                            AT OR FOR THE YEAR ENDED DECEMBER 31,
                                             --------------------------------------------------------------------
                                                 1998          1997          1996          1995          1994
                                             ------------  ------------  ------------  ------------  ------------
                                                     (DOLLARS IN THOUSANDS EXCEPT PER SHARE INFORMATION)
PERFORMANCE RATIOS
Return on average assets...................          0.97%         0.75%         0.65%         0.61%         0.65%
Return on average equity...................         10.23          7.97          6.68          6.24          8.12
Net interest margin(3).....................          6.77          7.28          6.96          6.89          6.26
Net interest spread(4).....................          6.12          6.63          6.57          6.39          5.90
Average loans to average deposits..........         66.97         66.28         66.62         58.07         49.21
Efficiency ratio(5)........................         79.46         76.02         82.01         80.14         85.00

PER SHARE INFORMATION
Basic earnings(6)..........................  $       0.73  $       0.53  $       0.41  $       0.35  $       0.36
Diluted earnings(7)........................  $       0.65  $       0.51  $       0.41  $       0.34  $       0.36
Dividends declared.........................  $         --  $         --  $         --  $         --  $         --
Dividend payout ratio(8)...................            --%           --%           --%           --%           --%
Book value.................................  $       7.04  $       6.22  $       5.93  $       5.81  $       5.46
Shares outstanding at period end(9)........     1,171,906     1,171,906     1,164,034     1,164,034     1,164,034
Weighted average shares outstanding(9).....     1,084,112     1,055,293     1,094,211     1,164,034     1,164,034

------------------------

(1) Nonperforming loans consist of loans on nonaccrual, loans past due 90 days or more and restructured loans.

(2) Nonperforming assets consist of nonperforming loans and other real estate owned.

(3) Net interest margin is net interest income expressed as a percentage of average total interest-earning assets.

(4) Net interest spread is the difference between the yield on average total interest-earning assets and cost of average total interest-bearing liabilities.

(5) The efficiency ratio is the ratio of noninterest expense to the sum of net interest income before provision for loan losses and total noninterest income.

(6) Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the period.

(7) Diluted earnings per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into the common stock or resulted in the issuance of common stock that then shared in earnings.

(8) The dividend payout ratio consists of the dividends paid per share divided by basic earnings per share.

(9) Shares outstanding at period end include unearned ESOP shares and exclude shares issuable upon exercise of outstanding options. Weighted average shares outstanding, used to calculate earnings per share, do not include unearned ESOP shares.

                                  VALLEY BANK
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. VALLEY BANK'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE SECTION ENTITLED "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

    The following discussion and analysis is designed to provide a better understanding of the significant changes and trends related to Valley Bank's financial condition, operating results, asset and liability management, liquidity and capital resources. The following discussion should be read in conjunction with the financial statements of Valley Bank.

FINANCIAL CONDITION

    Total assets at December 31, 1998 were $84.7 million compared to $74.6 million at December 31, 1997, up approximately 13.6%. This increase is attributable to an $9.0 million increase in federal funds sold, a $1.7 million increase in securities, a $998,000 increase in cash due from banks, and a $382,000 increase in other assets, offset by a $2.8 million decrease in net loans. Total deposits increased from $66.2 million as of December 31, 1997 to $75.7 million as of December 31, 1998. Stockholders' equity was $8.3 million at December 31, 1998, up from its $7.3 million level a year earlier, owing primarily to net income of $789,000 and a decrease in the amount of unearned Employee Stock Ownership Plan shares of $108,000.

    Valley Bank's loan portfolio (including loans held for sale of $594,000) decreased by approximately $2.2 million during the fiscal year ended December 31, 1998. The largest components of this decrease were in residential lending, which decreased $2.3 million from $7.1 million in 1997 to $4.8 million in 1998, and loans secured by unimproved residential lots, which decreased $1.5 million from $6.4 million in 1997 to $4.9 million in 1998. These decreases were partially offset by increases of $907,000 and $796,000 in commercial and industrial loans and government guaranteed loans, respectively. The loan portfolio decrease was also attributable to an increase in the sale of government guaranteed loans, from $12.0 million in 1997 to $14.6 million in 1998. As the economy in Southern California continues to improve, there is a greater demand for both business and construction lending, thus allowing the Bank the opportunity to originate loans to finance these demands. Loan demand in the Pacific Northwest has remained strong and steady during the past two years. Valley Bank expects loan demand in its market areas to remain strong. Because Valley Bank expects to continue to sell government guaranteed loans in the secondary market, strong loan originations will not necessarily result in increases in the size of its loan portfolio.

ANALYSIS OF FINANCIAL CONDITION

    The following table sets forth the average balances of each principal category of Valley Bank's assets, liabilities and capital accounts for the periods indicated, as well as the percentage of each category to total assets for the periods indicated. Average balances used throughout this prospectus are based on daily averages.

                                                                         FOR THE YEAR ENDED DECEMBER 31,
                                                      ----------------------------------------------------------------------
                                                               1998                    1997                    1996
                                                      ----------------------  ----------------------  ----------------------
                                                                 PERCENT OF              PERCENT OF              PERCENT OF
                                                       AVERAGE      TOTAL      AVERAGE      TOTAL      AVERAGE      TOTAL
                                                       BALANCE     ASSETS      BALANCE     ASSETS      BALANCE     ASSETS
                                                      ---------  -----------  ---------  -----------  ---------  -----------
                                                                              (DOLLARS IN THOUSANDS)
Assets:
Cash and due from banks.............................  $   5,883         7.2%  $   5,584         7.5%  $   5,076         7.3%
Federal funds sold..................................      8,631        10.6       6,506         8.7       5,060         7.2
Investment securities--taxable......................     12,022        14.8      12,246        16.5      11,804        16.9
Investment securities--non-taxable..................        987         1.2       1,474         2.0       1,976         2.8
Loans, net of allowance for loan losses and net of
  deferred loan fees and unearned income............     47,436        58.4      42,925        57.7      40,996        58.6
Premises and equipment..............................      2,185         2.7       2,184         2.9       2,280         3.3
Other assets........................................      4,104         5.1       3,490         4.7       2,748         3.9
                                                      ---------       -----   ---------       -----   ---------       -----
  Total assets......................................  $  81,248       100.0%  $  74,409       100.0%  $  69,940       100.0%
                                                      ---------       -----   ---------       -----   ---------       -----
                                                      ---------       -----   ---------       -----   ---------       -----
Liabilities and shareholders' equity:
Deposits:
  Demand............................................  $  19,212        23.7%  $  18,098        24.3%  $  16,502        23.6%
  Savings and interest-bearing demand...............     38,063        46.8      35,773        48.1      35,553        50.8
  Time deposits of $100,000 or more.................      2,909         3.6       1,761         2.4       1,625         2.3
  Time deposits under $100,000......................     12,250        15.1      10,635        14.3       8,837        12.7
                                                      ---------       -----   ---------       -----   ---------       -----
  Total deposits....................................     72,434        89.2      66,267        89.1      62,517        89.4
Accrued interest payable and other liabilities......      1,098         1.3       1,170         1.6         627         0.9
                                                      ---------       -----   ---------       -----   ---------       -----
  Total liabilities.................................     73,532        90.5      67,437        90.7      63,144        90.3
Common stock........................................      5,860         7.2       5,761         7.7       5,544         7.9
Retained earnings...................................      1,856         2.3       1,211         1.6       1,252         1.8
                                                      ---------       -----   ---------       -----   ---------       -----
  Total shareholders' equity........................      7,716         9.5       6,972         9.3       6,796         9.7
                                                      ---------       -----   ---------       -----   ---------       -----
  Total liabilities and shareholders' equity........  $  81,248       100.0%  $  74,409       100.0%  $  69,940       100.0%
                                                      ---------       -----   ---------       -----   ---------       -----
                                                      ---------       -----   ---------       -----   ---------       -----

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

    OVERVIEW. Net income for 1998 was $789,000 compared with $556,000 in 1997 and $454,000 in 1996. Basic earnings per share were $0.73 in 1998 compared with $0.53 in 1997 and $0.41 in 1996. The return on average assets was 0.97% in 1998 compared with 0.75% in 1997 and 0.65% in 1996. Valley Bank's return on average equity was 10.23% for 1998, 7.97% for 1997 and 6.68% for 1996. Factors that significantly affected net income for 1998 as compared to 1997 included a reduction of $780,000 in the provision for loan and lease loss reserves, a gain on the sale of loans of $285,000, an increase in legal and professional expenses of $334,000 and a significant recovery that offset OREO expenses for the year.

    NET INTEREST INCOME. Total interest and fee income on earning assets increased to $6.2 million from $6.0 million, or 3.4%, in 1998 compared with 1997. Net interest income increased to $4.8 million from $4.7 million, or 1.0%, in 1998 from 1997. Average interest-earning assets in 1998 were $70.8 million compared with $64.8 million in 1997, an increase of $6.0 million or 9.3%. The 1998 increase in interest income was primarily the result of the growth in interest-earning assets. The 1997 increase in interest income was also attributable to growth in interest-earning assets.

    Total average interest-bearing liabilities in 1998 were $53.7 million compared with $48.7 million in 1997, an increase of $5.0 million, or 10.3%. This amount reflects a significant increase in lower cost deposit accounts, primarily NOW accounts, as a result of consolidation in the local banking market. Total interest expense increased from $1.3 million to $1.4 million, or 12.2%, in 1998 compared with 1997 and increased from $1.1 million to $1.3 million, or 14.6% in 1997 compared with 1996. This was largely the result of the 10.3% increase in 1998 and 5.2% increase in 1997 in the amount of interest-bearing liabilities.

    Valley Bank's net interest margin was 6.77% for 1998, compared with 7.28% for 1997 and 6.96% for 1996. The reduction in net interest margin in 1998, as compared with 1997, was a direct result of the prime rate and federal funds rate reductions experienced in 1998. These rate reductions affected the rates received on Valley Bank's loan portfolio and other assets more than they affected the interest paid by it on deposits and other liabilities. Despite reduction in its net interest margin, Valley Bank's overall net interest income increased, primarily as a result of an increase in its volume of earning assets. The increase in net interest margin in 1997, as compared with 1996, was the direct result of the increase in the amount of loans outstanding.

    AVERAGE BALANCES AND RATES EARNED AND PAID. The following table presents, for the periods indicated, average balance sheet information for Valley Bank, together with interest rates earned and paid on the various sources and uses of its funds. The table is arranged to group the elements of interest-earning assets and interest-bearing liabilities, these items being the major sources of income and expense. Nonaccruing loans are included in the calculation of average loan balances, but the nonaccrued interest thereon is excluded.

                                                                      YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------------------------------------------
                                                       1998                                 1997                    1996
                                        -----------------------------------  -----------------------------------  ---------
                                                                   RATES                                RATES
                                         AVERAGE     INCOME/      EARNED/     AVERAGE     INCOME/      EARNED/     AVERAGE
                                         BALANCE     EXPENSE       PAID       BALANCE     EXPENSE       PAID       BALANCE
                                        ---------  -----------  -----------  ---------  -----------  -----------  ---------
                                                                      (DOLLARS IN THOUSANDS)
ASSETS
Investments(1):
Federal funds sold....................  $   8,631   $     444         5.14%  $   6,506   $     354         5.44%  $   5,060
Securities, taxable...................     12,022         724         6.02%     12,246         764         6.24%     11,804
Securities, nontaxable................        987          54         5.47%      1,474          76         5.16%      1,976
                                        ---------  -----------               ---------  -----------               ---------
  Total investments...................  $  21,640   $   1,222         5.65%  $  20,226   $   1,194         5.90%  $  18,840
                                        ---------  -----------               ---------  -----------               ---------
Loans(2):
Commercial............................      3,892         339         8.71%      2,273         220         9.68%      2,051
Real estate...........................     44,174       4,567        10.34%     41,199       4,511        10.95%     39,203
Installment...........................        446          53        11.88%        449          53        11.80%        395
                                        ---------  -----------               ---------  -----------               ---------
    Total loans.......................  $  48,512   $   4,959        10.22%  $  43,921   $   4,784        10.89%  $  41,649
Cash value of life insurance..........        687          52         7.57%        647          23         3.55%        627
                                        ---------  -----------               ---------  -----------               ---------
Total earning assets..................  $  70,839   $   6,233         8.80%  $  64,794   $   6,001         9.26%  $  61,116
                                                   -----------                          -----------
Non earning assets:
Allowance for loan and lease losses...     (1,076)                                (996)                                (653)
Cash and due from banks...............      5,883                                5,584                                5,076
Premises and equipment................      2,185                                2,184                                2,280
Interest receivable and other
 assets...............................      3,417                                2,843                                2,121
                                        ---------                            ---------                            ---------
    Total assets......................  $  81,248                            $  74,409                            $  69,940
                                        ---------                            ---------                            ---------
                                        ---------                            ---------                            ---------
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest bearing deposits:
  NOW.................................     19,297         200         1.04%     17,373         180         1.04%     16,652
  Savings.............................     11,505         229         1.99%     11,220         223         1.99%     11,080
  Money market........................      7,261         181         2.49%      7,180         176         2.45%      7,821
  Certificates of deposit under
    $100,000..........................     12,250         629         5.13%     10,635         534         5.02%      8,837
  Certificates of deposit of $100,000
    or more...........................      2,909         148         5.09%      1,761         114         6.47%      1,625
                                        ---------  -----------               ---------  -----------               ---------
    Total interest bearing deposits...     53,222       1,387         2.61%     48,169       1,227         2.55%     46,015
  Other borrowings....................        527          51         9.68%        561          55         9.80%        327
                                        ---------  -----------               ---------  -----------               ---------
    Total interest bearing
      liabilities.....................     53,749   $   1,438         2.68%     48,730   $   1,282         2.63%     46,342
                                                   -----------                          -----------
Non-interest bearing deposits.........     19,212                               18,098                               16,502
Other liabilities.....................        571                                  609                                  300
Stockholders' equity..................      7,716                                6,972                                6,796
                                        ---------                            ---------                            ---------
  Total liabilities and stockholders'
    equity............................  $  81,248                            $  74,709                            $  69,940
                                        ---------                            ---------                            ---------
                                        ---------                            ---------                            ---------
Net interest income...................              $   4,795                            $   4,719
Net interest spread(3)................                                6.12%                                6.63%
Net interest margin(4)................                                6.77%                                7.28%


                                                        RATES
                                          INCOME/      EARNED/
                                          EXPENSE       PAID
                                        -----------  -----------

ASSETS
Investments(1):
Federal funds sold....................   $     269         5.32%
Securities, taxable...................         703         5.96%
Securities, nontaxable................         100         5.06%
                                        -----------
  Total investments...................   $   1,072         5.69%
                                        -----------
Loans(2):
Commercial............................         216        10.53%
Real estate...........................       4,004        10.39%
Installment...........................          46        11.55%
                                        -----------
    Total loans.......................   $   4,266        10.41%
Cash value of life insurance..........          33         5.28%
                                        -----------
Total earning assets..................   $   5,371         8.98%
                                        -----------
Non earning assets:
Allowance for loan and lease losses...
Cash and due from banks...............
Premises and equipment................
Interest receivable and other
 assets...............................

    Total assets......................

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest bearing deposits:
  NOW.................................         173         1.04%
  Savings.............................         227         2.05%
  Money market........................         192         2.45%
  Certificates of deposit under
    $100,000..........................         425         4.81%
  Certificates of deposit of $100,000
    or more...........................          92         5.66%
                                        -----------
    Total interest bearing deposits...       1,109         2.41%
  Other borrowings....................          10         3.06%
                                        -----------
    Total interest bearing
      liabilities.....................   $   1,119         2.41%
                                        -----------
Non-interest bearing deposits.........
Other liabilities.....................
Stockholders' equity..................

  Total liabilities and stockholders'
    equity............................

Net interest income...................   $   4,252
Net interest spread(3)................                     6.57%
Net interest margin(4)................                     6.96%

--------------------------

(1) The yield for securities reflects that Valley Bank's entire investment portfolio is classified as held-to-maturity and is based on historical amortized cost balances. Municipal securities are not reported on a tax-exempt equivalent basis.

                                              (FOOTNOTES CONTINUED ON NEXT PAGE)

(2) Loans, net of unearned income, include non-accrual loans but do not reflect average reserves for possible loan losses. Loan fees of $307,000 in 1998, $417,000 in 1997 and $229,000 in 1996 are included in loan interest income. There were non-accruing loans totaling approximately $4,752,000 at December 31, 1998, $3,227,000 at December 31, 1997, and $1,245,000 at December 31,
    1996.

(3) Net interest spread is the difference between the yield on average total interest-earning assets and cost of average total interest-bearing liabilities.

(4) Net interest margin is net interest income expressed as a percentage of average total interest-earning assets.

    NET INTEREST INCOME CHANGES DUE TO VOLUME AND RATE. The following table sets forth, for the periods indicated, a summary of the changes in average asset and liability balances and interest earned and interest paid resulting from changes in average asset and liability balances (volume) and changes in average interest rates. The changes in interest due to both rate and volume have been allocated to the change in average rate. Nonaccruing loans are included in the table for computational purposes, but the nonaccrued interest thereon is excluded.

                                                                   1998 COMPARED WITH 1997        1997 COMPARED WITH 1996
                                                             -----------------------------------  ------------------------
                                                                     INCREASE (DECREASE)            INCREASE (DECREASE)
                                                                      DUE TO CHANGE IN                DUE TO CHANGE IN
                                                             -----------------------------------  ------------------------
                                                               AVERAGE      AVERAGE                 AVERAGE      AVERAGE
                                                               VOLUME        RATE        TOTAL      VOLUME        RATE
                                                             -----------  -----------  ---------  -----------  -----------
                                                                                    (IN THOUSANDS)
                                                                                      (UNAUDITED)
INCREASE (DECREASE) IN INTEREST AND FEE INCOME
Investment securities:
Federal funds sold.........................................   $     116    $     (26)  $      90   $      77    $       8
U.S. Treasury & U.S. government agency securities..........         (14)         (26)        (40)         26           35
State and political subdivisions...........................         (25)           3         (22)        (25)           1
                                                                  -----        -----   ---------       -----        -----
  Total investment securities..............................   $      77    $     (49)  $      28   $      78    $      44
                                                                  -----        -----   ---------       -----        -----
Loans:
Commercial.................................................         157          (38)        119          24          (20)
Real estate................................................         326         (270)         56         204          303
Installment................................................           0            0           0           6            1
                                                                  -----        -----   ---------       -----        -----
  Total loans..............................................         483         (308)        175         234          284
                                                                  -----        -----   ---------       -----        -----
Cash surrender value of life insurance.....................           1           28          29           1          (11)
                                                                  -----        -----   ---------       -----        -----
Total earning assets.......................................   $     561    $    (329)  $     232   $     313    $     317
                                                                  -----        -----   ---------       -----        -----
INCREASE (DECREASE) IN INTEREST EXPENSE
Interest bearing deposits:
  NOW......................................................   $      20    $       0   $      20   $       7    $      (0)
  Savings..................................................           6            0           6           3           (7)
  Money market.............................................           2            3           5         (16)          (0)
  Certificates of deposit under $100,000...................          81           14          95          86           23
  Certificates of deposit of $100,000 or more..............          74          (40)         34           8           14
                                                                  -----        -----   ---------       -----        -----
  Total interest bearing deposits..........................         183          (23)        160          88           30
Other borrowings...........................................          (3)          (1)         (4)          7           38
                                                                  -----        -----   ---------       -----        -----
Total interest bearing liabilities.........................         180          (24)        156          95           68
                                                                  -----        -----   ---------       -----        -----
  TOTAL CHANGE IN NET INTEREST INCOME......................   $     381    $    (305)  $      76   $     218    $     249
                                                                  -----        -----   ---------       -----        -----
                                                                  -----        -----   ---------       -----        -----


                                                               TOTAL
                                                             ---------

INCREASE (DECREASE) IN INTEREST AND FEE INCOME
Investment securities:
Federal funds sold.........................................  $      85
U.S. Treasury & U.S. government agency securities..........         61
State and political subdivisions...........................        (24)
                                                             ---------
  Total investment securities..............................  $     122
                                                             ---------
Loans:
Commercial.................................................          4
Real estate................................................        507
Installment................................................          7
                                                             ---------
  Total loans..............................................        518
                                                             ---------
Cash surrender value of life insurance.....................        (10)
                                                             ---------
Total earning assets.......................................  $     630
                                                             ---------
INCREASE (DECREASE) IN INTEREST EXPENSE
Interest bearing deposits:
  NOW......................................................  $       7
  Savings..................................................         (4)
  Money market.............................................        (16)
  Certificates of deposit under $100,000...................        109
  Certificates of deposit of $100,000 or more..............         22
                                                             ---------
  Total interest bearing deposits..........................        118
Other borrowings...........................................         45
                                                             ---------
Total interest bearing liabilities.........................        163
                                                             ---------
  TOTAL CHANGE IN NET INTEREST INCOME......................  $     467
                                                             ---------
                                                             ---------

    PROVISIONS FOR LOAN AND LEASE LOSSES. For 1998, Valley Bank recorded a provision for loan and lease losses of $200,000 compared with provisions of $980,000 for 1997 and $360,000 for

1996. In 1998 net charge offs totaled $140,000 compared with net charge offs of $678,000 for 1997 and $101,000 in 1996. The decreased provision in 1998 was the direct result of a large recovery received on a loan, which had been charged off in a prior year. The increased provision in 1997 was a result of an increased provision mandated by banking regulators relating to certain loans secured by unimproved real property in Fort Mohave, Arizona.

    NONINTEREST INCOME. Noninterest income in 1998 increased to $2.9 million from $2.7 million in 1997, an increase of $196,000 or 7.2%. The increase for 1998 is attributable primarily to the increase in the gain from sale of government guaranteed loans of $285,000, offset by a decrease in service charges and other fees of $144,000. Noninterest income in 1997 increased to $2.7 million from $2.1 million in 1996, an increase of $584,000 or 27.4%. The increase for 1997 is attributable primarily to the increase in gain on the sale of government guaranteed loans of $397,000 and the increase in service charges of $201,000.

    NONINTEREST EXPENSE. Noninterest expense in 1998 was $6.1 million, an increase of $448,000, or 7.9%, compared with 1997. Noninterest expense in 1997 was $5.6 million, an increase of $426,000, or 8.2%, compared with noninterest expense of $5.2 million in 1996. The principal component of noninterest expense was salaries and employee benefits, which increased to $3.3 million in 1998, from $3.0 million in 1997 and $2.6 million in 1996. Legal and professional fees increased $334,000 in 1998 with a portion of that increase being attributable to the merger with Pacific Community Banking Group. Expenses for other real estate owned decreased from $294,000 in 1997 to $41,000 in 1998 partially due to the receipt of reimbursements for other real estate owned expenses. Other expenses increased from $5.2 million in 1996 to $5.6 million in 1997 or 8.2%. This increase is due to an increase in salaries and employee benefits which was partially due to the opening of a new loan production office in Oregon, as well as other normal salary increases. In addition, other real estate owned expenses decreased from $401,000 in 1996 to $294,000 in 1997.

    PROVISION FOR INCOME TAXES. Valley Bank's provision for income taxes was $584,000 in 1998, $242,000 in 1997 and $329,000 in 1996. The effective income tax rate was 42.5% in 1998 compared with 30.3% in 1997 and 42.0% in 1996. In 1997, the decrease in effective income tax rate was primarily due to a decrease in the valuation allowance for deferred taxes of $134,000. The valuation allowance was reduced because management believes it is more likely than not that deferred tax assets will be realized.

    NET INCOME. Net income for 1998 was $789,000 compared with $556,000 in 1997 and $454,000 in 1996. Basic earnings per share were $0.73 in 1998 compared with $0.53 in 1997 and $0.41 in 1996. The return on average assets was 0.97% in 1998 compared with 0.75% in 1997 and 0.65% in 1996. Valley Bank's return on average equity was 10.23% for 1998, 7.97% for 1997 and 6.68% for 1996. Factors which significantly impacted net income for 1998 as compared to 1997 included a reduction of $780,000 in provisions for loan loss reserves, an increase in gain on the sale of loans of $285,000, an increase in legal and professional expenses of $334,000 and a significant recovery which offset the expense of holding foreclosed real estate (commonly referred to as other real estate owned, or OREO) for the year.

SUMMARY SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

    The following table presents a summary of selected quarterly financial data which should be read in conjunction with Valley Bank's financial statements included elsewhere in this prospectus. In the opinion of management, this information has been prepared on the same basis as the Financial Statements appearing elsewhere in this prospectus, and includes all adjustments, consisting only of normal recurring adjustments necessary to present fairly the unaudited results set forth herein. The operating results for any quarter are not necessarily indicative of results for any subsequent period or for the entire year.

                                                                         FOR THE QUARTER ENDED
                                          -----------------------------------------------------------------------------------
                                           DECEMBER     SEPTEMBER     JUNE       MARCH     DECEMBER     SEPTEMBER     JUNE
                                             1998         1998        1998       1998        1997         1997        1997
                                          -----------  -----------  ---------  ---------  -----------  -----------  ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net interest income.....................   $   1,009    $   1,183   $   1,320  $   1,231   $   1,274    $   1,230   $   1,204
Provision for loan losses...............          75         (125)        100        150         165          435         210
Net income (loss).......................          59          208         531         (9)         65           99         173
Net income (loss) per share--
  basic(1)..............................   $     .06    $     .19   $     .49  $    (.01)  $     .06    $     .09   $     .17
Net income (loss) per share--
  diluted(2)............................   $     .05    $     .17   $     .44  $    (.01)  $     .06    $     .09   $     .16


                                             MARCH
                                             1997
                                          -----------

Net interest income.....................   $     988
Provision for loan losses...............         170
Net income (loss).......................         219
Net income (loss) per share--
  basic(1)..............................   $     .21
Net income (loss) per share--
  diluted(2)............................   $     .20

------------------------

(1) Net income (loss) per share--basic is based on the weighted average shares of common stock outstanding during the period.

(2) Net income (loss) per share--diluted is based on the weighted average shares of common stock and common stock equivalents determined using the treasury stock method.

ASSET AND LIABILITY MANAGEMENT

    Asset and liability management is an integral part of managing a banking institution's primary source of income, net interest income. Valley Bank manages the balance between rate-sensitive assets and rate-sensitive liabilities being repriced in any given period with the objective of stabilizing net interest income during periods of fluctuating interest rates. Valley Bank considers its rate-sensitive assets to be those which either contain a provision to adjust the interest rate periodically or mature within one year. These assets include certain loans and investment securities and federal funds sold. Rate-sensitive liabilities are those which allow for periodic interest rate changes within one year and include maturing time certificates, certain savings deposits and interest-bearing demand deposits. The difference between the aggregate amount of assets and liabilities that reprice within various time frames is called the "gap." Generally, if repricing assets exceed repricing liabilities in a time period Valley Bank would be deemed to be asset-sensitive. If repricing liabilities exceed repricing assets in a time period Valley Bank would be deemed to be liability-sensitive. Generally, Valley Bank seeks to maintain a balanced position whereby there is no significant asset or liability sensitivity within a one-year period to ensure net interest margin stability in times of volatile interest rates. This is accomplished through maintaining a significant level of loans, investment securities and deposits available for repricing within one year.

    The following table sets forth the interest rate sensitivity of the bank's interest-earning assets and interest-bearing liabilities at December 31, 1998, using the interest rate sensitivity gap ratio. For purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms.

                                                            AMOUNTS MATURING OR REPRICING
                                                    ----------------------------------------------
                                                                 AFTER 3      AFTER 1
                                                    WITHIN 3   BUT WITHIN   BUT WITHIN    AFTER 5   NONINTEREST
                                                     MONTHS     12 MONTHS     5 YEARS      YEARS      BEARING      TOTAL
                                                    ---------  -----------  -----------  ---------  -----------  ---------

                                                                            (DOLLARS IN THOUSANDS)
ASSETS
Federal funds sold................................  $  13,780   $      --    $      --   $      --   $      --   $  13,780
Investment securities.............................        999      10,150        4,436          --          --      15,585
Net loans.........................................     28,727       4,217        4,080       1,298          --      38,322
Noninterest-bearing assets........................         --          --           --          --      17,022      17,022
                                                    ---------  -----------  -----------  ---------  -----------  ---------
Total earning assets..............................  $  43,506   $  14,367    $   8,516   $   1,298   $  17,022   $  84,709
                                                    ---------  -----------  -----------  ---------  -----------  ---------
LIABILITIES AND STOCKHOLDERS' EQUITY
Noninterest-bearing deposits......................         --          --           --          --      20,061      20,061
Interest-bearing deposits.........................     23,477      16,755       15,571          --          --      55,803
Borrowings........................................        478          --           --          --          --         478
Other liabilities and stockholders' equity........         --          --           --          --       8,367       8,367
                                                    ---------  -----------  -----------  ---------  -----------  ---------
Total liabilities and stockholders' equity........  $  23,955   $  16,755    $  15,571   $      --   $  28,428   $  84,709
                                                    ---------  -----------  -----------  ---------  -----------  ---------
Incremental interest rate sensitivity gap.........  $  19,551   $  (2,388)   $  (7,055)  $   1,298
Cumulative interest rate sensitivity gap..........  $  19,551   $  17,163    $  10,108   $  11,406
Cumulative interest rate sensitivity gap as a % of
  earning assets..................................       28.9%       25.4%        14.9%       16.9%

------------------------

(1) Balance does not include non-accrual loans of $4,827,000.

    Valley Bank was asset-sensitive with a positive cumulative one-year gap of $17.2 million or 25.36% of interest-earnings assets at December 31, 1998. In general, based upon Valley Bank's mix of deposits, loans and investments, increases in interest rates would be expected to result in an increase in Valley Bank's net interest margin.

    The interest rate gaps reported in the tables arise when assets are funded with liabilities having different repricing intervals. Since these gaps are actively managed and change daily as adjustments are made in interest rate views and market outlook, positions at the end of any period may not be reflective of Valley Bank's interest rate sensitivity in subsequent periods. Active management dictates that longer-term economic views are balanced against prospects for short-term interest rate changes in all repricing intervals. For purposes of the analysis above, repricing of fixed-rate instruments is based upon the contractual maturity of the applicable instruments. Actual payment patterns may differ from contractual payment patterns. The change in net interest income may not always follow the general expectations of an asset-sensitive or liability-sensitive balance sheet during periods of changing interest rates, because interest rates earned or paid may change by differing increments and at different time intervals for each type of interest-sensitive asset and liability. As a result of these factors, at any given time, Valley Bank may be more sensitive or less sensitive to changes in interest rates than indicated in the above tables. Greater sensitivity would have a more adverse effect on net interest margin if market interest rates were to increase, and a more favorable effect if rates were to decrease.

MARKET RISK

    Market risk is the risk of loss to future earnings, to fair values or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. Market risk is attributed to all market risk sensitive financial instruments, including investment securities, loans, deposits and borrowings.

    Valley Bank does not engage in trading activities for its own account and does not participate in foreign currency transactions for its own account. Accordingly, Valley Bank's exposure to market risk is primarily a function of its asset and liability management activities. The principal market risk to the bank is the interest rate risk inherent in its lending, investing and deposit-taking activities. This is because interest earning assets and interest-bearing liabilities of the bank do not change at the same speed, to the same extent or on the same basis.

    Valley Bank's interest rate sensitivity analysis is discussed in the preceding section. The table on page 70 measures the bank's interest rate sensitivity gap, in other words, the difference between earning assets and liabilities maturing or repricing within specified periods. However, gap analysis has significant limitations as a method for measuring interest rate risk since changes in interest rates do not affect all categories of assets and liabilities in the same way or at the same time. Further, it has limitations in helping Valley Bank to manage the difference in behavior of lending and funding rates--so-called "basis risk."

    To address the limitations inherent in gap analysis, Valley Bank monitors its expected change in earnings based on changes in interest rates through a detailed financial model. This model's estimate of interest rate sensitivity takes into account the differing time intervals and differing rate change increments of each type of interest-sensitive asset and liability. It then measures the projected impact of changes in market interest rates on Valley Bank's return on equity and return on average assets. Based upon the December 31, 1998 mix of interest-sensitive assets and liabilities, given an immediate and sustained increase in the prime rate of 1%, this model estimates Valley Bank's cumulative return on equity over the next year would increase by less than 5.3% and the cumulative return on average assets over the next year would increase by less than 0.5%, as compared with a flat interest rate environment. Given an immediate and sustained decrease in the prime rate of 1%, this model estimates Valley Bank's cumulative return on equity over the next year would decrease by less than 6.1% and the cumulative return on average assets would decrease by less than 0.6%, as compared with a flat interest rate environment. However, this model is based on a series of assumptions which may or may not come to pass. In the event of a 1% rise in interest rates, the actual return on equity and return on average assets might not increase at all, or might, in fact, decrease. Conversely, in the event of a 1% decline in interest rates, and the actual return on equity and return on average assets might not decrease at all, or might, in fact, increase. Further, the economic value of Valley Bank's loan and deposit portfolios would also change under the interest rate variances previously discussed. The amount of change would depend upon the profiles of each loan and deposit class, which include: the rate, the likelihood of prepayment or repayment, whether its rate is fixed or floating, the maturity of the instrument and the particular circumstances of the customer.

LIQUIDITY AND CAPITAL RESOURCES

    LIQUIDITY. In order to maintain adequate liquidity, Valley Bank must have sufficient resources available at all times to meet its cash flow requirements. The need for liquidity in a banking institution arises principally to provide for deposit withdrawals, the credit needs of its customers and to take advantage of investment opportunities as they arise. A company may achieve desired liquidity from both assets and liabilities. Valley Bank considers cash, federal funds sold, other short term investments, maturing loans and investments, payments of principal and interest on loans and investments and potential loan sales as sources of asset liquidity. Deposit growth and access to credit lines established with correspondent banks and market sources of funds are considered by Valley Bank as sources of liability liquidity.

    Valley Bank monitors its liquidity position daily. Valley Bank had liquid assets (cash, deposits in other financial institutions and investment securities) as a percent of total liabilities of 29.3% and 35.5% as of December 31, 1998 and 1997, respectively. While liquidity has marginally declined, management believes it is sufficient to meet current and anticipated funding needs. Liquid assets represented approximately 32.0% of total assets at December 31, 1998. Valley Bank's loan to deposit ratio was 57.0% and 68.3% as of December 31, 1998 and 1997, respectively. This means that there are less deposits invested in the loan portfolio, which tends to be a less liquid asset than a typical investment security.

    Valley Bank's primary sources of liquidity include liquid assets and a stable deposit base. To supplement these, Valley Bank maintains lines of credit with Union Bank of California in the amount of $1.5 million, and with the Federal Reserve Bank of San Francisco in an amount equal to the corresponding amount of eligible securities available for pledge (approximately $8.0 million at December 31, 1998). Management believes that Valley Bank maintains adequate amounts of liquid assets to meet its liquidity needs. Valley Bank's liquidity might be insufficient if deposit withdrawals were to exceed anticipated levels. Deposit withdrawals can increase if a company experiences financial difficulties or receives adverse publicity for other reasons, or if its pricing, products or services are not competitive with those offered by other institutions.

    CAPITAL. Capital serves as a source of funds and helps protect depositors against potential losses. The primary source of capital for Valley Bank has been internally generated capital through retained earnings. Valley Bank's shareholders' equity increased by $962,000, or 13.2% from December 31, 1997 to December 31, 1998. The increase was attributable to net income of $789,000 and an increase in ESOP shares released of $173,000.

    Federal regulations establish guidelines for calculating risk-adjusted capital ratios. These guidelines establish a systematic approach of assigning risk weights to bank assets and off-balance sheet items making capital requirements more sensitive to differences in risk profiles among banking organizations. Under these regulations, banks and bank holding companies are required to maintain a risk-based capital ratio of 8.0%; that is, "Tier 1" plus "Tier 2" capital must equal at least 8% of risk-weighted assets plus off-balance sheet items, and Tier 1 capital (primarily shareholders' equity) must constitute at least 50% of qualifying capital. Tier 1 capital consists primarily of shareholders' equity excluding good will, and Tier 2 capital includes subordinated debt and, subject to a limit of 1.25% of risk-weighted assets, the allowance for loan and lease losses. It is Valley Bank's intention to maintain risk-based capital ratios at levels characterized as "well capitalized" for banking organizations: Tier 1 risk-based capital of 6% or above and total risk-based capital at 10% or above. At December 31, 1998, Valley Bank had a Tier 1 risk-based capital ratio of 15.5% and a total risk-based capital ratio of 16.7%.

    In addition, regulators have adopted a minimum leverage capital ratio standard. This standard is designed to ensure that all financial institutions, irrespective of their risk profile, maintain minimum levels of core capital, which by definition excludes the allowance for loan and lease losses. These minimum standards for top-rated institutions may be as low as 3%; however, regulatory agencies have stated that most institutions should maintain ratios at least 1 to 2 percentage points above the 3% minimum. It is Valley Bank's intention to maintain the leverage ratio above the 5% minimum for "well capitalized" banks. At December 31, 1998, Valley Bank's leverage capital ratio equaled 10.2%.

    Failure to meet minimum capital requirements can trigger mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a material effect on Valley Bank's financial statements and operations. Refer to "Risk Factors-- Government Regulation and Legislation" and "Regulation and Supervision."

    As part of its October 1998 resolution described elsewhere herein, Valley Bank's board of directors resolved to maintain capital at a minimum of $5.5 million, and at least 8% of assets. Please refer to "Risk Factors--If Valley Bank fails to meet its commitments to bank regulators, it could hurt our business" for a description of this resolution.

    For a presentation of the actual and pro forma capitalization of The Bank of Hemet and Valley Bank, refer to "Capitalization."

IMPACT OF INFLATION

    The financial statements and related financial data presented in this prospectus have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates are likely to have a more significant impact on a financial institution's performance than the effects of general levels of inflation. During periods of inflation, interest rates do not necessarily move in the same direction or with the same magnitude as the price of goods and services. Valley Bank seeks to manage its interest sensitivity gap to minimize the potential adverse effect of inflation and other market forces on its net interest income and therefore on its earnings and capital.

    Financial institutions are also affected by inflation's impact on noninterest expenses, such as salaries and occupancy expenses. During 1996, 1997 and 1998, inflation remained relatively stable, and Valley Bank's level of noninterest expense was relatively unaffected by inflation.

IMPACT OF PENDING ACCOUNTING PRONOUNCEMENTS

    In February 1998, the FASB issued SFAS 132, EMPLOYER'S DISCLOSURES ABOUT PENSIONS AND OTHER POST-RETIREMENT BENEFITS. This Statement standardizes the disclosure requirements for pensions and other post-retirement benefits to the extent practicable. This new standard is effective for 1998 and did not have a material effect on the financial condition or results of operations of Valley Bank.

    In June 1998, the FASB issued SFAS 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. This Statement establishes accounting and reporting standards for derivative instruments and for hedging activities. This new standard is effective for 2000 and is not expected to have a material impact on the financial statements of Valley Bank.

    In October 1998, the FASB issued SFAS No. 134, ACCOUNTING FOR MORTGAGE-BACKED SECURITIES RETAINED AFTER THE SECURITIZATION OF MORTGAGE LOANS HELD FOR SALE BY A MORTGAGE BANKING ENTERPRISE, (AN AMENDMENT OF FASB STATEMENT NO. 65). This Statement establishes accounting and reporting standards for certain activities of mortgage banking enterprises and other enterprises that conduct operations that are substantially similar to the primary operations of a mortgage banking enterprise. Statement No. 134 will be effective for the first fiscal quarter beginning after December 15, 1998. The Bank does not engage in mortgage banking activities.

YEAR 2000 COMPLIANCE

    OVERVIEW. The Year 2000 problem arises when computer programs have been written using two digits rather than four to define the applicable year. As a result, date-sensitive software and/or hardware may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or other disruption of operations and impede normal business activities.

    In June 1996, the Federal Financial Institutions Examination Council ("FFIEC") alerted the banking industry of the serious challenges that would be encountered with Year 2000 issues. The Federal Deposit Insurance Corporation ("FDIC") has also implemented a plan to require compliance with Year 2000 issues and regularly examines our progress.

    STATE OF READINESS OF VALLEY BANK.

    OVERALL PLAN. Valley Bank has initiated an enterprise-wide program to prepare the bank's computer systems and applications for the year 2000. The Bank has examined its primary integrated bank operating system, Information Technology Inc. (ITI) and has been advised by the vendor that the software is year 2000 compliant. This advice was validated by a review of ITI by the Federal Financial Institutions Examination Council (FFIEC). This review was conducted by the FFIEC on January 20, 1998. The Bank determined, however, that its hardware, a mainframe computer, may not be compliant. As a result, the bank purchased, in December 1998, a previously owned vendor certified Year 2000 ready Unisys A-11 computer for data processing, at a cost of approximately $25,000. The computer has been installed, tested and is presently being utilized as the bank's mainframe. As a redundant validation regime, both the hardware and software were successfully Year 2000 tested during February and March, 1999.

    VENDORS. Valley Bank relies exclusively on outside vendors to provide the hardware and software used in its computer operations. To determine the readiness of vendors, Valley Bank has sent a letter to each vendor inquiring about its compliance with Year 2000. Many of the vendors have responded that they are Year 2000 compliant. Valley Bank has determined that some vendors will not have a material impact on the bank's operations, whether or not they are Year 2000 compliant. In these two situations, no further work is performed. For those vendors that have responded they are working towards Year 2000 compliance and that Valley Bank has determined to be significant, the bank is following up on a regular basis through 1999. Most of these vendors have advised Valley Bank that they expect to be Year 2000 compliant prior to December 31, 1999. If critical vendors do not demonstrate compliance by a certain date, Valley Bank will seek other alternatives in accordance with its contingency plan. This may include seeking replacement vendors.

    CUSTOMERS. To determine the readiness of customers, Valley Bank has personally met with, and interviewed by way of a questionnaire, each of its significant borrowers and depositors to determine the extent of risk created by any failure by them to remediate their own Year 2000 issues. Each borrower and depositor is categorized as to its level of readiness and risk based on its response to the questionnaire. New borrowers and large depositors are screened utilizing the same questionnaire approach. In February, April and July of 1998 and April of 1999, Valley Bank has communicated by letter, to each of its depositors and borrowers, information about Year 2000 issues and problems, and furnished sources of information that they might utilize to address these issues and problems. Additional written communication is planned for 1999. Management and staff of Valley Bank have also served as speakers at community forums to raise the level of awareness of Year 2000 issues.

    COSTS TO ADDRESS YEAR 2000 ISSUES FOR VALLEY BANK. Some of Valley Bank's computer hardware and software applications were modified or replaced in order to maintain their functionality as the year 2000 approaches. Valley Bank has spent approximately $100,000 as of December 31, 1998 to address Year 2000 issues and estimates its total costs over the three-year period 1998 - 2000 to be approximately $150,000. In addition, staff time of approximately 1,000 hours has been devoted to these matters, with an additional 200 hours of time expected during the remainder of 1999. These costs have been paid for out of general operating funds. Valley Bank does not anticipate that any of these costs will materially impact its results of operations in any one reporting period.

    RISKS OF YEAR 2000 ISSUES FOR VALLEY BANK. Ultimately, the potential impact of the Year 2000 issue on Valley Bank will depend on a series of complex factors, including the following:

    - the corrective measures undertaken by Valley Bank itself;

    - the measures undertaken by third-party vendors to become Year 2000 compliant;

    - the accuracy of representations made by third-party vendors to Valley Bank concerning their state of readiness;

    - the degree of compliance by governmental agencies, businesses (including telephone companies), and other entities which engage in essential communications with Valley Bank; and

    - the degree of compliance of customers.

    At worst, Valley Bank's customers and vendors will face severe Year 2000 issues. In this case, Valley Bank may be unable to service its customers, and borrowers may become unable to pay back their loans. Valley Bank may also be required to replace non-compliant vendors with more expensive Year 2000-compliant vendors. At this time Valley Bank cannot determine the financial effect on it if significant customer or vendor remediation efforts are not resolved in a timely manner.

    CONTINGENCY PLANS OF VALLEY BANK. Valley Bank has developed a business continuation contingency plan to provide service to customers should there be an environment in which electrical and communication services may not be available for a brief period of time after the century date change. The Bank's data processing system and other mission critical systems have been tested and are Year 2000 compliant. In the event its computer system or other mission critical system should fail, Valley Bank has alternate procedures to achieve a successful resumption of business. These alternative procedures include reverting to manual systems for processing some forms of work as well as contractual arrangements with Year 2000 compliant outside vendors for data processing.

                            BUSINESS OF VALLEY BANK

GENERAL

    Valley Bank is a California community bank headquartered in Moreno Valley, California. In addition to its headquarters, Valley Bank maintains six branches in the Inland Empire and two loan production offices, one in Moreno Valley and the other in Portland, Oregon. Valley Bank was originally organized as a national banking association in 1960, and was reincorporated in 1980 under the California General Corporation Law as a state-licensed bank. It is licensed by the California Department of Financial Institutions. Its deposits are insured up to the applicable legal limits by the FDIC. As with many state chartered banks of its size in California, it is not a member of the Federal Reserve System.

    Moreno Valley is located in a region commonly referred to as the Inland Empire, an area southeast of Los Angeles county and northeast of San Diego county, consisting of Riverside and San Bernardino counties. These counties are experiencing significant population and economic growth, much of which has been fueled by the migration of manufacturing, distribution and export service firms from adjacent Los Angeles, Orange and San Diego counties.

    Valley Bank emphasizes community-based banking, concentrating on both business and individual customers. It serves small-to-medium size businesses, professionals, retired individuals and residents in the Inland Empire area, as well as businesses and real estate owners/developers throughout the Inland Empire, and makes loans guaranteed by the United States Small Business Administration (SBA loans) and by the U. S. Department of Agriculture's Business and Industry program (B&I loans) in the Inland Empire and in the vicinity of its Portland, Oregon loan office.

    Valley Bank offers a full complement of business lending activities which include SBA and B&I loans, term loans, commercial loans, construction financing, and domestic letters of credit. In the area of deposit services, Valley Bank offers business checking, savings, money market and time deposit accounts. Commercial loans may be unsecured or secured by real estate, equipment, accounts receivable, deposit accounts or any combination of such collateral. Historically, Valley Bank has primarily focused its lending on government guaranteed loans, construction and conventional loans secured by real estate, commercial loans and installment loans. This continues to be its focus.

    Valley Bank's consumer services complement its business emphasis by offering a range of personal and private banking financial services such as interest-bearing checking, fee-based checking, savings, money market accounts, and tailored time certificates of deposit. In the area of consumer loans, Valley Bank offers new and used automobile loans, home improvement loans, overdraft lines of credit, and unsecured personal loans. Other operational services include safe deposit boxes, night deposit facilities, travelers checks, wire transfers, cashier's checks, 24-hour access to banking information by telephone, 24-hour automatic teller machine availability on the Cirrus and Star networks and other standard depository functions.

BUSINESS STRATEGY

    Valley Bank's business strategy is to support the banking needs of small businesses, mainly in the Inland Empire areas served by its branches and in the Portland, Oregon area served by its loan production office. To this end, Valley Bank offers an array of business lending services including SBA and other government guaranteed loans, term loans, commercial notes, commercial real estate financing, construction loans, domestic letters of credit, and business, checking, savings, money market and time deposit accounts. Valley Bank has focused on marketing efforts to implement its business strategy of continuing to increase core deposits through business development efforts, diversifying its customer base, enhancing its product lines; and providing superior customer service.

    These efforts include obtaining increased loan and deposit business from existing customers, word-of-mouth referrals, a focused direct mail marketing program and personal solicitation of customers by officers, directors and stockholders. Management assigns responsibility to all loan and business development officers to make regular calls on potential customers and obtain referrals from existing customers. Valley Bank directs promotional efforts toward residents and small-to-medium sized businesses.

    Recognizing that its greatest strategic advantage is its niche experience with government guaranteed loans, Valley Bank emphasizes this business. It opened a loan production office in Portland, Oregon in 1996 after conducting a market research study. That office serves small businesses in the State of Oregon and in southern Washington. Valley Bank is considering further expansion of that business.

PREMISES

    The following table sets forth information about Valley Bank's banking offices.

LOCATION                                                  TYPE OF OFFICE       OWNED/LEASED       SIZE        SINCE
----------------------------------------------------  -----------------------  -------------  ------------  ---------
24010 Sunnymead Boulevard,
  Moreno Valley.....................................  Main branch                    Owned    9,000 sq/ft        1960
26670 McCall Boulevard, Sun City....................  Branch                         Owned    4,500 sq/ft        1975
16820 Van Buren Boulevard
  (Woodcrest), Riverside............................  Branch                         Owned    3,000 sq/ft        1976
22729 Barton Road, Grand Terrace....................  Branch                         Owned    3,000 sq/ft        1982
255 South Riverside Avenue, Rialto..................  Branch                         Owned    3,000 sq/ft        1987
211 East 4th Street, Perris.........................  Branch                        Leased    3,000 sq/ft        1974
29614 Nuevo Road, Nuevo.............................  Branch                        Leased    1,500 sq/ft        1990
24081 Postal Avenue, Moreno Valley..................  Loan production(1)             Owned    2,600 sq/ft        1993
10180 S.W. Nimbus Avenue,
  Suite H-1, Portland, Oregon.......................  Loan production(1)            Leased    1,481 sq/ft        1996
25400 Allesandro Boulevard,
  Moreno Valley.....................................  Administrative(1)(2)          Leased    3,084 sq/ft        1993

------------------------

(1) Deposits are not accepted at this facility.

(2) Data processing center.

    Aggregate annual rentals for Valley Bank for leased premises were $101,000 for the year ended December 31, 1998. Valley Bank considers its present facilities to be sufficient for its current operations.

INVESTMENT PORTFOLIO

    The following table sets forth the book and market values of securities held for maturity at the dates indicated. Under Statement of Financial Accounting Standards No. 115,

"Accounting for Certain Investments in Debt and Equity Securities," Valley Bank has designated all of its investment securities listed as "held-to-maturity."

                                                                                            DECEMBER 31,
                                                                                   -------------------------------
                                                                                     1998       1997       1996
                                                                                   ---------  ---------  ---------

                                                                                       (DOLLARS IN THOUSANDS)
U.S. government agencies.........................................................  $  15,004  $  11,957  $   9,979
Mortgage-backed securities.......................................................         --        781      1,291
Securities, nontaxable...........................................................        581      1,118      1,658
                                                                                   ---------  ---------  ---------
Total............................................................................  $  15,585  $  13,856  $  12,928
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

    The following table sets forth the maturities of Valley Bank's investment securities at December 31, 1998 and the weighted average yields of such securities calculated on the basis of the cost and effective yields based on the scheduled maturity of each security. Yields on municipal securities have not been calculated on a tax-equivalent basis.

                                                             AFTER ONE TO FIVE     AFTER FIVE TO TEN YEARS    AFTER 10
                                      WITHIN ONE YEAR              YEARS                                        YEARS
                                   ----------------------  ----------------------  ------------------------  -----------
                                    AMOUNT       YIELD      AMOUNT       YIELD       AMOUNT        YIELD       AMOUNT
                                   ---------     -----     ---------     -----     -----------     -----     -----------

                                                                  (DOLLARS IN THOUSANDS)
U.S. government agencies.........  $  10,999         5.5%  $   4,006         5.8%   $      --           --    $      --
Securities, nontaxable...........  $     150         4.8%  $     430         6.1%   $      --           --    $      --
                                   ---------               ---------                      ---                       ---
Total............................  $  11,149         5.5%  $   4,436         5.8%   $      --           --    $      --
                                   ---------               ---------                      ---                       ---
                                   ---------               ---------                      ---                       ---
Estimated fair value.............  $  11,170               $   4,472                $      --                 $      --
                                   ---------               ---------                      ---                       ---
                                   ---------               ---------                      ---                       ---


                                                        TOTAL
                                                ----------------------
                                      YIELD      AMOUNT       YIELD
                                      -----     ---------     -----

U.S. government agencies.........          --   $  15,005         5.6%
Securities, nontaxable...........          --         580         5.8%
                                                ---------
Total............................          --   $  15,585         5.6%
                                                ---------
                                                ---------
Estimated fair value.............               $  15,642
                                                ---------
                                                ---------

    Valley Bank does not own securities of a single issuer whose aggregate book value is in excess of 10% of its total equity.

LENDING ACTIVITIES

    Valley Bank originates and sells loans. Please refer to "--Lending Procedures and Loan Approval Process" for a description of applicable regulations which limit lending in relation to shareholders' equity. Valley Bank originates loans for its own portfolio and for sale in the secondary market. Lending activities include SBA and other government guaranteed loans, real estate construction loans, real estate mortgage loans, commercial loans and consumer installment loans.

LOAN PORTFOLIO

    COMPOSITION OF LOAN PORTFOLIO. The following table shows the composition of loans by type of loan or type of borrower at the date indicated:

                                                                                        DECEMBER 31,
                                                                    -----------------------------------------------------
                                                                      1998       1997       1996       1995       1994
                                                                    ---------  ---------  ---------  ---------  ---------

                                                                                       (IN THOUSANDS)
Real estate--construction.........................................  $   6,733  $   6,873  $   2,138  $   1,943  $   1,259
Real estate--residential..........................................      4,848      7,116      8,552      9,745      6,398
Real estate--unimproved residential lots..........................      4,898      6,369      7,963        501      1,569
Real estate--commercial...........................................     13,910     14,535     14,776     14,271     10,232
Commercial and industrial.........................................      2,653      1,746      1,908      1,638      4,579
Government guaranteed.............................................      9,173      8,377      6,681      5,591      8,549
Loans to individuals..............................................        504        435        484        401        458
Loans held for sale...............................................        594         --        670        379         --
                                                                    ---------  ---------  ---------  ---------  ---------
    Total loans...................................................  $  43,313  $  45,451  $  43,172  $  34,469  $  33,044
                                                                    ---------  ---------  ---------  ---------  ---------
                                                                    ---------  ---------  ---------  ---------  ---------

    MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES. The following table shows the maturity distribution of the loan portfolio at December 31, 1998, and the loan portfolio's sensitivity to changes in interest rates. Loans due after one year are shown in the fixed and floating rate categories.

                                                                                         FLOATING
                                                           AFTER ONE BUT                   RATES      FIXED RATES DUE
                                                 WITHIN       WITHIN         AFTER       DUE AFTER         AFTER
                                                ONE YEAR    FIVE YEARS    FIVE YEARS     ONE YEAR        ONE YEAR
                                                ---------  -------------  -----------  -------------  ---------------
                                                                           (IN THOUSANDS)
Real estate--construction.....................  $   6,733    $      --     $      --     $      --       $      --
Real estate--residential......................        573          775         3,500         3,702             573
Real estate--unimproved residential lots......      1,842        1,638         1,418           362           2,694
Real estate--commercial.......................      1,543        1,152        11,215        12,011             356
Commercial and industrial.....................      1,340          887           426         1,067             246
Government guaranteed.........................         --            3         9,170         9,173              --
Loans to individuals..........................        141          229           134           138             225
Loans held for sale...........................        594           --            --            --              --
                                                ---------       ------    -----------  -------------        ------
Total.........................................  $  12,766    $   4,684     $  25,863     $  26,453       $   4,094
                                                ---------       ------    -----------  -------------        ------
                                                ---------       ------    -----------  -------------        ------

GOVERNMENT GUARANTEED LOANS

    Valley Bank actively originates loans qualifying for guarantees issued by the United States Small Business Administration (the "SBA"), an independent agency of the federal government. The SBA guarantees on such loans currently range from 75% to 80% of the principal and accrued interest. Under certain circumstances, the guarantee of principal and interest may be less than 75%. The guaranteed percentage is less than 75% for loans over $1.0 million. Valley Bank generally limits the amount available to any one borrower under this program to $1.5 million. Valley Bank typically requires that SBA loans be secured by first or second lien deeds of trust on real property. Valley Bank also obtains additional collateral such as personal property or other real property. SBA loans have terms ranging from seven to 25 years depending on the use of the proceeds. To qualify for an SBA loan, a borrower must demonstrate the capacity to service and repay the loan, exclusive of the collateral, on the basis of historical earnings or reliable projections.

    In 1997, Valley Bank expanded its government guaranteed loan program to include loans guaranteed by the U.S. Department of Agriculture under that department's business and industry ("B&I") loan program for rural areas. These loans tend to be larger than SBA loans, with different, but similar, rules for origination. During 1998 Valley Bank closed its first B&I loan, in the amount of $4.6 million, and concurrently sold the guaranteed portion of the loan. Valley Bank has several other B&I loans under review.

    Valley Bank generally sells substantially all of the guaranteed portion of the government guaranteed loans that it originates. Pursuant to a 1998 change in the governmental rules for SBA loans, Valley Bank has also commenced to sell the non-guaranteed portion of SBA loans, in some cases. In 1998, Valley Bank originated $13.9 million of government guaranteed loans (including its first B&I loan) and sold $14.6 million of government guaranteed loans. In 1997, Valley Bank originated $10.1 million of government guaranteed loans and sold $12.1 million of guaranteed loans. When Valley Bank sells a government guaranteed loan, it generally retains the obligation to repurchase the loan for 90 days after the sale, if the loan fails to comply with certain representations and warranties given by Valley Bank. Valley Bank retains the obligation to service the government guaranteed loans, for which it receives a servicing fee. Those portions of the sold government guaranteed loans that remain owned by Valley Bank, and those government guaranteed loans that have not yet been sold, are included in Valley Bank's balance sheet. At December 31, 1998, Valley Bank had $9.8 million in government guaranteed loans remaining on its balance sheet. At December 31, 1998, Valley Bank was servicing $28.6 million in government guaranteed loans that had been sold to others.

LOANS SECURED BY REAL ESTATE

    At December 31, 1998, $30.4 million, or approximately 71% of Valley Bank's loans, were secured by real estate. The four largest categories were loans secured by commercial properties (32% of the loan portfolio), loans secured by residential properties (11% of the loan portfolio), construction loans (15% of the loan portfolio) and loans for unimproved residential lots (11% of the loan portfolio). All of the real estate construction and conventional loans are secured by deeds of trust or mortgages on underlying real estate.

    Real estate lending involves risks associated with the potential for decline in the value of underlying real estate collateral and the cash flow from income producing properties. Such declines in real estate values and cash flows can be caused by a number of factors, including adversity in general economic conditions, rising interest rates, changes in tax and other governmental policies affecting the holding real estate, environmental conditions, governmental and other use restrictions, development of competitive properties and increasing vacancy rates. Valley Bank's real estate dependence increases the risk of loss both in Valley Bank's loan portfolio and its holdings of other real estate owned when real estate values decline.

    COMMERCIAL MORTGAGE LOANS. Valley Bank provides intermediate and long-term commercial real estate loans. Collateral includes first deeds of trust on real property. Typically, real estate collateral is owner-occupied, and the value of the real estate collateral is supported by formal appraisals in accordance with applicable regulations. The majority of the properties securing these loans are located in Riverside and San Bernardino counties.

    Valley Bank also provides commercial real estate loans principally secured by owner-occupied/rental commercial and industrial buildings. Generally, these types of loans are made for a period of up to twenty years, with monthly payments based on a portion of the principal plus interest and with a loan-to-value ratio of 70% or less, using an adjustable rate indexed to the prime rate (as appearing in the West Coast edition of THE WALL STREET JOURNAL). Valley Bank also offers fixed rate loans, but rate adjustments are typically required in intervals of one to five years. Amortization schedules for commercial loans generally do not exceed 20 years.

    Payments on loans secured by such properties are often dependent on successful operation or management of the properties. Repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. Valley Bank seeks to minimize these risks in a variety of ways, including limiting the size of such loans and strictly scrutinizing the financial condition of the borrower, the quality of the collateral and the management of the property securing the loan. When possible, Valley Bank also attempts to obtain loan guaranties from financially capable parties. Substantially all of the properties securing Valley Bank's real estate loans are inspected by Valley Bank's lending personnel before the loan is made.

    Valley Bank requires title insurance insuring the status of its lien on all of the real estate secured loans when a first trust deed on the real estate is taken as collateral. Valley Bank also requires that fire and extended coverage casualty insurance (and, if the property is in a flood zone, flood insurance) is maintained in an amount at least equal to the outstanding loan balance, subject to applicable law that in some circumstances may limit the required amount of hazard insurance to the cost to replace the insured improvements. Valley Bank's lending policies generally limit the loan-to-value ratio on mortgage loans secured by owner-occupied properties to 70% of the lesser of the appraised value or the purchase price. No assurance can be given that these procedures will protect the Bank against losses on loans secured by real property. Please refer to "Risk Factors--A downturn in the real estate market could hurt our business" for a discussion of the possible effects of a decline in real estate values.

    REAL ESTATE CONSTRUCTION LOANS. Valley Bank finances the construction of residential, commercial and industrial properties. To limit risks inherent in its construction loan portfolio, Valley Bank has restricted such lending to owner-builder construction loans. No assurance can be given pertaining to future conditions relating to the local economy nor its effect on the collateral values of such loans. Please refer to "Risk Factors--A downturn in the real estate market could hurt our business." for a discussion of the possible effects of a decline in real estate values.

    Valley Bank's construction loans typically have the following characteristics:

    - maturities of one year or less;

    - a floating rate of interest based on Valley Bank's base lending rate;

    - minimum cash equity of 20% to 30% of project cost;

    - advance of anticipated interest costs during construction; advance of fees;

    - first lien position on the underlying real estate;

    - loan-to-value ratios generally not exceeding 70%; and

    - recourse against the borrower or a guarantor in the event of default.

    Valley Bank does not typically commit to make the permanent loan on the property unless the permanent loan is to be a government guaranteed loan. Valley Bank does not participate in joint ventures or take an equity interest in connection with its construction lending.

    Construction loans involve additional risks compared to loans secured by existing improved real property. These include the uncertain value of the project prior to completion; the inherent uncertainty in estimating construction costs (which is often beyond the control of the borrower); construction delays and cost overruns; possible difficulties encountered by municipal or other governmental regulation during siting or construction; and the difficulty in accurately evaluating the market value of the completed project.

    As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of the borrower or guarantor to repay principal and interest. If Valley Bank is forced to foreclose on a project prior to or at completion due to a default, there can be no assurance that Valley Bank will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as the related foreclosure and holding costs. In addition, Valley Bank may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminable period of time. Valley Bank has underwriting procedures designed to identify what it believes to be acceptable levels of risk in construction lending. Among other things, qualified and bonded third parties are engaged to provide progress reports and recommendations for construction disbursements. No assurance can be given that these procedures will prevent losses arising from the risks described above.

    LOANS ON UNIMPROVED RESIDENTIAL LOTS. Substantially all of the Valley Bank loans secured by unimproved residential lots relate to a single real estate project in Fort Mohave, Arizona. In 1996, Valley Bank acquired 200 loans, each secured by a residential lot in this project, at a cost of approximately $7.9 million. These loans were acquired in a swap transaction in which Valley Bank exchanged real property that it had previously acquired in foreclosure for these loans. Since the time of their acquisition, almost half of the loans have been repaid. As of December 31, 1998, 107 of these loans remain, in the aggregate amount of $4.8 million, or 11% of the loan portfolio.

    RESIDENTIAL MORTGAGE LOANS. Valley Bank originates fixed-rate mortgage loans secured by one-to-four family properties with amortization schedules of 15 to 30 years and maturities of up to five years. The loan fees charged, interest rates and other provisions of Valley Bank's residential loans are determined by an analysis of Valley Bank's cost of funds, cost of origination, cost of servicing, risk factors and portfolio needs.

COMMERCIAL LOANS

    Valley Bank makes relatively few commercial loans, other than government guaranteed loans. The commercial loans are for intermediate and short-terms and may be unsecured, partially secured or fully secured. The majority of these loans are in Riverside county. Loan maturities are normally 12 months. Valley Bank requires a complete re-analysis before considering any extension. Depending on the creditworthiness of the business, certain types of open-ended loans to $100,000 and non-open-ended renewable products are also available. Valley Bank makes these loans to any size business, and to businesses organized as sole proprietorships, partnerships and corporations. Most are to small businesses. In general, it is the intent of Valley Bank to take collateral whenever possible regardless of the loan purpose. Collateral may include liens on inventory, accounts receivable, fixtures and office furniture and equipment and, in some cases, leasehold improvements and real estate. As a matter of policy, the Bank requires all principals of a business to be co-obligors on all loan instruments and all significant stockholders of corporations to execute a specific debt guaranty. All borrowers must demonstrate the ability to service and repay not only Valley Bank debt but all outstanding business debt, exclusive of collateral, on the basis of historical earnings or reliable projections.

LOANS TO INDIVIDUALS

    Loans to individuals, also termed consumer loans, are extended for a variety of purposes. Most are for the purchase of automobiles and other vehicles. Others include secured and unsecured personal loans, home improvement, equity lines, overdraft protection loans, and unsecured lines of credit. Valley Bank's underwriting standards for loans to individuals include an examination of the applicant's credit history and payment record on other debts and an evaluation of their ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is of primary importance, the underwriting process also includes a comparison of the value of the security, if any, to the proposed loan amount. Most of Valley Bank's loans to individuals are repayable on an installment basis.

    Loans to individuals generally entail greater risk than do residential mortgage loans, particularly in the case of those loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance because the collateral is more likely to suffer damage, loss or depreciation. The remaining deficiency often does not warrant further collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, the collection of loans to individuals is dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, various federal and state laws, including federal and state bankruptcy and insolvency laws often limit the amount which the lender can recover on loans to individuals. Loans to individuals may also give rise to claims and defenses by a consumer loan borrower against the lender on these loans, such as Valley Bank, and a borrower may be able to assert against such assignee claims and defenses that it has against the seller of the underlying collateral.

    As of December 31, 1998, the total of all loans to individuals held by Valley Bank was $504,000 or 1.2% of total loans.

OFF-BALANCE SHEET COMMITMENTS

    As part of its service to its small- to medium-sized business customers, Valley Bank from time to time issues formal commitments and lines of credit. These commitments can be either secured or unsecured. They may be in the form of revolving lines of credit for seasonal working capital needs. However, these commitments may also take the form of letters of credit. Standby letters of credit are conditional commitments issued by Valley Bank to guarantee the performance of a customer to a third party. Valley Bank does not enter into any interest rate swaps or caps, or forward or future contracts. At December 31, 1998, Valley Bank had commitments to extend credit of approximately $2.6 million and obligations under standby letters of credit of approximately $178,000.

    The following table shows the distribution of Valley Bank's undisbursed loan commitments at the dates indicated.

                                                                                                   AT DECEMBER 31,
                                                                                                 --------------------
                                                                                                   1998       1997
                                                                                                 ---------  ---------

                                                                                                    (IN THOUSANDS)
Commitments to extend credit, including unsecured loan commitments.............................  $   2,582  $   6,664
Standby letters of credit......................................................................        178        212
                                                                                                 ---------  ---------
Total..........................................................................................  $   2,760  $   6,876
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

LENDING PROCEDURES AND LOAN APPROVAL PROCESS

    Loan applications may be approved by the board of directors' loan committee, by Valley Bank's management and lending officers, or by individual lending officers to the extent of their loan authority. Individual lending authority is granted to the Chief Executive Officer, the Senior Credit Officer, branch and department managers and other key lending officers. Loans for which direct and indirect borrower liability would exceed an individual's lending authority are referred to Valley Bank's management and, for those in excess of management's approval limits, to the loan committee.

    At December 31, 1998, Valley Bank's authorized legal lending limits were $1,405,000 for unsecured loans plus an additional $937,000 for certain secured loans. Legal lending limits are calculated in conformance with California law, which prohibits a bank from lending to any one individual or entity or its related interests an aggregate amount which exceeds 15% of primary capital plus the allowance for loan losses on an unsecured basis (plus an additional 10% on a secured basis). Valley Bank's primary capital plus allowance for loan losses at December 31, 1998 totaled $9.4 million. Valley Bank's largest borrower as of December 31, 1998 had an aggregate loan liability totaling $1.7 million in secured loans.

    The highest individual lending authority in Valley Bank is the combined administrative lending authority for unsecured and secured lending of $500,000, which requires the approval and signatures of the Chief Executive Officer and the Senior Credit Officer. The second highest lending authority is $250,000 for each of the Chief Executive Officer and the Senior Credit Officer, each acting singly. All other individual lending authority is substantially less, with the next largest authority for secured loans being $25,000.

    Lending limits are authorized for the Chief Executive Officer, the Senior Credit Officer and other officers by the board of directors of Valley Bank. The Senior Credit Officer is responsible for evaluating the authority limits for individual credit officers and recommends lending limits for all other officers to the board of directors for approval.

    The review of each loan application includes the applicant's credit history, income level and cash flow analysis, financial condition and the value of any collateral to secure the loan (which, in the case of real estate loans over a certain amount, utilizes a review of an appraisal report prepared by an independent bank approved appraiser).

    With respect to any approved commercial or real estate loan, Valley Bank generally issues a written commitment to the applicant, setting forth the terms under which the loan will be extended.

    Valley Bank seeks to mitigate the risks inherent in its loan portfolio by adhering to certain underwriting practices. These practices include analysis of prior credit histories, financial statements, tax returns and cash flow projections of its potential borrowers, valuation of collateral based on reports of independent appraisers and audits of accounts receivable or inventory pledged as security.

OTHER EARNING ASSETS

    The following table relates to other earning assets not disclosed previously for the dates indicated. This item consists of a salary continuation plan for Valley Bank's President. The plan is informally linked with universal life insurance policies for the salary continuation plan. Income from these policies is reflected in noninterest income.

                                                                    AT DECEMBER 31,
                                                           ----------------------------------
                                                              1998        1997        1996
                                                           ----------  ----------  ----------
Cash surrender value of life insurance...................  $  712,000  $  661,000  $  637,000
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

ASSET QUALITY

    NONPERFORMING ASSETS. Nonperforming assets include non performing loans and other real estate owned.

    NONPERFORMING LOANS. Nonperforming loans are those which the borrower fails to perform in accordance with the original terms of the obligation and fall into one of three categories:

    - Nonaccrual loans. Valley Bank generally places loans on nonaccrual status when interest or principal payments become 90 days or more past due unless the outstanding principal and interest is adequately secured and, in the opinion of management, is deemed in the process of collection. When loans are placed on nonaccrual status, accrued but unpaid interest is reversed against the current year's income. Interest income on nonaccrual loans is recorded on a cash basis. Valley Bank may treat payments as interest income or return of principal depending upon management's opinion of the ultimate risk of loss on the individual loan. Cash payments are treated as interest income where management believes the remaining principal balance is fully collectible. Additionally, Valley Bank may place loans that are not 90 days past due on nonaccrual status if management reasonably believes the borrower will not be able to comply with the contractual loan repayment terms and collection of principal or interest is in question.

    - Loans 90 days or more past due. Valley Bank classifies a loan in this category when the borrower is more than 90 days late in making a payment of principal or interest.

    - Restructured loans. These are loans on which interest accrues at a below market rate or upon which certain principal has been forgiven so as to aid the borrower in the final repayment of the loan, with any interest previously accrued, but not yet collected, being reversed against current income. Interest is reported on a cash basis until the borrower's ability to service the restructured loan in accordance with its terms is established.

    OTHER REAL ESTATE OWNED (OREO). This category of nonperforming assets consists of real estate to which Valley Bank has taken title by reason of foreclosure or by taking a deed in lieu of foreclosure from the borrower. Before Valley Bank takes title to OREO, it generally obtains an environmental review.

    The following table summarizes Valley Bank's nonperforming assets at the dates indicated.

                                                                                       DECEMBER 31,
                                                                   -----------------------------------------------------
                                                                     1998       1997       1996       1995       1994
                                                                   ---------  ---------  ---------  ---------  ---------

                                                                                  (DOLLARS IN THOUSANDS)
Nonaccrual loans (1).............................................  $   4,752  $   3,227  $   1,245  $   1,110  $   3,173
Loans past due 90 days or more...................................        256         --         --        125         --
Restructured loans...............................................         --         --         --         --         --
                                                                   ---------  ---------  ---------  ---------  ---------
  Total nonperforming loans (1)..................................      5,008      3,227      1,245      1,235      3,173
Other real estate owned..........................................      1,749      1,711      1,144      2,555      1,143
                                                                   ---------  ---------  ---------  ---------  ---------
    Total nonperforming assets...................................  $   6,757  $   4,938  $   2,389  $   3,790  $   4,316
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------
Nonperforming loans as a percent of total loans..................      11.61%      7.13%      2.90%      3.60%      9.65%
Nonperforming assets as a percent of total assets................       7.98%      6.62%      3.36%      5.74%      6.65%

------------------------

(1) Interest income during 1998 on loans on nonaccrual status would have been $424,000 if the loans had been accruing. Interest collected on these loans in 1998 was 0.

    At December 31, 1998, nonperforming assets represented 7.98% of total assets. Nonperforming loans that were secured by first deeds of trust on real property were $4.4 million at December 31, 1998, $1.9 million at December 31, 1997, $1.1 million at December 31, 1996, $1.2 million at December 31, 1995 and $3.1 million at December 31, 1994. Other forms of collateral such as inventory and equipment secured the remaining nonperforming loans as of each date. The collateral securing nonperforming loans may not be sufficient to prevent losses on such loans.

    Nonperforming loans have occurred mainly among the loans secured by real estate. During the early 1990's Valley Bank made many interim construction loans to builders building "on spec," that is, without a committed purchaser for the finished building. When recession hit Southern California, some borrowers abandoned their construction projects, and their loans became nonperforming. The Bank foreclosed, and then attempted to liquidate the resulting OREO property. The soft real estate market then prevailing, however, made sale difficult. As the economy improved in Southern California, sale of these properties became easier. During 1998, the remaining early-1990's nonperforming assets were resolved.

    As of December 31, 1998, Valley Bank had approximately $4.8 million in non-performing non-accrual loans. As of March 31, 1999, Valley Bank had approximately $4.5 million in non-performing non-accrual loans.

    The largest non-performing loan, in the amount of approximately $1.6 million, is a construction loan secured by an eighty room motel on which construction is now complete. Valley Bank is a 53% participant in this loan and has taken the lead to bring it to resolution. Problems arose as a result of construction delays. The property is currently managed by a hotel management company. The hotel management company, which is also acting as the court-appointed receiver, has submitted cash flow statements indicating that the motel can be opened for business on approximately May 1, 1999.

    A second non-performing loan relationship is comprised of two construction loans, totaling approximately $900,000, secured by a service station/mini-mart/fast food facility. The SBA has provided a commitment to guarantee a permanent loan when construction is completed. At December 31, 1998, these loans were on non-accrual status. At March 31, 1999 these loans were placed on accrual status based on the SBA's confirmation of its takeout loan commitment.

    A third non-performing loan, in the amount of approximately $800,000, involves a loan made to renovate and convert a facility to a sports bar and restaurant. This loan is 100% guaranteed by the City of San Bernardino Economic Development Agency. After renovation, the lessee was unable to operate the facility successfully. The facility has now been leased to an experienced and successful southern California chain operator and an additional restructuring has been reached with the borrower/owner.

    A fourth non-performing loan, in the amount of approximately $700,000, involves a ten-unit low-income home development project in the city of Colton, California. Six homes have sold, two are expected to close escrow in the second quarter of 1999, one is utilized as a model home, and one remains unsold. In addition, the bank has located a buyer who has indicated his willingness to purchase the non-performing loan at a discount. The anticipated purchase price of the loan plus the anticipated net proceeds from the early second quarter home sale is expected to result in a loss of approximately $80,000, or approximately 50% of the loan loss reserve specifically allocated to this loan.

    A fifth non-performing loan, in the amount of approximately $1.1 million, involves a service station/car wash/mini-market operation. This loan was not considered a non-accrual loan at December 31, 1998, but was placed on non-accrual status during the first quarter of 1999. The City of San Bernardino Economic Development Agency is a guarantor. Valley Bank is now in the process of making demand on the city to bring the payments current and maintain them in that regard or to pay off the loan.

    As of December 31, 1998, Valley Bank had OREO of approximately $1.8 million. At March 31, 1999, Valley Bank had OREO of approximately $1.6 million. The first largest OREO property, with an approximate book balance of $400,000, is an office building located in the Moreno Valley area. The second largest OREO property, with an approximate book balance of $400,000, is a residential planned unit development located in the Hemet, California area. The third largest OREO property, with an approximate book balance of $275,000, is a land parcel located in Moreno Valley, California.

    SUBSTANDARD AND DOUBTFUL LOANS. Valley Bank monitors all loans in the loan portfolio to identify problem credits. Additionally, as an integral part of the credit review process of Valley Bank, credit reviews are performed by an outside financial institution consulting firm semi-annually to assure accuracy of documentation and the identification of problem credits. Valley Bank and its loans are also reviewed by the FDIC and State of California Department of Financial Institutions during an annual safety and soundness examination.

    There are three classifications for problem loans:

    Substandard--An asset is classified as "substandard" if it is inadequately protected by the current sound worth and paying capacity of the obligor, or of the collateral pledged, if any. Credits in this category have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that Valley Bank will sustain some loss if the deficiencies are not corrected.

    Doubtful--An asset is classified as "doubtful" if it has all the weaknesses inherent in one classified "substandard," and has the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors which may work to the advantage and strengthening of the assets, its classification as an estimated loss is deferred until its more exact status may be determined.

    Loss--An asset is classified as a "loss" if it is considered uncollectible and of such little value that its continuance as a bankable asset is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be effected in the future. Any potential recovery is considered too small and the realization too distant in the future to justify retention as an asset on Valley Bank's books.

    Another category, designated as "special mention," is maintained for loans which do not currently expose Valley Bank to a significant degree of risk to warrant classification in a "substandard," "doubtful" or "loss" category, but do possess credit deficiencies or potential weaknesses deserving management's close attention.

    As of December 31, 1998, Valley Bank's classified loans consisted of $3.8 million in the "substandard" category and no loans in the "doubtful" category. Valley Bank's $3.8 million of loans classified as "substandard" consisted of $222,000 of performing loans and $3.6 million of non-accrual loans. Additionally, as of December 31, 1998, Valley Bank's loans categorized in the "special mention" category consisted of $2.4 million of performing loans.

    IMPAIRED LOANS. Valley Bank defines impaired loans, regardless of past due status, as those on which principal and interest are not expected to be collected under the original contractual loan repayment terms. Valley Bank charges off an impaired loan at the time management believes the collection process has been exhausted. Valley Bank measures impaired loans based on the present value of future cash flows discounted at the loan's effective rate, the loan's observable market price or the fair value of collateral if the loan is collateral-dependent. Impaired loans at December 31, 1998 were $3.9 million (all of which were also nonaccrual loans). Allowance for loan losses related to impaired loans was $502,000 at December 31, 1998.

    Except as disclosed above, there were no assets as of December 31, 1998 where known information about possible credit problems of borrowers caused management to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms. However, it is always possible that current credit problems may exist that may not have been discovered by management. Please refer to "--Allowance and Provisions for Loan Losses."

ALLOWANCE AND PROVISIONS FOR LOAN LOSSES

    The following table sets forth an analysis of the allowance for loan losses and provisions for loan losses for the periods indicated.

                                                                                 DECEMBER 31,
                                                             -----------------------------------------------------
                                                               1998       1997       1996       1995       1994
                                                             ---------  ---------  ---------  ---------  ---------

                                                                            (DOLLARS IN THOUSANDS)
Balance at beginning of period.............................  $   1,058  $     756  $     497  $     574  $   1,047
                                                             ---------  ---------  ---------  ---------  ---------
Loans charged off
  Real estate--construction................................          0          0          0          0        225
  Real estate--residential.................................          0         79         66        469        224
  Real estate--unimproved residential lots.................          0          0          0          0          0
  Real estate--commercial..................................          0          0         55        355        248
  Commercial and industrial................................          9         26          0          1          4
  Government guaranteed....................................        403        653          0          0          0
  Loans to individuals.....................................          0          1          0          0         82
                                                             ---------  ---------  ---------  ---------  ---------
Total charge-offs..........................................        412        759        121        825        783
                                                             ---------  ---------  ---------  ---------  ---------

Recoveries
  Real estate--construction................................          0         16          6        128        149
  Real estate--residential.................................        225         46         13          6          0
  Real estate--unimproved residential lots.................          0          0          0          0          0
  Real estate--commercial..................................          7          6          1          0          0
  Commercial and industrial................................          0          0          0          3          1
  Government guaranteed....................................         40         13          0          0          0
  Loans to individuals.....................................          0          0          0          1          0
                                                             ---------  ---------  ---------  ---------  ---------
Total recoveries...........................................        272         81         20        138        150
                                                             ---------  ---------  ---------  ---------  ---------
Net charge-offs............................................        140        678        101        687        633
Additions charged to operations............................        200        980        360        610        160
                                                             ---------  ---------  ---------  ---------  ---------
Balance at end of period...................................  $   1,118  $   1,058  $     756  $     497  $     574
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
Average loans outstanding, gross...........................  $  48,512  $  43,921  $  41,649  $  34,552  $  28,678
                                                             ---------  ---------  ---------  ---------  ---------
Total loans at end of period, gross........................  $  43,313  $  45,451  $  43,172  $  34,469  $  33,044
                                                             ---------  ---------  ---------  ---------  ---------
Net charge-offs/average loans outstanding..................       0.29%      1.54%      0.24%      1.99%      2.21%
Allowance at end of period/loans outstanding...............       2.59%      2.34%      1.76%      1.45%      1.75%
Allowance/nonperforming loans..............................      22.32%     32.79%     60.72%     40.24%     18.09%

    Valley Bank maintains an allowance for loan losses at a level considered by management to be adequate to cover the inherent risks of loss associated with its loan portfolio under prevailing and anticipated economic conditions. In determining the adequacy of the allowance for loan losses, management takes into consideration the following factors among others:

    - changes in lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices

    - changes in national and local economic and business conditions and developments, including the condition of various market segments

    - changes in the nature and volume of the portfolio

    - changes in the experience, ability, and depth of the lending management and staff

    - changes in the trend of the volume and severity of past due and classified loans

    - trends in the volume of non-accrual loans, troubled debt restructuring and other loan modifications

    - changes in the quality of the loan review system and degree of oversight by the institution's board of directors

    - the existence and effect of any concentrations of credit, and changes in the level of such concentrations

    - the effect of external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the institution's current portfolio

    Valley Bank follows the "Interagency Policy Statement on the Allowance for Loan and Lease Losses" and analyzes the Allowance for Loan Losses using the above factors on a quarterly basis. In addition, as an integral part of the semi-annual credit review process of Valley Bank, performed by an outside financial institution consulting firm, the Allowance for Loan Losses is reviewed for adequacy. Furthermore, the adequacy of the Allowance for Loan Losses is reviewed by FDIC and State of California Department of Financial Institutions in an annual safety and soundness examination. The FDIC and/or State of California Department of Financial Institutions may require Valley Bank to recognize additions to the Allowance for Loan Losses based upon its judgment of the information available to it at the time of its examination. Valley Bank was most recently examined by the FDIC and State of California Department of Financial Institutions on December 21, 1997.

    Valley Bank's Senior Credit Officer reports monthly to Valley Bank's board of directors and continuously reviews loan quality and loan classifications. Such reviews assist the Board in establishing the level of the allowance for loan and lease losses. Valley Bank's board of directors reviews the adequacy of the allowance on a monthly basis.

    Valley Bank uses a methodology known as migration analysis for assistance in determining the appropriate level of its allowance for loan losses. This method applies relevant risk factors to the entire loan portfolio, including nonperforming loans. The methodology is based, in part, on the Bank's loan grading and classification system. The Bank grades its loans through internal reviews and periodically subjects loans to external reviews which then are assessed by the Bank's board of directors. External credit reviews are performed on a semi-annual basis and the quality grading process occurs on a quarterly basis. The "migration" of loans from grade to grade is then tracked to help predict future losses and thus more accurately set allowance levels. Risk factors applied to the performing loan portfolio are based on Valley Bank's past loss history considering the current portfolio's characteristics, current economic conditions and other relevant factors. General reserves are applied to various categories of loans at percentages ranging up to 50% based on the Bank's assessment of credit risks for each category. Risk factors are applied to the carrying value of each classified loan:

    - loans internally graded "Watch" or "Special Mention" carry a risk factor from 1.0% to 2.0%;

    - "Substandard" loans carry a risk factor that is typically 15%, but ranges from 0% (in the case of a government guaranteed loan on which the guarantee has not yet been honored) to 40% depending on collateral securing the loan, if any;

    - "Doubtful" loans carry a 50% risk factor; and

    - "Loss" loans are charged off 100%.

    In addition, a portion of the allowance is specially allocated to identified problem credits. The analysis also includes reference to factors such as the delinquency status of the loan portfolio, inherent risk by type of loans, industry statistical data, recommendations made by Valley Bank's regulatory authorities and outside loan reviewers, and current economic environment. Important components of the overall credit rating process are the asset quality rating process and the internal loan review process.

    The balance in the allowance is affected by amounts provided from operations, amounts charged off and recoveries of previously charged off loans. For 1998, Valley Bank recorded a provision for credit losses of $200,000 compared with provisions of $980,000 for 1997 and $360,000 for 1996. In 1998 net charge offs totaled $140,000, compared with net charge offs of $678,000 for 1997 and $101,000 in 1996. The relatively higher level of charge offs in 1997 reflected primarily government guaranteed loans that had been originated in previous years without sufficient attention to government requirements for documentation of lien positions and similar matters. The employee responsible for these oversights is no longer with Valley Bank, and the Bank has since implemented more stringent procedures for loan documentation. At December 31, 1998 the allowance for loan losses was $1.1 million or 2.59% of total loans outstanding, compared with $1.1 million or 2.34% of total loans outstanding at December 31, 1997.

    The allowance is based on estimates and ultimate future losses may vary from current estimates. Management anticipates the continued stabilization of the economy in segments of Valley Bank's market area. However, credit quality will be influenced by underlying trends in the economic cycle, particularly in Southern California, which management cannot completely predict. It is always possible that future economic or other factors may adversely affect Valley Bank's borrowers. As a result, Valley Bank may sustain loan losses, in any particular period, that are sizable in relation to the allowance, or exceed the allowance. In addition, Valley Bank's asset quality may deteriorate through a number of possible factors, including:

    - rapid growth;

    - failure to enforce underwriting standards;

    - failure to maintain appropriate underwriting standards;

    - failure to maintain an adequate number of qualified loan personnel; and

    - failure to identify and monitor potential problem loans.

Based on these and other factors, loan losses may be substantial in relation to the allowance, or exceed the allowance. Please refer to "Risk Factors--Loan loss reserves may not cover actual loan losses."

    The following table summarizes a breakdown of the allowance for loan losses by loan category and the allocation in each category as a percentage of total loans in each category at the dates indicated:

                                                                   DECEMBER 31,
                          -----------------------------------------------------------------------------------------------
                                     1998                        1997                        1996                1995
                          --------------------------  --------------------------  --------------------------  -----------
                                        % OF LOANS                  % OF LOANS                 % OF LOANS IN
                            AMOUNT      IN CATEGORY     AMOUNT      IN CATEGORY     AMOUNT       CATEGORY       AMOUNT
                          -----------  -------------  -----------  -------------  -----------  -------------  -----------

                                                              (DOLLARS IN THOUSANDS)
Real
  estate--construction..   $     490          15.8%    $     141          15.1%    $      29           5.0%    $      28
Real
  estate--residential...          62          11.3            70          15.7            66          20.1            90
Real estate--unimproved
  residential lots......         175          11.5           146          14.0           139          18.8            11
Real
  estate--commercial....         200          32.5           423          32.0           303          34.8           201
Commercial and
  industrial............          37           6.2            54           3.8            70           4.5            72
Government guaranteed...         150          21.5           213          18.4           141          15.7            89
Loans to individuals....           4           1.2            11           1.0             8           1.1             6
                          -----------        -----    -----------        -----         -----         -----         -----
Total...................   $   1,118         100.0%    $   1,058         100.0%    $     756         100.0%    $     497
                          -----------        -----    -----------        -----         -----         -----         -----
                          -----------        -----    -----------        -----         -----         -----         -----


                                                    1994
                                         --------------------------
                          % OF LOANS IN               % OF LOANS IN
                            CATEGORY       AMOUNT       CATEGORY
                          -------------  -----------  -------------

Real
  estate--construction..          5.7%    $      22           3.8%
Real
  estate--residential...         28.6           102          17.8
Real estate--unimproved
  residential lots......          1.5            12           2.1
Real
  estate--commercial....         41.8           210          36.6
Commercial and
  industrial............          4.8            72          12.5
Government guaranteed...         16.4           148          25.8
Loans to individuals....          1.2             8           1.4
                                -----         -----         -----
Total...................        100.0%    $     574         100.0%
                                -----         -----         -----
                                -----         -----         -----

    The allocation of the allowance to loan categories is an estimate by management of the relative risk characteristics of loans in those categories. Losses in one or more loan categories may exceed the portion of the allowance allocated to that category or even exceed the entire allowance. Please refer to "Risk Factors--Loan loss reserves may not cover actual loan losses."

DEPOSITS

    Deposits are Valley Bank's primary source of funds. At December 31, 1998, Valley Bank had a deposit mix of 21.7% in time deposits, 41.7% in savings and interest-bearing checking accounts, 26.5% in noninterest-bearing demand accounts and 10.1% in money market accounts. Noninterest-bearing demand deposits enhance Valley Bank's net interest income by lowering its costs of funds.

    Valley Bank obtains deposits primarily from the communities it serves. No material portion of its deposits has been obtained from or is dependent on any one person or industry. Valley Bank's business is not seasonal in nature. Valley Bank accepts deposits in excess of $100,000 from customers. These deposits are priced to remain competitive. At December 31, 1998, Valley Bank had no brokered deposits.

    The following table sets forth the average balances and the average rates paid for the major categories of deposits for the dates indicated:

                                                                             DECEMBER 31,
                                       -----------------------------------------------------------------------------------------
                                                 1998                      1997                      1996               1995
                                       ------------------------  ------------------------  ------------------------  -----------

                                                      AVERAGE                   AVERAGE                   AVERAGE
                                         AVERAGE       RATE        AVERAGE       RATE        AVERAGE       RATE        AVERAGE
                                         BALANCE       PAID        BALANCE       PAID        BALANCE       PAID        BALANCE
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                        (DOLLARS IN THOUSANDS)
Demand accounts......................   $  19,212           --    $  18,098           --    $  16,502           --    $  15,591
Savings accounts.....................      11,505         1.99%      11,220         1.99%      11,080         2.05%      11,532
Money market accounts................       7,261         2.49        7,180         2.45        7,821         2.45        8,636
NOW accounts.........................      19,297         1.04       17,373         1.04       16,652         1.04       14,937
Certificates of deposits under
  $100,000...........................      12,250         5.13       10,635         5.02        8,837         4.81        7,108
Certificates of deposits of $100,000
  or more............................       2,909         5.09        1,761         6.47        1,625         5.66        1,692
                                       -----------               -----------               -----------               -----------
Total deposits.......................   $  72,434         1.91%   $  66,267         1.85%   $  62,517         1.79%   $  59,496
                                       -----------               -----------               -----------               -----------
                                       -----------               -----------               -----------               -----------


                                                              1994
                                                    ------------------------
                                         AVERAGE                   AVERAGE
                                          RATE        AVERAGE       RATE
                                          PAID        BALANCE       PAID
                                       -----------  -----------  -----------

Demand accounts......................          --    $  14,594           --
Savings accounts.....................        1.99%      12,423         2.00%
Money market accounts................        2.45        9,583         2.16
NOW accounts.........................        1.05       14,254         1.08
Certificates of deposits under
  $100,000...........................        4.61        6,241         3.36
Certificates of deposits of $100,000
  or more............................        4.73        1,180         3.14
                                                    -----------
Total deposits.......................        1.69%   $  58,275         1.47%
                                                    -----------
                                                    -----------

MATURITIES OF TIME CERTIFICATES OF DEPOSIT

    Maturities of time certificates of deposits outstanding at December 31, 1998 are summarized as follows:

                                                                                                      LESS THAN
                                                                               $100,000 OR MORE       $100,000
                                                                               -----------------  -----------------
                                                                                          (IN THOUSANDS)
Three months or less.........................................................      $   1,545          $   6,048
Over three to twelve months..................................................            898              5,924
Over twelve months...........................................................             --              2,035
                                                                                      ------            -------
Total........................................................................      $   2,443          $  14,007
                                                                                      ------            -------
                                                                                      ------            -------

SUPERVISION AND REGULATION

    As a California licensed FDIC insured bank, Valley Bank is subject to many governmental rules that affect its operations. For a description of the laws and regulations that apply to Valley Bank, please refer to the section entitled
"Supervision and Regulation," starting on page   .

COMPETITION

    Valley Bank considers its primary service area to include Riverside and San Bernardino counties in California and, for government guaranteed loans, Portland, Oregon and parts of Washington. The Riverside and San Bernardino county region is commonly referred to the Inland Empire.

    The banking business in California is highly competitive with respect to both loans and deposits and is dominated by a relatively small number of major banks which have many offices operating over wide geographic areas. Valley Bank competes for deposits and loans principally with these banks, as well as with savings and loan associations, thrift and loan associations, credit unions, mortgage companies, insurance companies, and other lending institutions. Among the advantages certain of these institutions have over Valley Bank are their ability to finance extensive advertising campaigns and to allocate their investment assets to regions of highest yield and demand. Many of the major commercial banks operating in

Valley Bank's service areas are larger banks and, as such, possess certain competitive advantages over Valley Bank. By virtue of their greater total capitalization, these major commercial banks have substantially higher lending limits than Valley Bank. In addition, other entities (both public and private) seeking to raise capital through the issuance and sale of debt or equity securities will also compete with Valley Bank in the acquisition of deposits. Valley Bank also competes with money market funds and, to a lesser extent, other types of mutual funds. Valley Bank's marketing emphasis niche has been individual customers, as well as businesses in the professional, commercial and industrial fields.

    In order to compete with other financial institutions in its primary service areas, Valley Bank relies principally upon regional promotional activity, direct mail, and personal contacts by its officers. For clients whose loan demands exceed Valley Bank's lending limits, Valley Bank attempts to arrange for these loans on a participation basis with other banks and financial institutions. Valley Bank also assists clients requiring services not offered by Valley to obtain these services from its correspondent banks.

EMPLOYEES

    At December 31, 1998, Valley Bank employed a total of 86 full-time equivalent employees, including three executive officers. None is presently represented by a union or covered by a collective bargaining agreement. Valley Bank believes its employee relations are excellent.

LITIGATION

    From time to time, Valley Bank is involved in litigation as an incident to its business. In the opinion of management, no such pending or threatened litigation is likely to have a material adverse effect on Valley Bank's financial condition or results of operations.

INSURANCE

    Valley Bank maintains financial institution bond and commercial insurance at levels deemed adequate by Valley Bank's management to protect it from certain damage.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The names, ages and positions of Pacific Community Banking Group's directors and executive officers as of February 24, 1999 are as follows:

NAME                                      AGE                                POSITION
------------------------------------      ---      -------------------------------------------------------------
E. Lynn Caswell (2).................          53   Chairman and Chief Executive Officer and Chief Financial
                                                   Officer

Harold R. Williams, Jr..............          52   Proposed Executive Vice President and proposed Chief
                                                   Financial Officer and proposed Director

Mitchell J. Allen (1) (2)...........          39   Director

Alfred H. Jannard (2)...............          58   Director

Carlos Saenz (2)....................          55   Director

Henry E. Schielein (1) (2)..........          64   Director

Marion V. Ashley....................          63   Proposed Director

James B. Jaqua......................          56   Proposed Director

N. Douglas Mills....................          59   Proposed Director

------------------------

(1) Member of the audit committee

(2) Member of the compensation committee

    MR. E. LYNN CASWELL, a founder of Pacific Community Banking Group, has served as Chairman, Chief Executive Officer and Chief Financial Officer since 1997. From 1996 until 1997, Mr. Caswell was Vice-Chairman of Western Bancorp (formerly Monarch Bancorp), a California bank-holding company. From July 1988 until February 1996, Mr. Caswell was President and Chief Executive Officer of Monarch Bancorp, and also Chairman of that company. Since January 1997 Mr. Caswell has been a member of the board of directors of the Federal Reserve Bank in San Francisco, Chairman of the Public Affairs and Information Committee and a member of the audit committee. Mr. Caswell has been a state chair of Southern California for the American Bankers' Association from June 1992 to October 1997, and has been a congressional legislative liaison for that organization since October 1992. Mr. Caswell has also been a member of the board of directors of the California Bankers' Association from May 1990 to May 1998, Mr. Caswell is also a member of the board of directors of the South Coast Medical Center in Laguna Beach, California, in which capacity he has served since October 1995. Mr. Caswell received a BSBA in marketing and finance from the University of Arkansas and a graduated from the Graduate School of Banking at McIntosh School of Business of the University of Virginia in 1979. He did post-graduate work both in 1981 at the Executive Management School at Stanford University and in 1984 in the Executive Management Program at the Wharton School of the University of Pennsylvania.

    MR. HAROLD R. WILLIAMS, JR. is our proposed Executive Vice President and proposed Chief Financial Officer and a proposed director. Since February 1996, Mr. Williams has been the Chief Operating and Financial Officer of The Bank of Hemet. He has been Corporate Secretary since 1997. He began his service with The Bank of Hemet in 1994 as the Senior Vice President and Chief Financial Officer. Prior to joining The Bank of Hemet, Mr. Williams served for two years as the Executive Vice President, Chief Financial Officer, Secretary and a director of Commerce Bank and CommerceBancorp, the parent of Commerce Bank, Newport Beach. CommerceBancorp filed for dissolution under Chapter 7 of the Bankruptcy Code in 1994. Mr. Williams has over 27 years of business experience including 16 years in banking. He is a former senior manager with Price Waterhouse & Co., is a Certified Public Accountant and a member of the American Institute of Public Accountants and the California Society of Certified Public Accountants. Mr. Williams graduated in accounting and holds a Masters degree in Business Administration from Brigham Young University.

    MITCHELL J. ALLEN became a director in February 1999 when the board was expanded in anticipation of the public offering. Mr. Allen is also proposed to become a director of The Bank of Hemet. Since 1981, Mr. Allen has been Vice President of Allen Oldsmobile Cadillac, Inc. in Laguna Niguel, California. Mr. Allen is a graduate of the GM Dealership Academy in 1979. Mr. Allen is a member of the Tom Wilson Cabinet (Orange County Supervisor) and a director of the Orange County Marine Institute.

    MR. ALFRED H. JANNARD became a director in February 1999 when the board was expanded in anticipation of the public offering. Mr. Jannard is also proposed to become a director of The Bank of Hemet and Valley Bank. From 1991 until 1997, Mr. Jannard was a director of Monarch Bank and Monarch Bancorp in Laguna Niguel, California. From 1975 until 1995, Mr. Jannard was the owner of Niguel Pharmacy in Laguna Niguel, California. Mr. Jannard received a doctorate of pharmacy from the University of Southern California.

    MR. CARLOS SAENZ became a director in February 1999 when the board was expanded in anticipation of the public offering. Mr. Saenz is also proposed to become a director of The Bank of Hemet and Valley Bank. Since 1993, Mr. Saenz has served as the President and Chief Executive Officer of Gregg Realty & Investments, a real estate brokerage firm. Mr. Saenz has also been a commercial banking officer at Wells Fargo Bank and Southern California First National Bank in San Diego, California, and Mr. Saenz was a member of the Advisory board of directors of Landmark Bank, Anaheim, California from 1982 to 1986. Mr. Saenz received a Bachelor of Science Degree of Finance from San Diego State University.

    MR. HENRY E. SCHIELEIN became a director in February 1999 when the board was expanded in anticipation of the public offering. Mr. Schielein is also proposed to become director of The Bank of Hemet. Mr. Schielein served as a director of Monarch Bancorp and Monarch Bank from 1988 to 1993 and again from 1994 to 1997. Since 1994, Mr. Schielein has been President and Chief Operating Officer of The Balboa Bay Club, a California corporation that operates a private club and resort facility. From 1993 until 1994, Mr. Schielein was President of the Grand Waialea Resort in Maui, Hawaii. From October 1986 until May 1993, he was Vice President and general manager of the Ritz-Carlton Hotel in Laguna Niguel, California. Mr. Schielein is a certified hotel administrator.

    MR. MARION V. ASHLEY is a proposed director. Mr. Ashley has served as a director of Valley Bank since 1979 and as the Chairman of the Board of Valley Bank since 1992. Since June 1973, Mr. Ashley has been President and Chief Executive Officer of Ashley Capital, a real estate investment and development company. Mr. Ashley has also served as the President and Treasurer of County Lands, Inc., a real estate investment company, since June 1978. Mr. Ashley also served as the President and Treasurer and as a director of the Eastern Municipal Water District. Mr. Ashley is a 1958 graduate of San Diego State University and a licensed Certified Public Accountant since March 1969. Mr. Ashley served on the Riverside

County Planning Commission from 1973-1981, the last year as chairman. He is currently a member, and former chairman, of the Local Agency Formation Commission (LAFCO), having begun his service in 1993.

    MR. JAMES B. JAQUA is a proposed director. Since January 1994, Mr. Jaqua has been President, Chief Executive Officer and a director of The Bank of Hemet. Mr. Jaqua has over 30 years of banking experience, including six years at Wells Fargo Bank, and five years at a midwest bank holding company. Mr. Jaqua is a graduate of Stanford University.

    MR. N. DOUGLAS MILLS is a proposed director. Since July 1992, Mr. Mills has served as President, Chief Executive Officer and a director of Valley Bank. From 1986 until 1992, Mr. Mills served as President at Pacific Valley Bank, Modesto, California. Mr. Mills is a 1964 graduate of California State University, Fullerton, and a 1982 graduate of Pacific Coast Banking School, Seattle, Washington.

COMMITTEES OF THE BOARD OF DIRECTORS

    In February 1999, the board established an audit committee and a compensation committee. The audit committee monitors the corporate financial reporting and internal and external audits of Pacific Community Banking Group. The audit committee currently consists of Mitchell Allen and Henry Schielein. The compensation committee makes recommendations regarding Pacific Community Banking Group's employee stock option plans and makes decisions concerning salaries and incentive compensation for employees and consultants of Pacific Community Banking Group. The compensation committee currently consists of E. Lynn Caswell, Mitchell Allen, Alfred Jannard, Carlos Saenz and Henry Schielein.

DIRECTOR COMPENSATION

    Each director will receive annual grants of shares of common stock, equal in value to $2,000 per month. The value of the shares will be based on the market price on the last business day of each calendar quarter. Further, directors will receive cash payments of $250 per meeting for attendance at meetings of committees of the board, and $500 for attendance at special or unscheduled board meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    No interlocking relationship exists between Pacific Community Banking Group's board of directors or compensation committee and any member of any company's board of directors or compensation committee, nor has any such interlocking relationship existed in the past.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    Section 317 of the California General Corporations Law ("CGCL") authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors, officers and employees in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Articles V and VI of Pacific Community Banking Group's articles of incorporation and
Article III of Pacific Community Banking Group's bylaws provide for indemnification of its directors, officers, employees and other agents to the fullest extent permitted by the CGCL. Insofar as indemnification for liabilities arising under the Securities

Act may be permitted to directors, officers and controlling persons of Pacific Community Banking Group pursuant to the foregoing provisions, or otherwise, Pacific Community Banking Group has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

    At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of Pacific Community Banking Group in which indemnification would be required or permitted. Pacific Community Banking Group is not aware of any threatened litigation or proceeding that could result in a claim for such indemnification.

EXECUTIVE COMPENSATION--SUMMARY COMPENSATION TABLE

    The following table sets forth all compensation paid by Pacific Community Banking Group, The Bank of Hemet or Valley Bank during fiscal 1998, 1997, and 1996 to (A) each of the individuals serving as Pacific Community Banking Group's, The Bank of Hemet's and Valley Bank's principal executive officers during fiscal 1998, (B) up to four other most highly compensated executive officers of Pacific Community Banking Group, The Bank of Hemet, Valley Bank and BankLink during fiscal 1998, and (C) up to two additional individuals who would have been among Pacific Community Banking Group's four most highly compensated executive officers, but for the fact that they were not serving as executive officers of Pacific Community Banking Group at the end of fiscal 1998 (collectively referred to as the "Named Executive Officers").

                                                                                        LONG-TERM
                                                                                      COMPENSATION
                                                                                    -----------------
                                                       ANNUAL COMPENSATION             SECURITIES       ALL OTHER
                                                ----------------------------------     UNDERLYING      COMPENSATION
NAME AND PRINCIPAL POSITION                       YEAR      SALARY($)    BONUS($)    OPTIONS/SARS(#)       ($)
----------------------------------------------  ---------  -----------  ----------  -----------------  ------------

E. Lynn Caswell ..............................       1998  $135,000             --             --               --
  Chief Executive Officer, Chief Financial           1997       --              --             --               --
  Officer and Chairman of the Board                  1996       --              --             --               --

James B. Jaqua ...............................       1998  216,288      $  130,000             --       $       --
  President and Chief Executive Officer of The       1997  204,791              --          6,000               --
  Bank of Hemet                                      1996  192,708         100,000             --               --

N. Douglas Mills .............................       1998  184,384          13,333             --           51,156(1)
  President and Chief Executive Officer of           1997  185,646              --             --           53,698(1)
  Valley Bank                                        1996  160,150              --             --           47,257(1)

Harold R. Williams, Jr. ......................       1998  160,907          40,000             --               --
  Chief Operating and Financial Officer of The       1997  151,640          35,000          6,000               --
  Bank of Hemet                                      1996  143,325          35,000             --               --

------------------------

(1) Includes life insurance premiums, accruals under a retirement plan and purchases under an employee stock purchase plan.

OPTION GRANTS IN LAST FISCAL YEAR

    Pacific Community Banking Group did not grant any stock options or deferred stock units during fiscal year 1998.

EMPLOYEE BENEFIT PLANS

    1999 STOCK OPTION PLAN

    Subject to regulatory approval, the Pacific Community Banking Group board of directors and shareholders adopted the 1999 Stock Option Plan on February 23, 1999. This plan provides for the issuance of incentive stock options and non-statutory stock options for a period up to ten years of up to 1,350,000 shares of the Pacific Community Banking Group common stock to our directors and full-time salaried officers and employees, and consultants. The exercise price of options to be issued under this plan must be at least 100% percent of the fair market value of the common stock on the date the options are granted. Options granted are not transferable by the option holder during the holder's lifetime. In the event of termination of employment as a result of the option holder's disability or in the event of the option holder's death during the exercise period, the option will remain exercisable for up to one year, but not beyond the end of the original option term. If an option holder's employment is terminated, unless the termination is because of disability or death, or is for cause, the option holder has the right for three months to exercise the portion of the option that was exercisable immediately before the termination. If an option holder's employment is terminated for cause, except in the case of options granted to consultants or business advisors, the option holder will have the right for 30 days to exercise the portion of the option that was exercisable immediately before the termination. The options will be proportionately adjusted in the event of certain changes in the outstanding common stock of Pacific Community Banking Group, such as stock splits and dividends. The 1999 Stock Option Plan will terminate on February 23, 2009. Pacific Community Banking Group believes the stock options serve as effective performance-based incentives and expect to have a number of stock options equal to 10-20% of Pacific Community Banking Group common stock outstanding at any time.

    As of December 31, 1998, Pacific Community Banking Group has not granted any stock options under this plan. The board of directors has agreed to grant Mr. Caswell a ten-year incentive stock option for the greater of 250,000 shares of 5% of Pacific Community Banking Group outstanding shares, as provided in his employment contract. The board of directors intends to grant ten-year options to purchase 25,000 shares of common stock to each of the original four directors. The board of directors also intends to grant ten-year options to purchase 25,000 shares of common stock to its other employee and to grant ten-year options to purchase 25,000 and 20,000 shares of common stock to each of two consultants. Further, the employment agreement with Mr. Williams, described under "--Employment Agreements" below, provides for a grant to him of options to purchase 50,000 shares of common stock. All of these options will be exercisable at a price per share equal to the price at which shares are sold in the initial public offering.

    Except for our 1999 Stock Option Plan, we do not have any other long-term incentive plans. Directors will be paid as described under "--Director Compensation."

    401(k) PLAN

    Each of the banks has a 401(k) plan, pursuant to which eligible employees may elect to reduce their current salary by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. Contributions to the 401(k) plans by the banks are discretionary, except there is a matching contribution in each plan that is required to be made by the bank. In the case of The Bank of Hemet, the bank makes a matching contribution equal to 40% of the amount contributed by the employee, up to a maximum of 5% so contributed. In the case of Valley Bank, the bank makes a matching contribution equal to 150% of the first 3% contributed by the employee, plus 50% of the next 3% contributed by the employee. Both of the 401(k) plans are intended to qualify under Section 401 of the Internal Revenue Code so that contributions to the 401(k) plan, and income earned on plan contributions, are not taxed until withdrawn from the 401(k) plan. During the initial period after the closing of the acquisitions, each bank will keep its 401(k) plan in place. Thereafter, Pacific Community Banking Group may consolidate the two plans into a single plan for the combined group of companies. No decision has been made as to the terms and form of such a combined plan. No such change will reduce benefits earned prior to the effective date of the change. Pacific Community Banking Group is committed to providing a program of benefits to the employees of each bank that is no less favorable, when considered in its entirety, than the program of the bank before the acquisition.

    VALLEY BANK EMPLOYEE STOCK OWNERSHIP PLAN

    Valley Bank also has an employee stock ownership plan ("ESOP"). Contributions to the ESOP are discretionary by the bank. The ESOP is intended to qualify under Section 401 of the Internal Revenue Code so that contributions to the ESOP, and income earned on plan contributions, are not taxed until withdrawn from the ESOP. The ESOP invests primarily in Valley Bank stock. As of December 31, 1998, the ESOP held 123,252 shares of Valley Bank stock. Of these shares, 38,458 shares had been released for allocation to the accounts of participants and 87,794 shares were unallocated. In the acquisition, the Valley Bank stock held by the ESOP will be exchanged for Pacific Community Banking Group stock. During the initial period after the closing of the acquisitions, the ESOP will remain in place as a plan of Valley Bank. Thereafter, Pacific Community Banking Group may consolidate the ESOP with the 401(k) plan, may amend it into a different type of tax-qualified plan, or may terminate the ESOP. No such change will reduce benefits earned under the ESOP prior to the effective date of the change.

    WELFARE PLANS

    Each of the banks maintains programs of health, dental, vision, disability and life insurance for its employees. Generally, participation in these plans is available to all full-time employees after a qualification period. During the initial period after the closing of the acquisitions, each bank will keep its welfare benefit plans in place. Thereafter, Pacific Community Banking Group may consolidate the plans into a single plan for the combined group of companies. No decision has been made as to the terms and form of such combined plans. Pacific Community Banking Group is committed to providing a program of benefits to the employees of each bank that is no less favorable, when considered in its entirety, than the programs of the banks before the acquisitions.

    SEVERANCE PLANS

    Each of the banks has established a severance policy. Under The Bank of Hemet's severance policy, an employee who is terminated due to job elimination receives an amount equal to one week's salary for each full year of employment, up to a maximum of 26 weeks' salary. In the case of a change of control, an employee in good standing who is terminated within six months due to job elimination or layoff (if not offered a comparable position) receives between four and 26 weeks' salary, depending upon the job category and longevity of service. The proposed acquisition by Pacific Community Banking Group will be considered a change of control for this purpose.

    Under the Valley Bank severance policy, an eligible employee who remains with the bank and in good standing through the date of the acquisition by Pacific Community Banking Group and thereafter is terminated within three months, other than for cause (if not offered a comparable position) receives one week's salary for each completed year of service, up to a maximum of 15 weeks' salary. The employees eligible for severance benefits are regular full-time employees who are eligible for other benefit programs.

    Pacific Community Banking Group estimates that approximately $350,000 will be paid out under these severance plans as a result of terminations that occur following the acquisitions.

    Following the acquisitions, the banks will retain their respective severance policies until and unless changed by Pacific Community Banking Group.

EMPLOYMENT AGREEMENTS

    Pacific Community Banking Group has entered into a five year and four month employment agreement with Mr. Caswell commencing September 1, 1997 at an initial base salary of $135,000 per annum. Mr. Caswell is entitled to increases based upon the Consumer Price Index, an annual bonus of not less than 10% of his base salary which certain profit goals are met and certain benefits including car allowance, health and life insurance, country club membership and the ability to participate in any bonus, pension or profit sharing plan that we establish in the future. Mr. Caswell has waived some of these benefits while Pacific Community Banking Group is in its period of inception. Mr. Caswell is also entitled to an income continuation policy in an amount of $60,000 per annum for a period of 15 years after retirement. Mr. Caswell is also entitled to a ten-year incentive stock options in an amount equal to the greater of 250,000 shares or 5% of Pacific Community Banking Group's outstanding common stock. Mr. Caswell will also receive certain benefits if he is terminated before the expiration of his employment agreement. Among these benefits, if Mr. Caswell is terminated without cause he has a right to receive the amount of salary, benefits, options and other allowances remaining on his contract, or two years of the salary, benefits, options and other allowances provided under the contract, whichever is greater.

    Under Mr. Caswell's employment agreement, if Pacific Community Banking Group undergoes a change in control, he will receive the amount of salary, benefits and other allowances remaining on the contract, or three years of the salary, benefits and other allowances provided under the contract, whichever is greater. For purposes of triggering this benefit, the employment agreement defines a change in control as a consolidation, dissolution or transfer of assets that fundamentally changes the structure of Pacific Community Banking Group, a change in ownership of 50% or more of Pacific Community Banking Group's common stock, or a change in ownership of 20% or more of Pacific Community Banking Group common stock constituting an effective change in control of the corporation. Further, if Mr. Caswell is terminated when Pacific Community Banking Group is sold or merged with another company, or another triggering event occurs, as described above, all of Mr. Caswell's stock options will vest.

    Mr. Jaqua has entered into a consulting agreement with The Bank of Hemet under which he will serve as Chairman of and as a strategic business consultant to BankLink Corporation after the acquisition, and will serve as a director of Pacific Community Banking Group. He will receive director's fees for his services and will also receive commissions for some new business of BankLink. Mr. McDonough has entered into a consulting agreement with The Bank of Hemet under which he will serve as a business development consultant for two years after the acquisition and continue to serve as a director for that time, with a right to receive director's fees and medical benefits. Mr. Jaqua and Mr. McDonough have also each entered into noncompetition agreements with The Bank of Hemet. Mr. Jaqua will receive $500 per month for eight months then $12,000 per month for the next 28 months after the acquisition in exchange for agreeing not to compete with The Bank of Hemet in Riverside, San Bernardino or Orange counties for four years. Mr. McDonough will receive $2,500 per month for three years in exchange for agreeing not to compete with The Bank of Hemet in Riverside county for four years.

    Mr. Harold R. Williams, Jr., Chief Operating and Financial Officer of The Bank of Hemet, has an agreement that will become effective only if the acquisition of The Bank of Hemet by Pacific Community Banking Group is consummated. The agreement provides that Mr. Williams will serve as Executive Vice President and Chief Financial Officer of Pacific Community Banking Group and remain as Chief Operating and Financial Officer of The Bank of Hemet. The agreement will apply from the time of the consummation of the acquisition to December 31, 2002 and provides Mr. Williams with severance benefits if he is terminated by Pacific Community Banking Group or The Bank of Hemet, or if he terminates employment because of a reduction in salary or benefits or a material diminution in title, authority or responsibilities. If such a termination occurs within the first 12 months of the effective date of the agreement, Mr. Williams will receive 18 months of base salary, payable in a lump sum, and health and other benefits for 18 months. If such a termination occurs during the remaining term of the agreement, Mr. Williams will receive 12 months of base salary, payable in a lump sum, and health and other benefits for 12 months. Pacific Community Bank Group can reduce the severance benefits to the extent they are not deductible expenses under Section 280G of the Internal Revenue Code of 1986, as amended. The agreement also provides Mr. Williams with a bonus in the minimum amount of $60,000 payable February 29, 2000 and stock options for 50,000 shares of Pacific Community Banking Group common stock at an exercise price equal to the initial offering price of Pacific Community Banking Group common stock.

    N. Douglas Mills, President and Chief Executive Officer of Valley Bank, will likely retain these positions at Valley Bank until Pacific Community Banking Group combines the operations of Valley Bank with those of The Bank of Hemet. He has a severance agreement providing for an annual consulting fee of $55,800, payable monthly over a period of five years, which will take effect at that time.

                              CERTAIN TRANSACTIONS

    We expect to have banking transactions in the ordinary course of our business with our directors, officers and their associates. We intend that these transactions will be on substantially the same terms as those prevailing at the same time for comparable transactions with others, not involve more than the normal risk of collectability or present other unfavorable features.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information with respect to beneficial ownership of Pacific Community Banking Group's common stock as of March 31, 1999, and is adjusted to reflect the sale of the shares offered in this prospectus. It shows interests of (A) each person, or group of affiliated persons, who is known by Pacific Community Banking Group to own beneficially more than 5% of Pacific Community Banking Group's common stock, (B) each of Pacific Community Banking Group's directors and proposed directors, (C) each of the Named Executive Officers and proposed Named Executive Officers, (D) all directors, proposed directors and executive officers as a group and (E) all other selling shareholders. We have assumed for the purposes of this calculation that the price to the public of the common stock in this offering will be $15.00 per share. Also, we have rounded down in computing the aggregate number of shares resulting from conversion of preferred stock and the exchange of shares with shareholders of The Bank of Hemet and Valley Bank.

                                                       SHARES OF COMMON STOCK
                                                                                              SHARES OF COMMON STOCK
                                                         BENEFICIALLY OWNED                  TO BE BENEFICIALLY OWNED
                                                       BEFORE SALE UNDER THIS                 AFTER SALE UNDER THIS
                                                           PROSPECTUS(1)         SHARES TO       PROSPECTUS(1)(2)
                                                      ------------------------      BE       ------------------------
NAME OF BENEFICIAL OWNER                               NUMBER     PERCENTAGE       SOLD       NUMBER     PERCENTAGE
----------------------------------------------------  ---------  -------------  -----------  ---------  -------------
E. Lynn Caswell, Chairman, Chief Executive Officer
  and Chief Financial Officer(3)....................     35,625            *            --      35,625            *
Loren Hansen(4).....................................      8,333            *            --       8,333            *
Rice Brown(5).......................................      6,250            *            --       6,250            *
James Jaqua, Proposed Director(6)...................    547,583        13.79%      410,687(13)   136,896 13)        3.02%
Alfred H. Jannard, Director(7)......................      5,417            *            --       5,417            *
N. Douglas Mills, Proposed Director(8)..............    119,848         3.02%       71,909(14)    47,939 14)        1.06%
Carlos Saenz, Director(9)...........................      2,500            *            --       2,500            *
Mitchell J. Allen, Director(9)......................      2,500            *            --       2,500            *
Henry E. Schielein, Director(10)....................      2,083            *            --       2,083            *
Harold R. Williams, Proposed Executive Vice
  President and Proposed Chief Financial Officer and
  Proposed Director.................................     37,400            *        28,050(13)     9,350 13)           *
Marion V. Ashley, Proposed Director.................     67,993         1.71%       40,796(14)    27,197 14)           *
All directors, proposed directors and Executive
  Officers as a group(11 persons)...................
Jack E. Gosch(18)(20)(24)...........................    367,635 11)        9.25%    275,726(15)    91,909        2.03%
John B. Brudin(18)(20)..............................    242,957 11)        6.11%    182,218(15)    60,739        1.34%
Clayton A. Record and Ella Mae Record(16)...........    193,327 11)        4.87%    144,995(15)    48,332        1.07%
George Wilson(21)(25)...............................     89,654 12)        2.26%     53,792(11)    35,862           *
Mark Nugent(22)(25).................................     89,490 12)        2.25%     53,694(14)    35,796           *
Dianna Williams(22)(25).............................     87,097 12)        2.19%     52,258(14)    34,839           *
Eric Hook(22)(25)...................................     82,237 12)        2.07%     49,342(14)    32,895           *
Kenneth Ray(23)(26).................................     72,295 12)        1.82%     43,379(14)    28,918           *
Banque D'Orsay......................................    108,800 11)        2.73%     81,600(15)    27,200          --
E. Kenneth Hyatt(18)................................    109,479 11)        2.63%     78,359(15)    26,120           *
Willow Decker(21)...................................     64,241 12)        1.62%     38,545(14)    25,696           *

                                                       SHARES OF COMMON STOCK
                                                                                              SHARES OF COMMON STOCK
                                                         BENEFICIALLY OWNED                  TO BE BENEFICIALLY OWNED
                                                       BEFORE SALE UNDER THIS                 AFTER SALE UNDER THIS
                                                           PROSPECTUS(1)         SHARES TO       PROSPECTUS(1)(2)
                                                      ------------------------      BE       ------------------------
NAME OF BENEFICIAL OWNER                               NUMBER     PERCENTAGE       SOLD       NUMBER     PERCENTAGE
----------------------------------------------------  ---------  -------------  -----------  ---------  -------------
John J. McDonough(18)...............................     73,953 11)        1.86%     55,465(15)    18,488           *
Peggy J. Wilson(17).................................     68,000 11)        1.71%     51,000(15)    17,000
All other selling shareholders, each owning less
  than 1% of the total voting power of Pacific
  Community Banking Group prior to this offering
  (      persons)...................................

--------------------------

  * Less than 1%.

 (1) We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable within 60 days of March 31, 1999 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. Except as indicated in the footnote to this table and pursuant to applicable community property laws, each shareholder named in the table has sole voting power and investment power with respect to the shares set forth opposite such shareholder's name.

 (2) Assumes no exercise of underwriters' over-allotment option or warrants to purchase common stock.

 (3) Reflects the conversion of 307,500 shares of Series A preferred stock into 25,625 shares of common stock.

 (4) Reflects the conversion of 100,000 shares of Series A preferred stock into 8,333 shares of common stock. Loren Hansen's address is Knecht & Hansen, 1301 Dove Street, Suite 900, Newport Beach, California 92660.

 (5) Reflects the conversion of 75,000 shares of Series A preferred stock into 6,250 shares of common stock. Rice Brown's address is 27134 Paseo Espada, Suite 302, San Juan Capistrano, California 92675.

 (6) Reflects the conversion, upon the closing of The Bank of Hemet acquisition, of the following shares of The Bank of Hemet's common stock: 141,178 shares owned in the name of The Jaqua Trust of 1989, 7,243 shares of common stock owned in the name of James B. Jaqua IRA, 4,813 shares owned in the name of James B. Jaqua, and 4,467 shares owned in the name of M. Susan Jaqua IRA and options to purchase 2,400 shares of The Bank of Hemet's common stock.

 (7) Reflects the conversion of 65,000 shares of Series A preferred stock into 5,417 shares of common stock.

 (8) Reflects the conversion, upon the closing of the Valley Bank acquisition, of 5,081 shares of Valley Bank's common stock and options to purchase 110,250 shares of Valley Bank's common stock.

 (9) Reflects the conversion of 30,000 shares of Series A preferred stock into 2,500 shares of common stock.

(10) Reflects the conversion of 25,000 shares of Series A preferred stock into 2,083 shares of common stock.

(11) Reflects the conversion of all outstanding stock and options of The Bank of Hemet into shares of Pacific Community Banking Group common stock in the acquisition.

(12) Reflects the conversion of all outstanding stock and options of Valley Bank into shares of Pacific Community Banking Group common stock in the acquisition.

(13) Assumes that Messrs. Jaqua and Williams sell 75% of shares received in exchange for The Bank of Hemet stock and options. If they were to sell 88%, which is the maximum percentage that may be sold by all former The Bank of Hemet shareholders in the aggregate, Mr. Jaqua would sell 481,873 shares and would retain 65,710 shares, or 1.45%, and Mr. Williams would sell 32,912 shares and would retain 4,488 shares, or less than 1%. The exact numbers of shares sold and retained will depend upon the election that they make, as adjusted, if necessary, based on elections made by all other former shareholders of The Bank of Hemet, so that the aggregate percentage sold is between 75% and 88%.

(14) Assumes that the shareholder sells 60% of shares received in exchange for Valley Bank stock and options. The exact number of shares sold and retained will depend upon the elections that they make, as adjusted, if necessary, based on elections made by all other former shareholders of Valley Bank, so that the aggregate percentage sold is 60%.

(15) Assumes that the shareholder sells 75% of shares received in exchange for The Bank of Hemet stock and options. The exact number of shares sold and retained will depend on the elections that they make, as adjusted, if necessary, based on elections made by all other former shareholders of The Bank of Hemet, so that the aggregate sold is between 75% and 88%.

(16) As trustees for The Record 1990 Trust. Clayton A. Record, Jr. is a director of The Bank of Hemet.

(17) As trustee, under an agreement dated September 1, 1993 executed by James H. Wilson.

(18) The shareholder is a director of The Bank of Hemet.

(19) The shareholder is an executive officer of The Bank of Hemet.

(20) The shareholder is a principal shareholder of The Bank of Hemet.

(21) The shareholder is a director of Valley Bank.

(22) The shareholder is an executive officer of Valley Bank.

(23) The shareholder is a principal shareholder of Valley Bank.

(24) The amount includes 9,965 shares of The Bank of Hemet common stock owned by Jack Gosch Ford, Inc. Retirement Plan and Trust, and 6,575 of the The Bank of Hemet common stock owned by TASP, Incorporated, in all of which Mr. Gosch has shared ownership.

(25) Includes 123,252 shares held as Joint Trustee of Valley Bank's ESOP.

(26) Includes 17,103 shares held by Leota Phyllis Ray and Russell James Ray as conservators U/W Kenneth Leon Ray.

                           SUPERVISION AND REGULATION

GENERAL

    Both federal and state law extensively regulate bank holding companies. This regulation is intended primarily for the protection of depositors and the deposit insurance fund and not for the benefit of shareholders of Pacific Community Banking Group. Set forth below is a summary description of the material laws and regulations which relate to the operations of the banks and will relate to the operations of Pacific Community Banking Group once its application to be a bank holding company is approved and the acquisitions are consummated. The description does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

    In recent years, significant legislative proposals and reforms affecting the financial services industry have been discussed and evaluated by Congress. These proposals include legislation to revise the Glass-Steagall Act and the Bank Holding Company Act of 1956, as amended (the "BHCA"), and to expand permissible activities for banks, principally to facilitate the convergence of commercial and investment banking. Certain proposals also sought to expand insurance activities of banks. It is unclear whether any of these proposals, or any form of them, will be introduced in the next Congress and become law. Consequently, it is not possible to determine what effect, if any, they may have on Pacific Community Banking Group and the banks that it will own.

PACIFIC COMMUNITY BANKING GROUP

    Pacific Community Banking Group has applied to be a registered bank holding company. If the application is approved, it will be subject to regulation under the BHCA. Pacific Community Banking Group will be required to file with the Federal Reserve Board periodic reports and such additional information as the Federal Reserve Board may require pursuant to the BHCA. The Federal Reserve Board may conduct examinations of Pacific Community Banking Group and its subsidiaries, which will include the banks.

    The Federal Reserve Board may require that Pacific Community Banking Group terminate an activity or terminate control of or liquidate or divest certain subsidiaries or affiliates when the Federal Reserve Board believes the activity or the control of the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness or stability of any of its banking subsidiaries. The Federal Reserve Board also has the authority to regulate provisions of certain bank holding company debt, including authority to impose interest ceilings and reserve requirements on such debt. Under certain circumstances, Pacific Community Banking Group must file written notice and obtain approval from the Federal Reserve Board prior to purchasing or redeeming its equity securities.

    Under the BHCA and regulations adopted by the Federal Reserve Board, a bank holding company and its nonbanking subsidiaries are prohibited from requiring certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. Further, Pacific Community Banking Group is required by the Federal Reserve Board to maintain certain levels of capital.

    Pacific Community Banking Group will be required to obtain the prior approval of the Federal Reserve Board for the acquisition of more than 5% of the outstanding shares of any class of voting securities or substantially all of the assets of any bank or bank holding company. Prior approval of the Federal Reserve Board will also required for the merger or consolidation of Pacific Community Banking Group and another bank holding company.

    Pacific Community Banking Group will be prohibited by the BHCA, except in certain statutorily prescribed instances, from acquiring direct or indirect ownership or control of more than 5% of the outstanding voting shares of any company that is not a bank or bank holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiaries. However, Pacific Community Banking Group, subject to the prior approval of the Federal Reserve Board, may engage in any, or acquire shares of companies engaged in, activities that are deemed by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

    Under Federal Reserve Board regulations, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve Board's policy that in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve Board to be an unsafe and unsound banking practice or a violation of the Federal Reserve Board's regulations or both.

    Pacific Community Banking Group will also be a bank holding company within the meaning of Section 3700 of the California Financial Code. As such, Pacific Community Banking Group and its subsidiaries, including The Bank of Hemet and Valley Bank will be subject to examination by, and may be required to file reports with, the California Department of Financial Institutions.

    Pacific Community Banking Group has applied to have its securities registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. As such, Pacific Community Banking Group will be subject to the information, proxy solicitation, insider trading, and other requirements and restrictions of the Exchange Act.

THE BANKS

    The Bank of Hemet and Valley Bank, as California chartered banks, are subject to primary supervision, periodic examination, and regulation by the California Commissioner of Financial Institutions and the FDIC. To a lesser extent, the banks are also subject to certain regulations promulgated by the Federal Reserve Board. If, as a result of an examination of the banks, the FDIC should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of the banks' operations are unsatisfactory or that the bank or its management is violating or has violated any law or regulation, various remedies are available to the FDIC. These remedies include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict the growth of either of the banks, to assess civil monetary penalties, to remove officers and directors and ultimately to terminate

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either of the banks deposit insurance, which for a California chartered bank would result in a revocation of the banks' charter. The California Commissioner of Financial Institution has many of the same remedial powers.

    Various requirements and restrictions under the laws of the State of California and the United States affect the operations of the bank. State and federal statutes and regulations relate to many aspects of the banks' operations, including reserves against deposits, ownership of deposit accounts, interest rates payable on deposits, loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices, and capital requirements. Further, the banks are required to maintain certain levels of capital.

DIVIDENDS AND OTHER TRANSFERS OF FUNDS

    Dividends from the banks will constitute the principal source of income to Pacific Community Banking Group. Pacific Community Banking Group is a legal entity separate and distinct from the banks. The banks are subject to various statutory and regulatory restrictions on its ability to pay dividends, and will be subject to restrictions on the payment of dividends to Pacific Community Banking Group. In addition, the California Department of Financial Institutions and the Federal Reserve Board have the authority to prohibit the banks from paying dividends, depending upon the banks' financial condition, if the payment is deemed to constitute an unsafe or unsound practice.

    The FDIC and the California Commissioner of Financial Institutions also have authority to prohibit the banks from engaging in activities that, in their opinion, constitute unsafe or unsound practices in conducting its business. It is possible, depending upon the financial condition of the bank in question and other factors, that the FDIC and the Commissioner could assert that the payment of dividends or other payments might, under some circumstances, be such an unsafe or unsound practice. Further, the FDIC and the Federal Reserve Board have established guidelines with respect to the maintenance of appropriate levels of capital by banks or bank holding companies under their jurisdiction. Compliance with the standards set forth in those guidelines and the restrictions that are or may be imposed under the prompt corrective action provisions of federal law could limit the amount of dividends which the banks or Pacific Community Banking Group may pay. An insured depository institution is prohibited from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions if after the transaction the institution would be undercapitalized. Please refer to "--Prompt Corrective Regulatory Action and Other Enforcement Mechanisms" and "--Capital Standards" for a discussion of these additional restrictions on capital distributions.

    The banks are subject to certain restrictions imposed by federal law on any extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, Pacific Community Banking Group or other affiliates, the purchase of, or investments in, stock or other securities of Pacific Community Banking Group, the taking of such securities as collateral for loans, and the purchase of assets of Pacific Community Banking Group or other affiliates. Such restrictions prevent Pacific Community Banking Group and the banks' other affiliates from borrowing from the banks unless the loans are secured by marketable obligations of designated amounts. Further, such secured loans and investments by the banks to or in Pacific Community Banking Group or to or in any other affiliate are limited, individually, to 10.0% of each bank's capital and surplus (as defined by federal regulations), and such secured loans

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and investments are limited, in the aggregate, to 20.0% of each bank's capital and surplus (as defined by federal regulations). California law also imposes certain restrictions with respect to transactions involving Pacific Community Banking Group and other controlling persons of the banks. Additional restrictions on transactions with affiliates may be imposed on the bank under the prompt corrective action provisions of federal law.

CAPITAL STANDARDS

    The Federal Reserve Board and the FDIC have adopted risk-based minimum capital guidelines intended to provide a measure of capital that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as commercial loans.

    The federal banking agencies require a minimum ratio of qualifying total capital to risk-adjusted assets of 8% and a minimum ratio of Tier 1 capital to risk-adjusted assets of 4%. In addition to the risked-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets must be 3%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

PROMPT CORRECTIVE ACTION AND OTHER ENFORCEMENT MECHANISMS

    Federal banking agencies possess broad powers to take corrective and other supervisory action to resolve the problems of insured depository institutions, including but not limited to those institutions that fall below one or more prescribed minimum capital ratios. Each federal banking agency has promulgated regulations defining the following five categories in which an insured depository institution will be placed, based on its capital ratios: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. At December 31, 1998, The Bank of Hemet exceeded the required ratios for classification as "well capitalized." At that date, Valley Bank was deemed for regulatory purposes to be "adequately capitalized" because it was designated a troubled institution for reasons unrelated to capital levels.

    An institution that, based upon its capital levels, is classified as well capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. The federal banking agencies, however, may not

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treat a significantly undercapitalized institution as critically undercapitalized unless its capital ratio actually warrants such treatment.

    In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation, or any condition imposed in writing by the agency or any written agreement with the agency.

SAFETY AND SOUNDNESS STANDARDS

    The federal banking agencies have adopted guidelines designed to assist the federal banking agencies in identifying and addressing potential safety and soundness concerns before capital becomes impaired. The guidelines set forth operational and managerial standards relating to: (A) internal controls, information systems and internal audit systems, (B) loan documentation, (C) credit underwriting, (D) asset growth, (E) earnings, and (F) compensation, fees and benefits. In addition, the federal banking agencies have also adopted safety and soundness guidelines with respect to asset quality and earnings standards. These guidelines provide six standards for establishing and maintaining a system to identify problem assets and prevent those assets from deteriorating. Under these standards, an insured depository institution should: (A) conduct periodic asset quality reviews to identify problem assets, (B) estimate the inherent losses in problem assets and establish reserves that are sufficient to absorb estimated losses, (C) compare problem asset totals to capital, (D) take appropriate corrective action to resolve problem assets, (E) consider the size and potential risks of material asset concentrations, and (F) provide periodic asset quality reports with adequate information for management and the board of directors to assess the level of asset risk. These new guidelines also set forth standards for evaluating and monitoring earnings and for ensuring that earnings are sufficient for the maintenance of adequate capital and reserves.

PREMIUMS FOR DEPOSIT INSURANCE

    The banks' deposit accounts are insured by the Bank Insurance Fund of the FDIC, up to the maximum permitted by law. Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC or the institution's primary regulator.

    The FDIC charges an annual assessment for the insurance of deposits, which as of December 31, 1998, ranged from 0 to 27 basis points per $100 of insured deposits, based on the risk a particular institution poses to its deposit insurance fund. The risk classification is based on an institution's capital group and supervisory subgroup assignment. Pursuant to the Economic Growth and Paperwork Reduction Act of 1996, at January 1, 1997, the banks began paying, in addition to their normal deposit insurance premium as a member of the BIF, an amount equal to approximately 1.3 basis points per $100 of insured deposits toward the retirement of the Financing Corporation bonds issued in the 1980s to assist in the recovery of the savings and loan industry. Members of the Savings Association Insurance Fund, by contrast, pay, in addition to their normal deposit insurance premium, approximately 6.4 basis points. Under the Paperwork Reduction Act, the FDIC is not permitted to establish Savings Association Insurance Fund assessment rates that are lower than comparable Bank Insurance

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Fund assessment rates. Beginning no later than January 1, 2000, the rate paid to retire the Financing Corporation Bonds will be equal for members of the Bank Insurance Fund and the Savings Association Insurance Fund. The Paperwork Reduction Act also provided for the merging of the Bank Insurance Fund and the Savings Association Insurance Fund by January 1, 1999 provided there were no financial institutions still chartered as savings associations at that time. However, as of January 1, 1999, there were still financial institutions chartered as savings associations. Should the insurance funds be merged before January 1, 2000, the rate paid by all members of this new fund to retire the Financing Corporation Bonds would be equal.

INTERSTATE BANKING AND BRANCHING

    The Bank Holding Company Act permits bank holding companies from any state to acquire banks and bank holding companies located in any other state, subject to certain conditions, including certain nationwide- and state-imposed concentration limits. The banks have the ability, subject to certain restrictions, to acquire by acquisition or merger branches outside their home state. The establishment of new interstate branches is also possible in those states with laws that expressly permit it. Interstate branches are subject to certain laws of the states in which they are located. Competition may increase further as banks branch across state lines and enter new markets.

COMMUNITY REINVESTMENT ACT AND FAIR LENDING DEVELOPMENTS

    The banks are subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations and Community Reinvestment Act ("CRA") activities. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low- and moderate-income neighborhoods. A bank may be subject to substantial penalties and corrective measures for a violation of certain fair lending laws. The federal banking agencies may take compliance with those laws and CRA obligations into account when regulating and supervising other activities.

    A bank's compliance with its CRA obligations is based a performance-based evaluation system which bases CRA ratings on an institution's lending service and investment performance. When a bank holding company applies for approval to acquire a bank or other bank holding company, the Federal Reserve Board will review the assessment of each subsidiary bank of the applicant bank holding company, and those records may be the basis for denying the application. Based on examinations conducted August 24, 1998 for The Bank of Hemet and March 9, 1998 for Valley Bank, The Bank of Hemet was rated outstanding and Valley Bank was rated satisfactory in complying with their respective CRA obligations.

YEAR 2000 COMPLIANCE

    The Federal Financial Institutions Examination Council issued an interagency statement to the chief executive officers of all federally supervised financial institutions regarding year 2000 project management awareness. It is expected that unless financial institutions address the technology issues relating to the coming of the year 2000, there will be major disruptions in the operations of financial institutions. The statement provides guidance to financial institutions, providers of data services, and all examining personnel of the federal banking

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agencies regarding the year 2000 problem. The federal banking agencies intend to conduct year 2000 compliance examinations, and the failure to implement a year 2000 program may be seen by the federal banking agencies as an unsafe and unsound banking practice. If a federal banking agency determines that either of the banks is operating in an unsafe and unsound manner, that banks may be required to submit a compliance plan. Failure to submit a compliance plan or to implement an accepted plan may result in enforcement action being taken, which may include a cease and desist order and fines.

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                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 100,000,000 shares of common stock, no par value, and 100,000,000 shares of preferred stock, no par value. Immediately prior to the closing of this offering, 10,000 shares of our common stock, 1,085,000 shares of Series A preferred stock and 375,000 shares of Series B preferred stock will be issued and outstanding. The following summary description of our capital stock is qualified in its entirety by reference to our articles of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

COMMON STOCK

    As of March 31, 1999, we had 10,000 shares of common stock outstanding, held of record by one shareholder. The holders of our common stock are entitled to one vote, in person or by proxy, per share on any matter requiring shareholder action. Our articles do not provide for cumulative voting for any purpose so long as our stock is listed on Nasdaq.

    Holders of common stock are entitled to dividends when, as and if declared by the board of directors from funds legally available therefor (and after satisfaction of the prior rights of holders of outstanding preferred stock, if any) subject to certain restrictions on payment of dividends imposed by the California Corporations Code and other applicable regulatory limitations. Our ability to pay cash dividends is limited by the provisions of Section 500 of the California Corporations Code, which prohibits the payment of dividends unless
(A) our retained earnings immediately prior to the distribution exceeds the amount of the distribution; (B) our assets exceed 1 1/4 times our liabilities; or (C) our current assets exceed our current liabilities, but if our average pre-tax earnings before interest expense for the two years preceding the distribution was less than our average interest expense for those years, our current assets must exceed 1 1/4 times our current liabilities.

    The holders of common stock have no preemptive or other subscription rights and there are no redemption, sinking fund or conversion privileges applicable to the common stock. Upon our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities.

PREFERRED STOCK

    As of March 31, 1999, we had 1,085,000 shares of Series A preferred stock outstanding, held of record by 18 shareholders. In addition, as of March 31, 1999, we had 375,000 shares of Series B preferred stock outstanding, held of record by 16 shareholders. The board of directors has the authority to issue 98,540,000 additional shares of preferred stock in one or more series and to fix the powers, designations, preferences and rights, and qualifications, limitations or restrictions thereof, without any further vote or action by our shareholders.

    The Series A preferred stock and the Series B preferred stock are currently the only series of preferred stock with designated terms. Each share of Series A preferred stock is convertible into shares of our common stock at a conversion price equal to 80% of the price of our common stock in our initial offering to the public. Each share of Series B preferred stock is convertible into shares of our common stock at a conversion price equal to 85% of the price of our common stock in our initial offering to the public. The holders of Series A and Series B preferred stock do not have voting rights and are not entitled to receive

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dividends. On the closing of this offering, the preferred stock will automatically convert to common stock.

    We may issue Pacific Community Banking Group preferred stock from time to time in one or more series. The board is authorized to fix the number of shares of any series of preferred stock and to determine the designation of any such shares. The board is also authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock and, within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, to increase or decrease (but not the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

    Any issuance of preferred stock may adversely affect the rights of holders of our other securities. The effects might include (A) restrictions on common stock dividends if preferred stock dividends have not been paid; (B) dilution of the voting power and equity interest of holders of common stock to the extent that any preferred stock series has voting rights, or that any preferred stock shares are convertible into common stock, or (C) inability of current holders of common stock to share in our assets upon liquidation until satisfaction of any liquidation preferences granted to the holders of the preferred stock. Further, dividends payable on any newly issued series of preferred stock would reduce the amount of funds available for the payment of dividends on common stock, including the shares presently outstanding. Failure to make scheduled dividend or sinking fund payments on the preferred stock could, among other things, trigger restrictions on the payments of dividends on the common stock, including the shares presently outstanding, or temporarily deprive holders of common stock, including the shares presently outstanding, of certain voting rights. Also, certain fundamental matters requiring shareholder approval such as mergers, sales of assets and future amendments to the articles of incorporation may require approval by the separate vote of the holders of preferred stock, or in some cases by holders of shares in each class or series of preferred stock in addition to the approval of the holders of shares of common stock, including the shares presently outstanding, before we can taken any action.

    In the event of a proposed merger, tender offer or other attempt to gain control of us that the board did not approve, the board could authorize the issuance of preferred stock which could contain rights and preferences which could impede completion of the proposed merger, tender offer or other attempt to gain control of us. An effect of the issuance of preferred stock, therefore, may be to deter a future takeover attempt which some or a majority of the holders of common stock may deem to be in their best interests and in which holders of common stock may receive a premium for their shares over the then market price. We are not aware of any proposed or pending mergers, tender offers or other attempts to gain control of us.

WARRANTS

    We have agreed to issue ten-year warrants that are exercisable at a price equal to 122% of this offering price to the shareholders and holders of options to purchase common stock of The Bank of Hemet and Valley Bank. Based on the number of outstanding shares of common stock of The Bank of Hemet and Valley Bank, and options to purchase shares of their common stock, and assuming the price to the public of our common stock in our initial public

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offering is $15.00, approximately 1,308,000 warrants exercisable for the same number of shares of our common stock would be issued by us upon the completion of this offering and the acquisitions at an exercise price of $18.30 per share.

NUMBER OF DIRECTORS

    Although the California General Corporation Law does not require us to maintain any specific range of number of directors, the number of directors may not be less than a stated minimum nor more than a stated maximum (which in no case shall be greater than two times the stated minimum minus one) with the exact number of directors to be fixed, within the limits specified. Our bylaws currently provide that the number of directors on our board may not be fewer than five nor more than nine, with the exact number of directors currently fixed at five. Effective immediately before the close, the number of directors may not be fewer than eight nor more than fifteen, with the exact number of directors fixed at nine. An additional four members will be appointed to our board of directors as described in this prospectus.

OPTIONS

    Subject to regulatory approval, our board of directors and shareholders adopted the 1999 Stock Option Plan. Please refer to "Management--Employee Benefit Plans--1999 Stock Option Plan" for information regarding the provisions of this plan. 1,350,000 shares of our common stock have been reserved for issuance pursuant to this plan. Except for our stock option plan, we do not have any other long-term incentive plans.

REGISTRATION RIGHTS

    We have granted registration rights under certain circumstances to the holders of approximately 119,828 shares of our common stock acquired upon conversion of the Series A and Series B preferred stock. Such registration rights are subject to exclusion if the managing underwriter advises us that marketing factors require a limitation on the number of shares to be underwritten.

RESTRICTIONS ON ACQUISITION OF PACIFIC COMMUNITY BANKING GROUP

    The following discussion is a summary of certain provisions of California and Federal law and regulations and California corporate law relating to stock ownership and transfers, the board of directors and business combinations, all of which may be deemed to have "anti-takeover" effects. The description of these provisions is necessarily general and you should refer to the actual law and regulations.

    The Federal Change in Bank Control Act of 1978 prohibits a person or group of persons "acting in concert" from acquiring "control" of a bank holding company unless the Federal Reserve Bank (the "FRB") has been given 60 days' prior written notice of such proposed acquisition and within that time period the FRB has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the

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disapproval period if the FRB issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the FRB, the acquisition of more than 10% of a class of voting stock of a bank with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (such as our common stock), would, under the circumstances set forth in the presumption, constitute the acquisition of control.

    Under the California Financial Code, no person may, directly or indirectly, acquire control of a California licensed bank or a bank holding company unless the Commissioner of Financial Institutions has approved the acquisition of control. A person would be deemed to have acquired control of Pacific Community Banking Group under this state law if such person, directly or indirectly, has the power (A) to vote 25% or more of the voting power of Pacific Community Banking Group or (B) to direct or cause the direction of the management and policies of Pacific Community Banking Group. For purposes of this law, a person who directly or indirectly owns or controls 10% or more of Pacific Community Banking Group common stock would be presumed to control Pacific Community Banking Group.

    In addition, any "company" would be required to obtain the approval of the FRB under the Bank Holding Company Act of 1956, as amended, before acquiring 25% (5% in the case of an acquiror that is, or is deemed to be, a bank holding company) or more of the outstanding common stock of, or such lesser number of shares as constitute control over, Pacific Community Banking Group.

CHANGE OF CONTROL PROVISIONS IN COMPANY'S ARTICLES OF INCORPORATION

    Our articles of incorporation contain certain provisions that deal with matters of corporate governance and certain rights of shareholders. The following discussion is a general summary of Pacific Community Banking Group's articles of incorporation and regulatory provisions relating to stock ownership and transfer, the board of directors and business combinations, which might be deemed to have a potential "anti-takeover" effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the board of directors but which some of our individual shareholders may deem to be in their best interest or in which shareholders may receive a substantial premium for their shares over then current market prices. As a result, our shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions also render the removal of an incumbent board of directors or management of Pacific Community Banking Group more difficult. The following description of certain of the amendments to our articles of incorporation is necessarily general, and reference should be made in each case to the articles of incorporation.

    CLASSIFICATION OF BOARD OF DIRECTORS. When and as so long as Pacific Community Banking Group's stock is listed on Nasdaq, our board of directors will be divided into two classes, each of which contain approximately one-half of the whole number of the members of the board. The members of each class will be elected for a term of two years, with the terms of office of all members of one class expiring each year so that approximately one-half of the total number of directors are elected each year. The classified board is intended to provide for continuity of our board of directors and to make it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of the board of directors without consent of our incumbent board of directors.

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    AUTHORIZED SHARES.  Our articles authorize the issuance of 100,000,000 shares of common stock and 100,000,000 shares of preferred stock. The shares of common stock and preferred stock were authorized in an amount greater than that to be issued to provide our board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares may also be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of Pacific Community Banking Group. The board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board has the power, to the extent consistent with its fiduciary duties, to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of Pacific Community Banking Group, and thereby assist members of management to retain their positions. Our board has no present plans for the issuance of additional shares, other than the issuance of shares of Company common stock upon exercise of stock options.

    SHAREHOLDER VOTE REQUIRED TO APPROVE BUSINESS COMBINATION WITH PRINCIPAL SHAREHOLDERS. Our articles of incorporation require the approval of the holders of at least 66 2/3% of Company's outstanding shares of voting stock to approve certain "Business Combinations" (as defined in therein) involving a "Related Person" (as defined therein) except in cases where the proposed transaction has been approved in advance by a majority of those members of our board of directors who are unaffiliated with the Related Person and were directors prior to the time when the Related Person became a Related Person. The term "Related Person" is defined to include any individual, corporation, partnership or other entity (other than Pacific Community Banking Group or its subsidiary) which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of our voting stock or of an affiliate of such person or entity. This provision of our articles of incorporation applies to any "Business Combination," which is defined to include: (A) any merger or consolidation of Pacific Community Banking Group with or into any Related Person; (B) any sale, lease, exchange, mortgage, transfer, or other disposition of 25% or more of the assets of Pacific Community Banking Group or a subsidiary of Pacific Community Banking Group to a Related Person; (C) any merger or consolidation of a Related Person with or into Pacific Community Banking Group or a subsidiary of Pacific Community Banking Group; (D) any sale, lease, exchange, transfer, or other disposition of 25% or more of the assets of a Related Person to Pacific Community Banking Group or a subsidiary of Pacific Community Banking Group; (E) the issuance of any securities of Pacific Community Banking Group or a subsidiary of Pacific Community Banking Group to a Related Person; (F) the acquisition by Pacific Community Banking Group or a subsidiary of Pacific Community Banking Group of any securities of a Related Person; (G) any reclassification of common stock of Pacific Community Banking Group or any recapitalization involving the common stock of Pacific Community Banking Group; or (H) any agreement contract or other arrangement providing for any of the transactions described in the foregoing.

    Under California law, absent this provision, business combinations, including mergers, consolidations and sales of substantially all of the assets of a corporation must, subject to certain exceptions, be approved by the vote of the holders of a majority of the outstanding shares of our common stock and any other affected class of stock. The increased shareholder

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vote required to approve a business combination may have the effect of foreclosing mergers and other business combinations which a majority of shareholders deem desirable and place the power to prevent such a merger or combination in the hands of a minority of shareholders.

    AMENDMENT OF ARTICLES OF INCORPORATION AND BYLAWS. Amendments to our articles must be approved by a majority vote of its board of directors and also by a majority of the outstanding shares of its voting stock, provided, however, that an affirmative vote of at least 66 2/3% of the outstanding voting stock entitled to vote (after giving effect to the provision limiting voting rights) is required to amend or repeal certain provisions of the Articles of Incorporation, including the provision limiting voting rights, the provisions relating to approval of certain business combinations, the number and classification of directors, director and officer indemnification by Pacific Community Banking Group and amendment of Pacific Community Banking Group's bylaws and articles of incorporation. Pacific Community Banking Group's bylaws may be amended by its board of directors, or by a vote of 66 2/3% of the total votes eligible to be voted at a duly constituted meeting of shareholders.

    SHAREHOLDER NOMINATIONS AND PROPOSALS. Our bylaws require a shareholder who intends to nominate a candidate for election to the board of directors to give not less than 10 days' advance notice to the Secretary of Pacific Community Banking Group. The articles of incorporation provide that a shareholder who desires to raise new business to provide certain information to Pacific Community Banking Group concerning the nature of the new business, the shareholder and the shareholder's interest in the business matter. Similarly, a shareholder wishing to nominate any person for election as a director must provide us with certain information concerning the nominee and the proposing shareholder.

    PURPOSE AND TAKEOVER DEFENSIVE EFFECTS OF COMPANY'S ARTICLES OF INCORPORATION. Our board of directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by its board of directors. The board of directors believes these provisions are in our best interest and in the best interest of Pacific Community Banking Group's shareholders. In the judgment of the board of directors, our board will be in the best position to determine the true value of Pacific Community Banking Group and to negotiate more effectively for what may be in the best interest of its shareholders. Accordingly, the board of directors believes that it is in the best interest of Pacific Community Banking Group and its shareholders to encourage potential acquirors to negotiate directly with the board of directors of Pacific Community Banking Group and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of the board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Pacific Community Banking Group and which is in the best interest of all shareholders.

    Attempts to acquire control of financial institutions have recently become increasingly common. Takeover attempts which have not been negotiated with and approved by the board of directors present to shareholders the risks of a takeover on terms which may be less favorable than might otherwise be available. A transaction which is negotiated and approved by the board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value of Pacific Community Banking Group and its shareholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of Pacific Community Banking Group's assets.

    An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause it to incur great expense. Although a tender offer or other takeover attempt may be made at a price substantially above the current market prices, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, shareholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining shareholders. The concentration of control, which could result from a tender offer or other takeover attempt, could also deprive Pacific Community Banking Group's remaining shareholders of benefits of certain protective provisions of the Securities Exchange Act of 1934, if the number of beneficial owners became less than the 300 thereby allowing for deregistration under that act.

    Despite our belief as to the benefits to shareholders of these provisions of Pacific Community Banking Group's articles of incorporation, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by Pacific Community Banking Group's board, but pursuant to which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of our board of directors and of management more difficult. Our board of directors, however, has concluded that the potential benefits outweigh the possible disadvantages.

    Pursuant to applicable law, at any annual or special meeting of its shareholders, we may adopt additional charter provisions regarding the acquisition of its equity securities that would be permitted for a California business corporation. We do not presently intend to propose the adoption of further restrictions on the acquisition of our equity securities.

    The cumulative effect of the restriction on acquisition of Pacific Community Banking Group contained in the articles of incorporation and bylaws, federal law and California law may be to discourage potential takeover attempts and perpetuate incumbent management, even though certain of our shareholders may deem a potential acquisition to be in their best interest, or deem existing management not to be acting in their best interests.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock and warrants is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, Pacific Community Banking Group will have approximately 4,532,000 shares of common stock outstanding assuming (A) no exercise of the underwriters' over-allotment option, and (B) the price to the public of our common stock in our initial public offering is $15.00. Effective upon the consummation of this offering, assuming no exercise of outstanding options, Pacific Community Banking Group will have outstanding options to purchase approximately 470,000 shares of common stock and warrants to purchase approximately 1,308,000 shares of its common stock.

    Of the common stock outstanding upon completion of this offering, the
[             ] shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of Pacific Community Banking Group, as that term is defined under the Securities Act and the Regulations promulgated thereunder, and shares received in the acquisitions by some officers
and directors of The Bank of Hemet and Valley Bank. The remaining [      ]
shares of common stock held by officers, directors, employees, consultants and other shareholders of Pacific Community Banking Group were sold by Pacific Community Banking Group in reliance on exemptions from the registration requirements of the Securities Act and are "restricted securities" within the meaning of Rule 144 under the Securities Act and Rule 145 under the Securities Act. Any shares of common stock issued upon the exercise of options or warrants held by any of such persons will constitute restricted securities. Approximately
[      ] of the outstanding shares of common stock that are restricted securities will be eligible for sale in the public market as of the date of this prospectus (the "Effective Date") in reliance on Rule 144(k) under the
Securities Act. The remaining [      ] shares of common stock held by existing
shareholders are subject to lock-up agreements with the Underwriter's representatives. Of the shares of common stock subject to lock-up agreements,
approximately [      ] shares may not be sold or transferred until 90 days after
the Effective Date and [    ] shares may not be sold or transferred until 180
days after the Effective Date. None of the shares subject to such lock-up agreements may be sold or transferred during the applicable lock-up period without the consent of the underwriters except for transfers pursuant to gifts or certain partnership distributions and similar transfers in which the transferee enters into a substantially similar lock-up agreement. Upon the expiration of the lock-up agreements, all of such locked-up shares will become eligible for sale subject to the provisions of the Rules 144(k), 144 or 701. The Underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

    In general, under Rules 144 and 145 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned restricted securities for a period of at least one year from the later of the date such restricted securities were acquired from Pacific Community Banking Group or the date they were acquired from an affiliate, is entitled to sell, within any three-month period commencing 90 days after the Effective Date, a number of shares that does not exceed the greater of 1% of the
then outstanding shares of common stock (approximately [      ] shares
immediately after this offering) or the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions relating to the number and notice of sale and the availability of current public information about Pacific Community Banking Group.

    Further, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from Pacific Community Banking Group and the date they were acquired from an affiliate of Pacific Community Banking Group, a holder of such restricted securities who is not an affiliate at the time of the sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell the shares immediately after the Effective Date without regard to the volume and manner of sale limitations described above. Any employee, director or consultant to Pacific Community Banking Group who purchased his or her shares pursuant to a written compensation plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-Affiliates to sell their Rule 701 shares beginning 90 days after the Effective Date without having to comply with the volume limitations and other restrictions of Rule 144 holding period
restrictions. As of [             ], there were outstanding options to purchase
approximately [      ] shares which under certain circumstances would be
available for sale pursuant to Rule 701, of which approximately [      ] of the
shares underlying such options are subject to lock-up agreements. Of the
approximately [      ] total shares issuable upon exercise of outstanding
options, approximately [      ] shares may not be sold or transferred until 90
days after the Effective Date and [      ] shares may not be sold or transferred
until 180 days after the Effective Date. Options for approximately [      ] of
the total [      ] shares were exercisable as of [December 31, 1998]. For
information about the consequences of future sales of shares, please refer to "Risk Factors--Future sales of securities could diminish the interests of our shareholders" and "--Substantial sales of our common stock could adversely affect our stock price."

    Prior to this offering, there has been no public market for the common stock of Pacific Community Banking Group, and any sale of substantial amounts of common stock in the open market, or the availability of shares for sale, may adversely affect the market price of the common stock and the ability of Pacific Community Banking Group to raise funds through equity offerings in the future.

    As of the effective date of the registration statement of which this prospectus is a part, holders of 119,828 shares of common stock will be entitled to registration rights with respect to their shares. For a description of these rights and information about the consequences of their existence, please refer to "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement between Sutro & Co. Incorporated, as Representative of the several underwriters, Pacific Community Banking Group and the selling shareholders, the underwriters named below (the "Underwriters") have severally agreed to purchase from Pacific Community Banking Group and the selling shareholders the aggregate number of shares of common stock set forth opposite each of their names:

NAME                                                                                             NUMBER OF SHARES
-----------------------------------------------------------------------------------------------  -----------------
    Sutro & Co. Incorporated...................................................................

Total:.........................................................................................

    The underwriting agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in Pacific Community Banking Group's business and the receipt of certain certificates, opinions and letters from Pacific Community Banking Group and its counsel and independent auditors and certificates, opinions and letters from officers of The Bank of Hemet and Valley Bank and their respective counsel and independent auditors. The nature of the Underwriters' obligations is such that the Underwriters are committed to purchase all shares of common stock offered hereby if any of such shares are purchased. The underwriting agreement also provides that Sutro & Co. Incorporated's legal counsel fees and costs, which the Representative estimates at approximately $225,000, shall be paid for by Pacific Community Banking Group. Sutro & Co. Incorporated estimates that it will incur approximately $90,000 of these fees and costs in connection with advice relating to the acquisitions. In addition, the underwriting agreement provides that Pacific Community Banking Group will reimburse the Underwriters for up to $15,000 of out-of-pocket expenses incurred in this offering unless Pacific Community Banking Group consents to a higher amount.

    Pacific Community Banking Group has also agreed to pay Sutro & Co. Incorporated an advisory fee of $750,000 in consideration of Sutro & Co. Incorporated's financial advisory services in connection with the acquisitions of The Bank of Hemet and Valley Bank as well as approximately $65,000 in fees relating to other services provided in connection with the acquisitions.

    The Underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the public offering of the shares, this offering price and other selling terms may be changed by the Underwriters. The underwriting discount for those shares sold by the Selling Shareholders will be paid for by Pacific Community Banking Group.

    Prior to this offering, there has been no public market for the common stock. Accordingly, the initial public offering price will be determined by negotiations among the representative of the Underwriters, representatives of the Selling Shareholders and Pacific

Community Banking Group. Among the factors which will be considered in such negotiations are the prevailing market conditions, the history of, and the prospects for, Pacific Community Banking Group and the banks and the industry in which they will compete, past and present operations of the banks, past and present earnings and prospects for future earnings, an assessment of management, the general condition of the securities market at the time of this offering and other factors deemed relevant.

    Pacific Community Banking Group has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase
up to an aggregate of       additional shares of common stock from Pacific
Community Banking Group at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. To the extent that the Underwriters exercise such option, the Underwriters will have a firm commitment to purchase such additional shares in approximately the same proportion that the number of shares of common stock to be purchased by each of them shown in the above table bears to the total number of shares of common stock offered hereby. Pacific Community Banking Group will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of common stock offered hereby.

    The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

    Pacific Community Banking Group and some of the selling shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

    The executive officers, certain directors and certain other shareholders of Pacific Community Banking Group, The Bank of Hemet and Valley Bank, have agreed that they will not, without the prior written consent of Sutro & Co. Incorporated, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them during either a 90-day or 180-day period following the effective date of this offering, except
(A) sales made in connection with this offering; (B) the issuance of shares upon the exercise of options granted prior to the date hereof and the grant of additional options by Pacific Community Banking Group under its stock option plans; (C) to the holders of common stock of The Bank of Hemet and Valley Bank as described in the Prospectus; (D) to his or her immediate family; or (E) to a charitable organization; provided that the recipients thereof in (D) or (E) agree to be bound to the terms of the lock-up agreement to which these shareholders are bound.

    In general, the rules of the Securities and Exchange Commission will prohibit the Underwriters from making a market in Pacific Community Banking Group's common stock during the restricted period immediately preceding the pricing of the common stock offered hereby. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an Underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with this offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, the Underwriters, certain selling group members (if any) or their respective affiliates intend to engage in passive market making in the common stock during the restricted period.

    In connection with this offering, the Underwriters and other persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the Underwriters may over-allot in connection with this offering, creating a short position in the common stock for their own account. To cover over-allotments or to stabilize the price of the common stock, the Underwriters may bid for, and purchase, shares of the common stock in the open market. The Underwriters may also impose a penalty bid whereby the Underwriters may reclaim selling concessions allowed to other underwriters, if any, or dealers for distributing the common stock in this offering, if the Underwriters repurchase previously distributed common stock in transactions to cover their short position, in stabilization transactions or otherwise. Finally, the Underwriters may bid for, and purchase, shares of the common stock in market making transactions. These activities may stabilize or maintain the market price of the common stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities, which may be effected on the Nasdaq Stock Market or otherwise, and may end any of these activities at any time.

    The Representative has advised Pacific Community Banking Group that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

                                    EXPERTS

    The financial statements for Pacific Community Banking Group and The Bank of Hemet included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports dated February 26, 1999 and January 27, 1999, respectively, with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

    The balance sheets of Valley Bank as of December 31, 1998, 1997 and 1996 and the related statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998, and included in this Prospectus have been audited by McGladrey & Pullen, LLP, independent certified public accountants, incorporated by reference herein, upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon by Morrison & Foerster LLP, Irvine, California. Certain other matters will be passed upon for Pacific Community Banking Group by Knecht & Hansen, Newport Beach, California. Certain matters in connection with this offering will be passed upon for the Underwriters by Manatt Phelps & Phillips, LLP, Los Angeles, California. Mr. Loren Hansen of the firm Knecht & Hansen has purchased an aggregate of 100,000 shares of Series A Preferred Stock which will automatically convert into 8,333 shares of common stock upon the closing of this offering.

                             ADDITIONAL INFORMATION

    Pacific Community Banking Group has filed with the Securities and Exchange Commission a registration statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to Pacific Community Banking Group and the shares of common stock offered hereby, reference is made to the registration statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. Copies of such materials may be examined without charge at, or obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Room 1024 Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 (telephone 202- 942-8090), and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York New York 10048. The Commission maintains a World Wide Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. Reports, proxy statements and other information concerning Pacific Community Banking Group may also be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington D.C. 20006.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                           PAGE NO.
                                                                                                          -----------
Pacific Community Banking Group

    Report of Arthur Andersen LLP, Independent Public Accountants.......................................         F-2
    Balance Sheets--December 31, 1998 and 1997..........................................................         F-3
    Statements of Operations............................................................................         F-4
    Statements of Shareholders' Equity..................................................................         F-5
    Statements of Cash Flow.............................................................................         F-6
    Notes to Financial Statements.......................................................................         F-7

The Bank of Hemet

    Report of Arthur Andersen LLP, Independent Public Accountants.......................................        F-11
    Consolidated Balance Sheets--December 31, 1998 and 1997.............................................        F-12
    Consolidated Statements of Operations...............................................................        F-13
    Consolidated Statements of Shareholders' Equity.....................................................        F-14
    Consolidated Statements of Cash Flow................................................................        F-15
    Notes to Consolidated Financial Statements..........................................................        F-16

Valley Bank

    Report of McGladrey & Pullen, LLP Independent Auditors..............................................        F-34
    Balance Sheets--December 31, 1998 and 1997..........................................................        F-35
    Statements of Income................................................................................        F-36
    Statements of Stockholders' Equity..................................................................        F-37
    Statements of Cash Flows............................................................................        F-38
    Notes to Financial Statements.......................................................................        F-39

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
  Pacific Community Banking Group:

    We have audited the accompanying balance sheets of PACIFIC COMMUNITY BANKING GROUP (a California corporation) as of December 31, 1998 and 1997, and the related statements of operations, shareholders' equity and cash flows for the year ended December 31, 1998, and for the period from inception (October 17, 1997) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Community Banking Group as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the year ended December 31, 1998 and the period from inception (October 17, 1997) to December 31, 1997 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Orange County, California
February 26, 1999

                        PACIFIC COMMUNITY BANKING GROUP
                   BALANCE SHEETS--DECEMBER 31, 1998 AND 1997

                                                                                             1998         1997
                                                                                         ------------  -----------
                                                      ASSETS
CURRENT ASSETS:
  Cash.................................................................................  $    395,948  $   170,131
  Prepaid expenses.....................................................................         1,333           --
  Capitalized acquisition and offering costs...........................................       198,127       26,814
                                                                                         ------------  -----------
      Total current assets.............................................................       595,408      196,945
                                                                                         ------------  -----------
EQUIPMENT AND FURNITURE, at cost.......................................................         7,096           --
  Less--accumulated depreciation.......................................................         1,458           --
                                                                                         ------------  -----------
                                                                                                5,638           --
                                                                                         ------------  -----------
                                                                                         $    601,046  $   196,945
                                                                                         ------------  -----------
                                                                                         ------------  -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable.....................................................................  $     94,429  $    54,112
  Refundable common stock subscriptions................................................            --       85,000
                                                                                         ------------  -----------
Total current liabilities..............................................................        94,429      139,112
                                                                                         ------------  -----------
COMMITMENTS AND CONTINGENCIES (Note 5)
SHAREHOLDERS' EQUITY:
  Preferred stock, no par value:
    Authorized--100,000,000 shares
    Issued and outstanding--no shares..................................................            --           --
  Common stock, no par value:
    Authorized--100,000,000 shares
    Issued and outstanding-10,000 shares...............................................         2,500        2,500
  Common stock subscriptions...........................................................     1,305,000      680,000
  Common stock subscriptions receivable................................................      (205,764)    (542,990)
  Accumulated deficit..................................................................      (595,119)     (81,677)
                                                                                         ------------  -----------
Total shareholders' equity.............................................................       506,617       57,833
                                                                                         ------------  -----------
                                                                                         $    601,046  $   196,945
                                                                                         ------------  -----------
                                                                                         ------------  -----------

      The accompanying notes are an integral part of these balance sheets.

                        PACIFIC COMMUNITY BANKING GROUP
                            STATEMENTS OF OPERATIONS

                                                                                                    INCEPTION
                                                                                                   (OCTOBER 17,
                                                                                    YEAR ENDED        1997)
                                                                                   DECEMBER 31,  TO DECEMBER 31,
                                                                                       1998            1997
                                                                                   ------------  ----------------
REVENUES.........................................................................   $       --      $       --
GENERAL AND ADMINISTRATIVE EXPENSES..............................................      525,568          82,477
                                                                                   ------------        -------
    Loss from operations.........................................................      525,568          82,477
INTEREST INCOME..................................................................       11,326              --
                                                                                   ------------        -------
    Net loss before taxes........................................................      514,242          82,477
PROVISION FOR INCOME TAXES.......................................................          800             800
                                                                                   ------------        -------
    Net loss.....................................................................   $  513,442      $   81,677
                                                                                   ------------        -------
                                                                                   ------------        -------
Basic and diluted loss per share.................................................   $    51.34      $     8.17
                                                                                   ------------        -------
                                                                                   ------------        -------
Weighted average shares outstanding..............................................       10,000          10,000
                                                                                   ------------        -------
                                                                                   ------------        -------

        The accompanying notes are an integral part of these statements.

                        PACIFIC COMMUNITY BANKING GROUP
                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                       COMMON
                                                    COMMON STOCK         COMMON        STOCK
                                                --------------------     STOCK      SUBSCRIPTIONS ACCUMULATED      TOTAL
                                                 SHARES     AMOUNT    SUBSCRIPTIONS  RECEIVABLE     DEFICIT       EQUITY
                                                ---------  ---------  ------------  ------------  ------------  -----------
BALANCE, October 17, 1997,
(inception)...................................         --  $      --   $       --    $       --    $       --   $        --
  Common stock issuance.......................     10,000      2,500           --            --            --         2,500
  Common stock subscriptions..................         --         --      680,000      (542,990)           --       137,010
  Net loss....................................         --         --           --            --       (81,677)      (81,677)
                                                ---------  ---------  ------------  ------------  ------------  -----------
BALANCE, December 31, 1997....................     10,000      2,500      680,000      (542,990)      (81,677)       57,833
  Common stock subscriptions..................         --         --      625,000       337,226            --       962,226
  Net loss....................................         --         --           --            --      (513,442)     (513,442)
                                                ---------  ---------  ------------  ------------  ------------  -----------
BALANCE, December 31, 1998....................     10,000  $   2,500   $1,305,000    $ (205,764)   $ (595,119)  $   506,617
                                                ---------  ---------  ------------  ------------  ------------  -----------
                                                ---------  ---------  ------------  ------------  ------------  -----------

        The accompanying notes are an integral part of these statements.

                        PACIFIC COMMUNITY BANKING GROUP
                            STATEMENTS OF CASH FLOWS

                                                                                                   INCEPTION
                                                                                 YEAR ENDED   (OCTOBER 17, 1997)
                                                                                DECEMBER 31,    TO DECEMBER 31,
                                                                                    1998             1997
                                                                                ------------  -------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss....................................................................   $ (513,442)      $   (81,677)
  Adjustments to reconcile net loss to net cash used in operating activities--
    Depreciation and amortization.............................................        1,458                --
    Expenses recorded on issuance of stock subscriptions in exchange for
      services................................................................       10,000            52,011
    Changes in assets and liabilities:
    Increase in capitalized acquisition and offering costs....................     (171,313)          (26,814)
    Increase in prepaid expenses..............................................       (1,333)               --
    Increase in accounts payable..............................................       40,317            54,112
                                                                                ------------         --------
      Net cash used in operating activities...................................     (634,313)           (2,368)
                                                                                ------------         --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment and furniture..........................................       (7,096)               --
                                                                                ------------         --------
      Net cash used in investing activities...................................       (7,096)               --
                                                                                ------------         --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of common stock, common stock subscriptions, and
    refundable common stock subscriptions.....................................      867,226           172,499
                                                                                ------------         --------
      Net cash provided by financing activities...............................      867,226           172,499
                                                                                ------------         --------
NET INCREASE IN CASH..........................................................      225,817           170,131
CASH, beginning of year.......................................................      170,131                --
                                                                                ------------         --------
CASH, end of year.............................................................   $  395,948       $   170,131
                                                                                ------------         --------
                                                                                ------------         --------

SUPPLEMENTAL DISCLOSURES OF NON CASH FINANCING ACTIVITIES:

During 1997, common stock subscriptions in the amount of $52,011 were issued to an investor in exchange for payment of certain expenses.

During 1998, common stock subscriptions in the amount of $10,000 were issued to a third party in exchange for services.

        The accompanying notes are an integral part of these statements.

                        PACIFIC COMMUNITY BANKING GROUP

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

    1.  COMPANY BACKGROUND

       Pacific Community Banking Group (the Company), a California corporation, was formed on October 17, 1997, for the purpose of acquiring community banking organizations in the Southern California region. The Company has had no revenues to date.

    2.  ACQUISITION AGREEMENTS

       During 1998, the Company entered into definitive agreements for the acquisition of The Bank of Hemet ("Hemet") and Valley Bank ("Valley"), which were amended subsequently during 1999. The agreements are contingent upon the completion of an initial public offering ("IPO"). The agreements provide for the exchange of all of the outstanding stock of Hemet and Valley for common stock and for warrants to purchase common stock of the Company. The shareholders of Hemet will receive 3.4 shares of the Company's common stock and one warrant in exchange for each share held of Hemet common stock. The Valley shareholders will receive two-thirds of a share of Company common stock for each share held of Valley common stock. Additionally, the Valley shareholders will receive one warrant for the purchase of Company common stock for every three shares held of Valley common stock. The Hemet and Valley warrants will be exercisable at 122 percent of the IPO price, and have a contractual life of ten years. There can be no assurance that the Company's proposed public offering will be successful and that these acquisitions will be completed.

    3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        a.  USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        b.  EQUIPMENT AND FURNITURE

       The Company provides for depreciation based on the estimated useful lives of depreciable assets using the straight-line method. Estimated useful lives are as follows:

Computers and office equipment.................    3 years
Furniture and fixtures.........................    7 years

       Property additions are stated at acquisition cost. Upon retirement or disposal of depreciable assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations.

                        PACIFIC COMMUNITY BANKING GROUP

                           DECEMBER 31, 1998 AND 1997

        c.  CAPITALIZED ACQUISITION AND OFFERING COSTS

       Certain legal, accounting and underwriting fees incurred in connection with a proposed acquisition of certain businesses have been capitalized as of December 31, 1997. During 1998, the Company expensed the balance of these costs. In addition, the Company has capitalized costs related to its planned IPO. Capitalized offering costs will be recorded as a reduction of the proceeds received in the IPO or will be expensed should the IPO not be consummated. Capitalized offering costs are approximately $198,000 as of December 31, 1998.

        d.  INCOME TAXES

       The Company accounts for income taxes using the asset and liability method as prescribed by Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws.

        e.  EARNINGS PER SHARE

       The Company accounts for earnings per share in accordance with SFAS No. 128, "Earnings Per Share." This Statement requires the presentation of both basic and diluted net income per share for financial statement purposes. Basic net income per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. Diluted net income per share includes the effect of potential common shares, including dilutive stock options using the treasury stock method. For the year ended December 31, 1998 and the period ended December 31, 1997, potential common shares were excluded from the calculation of diluted net income per share as their impact would be anti-dilutive.

        4.  INCOME TAXES

       No provision for federal income taxes has been recorded as the Company incurred net operating losses since inception. At December 31, 1998, the Company had approximately $595,000 and $297,000 of federal and state net operating loss carryforwards, respectively, available to offset future taxable income; which expire through 2017. Under the Tax Reform Act of 1986, the benefits from net operating losses carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50 percent over a three year period.

       Deferred tax assets totaling approximately $238,000 and $33,000 at December 31, 1998 and 1997, respectively, consist primarily of the tax effect of net operating loss carryforwards. The Company has provided a full valuation allowance against the

                        PACIFIC COMMUNITY BANKING GROUP

                           DECEMBER 31, 1998 AND 1997

       deferred tax assets due to uncertainty regarding the Company's ability to generate sufficient income in future periods for such assets to be realized.

        5.  COMMITMENTS AND CONTINGENCIES

        LEASES

       The Company occupies its office premises under a noncancellable lease agreement which expires in June 1999. At December 31, 1998, future minimum lease commitments are as follows:

Year ending December 31:
  1999.............................................................  $  11,520
  Thereafter.......................................................         --
                                                                     ---------
Total future minimum lease payments................................  $  11,520
                                                                     ---------
                                                                     ---------

       Rental expense for the year ended December 31, 1998 and for the period from inception to December 31, 1997 was approximately $32,000 and $7,000, respectively.

        EMPLOYMENT AND CONSULTING AGREEMENTS

       The Company entered into a five-year, four-month employment agreement with its Chief Executive Officer beginning on September 1, 1997. The agreement provides for an annual base salary that is adjusted for the Consumer Price Index, normal employee benefits, and an annual bonus at the discretion of the Board of Directors. The agreement also entitles the officer to 250,000 ten-year incentive stock options at an exercise price equal to the fair market value of the Company's common stock at the date of issuance, which would be issued after the closing of the IPO. Additionally, the agreement contains an income continuation provision, which will provide for payments of $60,000 per year for fifteen years, beginning at the employee's retirement date. This provision could take effect at the successful closing of the Company's first acquisition or merger. Upon implementation of this provision, the Company will accrue a liability for the present value of the amounts to ultimately be distributed. However, the employee has invoked a waiver clause within the agreement, and thus has elected to defer the implementation of the income continuation provision until such time as the Company can support such provision.

       On July 1, 1998, the Company entered into an agreement with a consultant to review certain loans being made by banks with which the Company has entered into definitive purchase agreements (Please refer to Note 2). The agreement, as amended, calls for the payment of a monthly retainer of $3,500 per month from July 1, 1998 through May 15, 1999, as well as reimbursement for all out-of-pocket business expenses. Payments made under this agreement have been recorded in capitalized acquisition and offering costs in the accompanying financial statements.

                        PACIFIC COMMUNITY BANKING GROUP

                           DECEMBER 31, 1998 AND 1997

        6.  COMMON STOCK SUBSCRIPTIONS

       The Company has entered into common stock subscription agreements ("the Agreements") with various investors who have contributed cash or services to the Company. The Agreements provide for the conversion of funds invested into shares of common stock of the Company. The conversion into common stock would be at a price equal to eighty percent of the IPO price, and the conversion will occur only under certain conditions, including the successful acquisition of a financial institution and the closing of an IPO. Under the terms of the Agreements, the funds invested could only be disbursed by the Company under certain conditions, which included the signing of a definitive acquisition agreement with a financial institution. As of December 31, 1997, under the terms of the Agreements, fifty percent of the invested funds were disbursable. The remaining fifty percent of invested funds is reflected as a liability in the accompanying financial statements. As of December 31, 1998, the conditions for full disbursement of invested funds had been met.

       As of the respective balance sheet dates, the total value of Agreements that have been signed is included in common stock subscriptions in the accompanying financial statements. The portion of the Agreements that has not been paid is recorded as a subscription receivable, an offset to the common stock subscriptions account.

        7.  SUBSEQUENT EVENTS (UNAUDITED)

       During March 1999, the Company amended its common stock subscription agreements. Funds that have been invested in the Company will be exchanged for one share of preferred stock for every dollar invested. Each share of preferred stock will automatically convert into shares of common stock upon the closing of the IPO. Initial founding investors will receive Series A Preferred Stock for all contributions, while subsequent investors will receive Series B Preferred Stock for their contributions. Series A Preferred Stock shall convert to common stock at a per share price of eighty percent of the IPO price per share. Series B Preferred Stock shall convert at a per share price of eighty-five percent of the IPO price per share.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and

Board of Directors of The Bank of Hemet:

    We have audited the accompanying consolidated balance sheets of THE BANK OF HEMET (a California corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Bank of Hemet and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Orange County, California
January 27, 1999

                       THE BANK OF HEMET AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS--DECEMBER 31, 1998 AND 1997

                                                                                        1998            1997
                                                                                   --------------  --------------
                                                     ASSETS

CASH AND DUE FROM BANKS..........................................................  $    6,496,000  $    6,521,000
FEDERAL FUNDS SOLD...............................................................      10,500,000      13,000,000
                                                                                   --------------  --------------
    Total Cash and Cash Equivalents..............................................      16,996,000      19,521,000

INVESTMENT SECURITIES HELD TO MATURITY
    Market values of $24,884,000 in 1998 and
      $24,842,000 in 1997, respectively..........................................      24,882,000      24,833,000

LOANS AND LEASES.................................................................     207,802,000     192,287,000
ALLOWANCE FOR LOAN AND LEASE LOSSES..............................................      (2,232,000)     (2,116,000)
                                                                                   --------------  --------------
    Loans and Leases, net........................................................     205,570,000     190,171,000

PREMISES AND EQUIPMENT, net......................................................       1,541,000       1,637,000
ACCRUED INTEREST RECEIVABLE......................................................       1,140,000       1,921,000
OTHER REAL ESTATE OWNED..........................................................          77,000         779,000
OTHER ASSETS.....................................................................       2,671,000       2,461,000
                                                                                   --------------  --------------
                                                                                   $  252,877,000  $  241,323,000
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY

DEPOSITS
  Noninterest bearing demand deposits............................................  $   33,975,000  $   29,307,000
  Savings and interest-bearing demand deposits...................................      67,720,000      59,702,000
  Money market deposits..........................................................       3,669,000       4,251,000
  Time deposits of $100,000 or more..............................................       8,141,000       9,149,000
  Time deposits less than $100,000...............................................     116,880,000     116,802,000
                                                                                   --------------  --------------
    Total Deposits...............................................................     230,385,000     219,211,000

ACCRUED INTEREST PAYABLE AND OTHER LIABILITIES...................................       1,468,000       1,884,000
                                                                                   --------------  --------------
                                                                                      231,853,000     221,095,000
                                                                                   --------------  --------------

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY
  Common stock, no par value--Authorized--20,000,000 shares Issued and
    outstanding--844,278.........................................................       3,666,000       3,666,000
  Retained earnings..............................................................      17,358,000      16,562,000
                                                                                   --------------  --------------
    Total Stockholders' Equity...................................................      21,024,000      20,228,000
                                                                                   --------------  --------------
                                                                                   $  252,877,000  $  241,323,000
                                                                                   --------------  --------------
                                                                                   --------------  --------------

              The accompanying notes are an integral part of these
                          consolidated balance sheets.

                       THE BANK OF HEMET AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                          1998           1997           1996
                                                                      -------------  -------------  -------------
INTEREST INCOME
  Loans, including fees.............................................  $  17,102,000  $  16,795,000  $  17,202,000
  Investment securities.............................................      1,610,000      1,633,000      1,416,000
  Federal funds sold................................................        704,000        563,000        509,000
                                                                      -------------  -------------  -------------
    Total Interest Income...........................................     19,416,000     18,991,000     19,127,000
                                                                      -------------  -------------  -------------

INTEREST EXPENSE
  Transaction and savings deposits..................................      2,216,000      2,228,000      2,029,000
  Time deposits of $100,000 or more.................................        501,000        489,000        891,000
  Time deposits less than $100,000..................................      6,468,000      6,214,000      5,903,000
  Other borrowings..................................................              0         15,000              0
                                                                      -------------  -------------  -------------
    Total Interest Expense..........................................      9,185,000      8,946,000      8,823,000
                                                                      -------------  -------------  -------------

    Net Interest Income.............................................     10,231,000     10,045,000     10,304,000

PROVISION FOR LOAN AND LEASE LOSSES.................................              0        250,000        988,000
                                                                      -------------  -------------  -------------

    Net Interest Income after Provision for Loan
      and Lease Losses..............................................     10,231,000      9,795,000      9,316,000
                                                                      -------------  -------------  -------------

NONINTEREST INCOME
  Fees and service charges on deposits..............................        518,000        554,000        588,000
  Other charges and fees............................................        118,000        149,000        205,000
  Other income......................................................        727,000        501,000        455,000
                                                                      -------------  -------------  -------------
    Total Noninterest Income........................................      1,363,000      1,204,000      1,248,000
                                                                      -------------  -------------  -------------

NONINTEREST EXPENSE
  Salaries and employee benefits....................................      3,735,000      3,462,000      3,640,000
  Premises and equipment............................................      1,066,000        987,000      1,008,000
  Other real estate owned, net......................................       (101,000)      (187,000)     1,237,000
  Other expenses....................................................      2,036,000      1,938,000      2,297,000
                                                                      -------------  -------------  -------------
    Total Noninterest Expense.......................................      6,736,000      6,200,000      8,182,000
                                                                      -------------  -------------  -------------
    Income before Provision for Income Taxes........................      4,858,000      4,799,000      2,382,000

PROVISION FOR INCOME TAXES..........................................      2,035,000      1,997,000      1,009,000
                                                                      -------------  -------------  -------------
    Net Income......................................................  $   2,823,000  $   2,802,000  $   1,373,000
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

EARNINGS PER SHARE
    Basic Earnings Per Share........................................  $        3.34  $        3.25  $        1.53
    Diluted Earnings Per Share......................................  $        3.23  $        3.15  $        1.53

              The accompanying notes are an integral part of these
                            consolidated statements.

                       THE BANK OF HEMET AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                                 COMMON STOCK
                                                                           ------------------------    RETAINED
                                                                            SHARES       AMOUNT        EARNINGS
                                                                           ---------  -------------  -------------
BALANCE, December 31, 1995...............................................    828,398  $   4,358,000  $  14,721,000
Exercise of stock options, including tax benefit.........................     59,970        559,000             --
Amendment to preferred stock conversion (Note 9).........................      6,536        147,000       (147,000)
Common stock cash dividend at $1.00 per share............................         --             --       (882,000)
Supplemental cash dividend at $0.19 per share (Note 9)...................         --             --        (26,000)
Net income for the year..................................................         --             --      1,373,000
                                                                           ---------  -------------  -------------
BALANCE, December 31, 1996...............................................    894,904      5,064,000     15,039,000
Repurchased shares.......................................................    (50,626)    (1,398,000)            --
Common stock cash dividend at $1.50 per share............................         --             --     (1,279,000)
Net income for the year..................................................         --             --      2,802,000
                                                                           ---------  -------------  -------------
BALANCE, December 31, 1997...............................................    844,278      3,666,000     16,562,000
Common stock cash dividend at $2.40 per share............................         --             --     (2,027,000)
Net income for the year..................................................         --             --      2,823,000
                                                                           ---------  -------------  -------------
BALANCE, December 31, 1998...............................................    844,278  $   3,666,000  $  17,358,000
                                                                           ---------  -------------  -------------
                                                                           ---------  -------------  -------------

              The accompanying notes are an integral part of these
                            consolidated statements.

                       THE BANK OF HEMET AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                           1998           1997           1996
                                                                       -------------  -------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.........................................................  $   2,823,000  $   2,802,000  $   1,373,000
  Adjustments to Reconcile Net Income to Net Cash Provided by
    Operating Activities:
    Depreciation and amortization....................................        299,000        259,000        287,000
    Provision for possible loan and lease losses.....................              0        250,000        988,000
    Deferred income tax (benefit)....................................        199,000        513,000       (407,000)
    Loss (gain) on sale and write-down of other real estate owned....       (162,000)      (310,000)       936,000
    Accretion of discount on investments.............................        (36,000)      (259,000)      (182,000)
    Decrease (increase) in accrued interest receivable...............        781,000          1,000       (539,000)
    Increase in other assets.........................................       (409,000)      (304,000)       (43,000)
    Increase (decrease) in accrued interest payable and other
      liabilities....................................................       (417,000)        (2,000)       435,000
                                                                       -------------  -------------  -------------
      Net Cash Provided by Operating Activities......................      3,078,000      2,950,000      2,848,000
                                                                       -------------  -------------  -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from maturities of investment securities................    101,130,000     32,000,000     20,000,000
    Purchases of investment securities...............................   (101,142,000)   (31,794,000)   (22,037,000)
    Net increase in loans and leases.................................    (16,125,000)    (6,406,000)    (3,453,000)
    Purchases of premises and equipment..............................       (203,000)      (373,000)      (162,000)
    Proceeds from sales of other real estate owned...................      1,589,000      2,896,000      1,640,000
                                                                       -------------  -------------  -------------
      Net Cash Used in Investing Activities..........................    (14,751,000)    (3,677,000)    (4,012,000)
                                                                       -------------  -------------  -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net increase in demand, savings, and money market deposits.......     12,104,000      1,699,000     10,676,000
    Net increase (decrease) in time deposits.........................       (929,000)     5,244,000     (5,834,000)
    Stock options exercised including tax benefit....................              0              0        559,000
    Cash dividends paid..............................................     (2,027,000)    (1,279,000)      (908,000)
    Cash paid for Tender Offer, including expenses...................              0     (1,398,000)             0
                                                                       -------------  -------------  -------------
      Net Cash Provided by Financing Activities......................      9,148,000      4,266,000      4,493,000
                                                                       -------------  -------------  -------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.................     (2,525,000)     3,539,000      3,329,000
                                                                       -------------  -------------  -------------
CASH AND CASH EQUIVALENTS, Beginning of Year.........................     19,521,000     15,982,000     12,653,000
                                                                       -------------  -------------  -------------
CASH AND CASH EQUIVALENTS, End of Year...............................  $  16,996,000  $  19,521,000  $  15,982,000
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

SUPPLEMENTAL INFORMATION
      Interest paid..................................................  $   9,212,000  $   8,919,000  $   8,853,000
      Income taxes paid..............................................  $   2,105,000  $   1,160,000  $     995,000
      Loans to Facilitate Sale of Other Real Estate Owned............  $      37,000  $     949,000  $     398,000
      Transfer from Loans to Other Real Estate Owned.................  $     726,000  $   1,185,000  $     847,000

              The accompanying notes are an integral part of these
                            consolidated statements.

                       THE BANK OF HEMET AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  PRINCIPLES OF CONSOLIDATION AND NATURE OF OPERATIONS

    The consolidated financial statements include the accounts of The Bank of Hemet, and its primary wholly owned subsidiary, BankLink Corporation (BankLink) (collectively referred to as "the Bank"). BankLink is a provider of data processing services for banks. The Bank operates five branches in communities located in the Inland Empire area of Southern California. The Bank's primary source of revenue is providing commercial and industrial income-producing real estate loans to small and middle-market businesses and individuals. The Bank offers a full range of commercial banking services. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B.  INVESTMENT SECURITIES HELD TO MATURITY

    Securities are classified as held to maturity and are carried at cost, decreased by the amortization of premiums and increased by the accretion of discounts, as applicable. Realized gains or losses recognized on sales of securities are based upon the adjusted cost and computed on the specific identification method and are booked in other income or other expense, as applicable. The Bank's intention is to hold its investment securities to maturity, and does not anticipate selling any portion of the investment securities portfolio for liquidity or other purposes.

C.  LOANS AND LEASES

    Loans and leases are stated at the amount of unpaid principal, reduced by an allowance for loan and lease losses and deferred net loan origination fees. Interest on loans is recognized over the terms of the loans and is calculated on principal amounts outstanding. Loan origination fees, offset by certain direct loan origination costs, are deferred and recognized over the contractual life of the loan as a yield adjustment. As unearned revenue, the net unrecognized fees and costs are reported as reductions of the loan balance.

    Accrual of interest on loans and leases is discontinued when management believes, after considering economic and business conditions, and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is no longer doubtful, in which case the credit is returned to accrual status.

                       THE BANK OF HEMET AND SUBSIDIARIES

                        DECEMBER 31, 1998, 1997 AND 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The Bank measures impairment on a loan by loan basis using either the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral dependent. The Bank excludes from its impairment calculations smaller balance, homogeneous loans such as consumer installment loans and lines of credit, and direct finance leases. In determining whether a loan is impaired or not, the Bank applies its normal loan review procedures. Loans for which an insignificant delay, i.e., less than 90 days past due, or an insignificant shortfall in the amount of payments is anticipated, but the Bank expects to collect all amounts due, are not considered for impairment.

D.  ALLOWANCE FOR LOAN AND LEASE LOSSES

    The allowance for loan and lease losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management makes periodic credit reviews of the loan and lease portfolio and considers current economic conditions, historical loan loss experience, assessments of problem credits and other factors in determining the adequacy of the allowance. The allowance is based on estimates and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. The allowance is increased by provisions charged to operating expense and reduced by net charge-offs.

E.  PREMISES AND EQUIPMENT

    The Bank's buildings, furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization, which is charged to expense on a straight-line basis over the estimated useful lives of the assets or, in the case of leasehold improvements, over the life of the leases, whichever is shorter. Maintenance and repairs are charged directly to expense as incurred. Improvements to premises and equipment which extend the useful lives of the assets are capitalized. Gains and losses resulting from the disposal of premises and equipment are included in current operations. Rates of depreciation are based on the following depreciable lives: buildings, 30 years; furniture, five to seven years; equipment, three to five years; and leasehold improvement, the shorter of fifteen years or the lease term.

F.  CONSOLIDATED STATEMENTS OF CASH FLOWS

    For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and Federal funds sold. Generally, Federal funds are sold for one-day periods.

    As more fully described in Note 9, 134,917 shares of Series C Preferred stock were automatically converted to 20,804 shares of the Bank's common stock on September 15, 1995

                       THE BANK OF HEMET AND SUBSIDIARIES

                        DECEMBER 31, 1998, 1997 AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) with a stated value of $465,000. In November 1996, an amendment to the conversion resulted in the issuance of an additional 6,533 in common shares and an increase in the stated value by $147,000. These are noncash transactions and are not reflected in the consolidated statement of cash flows. As a result of this amendment, a supplemental cash dividend and a special cash distribution to all former holders of Preferred stock in the amount of $26,000 was paid in November 1996.

G.  OTHER REAL ESTATE OWNED

    Other real estate owned represents real estate acquired by foreclosure or deed in lieu of foreclosure in satisfaction of commercial and residential real estate loans and is carried at the lower of the recorded investment in the property or its fair value, less estimated carrying costs and costs of disposition. At the time of foreclosure, the value of the underlying loan is written down to the fair value of the real estate to be acquired by a charge to the allowance for loan and lease losses, if necessary. Any subsequent write-downs are charged to noninterest expense. Operating expenses of such properties, net of related income and gains or losses on their disposition, are recorded in noninterest expense.

H.  INCOME TAXES

    The Bank applies an asset and liability approach in accounting for income taxes payable or refundable at the date of the financial statements as a result of all events that have been recognized in the financial statements and as measured by the provisions of enacted tax laws. Additionally, deferred tax assets are evaluated and a valuation allowance is established if it is "more likely than not" that all or a portion of the deferred tax asset will not be realized.

I.   EARNINGS PER SHARE

    The FASB issued SFAS No. 128, "Earnings per Share" (EPS) effective for both interim and annual reporting periods ending after December 15, 1997. SFAS No. 128 replaces primary EPS with basic EPS, and fully diluted EPS with diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed in a similar manner as fully diluted EPS, and reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Bank. All periods presented in the accompanying consolidated financial statements have been restated to conform with SFAS No. 128. The following is a reconciliation of the numerators and

                       THE BANK OF HEMET AND SUBSIDIARIES

                        DECEMBER 31, 1998, 1997 AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) denominators used in the calculation of basic EPS and diluted EPS for the years ended December 31, 1998, 1997 and 1996.

                                                                                    EARNINGS     SHARES       EPS
                                                                                  ------------  ---------  ---------
FOR THE YEAR ENDED 1998
Net Income......................................................................  $  2,823,000
BASIC EARNINGS PER SHARE
Income available to Common Stockholders.........................................     2,823,000    844,278  $    3.34
                                                                                                           ---------
                                                                                                           ---------
EFFECT OF DILUTIVE SECURITIES
Stock Options...................................................................                   30,373
                                                                                                ---------
DILUTED EARNINGS PER SHARE
Income available to Common Stockholders and assumed conversions.................  $  2,823,000    874,651  $    3.23
                                                                                  ------------  ---------  ---------
                                                                                  ------------  ---------  ---------

FOR THE YEAR ENDED 1997
Net Income......................................................................  $  2,802,000
BASIC EARNINGS PER SHARE
Income available to Common Stockholders.........................................     2,802,000    863,262  $    3.25
                                                                                                           ---------
                                                                                                           ---------
EFFECT OF DILUTIVE SECURITIES
Stock Options...................................................................                   26,458
                                                                                                ---------
DILUTED EARNINGS PER SHARE
Income available to Common Stockholders and assumed conversions.................  $  2,802,000    889,720  $    3.15
                                                                                  ------------  ---------  ---------
                                                                                  ------------  ---------  ---------

FOR THE YEAR ENDED 1996
Net Income......................................................................  $  1,373,000
Less: Preferred stock cash dividend.............................................       (26,000)
                                                                                  ------------
BASIC EARNINGS PER SHARE
Income available to Common Stockholders.........................................     1,347,000    881,705  $    1.53
                                                                                                           ---------
                                                                                                           ---------
EFFECT OF DILUTIVE SECURITIES
Stock Options...................................................................                   12,118
Preferred Stock.................................................................        26,000
                                                                                  ------------  ---------
DILUTED EARNINGS PER SHARE
Income available to Common Stockholders and assumed conversions.................  $  1,373,000    893,823  $    1.53
                                                                                  ------------  ---------  ---------
                                                                                  ------------  ---------  ---------

    In May 1997, the Bank concluded a Tender Offer which resulted in the repurchase of 50,626 shares of common stock at the offering price of $27.00 per share. The decrease to common stock was $1,367,000 plus offering costs of $31,000.

                       THE BANK OF HEMET AND SUBSIDIARIES

                        DECEMBER 31, 1998, 1997 AND 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
J.  POSTRETIREMENT BENEFITS AND STOCK OPTIONS

    The Bank has a salary continuation plan for certain key management personnel. The plan provides for payments for fifteen years commencing within 60 days upon reaching age 65, or death. The Bank measures the obligations to provide these future postretirement benefits over the estimated remaining years of benefit. Salary continuation expense was $39,000, $29,000, and $31,000 for the years ended December 31, 1998, 1997 and 1996, respectively. The Bank is committed to pay $1,875,000 over the pay out periods of the plan.

    In 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which permits either adoption of the new standard's principles for recording the estimated value of stock-based compensation over the applicable vesting period, or permits continued application of existing accounting standards, with disclosure of any unrecorded cost under the new standard and the related effect on earnings per share. The Bank adopted SFAS No. 123 in 1996, and elected to adopt the disclosure provisions of the new standard only. As the Bank issued no stock-based compensation in 1996, adoption of this standard had no effect on the Bank's financial position or disclosures for the year ended December 31, 1996. During 1997, the Bank granted stock options as more fully described in Note 7. No stock-based compensation was issued in 1998.

    The Bank established a 401(k) plan effective August 1, 1997. Employees who have completed one year of service and meet certain other requirements are eligible for enrollment. Employees may contribute a percentage of their salary pursuant to IRS regulatory maximums, and under the plan, the Bank matches 40% of the first 5% of salary contributed using forfeitures and cash. Participants vest immediately in their own contributions with 100% vesting in Bank's contributions occurring after five years of credited service. The Bank's expense for contributions to this plan was $42,000 and $7,000 during 1998 and 1997, respectively.

K.  NEW ACCOUNTING PRONOUNCEMENTS AND RECLASSIFICATIONS

    In June 1997, the FASB issued SFAS Nos. 130 and 131, "Reporting Comprehensive Income" and "Disclosures about Segments of an Enterprise and Related Information." The Bank adopted SFAS Nos. 130 and 131 in 1998. As none of the Bank's accounts would create differences between reported net income and comprehensive income as defined by SFAS No. 130, adoption of this new standard has no impact on the Bank's results of operations or disclosures. Management does not believe that the adoption of SFAS No. 131 has a material impact on the Bank's current disclosure of its one operating segment of banking as described in Note 1.A.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for

                       THE BANK OF HEMET AND SUBSIDIARIES

                        DECEMBER 31, 1998, 1997 AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) derivative instruments and for hedging activities. The new standard is effective for 2000 and is not expected to have a material impact on the Bank's financial statements.

    Certain reclassifications of prior years financial data have been made to conform to the current reporting practices of the Bank.

2.  INVESTMENT SECURITIES HELD TO MATURITY

    The amortized cost and fair value of investment securities held to maturity are as follows at December 31, 1998 and 1997:

                                                                               GROSS        GROSS
                                                               AMORTIZED    UNREALIZED   UNREALIZED
                                                                 COST          GAINS       LOSSES      FAIR VALUE
                                                             -------------  -----------  -----------  -------------
DECEMBER 31, 1998
U.S. government agencies...................................  $  24,882,000   $   6,000    $  (4,000)  $  24,884,000
                                                             -------------  -----------  -----------  -------------
                                                             -------------  -----------  -----------  -------------

DECEMBER 31, 1997
U.S. government agencies...................................  $  24,833,000   $  10,000    $  (1,000)  $  24,842,000
                                                             -------------  -----------  -----------  -------------
                                                             -------------  -----------  -----------  -------------

    Investment securities with a book value of $10,000,000 and $7,000,000 at December 31, 1998 and 1997, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law. The estimated fair values of pledged securities were $10,003,000 and $7,001,000 at December 31, 1998 and 1997, respectively.

    The amortized cost and fair values of investment securities held to maturity at December 31, 1998, by contractual maturity, are as follows:

                                                                   AMORTIZED      ESTIMATED
                                                                     COST        FAIR VALUE
                                                                 -------------  -------------
Due in one year or less........................................  $  18,000,000  $  18,005,000
Due after one year through five years..........................      6,000,000      5,997,000
Due after five years through ten years.........................             --             --
Due after 10 years.............................................        882,000        882,000
                                                                 -------------  -------------
    Total......................................................  $  24,882,000  $  24,884,000
                                                                 -------------  -------------
                                                                 -------------  -------------

    U.S. government agency securities of $882,000 at December 31, 1998 represent preferred stock of the Federal Home Loan Bank (FHLB), which has no maturity date.

3.  LOANS AND LEASES, NET

    The Bank's loans, commitments, and standby letters of credit have been granted to customers primarily in the Inland Empire area of Southern California. Prevailing economic

                       THE BANK OF HEMET AND SUBSIDIARIES

                        DECEMBER 31, 1998, 1997 AND 1996

3.  LOANS AND LEASES, NET (CONTINUED)
conditions, including real estate values and other factors may affect certain borrowers' ability to repay loans. Although management believes the level of allowance for loan and lease losses is adequate to absorb losses inherent in the loan portfolio, declines in the local economy and/ or increases in the interest rate charged on adjustable rate loans may result in increasing loan and other real estate owned losses that cannot be reasonably estimated at December 31, 1998. The most significant category of collateral is real estate, principally commercial and industrial income-producing properties. At December 31, 1998, the Bank's loan portfolio included approximately $27,635,000 of fixed rate loans. The loan and lease portfolio consisted of the following at December 31, 1998 and 1997:

                                                                    1998            1997
                                                               --------------  --------------
Commercial...................................................  $   10,016,000  $   10,033,000
Real Estate..................................................     197,189,000     181,524,000
Installment..................................................       1,002,000       1,065,000
Lease finance receivables....................................              --              --
All other loans (including overdrafts).......................         391,000         411,000
                                                               --------------  --------------
                                                                  208,598,000     193,033,000
Deferred loan origination fees, net..........................        (796,000)       (746,000)
                                                               --------------  --------------
                                                                  207,802,000     192,287,000
Allowance for loan and lease losses..........................      (2,232,000)     (2,116,000)
                                                               --------------  --------------
    Total Loans and Leases, net..............................  $  205,570,000  $  190,171,000
                                                               --------------  --------------
                                                               --------------  --------------

    Non-accruing loans totaled approximately $1,578,000 and $2,902,000 at December 31, 1998 and 1997, respectively. Interest income that would have been recognized on non-accrual loans if they had performed in accordance with the terms of the loans was approximately $277,000, $391,000 and $302,000 for the years ended December 31, 1998, 1997 and 1996, respectively. At December 31, 1998 and 1997, respectively, the Bank had an insignificant amount of loans past due 90 days or more in interest or principal and still accruing interest.

    At December 31, 1998 and 1997, loans that were considered impaired totaled $3,312,000 and $4,708,000, respectively, all of which had a related allowance for loan and lease loss aggregating $287,000 and $402,000, respectively. Impaired loans amounting to $1,578,000 and $2,902,000 were on a non-accruing basis at December 31, 1998 and 1997, respectively. Substantially all of the impaired loans were collateral dependent and were measured using the fair value of the collateral. For the years ended December 31, 1998, 1997 and 1996, the Bank recognized interest income on these impaired loans of $115,000, $390,000 and $159,000, respectively. The average outstanding principal balance of impaired loans was $4,010,000, $4,770,000 and $4,585,000 during 1998, 1997 and
1996, respectively.

    From time to time, the Bank has originated first and second mortgages for resale on the secondary market to Federal Home Loan Mortgage Corporation (FHLMC), and Federal

                       THE BANK OF HEMET AND SUBSIDIARIES

                        DECEMBER 31, 1998, 1997 AND 1996

3.  LOANS AND LEASES, NET (CONTINUED)
National Mortgage Association (FNMA). Any gains or losses on the sales of these loans are recognized at the time of sale. The Bank retains servicing rights to these loans. Servicing arrangements provide for the Bank to maintain all records related to the servicing agreement, to assume responsibility for billing mortgagors, to collect periodic mortgage payments, and to perform various other activities necessary to the mortgage servicing function. The Bank receives as compensation a servicing fee based on the principal balance of the outstanding loans. Servicing fee income amounted to approximately $57,000 during 1998, $92,000 during 1997, and $108,000 during 1996. The total unpaid principal balance of the mortgage servicing portfolio amounted to approximately $18,333,000 and $23,617,000 at December 31, 1998 and 1997, respectively.

    The Bank has pledged certain qualifying residential loans amounting to $0 and $5,794,000 at December 31, 1998 and 1997, respectively, to secure public deposits, as required by state law.

    The activity in the allowance for loan and lease losses is summarized as follows:

                                                          1998          1997          1996
                                                      ------------  ------------  ------------
Balance at Beginning of Year........................  $  2,116,000  $  2,241,000  $  2,135,000
Recoveries on loans previously charged off..........       298,000        76,000        20,000
Loans charged off...................................      (182,000)     (451,000)     (902,000)
Provision charged to operating expense..............            --       250,000       988,000
                                                      ------------  ------------  ------------
Balance at End of Year..............................  $  2,232,000  $  2,116,000  $  2,241,000
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------

    As part of its normal banking activities, the Bank has extended credit to certain directors and officers and the companies with which they are associated (related parties). All related party loans were current as to principal and interest as of December 31, 1998 and 1997. In management's opinion, these loans were made in the ordinary course of business at prevailing rates and terms. Total commitments for such loans amounted to $2,585,000 and $3,330,000 at December 31, 1998 and 1997, of which $237,000 and $425,000 were undisbursed, respectively. There were no new commitments on such loans, and expired loan commitments amounted to $160,000. Advances on existing commitments were $28,000 in 1998, with repayments of $585,000.

                       THE BANK OF HEMET AND SUBSIDIARIES

                        DECEMBER 31, 1998, 1997 AND 1996

4.  PREMISES AND EQUIPMENT

    Major classifications of premises and equipment are summarized as follows:

                                                                           DECEMBER 31,
                                                                    --------------------------
                                                                        1998          1997
                                                                    ------------  ------------
Land..............................................................  $    211,000  $    211,000
Buildings.........................................................       985,000       983,000
Furniture and equipment...........................................     1,499,000     1,319,000
Leasehold improvements............................................       355,000       343,000
                                                                    ------------  ------------
                                                                       3,050,000     2,856,000
Less: Accumulated depreciation and amortization...................    (1,509,000)   (1,219,000)
                                                                    ------------  ------------
    Total.........................................................  $  1,541,000  $  1,637,000
                                                                    ------------  ------------
                                                                    ------------  ------------

    The amount of depreciation and amortization included in operating expense was $299,000, $259,000, and $287,000 for the years ended December 31, 1998,
1997, and 1996, respectively.

    The Bank occupies its office premises under separate long-term, noncancellable leases which expire in various years through 2004. All leases are accounted for as operating leases. At December 31, 1998, future minimum lease commitments and future minimum sublease rental income under all noncancellable leases are as follows:

                                                                                     LEASE
                                                                                  COMMITMENTS
                                                                                 -------------
1999...........................................................................   $   355,000
2000...........................................................................       354,000
2001...........................................................................       312,000
2002...........................................................................       203,000
2003...........................................................................        95,000
Succeeding Years...............................................................         5,000
                                                                                 -------------
  Total........................................................................   $ 1,324,000
                                                                                 -------------
                                                                                 -------------

                       THE BANK OF HEMET AND SUBSIDIARIES

                        DECEMBER 31, 1998, 1997 AND 1996

5.  INCOME TAXES

    The current and deferred amounts of the provisions for (benefit from) income taxes for the years ended December 31, 1998, 1997, and 1996 consisted of the following:

                                                              YEARS ENDED DECEMBER 31,
                                                      ----------------------------------------
                                                          1998          1997          1996
                                                      ------------  ------------  ------------
Current:
  Federal...........................................  $  1,320,000  $  1,106,000  $  1,059,000
  State.............................................       516,000       378,000       357,000
                                                      ------------  ------------  ------------
    Total...........................................     1,836,000     1,484,000     1,416,000
                                                      ------------  ------------  ------------
Deferred:
  Federal...........................................       197,000       353,000      (311,000)
  State.............................................         2,000       160,000       (96,000)
                                                      ------------  ------------  ------------
    Total...........................................       199,000       513,000      (407,000)
                                                      ------------  ------------  ------------
                                                      $  2,035,000  $  1,997,000  $  1,009,000
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------

    Deferred taxes arise from temporary differences between income reported for financial reporting purposes and that reported for federal and state income tax purposes. The tax effects of the principal temporary differences resulting in deferred taxes were:

                                                               YEARS ENDED DECEMBER 31,
                                                          -----------------------------------
                                                             1998        1997        1996
                                                          ----------  ----------  -----------
Expenses reported on a different basis for tax
  purposes..............................................  $  231,000  $  443,000  $  (342,000)
Depreciation computed differently on tax returns than
  for financial statements..............................     (16,000)     (3,000)     (18,000)
Deferred compensation...................................     (16,000)    (12,000)     (13,000)
Provision for loan and lease losses deducted in tax
  return over (under) amount charged for financial
  statement purposes....................................           0      85,000      (34,000)
                                                          ----------  ----------  -----------
                                                          $  199,000  $  513,000  $  (407,000)
                                                          ----------  ----------  -----------
                                                          ----------  ----------  -----------

                       THE BANK OF HEMET AND SUBSIDIARIES

                        DECEMBER 31, 1998, 1997 AND 1996

5.  INCOME TAXES (CONTINUED)
    Total tax expense differed from the amount computed using the federal statutory rate as follows:

                                                   1998                       1997                       1996
                                         -------------------------  -------------------------  -------------------------
                                                       PERCENT OF                 PERCENT OF                 PERCENT OF
                                                         PRETAX                     PRETAX                     PRETAX
                                            AMOUNT       INCOME        AMOUNT       INCOME        AMOUNT       INCOME
                                         ------------  -----------  ------------  -----------  ------------  -----------
Tax expense at federal statutory
  rate.................................  $  1,652,000        34.0%  $  1,632,000        34.0%  $    810,000        34.0%
State income tax, net of federal tax
  benefit..............................       342,000         7.0        355,000         7.4        172,000         7.2
Tax exempt interest....................             0         0.0         (1,000)       (0.0)        (4,000)       (0.2)
Other..................................        41,000         0.9         11,000         0.2         31,000         1.4
                                         ------------         ---   ------------         ---   ------------         ---
  Total................................  $  2,035,000        41.9%  $  1,997,000        41.6%  $  1,009,000        42.4%
                                         ------------         ---   ------------         ---   ------------         ---
                                         ------------         ---   ------------         ---   ------------         ---

    At December 31, 1998 and 1997, the components of the net deferred tax asset which is included in other assets on the accompanying consolidated balance sheets were as follows:

                                                                         1998         1997
                                                                      ----------  ------------
Allowance for loan and lease losses.................................  $  590,000  $    590,000
Deferred compensation...............................................     245,000       229,000
Other real estate owned.............................................           0        13,000
State income tax....................................................     175,000       128,000
Depreciation........................................................      53,000        37,000
Other...............................................................    (157,000)      108,000
                                                                      ----------  ------------
  Total.............................................................  $  906,000  $  1,105,000
                                                                      ----------  ------------
                                                                      ----------  ------------

6.  COMMITMENTS AND CONTINGENCIES

    In order to meet the financing needs of its customers in the normal course of business, the Bank is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The Bank does not enter into any interest rate swaps or caps, or forward or future contracts.

    The nature of the off-balance sheet risk inherent in these instruments is the possibility of accounting losses resulting from (1) the failure of another party to perform according to the

                       THE BANK OF HEMET AND SUBSIDIARIES

                        DECEMBER 31, 1998, 1997 AND 1996

6. COMMITMENTS AND CONTINGENCIES (CONTINUED) terms of a contract that would cause a draw on a standby letter of credit, or
(2) changes in market rates of interest for those few commitments and undisbursed loans which have fixed rates of interest. To minimize this risk, the Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The decision as to whether collateral should be required is based on the circumstances of each specific commitment or conditional obligation.

    To varying degrees, these instruments involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. At December 31, 1998, the Bank had commitments to extend credit of approximately $9,752,000 and obligations under standby letters of credit of approximately $1,116,000. Management does not believe there will be any material losses as a result of these letters of credit and loan commitments.

    At December 31, 1998, the Bank has available a borrowing line of credit with the FHLB in the amount of $14,163,000 using previously approved residential and commercial real estate mortgage loans totaling $21,253,000 to secure the line of credit. There was no utilization of this line of credit during 1998.

    The Bank has available reverse repurchase lines of credit with two broker/dealers aggregating $30,000,000 at December 31, 1998. These lines are subject to normal terms for such arrangements. There was no utilization of these lines during 1998. At December 31, 1998, investment securities with a market value of approximately $14,000,000 were available for these reverse repurchase lines of credit.

    The Bank is required to maintain reserve balances with the Federal Reserve Bank. The amounts of these reserve balances at December 31, 1998 and 1997 were $692,000 and $721,000, respectively.

    In April 1997, litigation relating to the acquisition of Inland Savings and Loan (Inland) was filed against the Bank and certain of its directors alleging improper adjustments to the value of the Bank's Preferred stock (see Note 9). The named plaintiffs have sued on behalf of a class consisting of former owners of the Bank's Preferred stock. The action alleges breach of contract and breach of fiduciary duty and seeks compensatory damages in excess of $2 million together with punitive damages. The Bank contends that these allegations are without merit, and intends to vigorously defend against these claims. Any potential losses to the Bank as a result of this action are not reasonably estimable, and accordingly no reserve for loss has been established in the accompanying consolidated financial statements. Any losses which might be suffered by the Bank related to this proceeding could impact the Bank's future profitability.

                       THE BANK OF HEMET AND SUBSIDIARIES

                        DECEMBER 31, 1998, 1997 AND 1996

6.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
    In addition, the Bank is a defendant in various legal proceedings resulting from normal banking business. In the opinion of management and the Bank's legal counsel, the disposition of such litigation will not have a material effect on the Bank's consolidated financial condition or results of operations.

7.  STOCK OPTION PLAN

    In January 1987, the former Hemet Bancorp established a stock option plan (the 1987 Plan) which was assumed by the Bank that provides for the granting of incentive and nonqualified stock options to certain full-time salaried officers and management level employees. Additionally, in June 1994, the Bank established a second stock option plan (the 1994 Plan) which authorized the issuance of 75,000 shares, of which 31,000 shares were granted in 1994 and 21,000 shares were granted in 1997 to various officers of the Bank. As of December 31, 1998, there were no shares of common stock granted under the 1987 Plan. At December 31, 1998, 27,000 shares of common stock were reserved for grant under the 1994 Plan which includes 4,000 shares forfeited during 1996. The stock options are exercisable at a price equal to market value on the date of grant. Options expire not more than ten years after the date of grant. Options are exercisable at 20% of the options outstanding per year. Transactions for the three years ended December 31, 1998, are as follows:

                                                                                 WEIGHTED
                                                                                  AVERAGE
                                                                   OPTIONS    EXERCISE PRICE
                                                                 OUTSTANDING     PER SHARE
                                                                 -----------  ---------------
Balance, December 31, 1995.....................................      89,938      $    9.00
  Options exercised (1987 Plan)................................     (58,938)     $    7.51
  Options exercised (1994 Plan)................................      (1,032)     $   12.00
  Options forfeited (1994 Plan)................................      (4,000)     $   12.00
  Options granted..............................................          --
                                                                 -----------
Balance, December 31, 1996.....................................      25,968      $   12.00
  Options exercised............................................          --
  Options granted (1994 Plan)..................................      21,000      $   22.50
                                                                 -----------
Balance, December 31, 1997.....................................      46,968      $   16.69
  Options exercised............................................          --
  Options granted (1994 Plan)..................................          --
                                                                 -----------
Balance, December 31, 1998.....................................      46,968      $   16.69
                                                                 -----------
                                                                 -----------
Exercisable at December 31, 1998...............................      24,968      $   13.77

    The Bank accounts for options according to Accounting Principles Board Opinion No. 25, under which no compensation cost is recognized. The Bank's pro forma net income and diluted earnings per share assuming the Bank recorded compensation cost in 1998 and 1997 for the options granted in 1997 in accordance with SFAS No. 123 would not have a material effect on the Bank's consolidated results of operations. Pro forma disclosures are not

                       THE BANK OF HEMET AND SUBSIDIARIES

                        DECEMBER 31, 1998, 1997 AND 1996

7.  STOCK OPTION PLAN (CONTINUED)
presented for 1996 because there were no options granted during that year. Because the method of accounting required under SFAS No. 123 is not applicable for options granted prior to January 1, 1996, the pro forma impact of compensation costs on net income and diluted earnings per share as presented above may not be representative of the impact which could be realized in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1997: risk-free interest rate of 6.25%, dividend yield of 6%, expected life of 5 years, and expected volatility of 25%.

8.  OTHER EXPENSES

    The following is a breakdown of other expenses for the years ended December 31, 1998, 1997 and 1996:

                                                          1998          1997          1996
                                                      ------------  ------------  ------------
Data processing and other outside services..........  $    326,000  $    363,000  $    357,000
Deposit insurance assessments.......................        84,000        87,000       191,000
Special SAIF assessment.............................            --            --       402,000
Professional fees...................................       418,000       383,000       318,000
Office supplies, postage and telephone..............       488,000       435,000       433,000
Other...............................................       720,000       670,000       596,000
                                                      ------------  ------------  ------------
  Total.............................................  $  2,036,000  $  1,938,000  $  2,297,000
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------

9.  BUSINESS COMBINATIONS

    On October 16, 1992, the Bank acquired Inland Savings and Loan Association and subsidiaries in a business combination accounted for as a purchase under Accounting Principles Board Opinion No. 16. Inland Savings and Loan was primarily engaged in banking services. The shareholders of Inland Savings and Loan received .31474 shares of the Bank's Series 'C' Preferred stock (the Preferred stock) and .31474 shares of the Bank's common stock, for each share of Inland Savings and Loan stock. The Preferred stock had cumulative dividends of 5% per annum of the stock's stated value, payable semi-annually on the 15th of March and September each year. The stated value of the Preferred stock represented the original book value of the stock, less certain charges against that value, as defined and provided for in the purchase agreement and as detailed below. Charges against the stated value of the Preferred stock subsequent to 1992 represented period costs that were charged to operations as incurred and that were subsequently charged against the stated value of Preferred stock through an equity transfer from Preferred stock to retained earnings.

    Voting rights for the Preferred stock equaled 1/10 of a share of the Bank's common stock. The Preferred stock was automatically converted to the Bank's common stock on September 15, 1995 using a ratio of the Preferred stock's stated value to the Bank's adjusted

                       THE BANK OF HEMET AND SUBSIDIARIES

                        DECEMBER 31, 1998, 1997 AND 1996

9.  BUSINESS COMBINATIONS (CONTINUED)
net book value, as defined in the purchase agreement. The number of shares of common stock delivered upon the automatic conversion of Preferred stock was equal to .1542 shares of common stock for each share of Preferred stock for a total of 20,804 shares of common stock. In November 1996, an amendment to the conversion resulted in the issuance of an additional 6,533 in common shares, an increase in the stated value by $147,000 (principally related to the reversal of tax assessments), and a revised exchange ratio of .2027 shares of common stock for each share of Preferred stock. See Note 6 for a discussion of litigation regarding adjustments to the value of the Preferred stock.

    As a result of the mark-to-market analysis of the Inland Savings and Loan purchase, various asset and liability accounts were adjusted to appropriate market values. The significant valuations were in the areas of loans, other real estate owned, Bank premises, time deposits, other borrowings, and a core deposit intangible. Amortization of each of the mark-to-market valuation accounts is taken over their expected useful lives, as estimated in the original mark to market analysis. The Bank periodically reviews the estimated useful lives of the mark-to-market assets and liabilities and makes adjustments as necessary.

10.  FAIR VALUE OF FINANCIAL INSTRUMENTS

    Fair value estimates of financial instruments for both assets and liabilities are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no active market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments, prepayment assumptions, future expected loss experience and other such factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

    The Bank intends to hold the majority of its assets and liabilities to their stated maturities. Thus, management does not believe that the bulk sale concepts applied to certain problem loans for purposes of measuring the impact of credit risk on fair values of said assets is reasonable to the operations of the Bank and does not fairly present the values realizable over the long term on assets that will be retained by the Bank. Therefore, the Bank does not intend to realize any significant differences between carrying value and fair value through sale or other disposition. No attempt should be made to adjust stockholders' equity to reflect the following fair value disclosures as management believes them to be inconsistent with the philosophies and operations of the Bank.

    In addition, the fair value estimates are based on existing on-and off-balance sheet financial instruments without attempting to estimate the value of existing and anticipated future customer relationships and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets

                       THE BANK OF HEMET AND SUBSIDIARIES

                        DECEMBER 31, 1998, 1997 AND 1996

10. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) or liabilities include the branch network, deferred tax assets, other real estate owned, and premises and equipment.

    The following methods and assumptions were used to estimate the fair value of financial instruments.

INVESTMENT SECURITIES

    For U.S. government agency securities, fair values are based on market prices. For other investment securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

LOANS

    The fair value for loans with variable interest rates is the carrying amount. The fair value of fixed rate loans is derived by calculating the discounted value of future cash flows expected to be received by the various homogeneous categories of loans. All loans have been adjusted to reflect changes in credit risk.

DEPOSITS

    The fair value of demand deposits, savings deposits, and money market deposits are defined as the amounts payable on demand at year end. The fair value of fixed maturity certificates of deposit is estimated based on the discounted value of the future cash flows expected to be paid on the deposits.

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT

    The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the parties involved. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and committed rates. The fair value of these unrecorded financial instruments is not material to the Bank's financial position or fair value disclosures at December 31, 1998 and 1997 (see Note 6).

                       THE BANK OF HEMET AND SUBSIDIARIES

                        DECEMBER 31, 1998, 1997 AND 1996

10.  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

    The estimated fair values of the Bank's financial instruments are as follows:

                                                               CARRYING VALUE    FAIR VALUE
                                                               --------------  --------------
DECEMBER 31, 1998
Financial Assets
  Cash and cash equivalents..................................  $   16,996,000  $   16,996,000
  Investment securities......................................      24,882,000      24,884,000
  Loans and leases, net......................................     205,570,000     207,369,000
Financial Liabilities
  Deposits...................................................     230,385,000     231,000,000

DECEMBER 31, 1997
Financial Assets
  Cash and cash equivalents..................................  $   19,521,000  $   19,521,000
  Investment securities......................................      24,833,000      24,842,000
  Loans and leases, net......................................     190,171,000     190,176,000
Financial Liabilities
  Deposits...................................................     219,211,000     219,283,000

11.  REGULATORY MATTERS

    Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank is required to maintain certain minimum capital levels in relation to Bank assets. Under regulations, banks are categorized as critically undercapitalized, significantly undercapitalized, undercapitalized, adequately capitalized and well capitalized. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. According to regulatory guidelines, the Bank is considered well capitalized as measured using a leverage ratio, as well as based on risk-weighting assets.

                       THE BANK OF HEMET AND SUBSIDIARIES

                        DECEMBER 31, 1998, 1997 AND 1996

11.  REGULATORY MATTERS (CONTINUED)
    A comparison of the Bank's actual regulatory capital with minimum requirements for adequately capitalized and well capitalized banks, as defined by regulation, is shown below.

                                                                       TO BE ADEQUATELY
                                                  ACTUAL                 CAPITALIZED          TO BE WELL CAPITALIZED
                                         ------------------------  ------------------------  ------------------------
                                            AMOUNT        RATIO       AMOUNT        RATIO       AMOUNT        RATIO
                                         -------------  ---------  -------------  ---------  -------------  ---------
AS OF DECEMBER 31, 1998

Tier 1 Risk-Based Capital (To Risk
  Weighted Assets).....................  $  21,024,000      9.99%  $   8,413,000       4.0%  $  12,621,000       6.0%

Total Risk-Based Capital (To Risk
  Weighted Assets).....................  $  23,257,000     11.06%  $  16,827,000       8.0%  $  21,036,000      10.0%

Tier 1 Capital (To Average Assets).....  $  21,024,000      8.31%  $  10,115,000       4.0%  $  12,645,000       5.0%

AS OF DECEMBER 31, 1997

Tier 1 Risk-Based Capital (To Risk
  Weighted Assets).....................  $  20,228,000     10.43%  $   7,753,000       4.0%  $  11,630,000       6.0%

Total Risk-Based Capital (To Risk
  Weighted Assets).....................  $  22,344,000     11.53%  $  15,507,000       8.0%  $  19,384,000      10.0%

Tier 1 Capital (To Average Assets).....  $  20,228,000      8.53%  $   9,486,000       4.0%  $  11,858,000       5.0%

12.  SUBSEQUENT EVENT (UNAUDITED)

    On January 5, 1999, the Bank announced the signing of a revised definitive agreement with Pacific Community Banking Group ("PCBG") for the acquisition by PCBG of the Bank. The agreement provides for total consideration of $51.00 per share, as well as one PCBG warrant per share, upon consummation of the acquisition. The warrant will allow the holder to purchase one share of PCBG common stock during a ten-year period at an exercise price 22% above the initial public offering price of PCBG common stock. The price to be paid to each of the Bank's shareholders may be increased in accordance with a formula related to the aggregate net proceeds to be received by PCBG in the underwritten initial public offering. The consummation of the acquisition is subject to certain conditions including continuation of the Bank's operating results, regulatory and shareholder approval and certain other conditions. The acquisition is also subject to the successful completion of an underwritten initial public offering by PCBG whereby the proceeds of such offering will be used to make the cash payment to selling shareholders of the Bank and to purchase the outstanding shares of Valley Bank in Moreno Valley, California. The values allocated to the assets and liabilities of the Bank could be different than those included in these consolidated financial statements.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Valley Bank
Moreno Valley, California

    We have audited the accompanying balance sheets of Valley Bank as of December 31, 1998 and 1997, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valley Bank as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

McGLADREY & PULLEN, LLP

San Bernardino, California
January 15, 1999

                                  VALLEY BANK

                                 BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1997

                                                                                         1998           1997
                                                                                     -------------  -------------
                                                     ASSETS

Cash and due from banks............................................................  $   6,485,000  $   5,487,000
Federal funds sold.................................................................     13,780,000      4,800,000
Held-to-maturity securities, fair value of 1998 $15,642,000; 1997 $13,920,000 (Note
  2)...............................................................................     15,585,000     13,856,000
Loans, net of allowance for loan losses of 1998 $1,118,000; 1997 $1,058,000 (Notes
  3, 4 and 10).....................................................................     41,437,000     44,202,000
Loans held for sale (Note 3).......................................................        594,000             --
Bank premises and equipment, net (Note 5)..........................................      2,158,000      2,160,000
Other real estate owned............................................................      1,749,000      1,711,000
Accrued interest receivable........................................................        611,000        561,000
Cash surrender value of life insurance (Note 9)....................................        712,000        661,000
Deferred tax assets (Note 7).......................................................        730,000        642,000
Other assets.......................................................................        868,000        486,000
                                                                                     -------------  -------------
      TOTAL ASSETS.................................................................  $  84,709,000  $  74,566,000
                                                                                     -------------  -------------
                                                                                     -------------  -------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
  Deposits (Notes 2 and 6):
    Noninterest-bearing demand.....................................................  $  20,061,000  $  17,517,000
    Interest bearing:
      Demand.......................................................................     27,618,000     23,964,000
      Savings......................................................................     11,610,000     11,268,000
      Other time...................................................................     16,450,000     13,490,000
                                                                                     -------------  -------------
      TOTAL DEPOSITS...............................................................     75,739,000     66,239,000
  Accrued interest payable and other liabilities (Note 9)..........................        238,000        456,000
  ESOP bank notes payable (Note 9).................................................        478,000        579,000
                                                                                     -------------  -------------
      TOTAL LIABILITIES............................................................     76,455,000     67,274,000
                                                                                     -------------  -------------
Commitments and Contingencies (Notes 8 and 9)

Stockholders' Equity (Notes 9, 11 and 12)
  Common stock, $5 par value; 2,400,000 shares authorized; issued and outstanding
    1,171,906 shares...............................................................      5,860,000      5,860,000
  Surplus..........................................................................        142,000         77,000
  Retained earnings................................................................      2,684,000      1,895,000
                                                                                     -------------  -------------
                                                                                         8,686,000      7,832,000
  Less unearned ESOP shares 1998 87,794; 1997 109,410..............................        432,000        540,000
                                                                                     -------------  -------------
      TOTAL STOCKHOLDERS' EQUITY...................................................      8,254,000      7,292,000
                                                                                     -------------  -------------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...................................  $  84,709,000  $  74,566,000
                                                                                     -------------  -------------
                                                                                     -------------  -------------

                       See Notes to Financial Statements.

                                  VALLEY BANK

                              STATEMENTS OF INCOME

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                              1998          1997          1996
                                                                          ------------  ------------  ------------
Interest income on:
  Loans.................................................................  $  4,959,000  $  4,784,000  $  4,266,000
  Securities, taxable...................................................       724,000       764,000       703,000
  Securities, nontaxable................................................        54,000        76,000       100,000
  Federal funds sold....................................................       444,000       354,000       269,000
                                                                          ------------  ------------  ------------
    TOTAL INTEREST INCOME...............................................     6,181,000     5,978,000     5,338,000
                                                                          ------------  ------------  ------------
Interest expense on:
  Deposits..............................................................     1,387,000     1,227,000     1,109,000
  Other borrowings......................................................        51,000        55,000        10,000
                                                                          ------------  ------------  ------------
                                                                             1,438,000     1,282,000     1,119,000
                                                                          ------------  ------------  ------------
    Net interest income before provision for loan losses................     4,743,000     4,696,000     4,219,000
Provision for loan losses (Note 4)......................................       200,000       980,000       360,000
                                                                          ------------  ------------  ------------
    NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES.................     4,543,000     3,716,000     3,859,000
                                                                          ------------  ------------  ------------
Other income:
  Service charges and other fees........................................     1,714,000     1,858,000     1,657,000
  Gain on sale of loans.................................................     1,057,000       772,000       375,000
  Other.................................................................       144,000        89,000       103,000
                                                                          ------------  ------------  ------------
                                                                             2,915,000     2,719,000     2,135,000
                                                                          ------------  ------------  ------------
Other expenses:
  Salaries, wages and employee benefits (Note 9)........................     3,272,000     3,019,000     2,639,000
  Furniture and equipment...............................................       441,000       426,000       452,000
  Occupancy and expenses (Note 8).......................................       480,000       476,000       451,000
  Other real estate.....................................................        41,000       294,000       401,000
  Legal and professional services.......................................       892,000       558,000       560,000
  Telephone and postage.................................................       214,000       199,000       183,000
  Office supplies.......................................................       114,000       139,000       164,000
  Other.................................................................       631,000       526,000       361,000
                                                                          ------------  ------------  ------------
                                                                             6,085,000     5,637,000     5,211,000
                                                                          ------------  ------------  ------------
    Income before income taxes..........................................     1,373,000       798,000       783,000
Income tax expense (Note 7).............................................       584,000       242,000       329,000
                                                                          ------------  ------------  ------------
    NET INCOME..........................................................  $    789,000  $    556,000  $    454,000
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Basic earnings per share................................................  $       0.73  $       0.53  $       0.41
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Diluted earnings per share..............................................  $       0.65  $       0.51  $       0.41
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

                       See Notes to Financial Statements

                                  VALLEY BANK

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                         COMMON STOCK                                   UNEARNED
                                   ------------------------                RETAINED    ESOP SHARES
                                     SHARES     PAR VALUE     SURPLUS      EARNINGS     (NOTE 9)       TOTAL
                                   ----------  ------------  ----------  ------------  -----------  ------------
Balance, December 31, 1995.......   1,108,701  $  5,544,000  $       --  $  1,218,000  $        --  $  6,762,000
  Net income.....................          --            --          --       454,000           --       454,000
  Issuance of ESOP notes
    payable......................          --            --          --            --     (327,000)     (327,000)
  ESOP shares committed to be
    released.....................          --            --       3,000            --       10,000        13,000
                                   ----------  ------------  ----------  ------------  -----------  ------------
Balance, December 31, 1996.......   1,108,701     5,544,000       3,000     1,672,000     (317,000)    6,902,000
  Net income.....................          --            --          --       556,000           --       556,000
  Stock dividend declared........      55,333       277,000      55,000      (332,000)          --            --
  Cash paid in lieu of fractional
    shares.......................          --            --          --        (1,000)          --        (1,000)
  Issuance of ESOP notes
    payable......................          --            --          --            --     (278,000)     (278,000)
  ESOP shares committed to be
    released.....................          --            --      16,000            --       55,000        71,000
  Stock options exercised........       7,872        39,000       3,000            --           --        42,000
                                   ----------  ------------  ----------  ------------  -----------  ------------
Balance, December 31, 1997.......   1,171,906     5,860,000      77,000     1,895,000     (540,000)    7,292,000
  Net income.....................          --            --          --       789,000           --       789,000
  ESOP shares committed to be
    released.....................          --            --      65,000            --      108,000       173,000
                                   ----------  ------------  ----------  ------------  -----------  ------------
Balance, December 31, 1998.......   1,171,906  $  5,860,000  $  142,000  $  2,684,000  $  (432,000) $  8,254,000
                                   ----------  ------------  ----------  ------------  -----------  ------------
                                   ----------  ------------  ----------  ------------  -----------  ------------

                       See Notes to Financial Statements.

                                  VALLEY BANK

                            STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                               1998         1997         1996
                                                                            -----------  -----------  ----------
Cash Flows from Operating Activities
  Net income..............................................................  $   789,000  $   556,000  $  454,000
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization.........................................      320,000      325,000     378,000
    Provision for loan losses.............................................      200,000      980,000     360,000
    Net amortization and accretion of bond premiums and discounts.........      (38,000)       6,000     125,000
    Amortization of deferred gain on SBA loan sales.......................     (127,000)     (69,000)    (47,000)
    Write-down of other real estate owned.................................       58,000       64,000     119,000
    Change in deferred taxes..............................................      (88,000)    (346,000)   (143,000)
    ESOP shares committed to be released..................................      173,000       71,000      13,000
    Proceeds from sale of loans held for sale.............................   14,626,000   12,059,000   7,725,000
    Origination/transfer of loans held for sale...........................  (13,851,000) (10,111,000) (7,532,000)
    Loss on sale of bank premises and equipment...........................       26,000           --          --
    (Gain) on sale of loans held for sale.................................   (1,057,000)    (772,000)   (375,000)
    (Gain) loss on sale of other real estate owned........................        8,000       (2,000)    244,000
    (Increase) in interest receivable and other assets....................     (510,000)    (327,000)   (193,000)
    Increase (decrease) in accrued interest and other liabilities.........     (218,000)     (98,000)    328,000
                                                                            -----------  -----------  ----------
      NET CASH PROVIDED BY OPERATING ACTIVITIES...........................      311,000    2,336,000   1,456,000
                                                                            -----------  -----------  ----------
Cash Flows from Investing Activities
  Purchase of securities held to maturity.................................  (14,000,000)  (6,500,000) (5,500,000)
  Proceeds from maturities of securities held to maturity.................   12,309,000    5,566,000   7,550,000
  Change in loans made to customers, net..................................    1,748,000   (4,971,000)   (695,000)
  Purchase of residential lot loans.......................................           --           --  (6,988,000)
  Net (increase) decrease in federal funds sold...........................   (8,980,000)     524,000    (222,000)
  Proceeds from sale of bank premises and equipment.......................        5,000           --      56,000
  Proceeds from sale of other real estate owned...........................      555,000      277,000     156,000
  Purchases of bank premises and equipment................................     (349,000)    (249,000)   (249,000)
                                                                            -----------  -----------  ----------
      NET CASH (USED IN) INVESTING ACTIVITIES.............................   (8,712,000)  (5,353,000) (5,892,000)
                                                                            -----------  -----------  ----------
Cash Flows from Financing Activities
  Net increase in deposits................................................    9,500,000    2,953,000   4,285,000
  Dividends paid..........................................................           --       (1,000)         --
  Exercise of stock options...............................................           --       42,000          --
  Principal payments on ESOP bank note payable............................     (101,000)     (26,000)         --
                                                                            -----------  -----------  ----------
      NET CASH PROVIDED BY FINANCING ACTIVITIES...........................    9,399,000    2,968,000   4,285,000
                                                                            -----------  -----------  ----------
      INCREASE (DECREASE) IN CASH AND DUE FROM BANKS......................      998,000      (49,000)   (151,000)
Cash and Due from Banks
  Beginning...............................................................    5,487,000    5,536,000   5,687,000
                                                                            -----------  -----------  ----------
  Ending..................................................................  $ 6,485,000  $ 5,487,000  $5,536,000
                                                                            -----------  -----------  ----------
                                                                            -----------  -----------  ----------
Supplemental disclosures of cash flow information:
  Cash payments for:
    Interest..............................................................  $ 1,382,000  $ 1,222,000  $1,104,000
                                                                            -----------  -----------  ----------
                                                                            -----------  -----------  ----------
    Income taxes paid.....................................................  $ 1,037,000  $   416,000  $  323,000
                                                                            -----------  -----------  ----------
                                                                            -----------  -----------  ----------
Supplemental schedule of noncash investing and financing activities:
  Issuance of ESOP notes payable to purchase Bank stock...................  $        --  $   278,000  $  327,000
                                                                            -----------  -----------  ----------
                                                                            -----------  -----------  ----------
  Other real estate acquired in settlement of loans.......................  $   710,000  $   906,000  $  108,000
                                                                            -----------  -----------  ----------
                                                                            -----------  -----------  ----------
  Loans acquired in exchange for other real estate owned..................  $    50,000  $        --  $1,000,000
                                                                            -----------  -----------  ----------
                                                                            -----------  -----------  ----------
  Stock dividend declared.................................................  $        --  $   332,000  $       --
                                                                            -----------  -----------  ----------
                                                                            -----------  -----------  ----------

                       See Notes to Financial Statements

                                  VALLEY BANK

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BANKING ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

    Valley Bank (the Bank) provides a full range of banking services to its commercial and consumer customers through seven branches located in the Inland Empire and the low desert areas of Southern California and a lending office located in Portland, Oregon.

    The Bank grants commercial, residential and consumer loans to customers, substantially all of whom are middle-market businesses or residents. The Bank's business is concentrated in the Inland Empire, the low desert area of Southern California and Portland, Oregon. The loan portfolio includes significant credit exposure to the real estate industry (commercial and residential) of these areas. As of December 31, 1998, real estate-related loans accounted for approximately 69% of total loans. Substantially all of these loans are secured by first liens with an initial loan-to-value ratio of generally not more than 70%. Less than 10% of commercial loans are unsecured. The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers. The Bank's policy requires that collateral be obtained on substantially all loans. Such collateral is primarily first trust deeds on property.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND DUE FROM BANKS

    For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks. Cash flows from loans originated by the Bank, deposits and federal funds sold are reported net.

    The Bank maintains amounts due from banks which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

    The Bank is required to maintain reserve balances in cash or on deposit with Federal Reserve Banks. The total of those reserve balances was approximately $1,351,000 and $1,197,000 as of December 31, 1998 and 1997, respectively.

SECURITIES HELD TO MATURITY

    Securities classified as held to maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted

                                  VALLEY BANK

NOTE 1. NATURE OF BANKING ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) for amortization of premiums and accretion of discount, computed by the interest method over their contractual lives.

    The sale of a security within three months of its maturity date or after at least 85% of the principal outstanding has been collected is considered a maturity for purposes of classification and disclosure.

LOANS

    Loans are stated at the amount of unpaid principal, reduced by unearned fees and an allowance for loan losses.

    The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans and prior loan loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower's ability to pay.

    While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic or other conditions. In addition, the Federal Deposit Insurance Corporation (FDIC) and California Department of Financial Institutions, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

    A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

INTEREST AND FEES ON LOANS

    Interest on loans is recognized over the terms of the loans and is calculated using the simple-interest method on principal amounts outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When the accrual of interest is discontinued, all unpaid

                                  VALLEY BANK

NOTE 1. NATURE OF BANKING ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

    Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan's yield. The Bank is generally amortizing these amounts over the contractual life.

SALE OF LOANS

    The Bank sells the guaranteed and unguaranteed portion of Small Business Administration (SBA) loans in the secondary market to provide funds for additional lending and to generate servicing income. Under such agreements, the Bank continues to service the loans and the buyer receives the principal collected together with interest. Loans held for sale are valued at the lower of cost or market value.

    The Bank has issued various representations and warranties associated with the sale of loans. These representations and warranties may require the Bank to repurchase loans for a period of 90 days after the date of sale as defined per the applicable sales agreement. The Bank experienced no losses during the years ended December 31, 1998 and 1996 regarding these representations and warranties. Reference should be made to Note 8 for losses incurred in 1997.

    The Bank serviced approximately $28,594,000 and $22,425,000 of loans for SBA as of December 31, 1998 and 1997, respectively, which are not included in the accompanying balance sheets (see Note 8).

BANK PREMISES AND EQUIPMENT

    Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. Improvements to leased property are amortized over the lesser of the term of the lease or life of the improvements.

OTHER REAL ESTATE OWNED

    Other real estate owned (OREO) represents properties acquired through foreclosure or other proceedings. OREO is held for sale and is recorded at the lower of the carrying amounts of the related loans or the estimated fair value of the properties less estimated costs of disposal. Any write-down to estimated fair value less cost to sell at the time of transfer to OREO is charged to the allowance for loan losses. Property is evaluated regularly by management and reduction of the carrying amounts to estimated fair value less estimated costs to dispose are recorded as necessary. Revenue and expense from the operations of OREO and changes in the valuation allowance are included in expenses.

                                  VALLEY BANK

NOTE 1. NATURE OF BANKING ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INCOME TAXES

    Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    Management uses its best judgment in estimating the fair value of the Bank's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Bank could have realized in a sales transaction at December 31, 1998 or 1997. The estimated fair value amounts for 1998 and 1997 have been measured as of year end, and have not been reevaluated or updated for purposes of these financial statements subsequent to that date. As such, the estimated fair values of these financial instruments subsequent to the reporting date may be different than the amounts reported at year end.

    The information in Note 13 should not be interpreted as an estimate of the fair value of the entire Bank since a fair value calculation is only required for a limited portion of the Bank's assets.

    Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Bank's disclosures and those of other banks may not be meaningful.

    The following methods and assumptions were used by the Bank in estimating the fair value of its financial instruments:

    CASH

        The carrying amounts reported in the balance sheets for cash and due from banks and federal funds sold approximate their fair value.

    SECURITIES

        Fair value for securities held to maturity is based on quoted market prices.

                                  VALLEY BANK

NOTE 1. NATURE OF BANKING ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    LOANS

        For variable rate loans that reprice frequently and that have experienced no significant change in credit risk, fair value is based on carrying value. At December 31, 1998 and 1997, variable rate loans comprised approximately 90% and 86%, respectively, of the loan portfolio. Fair value for all other loans is estimated based on discounted cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Prepayments prior to the repricing date are not expected to be significant. Loans are expected to be held to maturity and any unrealized gains or losses are not expected to be realized.

    LOANS HELD FOR SALE

        Fair value is based on quoted market prices of similar loans sold on the secondary market.

    OFF-BALANCE-SHEET INSTRUMENTS

        Fair value for off-balance-sheet instruments (guarantees, letters of credit and lending commitments) is based on quoted fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

    DEPOSIT LIABILITIES

        Fair value disclosed for demand deposits equals their carrying amounts, which represent the amount payable on demand. The carrying amounts for variable rate money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair value for fixed rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on time deposits. Early withdrawal of fixed rate certificates of deposit are not expected to be significant.

    ACCRUED INTEREST RECEIVABLE AND PAYABLE

        The fair value of both accrued interest receivable and payable approximates their carrying amounts.

    ESOP BANK NOTES PAYABLE

        The fair value of the ESOP bank notes payable approximates their carrying amounts.

                                  VALLEY BANK

NOTE 1. NATURE OF BANKING ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
OTHER OFF-BALANCE-SHEET INSTRUMENTS

    In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

EARNINGS PER SHARE

    Components used in computing earnings per share (EPS) for the years ended December 31 are as follows:

                                               1998                                 1997                           1996
                                -----------------------------------  -----------------------------------  ----------------------
                                 INCOME      SHARES        PER-       INCOME      SHARES        PER-       INCOME      SHARES
                                 (NUMER-    (DENOMI-       SHARE      (NUMER-    (DENOMI-       SHARE      (NUMER-    (DENOMI-
                                  ATOR)      NATOR)       AMOUNT       ATOR)      NATOR)       AMOUNT       ATOR)      NATOR)
                                ---------  -----------  -----------  ---------  -----------  -----------  ---------  -----------
BASIC EPS
Income available to common
  stockholders................  $ 789,000   1,084,112    $    0.73   $ 556,000   1,055,293    $    0.53   $ 454,000   1,094,211
EFFECT OF DILUTIVE SECURITIES
Options.......................         --     129,740                       --      42,151                       --      23,543
                                ---------  -----------       -----   ---------  -----------       -----   ---------  -----------
DILUTED EPS
Income available to common
  stockholders + assumed
  conversions.................  $ 789,000   1,213,852    $    0.65   $ 556,000   1,097,444    $    0.51   $ 454,000   1,117,754
                                ---------  -----------       -----   ---------  -----------       -----   ---------  -----------
                                ---------  -----------       -----   ---------  -----------       -----   ---------  -----------


                                   PER-
                                   SHARE
                                  AMOUNT
                                -----------
BASIC EPS
Income available to common
  stockholders................   $    0.41
EFFECT OF DILUTIVE SECURITIES
Options.......................
                                     -----
DILUTED EPS
Income available to common
  stockholders + assumed
  conversions.................   $    0.41
                                     -----
                                     -----

    The average number of common shares outstanding excludes 87,794, 109,410 and 69,823 shares owned by the Employee Stock Ownership Plan (ESOP) that have not been committed to be released as of December 31, 1998, 1997 and 1996, respectively. See Note 9 for further information regarding the shares owned by the ESOP.

CURRENT ACCOUNTING DEVELOPMENT

    In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. This Statement establishes accounting and reporting standards for derivative instruments and for hedging activities. This new standard is effective for the year 2000 and is not expected to have a material impact on the financial statements of the Bank.

RECLASSIFICATIONS

    Certain amounts in the prior year's financial statements and related footnote disclosures were reclassified to conform to the current year presentation, with no effect on net income or stockholders' equity.

                                  VALLEY BANK

NOTE 2.  SECURITIES

    Carrying amounts and fair value of securities being held to maturity as of December 31 are summarized as follows:

                                                                                      1998
                                                             ------------------------------------------------------
                                                               AMORTIZED    UNREALIZED   UNREALIZED
                                                                 COST          GAINS       LOSSES      FAIR VALUE
                                                             -------------  -----------  -----------  -------------
U.S. Treasury securities and obligations of other U.S.
  government corporations and agencies.....................  $  15,004,000   $  39,000    $  (1,000)  $  15,042,000
Municipal obligations......................................        581,000      19,000           --         600,000
                                                             -------------  -----------  -----------  -------------
                                                             $  15,585,000   $  58,000    $  (1,000)  $  15,642,000
                                                             -------------  -----------  -----------  -------------
                                                             -------------  -----------  -----------  -------------

                                                                                      1997
                                                             ------------------------------------------------------
                                                               AMORTIZED    UNREALIZED   UNREALIZED
                                                                 COST          GAINS       LOSSES      FAIR VALUE
                                                             -------------  -----------  -----------  -------------
U.S. Treasury securities and obligations of other U.S.
  government corporations and agencies.....................  $  11,957,000   $  39,000    $  (4,000)  $  11,992,000
Mortgage-backed securities.................................        781,000       1,000           --         782,000
Municipal obligations......................................      1,118,000      37,000       (9,000)      1,146,000
                                                             -------------  -----------  -----------  -------------
                                                             $  13,856,000   $  77,000    $ (13,000)  $  13,920,000
                                                             -------------  -----------  -----------  -------------
                                                             -------------  -----------  -----------  -------------

    The amortized cost and fair value of investment securities as of December 31, 1998 by contractual maturities are shown below.

                                                                   AMORTIZED
                                                                     COST        FAIR VALUE
                                                                 -------------  -------------
Due in one year or less........................................  $  11,149,000  $  11,170,000
Due after one year through five years..........................      4,436,000      4,472,000
                                                                 -------------  -------------
                                                                 $  15,585,000  $  15,642,000
                                                                 -------------  -------------
                                                                 -------------  -------------

    Securities being held to maturity with carrying amounts of $6,585,000 and $8,070,000 at December 31, 1998 and 1997, respectively, were pledged as collateral on public deposits, repurchase agreements and for other purposes as required or permitted by law.

                                  VALLEY BANK

NOTE 3.  LOANS

    The composition of the Bank's loan portfolio as of December 31 is as follows:

                                                                     1998           1997
                                                                 -------------  -------------
Real estate loans:
  Construction.................................................  $   6,733,000  $   6,873,000
  Residential..................................................      4,848,000      7,116,000
  Unimproved residential lots..................................      4,898,000      6,369,000
  Commercial...................................................     13,910,000     14,535,000
                                                                 -------------  -------------
                                                                    30,389,000     34,893,000

Commercial and industrial loans................................      2,653,000      1,746,000
Government guaranteed loans....................................      9,173,000      8,377,000
Loans to individuals...........................................        504,000        435,000
                                                                 -------------  -------------
                                                                    42,719,000     45,451,000

Deduct:
  Unearned net loan fees and discounts.........................        164,000        191,000
  Allowance for loan losses....................................      1,118,000      1,058,000
                                                                 -------------  -------------
                                                                 $  41,437,000  $  44,202,000
                                                                 -------------  -------------
                                                                 -------------  -------------

IMPAIRED LOANS

    Information about impaired loans as of and for the years ended December 31 is as follows:

                                                                        1998          1997
                                                                    ------------  ------------
Impaired loans for which there is a related allowance for loan losses..........................................................  $  3,934,000  $  1,763,000
                                                                    ------------  ------------
                                                                    ------------  ------------
Related allowance for loan losses.................................  $    502,000  $    317,000
                                                                    ------------  ------------
                                                                    ------------  ------------
Average balance (based on month-end balances).....................  $  2,644,000  $  1,447,000
                                                                    ------------  ------------
                                                                    ------------  ------------
Interest income recognized........................................  $         --  $         --
                                                                    ------------  ------------
                                                                    ------------  ------------

    The Bank is not committed to lend additional funds to debtors whose loans have been modified due to an impairment.

    The Bank had nonaccrual loans of $4,752,000 and $3,227,000 as of December 31, 1998 and 1997, respectively. Interest income that would have been earned on such nonaccrual loans, had such loans performed according to their loan terms, would have been $424,000, $147,000 and $307,000 in 1998, 1997 and 1996, respectively. Management estimates that certain nonaccrual loans, which are not classified as impaired, will ultimately be collected in full in accordance with the original terms.

                                  VALLEY BANK

NOTE 3.  LOANS (CONTINUED)
LOANS HELD FOR SALE

    Information about loans held for sale as of and for the years ended December 31 is as follows:

                                                                     1998            1997
                                                                --------------  --------------
Balance, beginning............................................  $           --  $      670,000
  Loans transferred from loan portfolio.......................      13,851,000      10,111,000
  Loans sold..................................................     (13,257,000)    (10,781,000)
                                                                --------------  --------------
Balance, ending...............................................  $      594,000  $           --
                                                                --------------  --------------
                                                                --------------  --------------

    There were no outstanding commitments to sell loans at December 31, 1997.

NOTE 4.  ALLOWANCE FOR LOAN LOSSES

    Changes in the allowance for loan losses for the years ended December 31 are as follows:

                                                           1998          1997         1996
                                                       ------------  ------------  -----------
Balance, beginning...................................  $  1,058,000  $    756,000  $   497,000
  Provision charged to operating expense.............       200,000       980,000      360,000
  Recoveries of amounts charged off..................       272,000        81,000       20,000
  Amounts charged off................................      (412,000)     (759,000)    (121,000)
                                                       ------------  ------------  -----------
Balance, ending......................................  $  1,118,000  $  1,058,000  $   756,000
                                                       ------------  ------------  -----------
                                                       ------------  ------------  -----------

NOTE 5.  BANK PREMISES AND EQUIPMENT

    The major classes of bank premises and equipment and the total accumulated depreciation and amortization as of December 31 are as follows:

                                                                        1998          1997
                                                                    ------------  ------------
Land..............................................................  $    579,000  $    579,000
Buildings and leasehold improvements..............................     2,259,000     2,309,000
Equipment and furnishings.........................................     2,322,000     2,611,000
Construction in progress..........................................        31,000        52,000
                                                                    ------------  ------------
                                                                       5,191,000     5,551,000
Less accumulated depreciation and amortization....................     3,033,000     3,391,000
                                                                    ------------  ------------
                                                                    $  2,158,000  $  2,160,000
                                                                    ------------  ------------
                                                                    ------------  ------------

NOTE 6.  DEPOSITS

    The aggregate amount of jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $2,443,000 and $2,103,000 in 1998 and 1997,

                                  VALLEY BANK

NOTE 6.  DEPOSITS (CONTINUED)
respectively. Substantially all certificates of deposit mature in the year ending December 31, 1999.

NOTE 7.  INCOME TAXES

    The cumulative tax effects of temporary differences as of December 31 are shown in the following table:

                                                                           1998        1997
                                                                        ----------  ----------
Deferred tax assets:
  Credit loss allowance...............................................  $  189,000  $  149,000
  Deferred loan fees..................................................      73,000      86,000
  Other real estate owned.............................................      26,000      29,000
  Nonaccrual interest.................................................      44,000      26,000
  Gain recognized on sale of loans....................................     409,000     380,000
  Other...............................................................      30,000          --
                                                                        ----------  ----------
    Total deferred tax assets.........................................     771,000     670,000
                                                                        ----------  ----------
Deferred tax liabilities:
  Property and equipment..............................................      41,000      17,000
  Other...............................................................          --      11,000
                                                                        ----------  ----------
    Total deferred tax liabilities....................................      41,000      28,000
                                                                        ----------  ----------
    Net deferred tax asset............................................  $  730,000  $  642,000
                                                                        ----------  ----------
                                                                        ----------  ----------

    At December 31, 1998, no valuation reserve was considered necessary as management believes it is more likely than not that the deferred tax assets will be realized due to taxes paid in prior years or future operations.

    The provision for income taxes charged to operations for the years ended December 31 consists of the following:

                                                            1998        1997         1996
                                                         ----------  -----------  -----------
Current tax expense....................................  $  672,000  $   588,000  $   472,000
Deferred tax (benefit).................................     (88,000)    (346,000)    (143,000)
                                                         ----------  -----------  -----------
                                                         $  584,000  $   242,000  $   329,000
                                                         ----------  -----------  -----------
                                                         ----------  -----------  -----------

                                  VALLEY BANK

NOTE 7.  INCOME TAXES (CONTINUED)
    The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31 as follows:

                                                             1998        1997         1996
                                                          ----------  -----------  ----------
Computed "expected" tax expense.........................  $  481,000  $   279,000  $  274,000
Increase (decrease) in income taxes resulting from:
  State income taxes, net of federal tax benefit........      98,000       58,000      55,000
  Change in valuation allowance.........................          --     (134,000)         --
  Other.................................................       5,000       39,000          --
                                                          ----------  -----------  ----------
                                                          $  584,000  $   242,000  $  329,000
                                                          ----------  -----------  ----------
                                                          ----------  -----------  ----------

NOTE 8.  COMMITMENTS AND CONTINGENCIES

CONTINGENCIES

    In the normal course of business, the Bank is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the financial statements.

    In the normal course of business, the Bank makes loans which are partially guaranteed by third parties, primarily the SBA. These guarantees are conditional upon satisfactory underwriting and loan monitoring standards which are agreed upon in advance by both parties. During the year ended December 31, 1997, the Bank experienced a loss of approximately $380,000 on a loan on which the SBA did not honor its guarantee due to unsatisfactory underwriting standards. The Bank's existing loan portfolio contains approximately $28,594,000 of loans serviced for others, of which $26,794,000 are guaranteed by the governmental agencies, and excluded from the accompanying balance sheet. The Bank's management believes it is generally in compliance with the required underwriting and loan monitoring standards.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

    The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk in excess of amounts recognized on the balance sheets.

    The Bank's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for these commitments is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

                                  VALLEY BANK

NOTE 8.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
    A summary of the contract amount of the Bank's exposure to off-balance-sheet risk as of December 31 is as follows:

                                                                        1998          1997
                                                                    ------------  ------------
Commitments to extend credit, including unsecured loan commitments of 1998 $368,000; 1997 $167,000.................................  $  2,582,000  $  6,664,000
Standby letters of credit.........................................       178,000       212,000
                                                                    ------------  ------------
                                                                    $  2,760,000  $  6,876,000
                                                                    ------------  ------------
                                                                    ------------  ------------

COMMITMENTS TO EXTEND CREDIT

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. If deemed necessary upon extension of credit, the amount of collateral obtained is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

STANDBY LETTERS OF CREDIT

    Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary. At December 31, 1998, approximately 17% of the standby letters of credit were collateralized.

INTEREST RATE RISK

    The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are more likely to prepay in a falling rate environment and less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

                                  VALLEY BANK

NOTE 8.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

LEASE COMMITMENTS

    The Bank leases the facilities for two of its branch offices and its Data Processing Center under noncancelable operating lease agreements expiring through the year 2000. The leases contain renewal options of various five- and ten-year terms with various rental increases based on the Consumer Price Index. In addition, the Bank has the option to purchase the Perris branch property at certain agreed-upon terms. The leases require the Bank to pay property taxes, utilities, insurance and normal maintenance on the premises. The following is a schedule of future minimum rental payments under this lease:

YEARS ENDING DECEMBER 31,                                                             AMOUNT
-----------------------------------------------------------------------------------  ---------
1999...............................................................................  $  53,000
2000...............................................................................      6,000
                                                                                     ---------
                                                                                     $  59,000
                                                                                     ---------
                                                                                     ---------

    Total rent expense under these leases for the years ended December 31, 1998, 1997 and 1996 was $101,000, $99,000 and $80,000, respectively.

FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT RISK

        CONCENTRATION BY GEOGRAPHIC LOCATION: The Bank makes commercial, residential and consumer loans to customers primarily in the Inland Empire, the low desert areas of Southern California and in Portland, Oregon. In addition, the Bank has a concentration of residential lot loans located in Fort Mojave, Arizona.

        A substantial portion of the Bank's customers' abilities to honor their contracts is dependent on the business economy in the Inland Empire, low desert areas of Southern California, its surrounding areas, Portland, Oregon, and Fort Mojave, Arizona.

        CONCENTRATION BY INDUSTRY: The loan portfolio has a concentration of loans related to real estate, primarily loans for commercial and residential operations. These concentrations are reflected in Note 3 to these financial statements.

NOTE 9.  EMPLOYEE BENEFIT PLANS

EMPLOYEE BONUS PLAN

    The Bank has an employee bonus plan for all employees. Employee bonuses are based on a percentage of beginning equity ranging from 6% to 20% depending upon the level of the Bank's profitability for the year. Total disbursements to employees were $146,000, $54,000 and $29,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

                                  VALLEY BANK

NOTE 9.  EMPLOYEE BENEFIT PLANS (CONTINUED)
PROFIT SHARING/SALARY DEFERRAL PLAN

    The Bank has a salary deferral 401(k) plan for all employees who have completed one year and 1,000 hours of service. Annual contributions are limited to the maximum deductible percentage of covered employee compensation. The Bank contributes matching funds at its option which amounted to $99,000, $71,000 and $76,000 in 1998, 1997 and 1996, respectively.

STOCK PURCHASE PLAN

    The Bank offered a stock purchase plan to eligible officers and employees, which was terminated in 1998. The plan provided for a voluntary payroll deduction on the part of the eligible officer or employee up to 15% of their gross salary. The amount of funds set aside was used to purchase Bank stock as it became available on the open market. The Bank has agreed to supplement up to 25% of the payroll deduction by a contribution to this plan. Contributions for this plan amounted to $5,000, $6,000 and $5,000 in 1998, 1997 and 1996,
respectively.

SALARY CONTINUATION PLAN

    In April 1995, the Board of Directors authorized the Bank to enter an agreement with the Bank's president to provide for annual cash payments to the officer for a period not to exceed 15 years, beginning at his normal retirement age (age 65). In the event of death prior to normal retirement age, annual cash payments would be made to beneficiaries for a period of ten years following the date of death. The present value of the Bank's liability under this agreement was approximately $160,000 and $109,000 at December 31, 1998 and 1997, respectively. The Bank purchased life insurance policies in 1995 which are intended to ultimately fund all costs of this agreement. The cash surrender value related to these insurance policies was approximately $712,000 and $661,000 at December 31, 1998 and 1997, respectively.

CONTINGENCY CONTRACTS

    Certain officers of the Bank have contingency contracts which provide for benefits upon termination or in the event the Bank experiences a merger, acquisition or other act.

EMPLOYEE STOCK OWNERSHIP PLAN

    The Bank sponsors a leveraged ESOP covering substantially all employees. Contributions to the ESOP are at the discretion of the Board of Directors. The Bank makes annual contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP, if any. The ESOP shares initially were pledged as collateral for the debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. The debt of the ESOP is recorded as debt and

                                  VALLEY BANK

NOTE 9.  EMPLOYEE BENEFIT PLANS (CONTINUED)
the shares pledged as collateral are deducted from stockholders' equity as unearned ESOP shares in the accompanying balance sheets.

    The notes payable referred to in the preceding paragraph require annual principal payments plus interest at rates ranging from 1% to 1.25% over the reference rate (7.75% at December 31, 1998). Future principal payments are due as follows:

YEARS ENDING DECEMBER 31,                                                             AMOUNT
----------------------------------------------------------------------------------  ----------
1999..............................................................................  $  118,000
2000..............................................................................     120,000
2001..............................................................................     122,000
2002..............................................................................      93,000
2003..............................................................................      25,000
                                                                                    ----------
                                                                                    $  478,000
                                                                                    ----------
                                                                                    ----------

    The ESOP did not purchase any shares of the Bank's common stock for the year ended of December 31, 1998 and purchased a total of 118,214 shares of the Bank's common stock through December 31, 1997. The ESOP financed a portion of the purchase price by issuing notes payable which are guaranteed by the Bank.

    As shares are released from collateral, the Bank reports compensation expense equal to management's estimate of the fair value price of the shares, and the shares become outstanding for EPS computations. ESOP compensation expense was $173,000, $71,000 and $13,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

    In the event a terminated ESOP participant desires to sell his or her shares of the Bank's stock, the Bank may be required to purchase the shares from the participant at their fair market value.

    Shares of the Bank held by the ESOP at December 31 are as follows:

                                                                         NUMBER OF SHARES
                                                                       --------------------
                                                                         1998       1997
                                                                       ---------  ---------
Allocated shares.....................................................     13,842      2,280
Shares released for allocation.......................................     21,616     11,562
Unreleased (unearned) shares.........................................     87,794    109,410
                                                                       ---------  ---------
                                                                         123,252    123,252
                                                                       ---------  ---------
                                                                       ---------  ---------

    At December 31, 1998, based on management's estimate, the fair value of the shares allocated and released for allocation amounted to $284,000 and the fair value of the unreleased shares amounted to $702,000.

                                  VALLEY BANK

NOTE 10.  RELATED PARTY TRANSACTIONS

    Stockholders of the Bank, and officers and directors, including their families and companies of which they are principal owners, are considered to be related parties. These related parties were loan customers of, and had other transactions with, the Bank in the ordinary course of business. In management's opinion, these loans and transactions were on the same terms as those for comparable loans and transactions with nonrelated parties.

    Total loans to related parties were approximately $65,000 at December 31, 1998. None of these loans are past due, nonaccrual or restructured to provide a reduction or deferral of interest or principal because of deterioration in the financial position of borrower. There were no loans to a related party which were considered classified loans at December 31, 1998. There were no related party loans at December 31, 1997.

NOTE 11.  RESTRICTIONS ON RETAINED EARNINGS AND REGULATORY MATTERS

    In October 1998, the Bank's Board of Directors adopted a resolution with certain compliance criteria of the California Department of Financial Institutions and the FDIC which replaced the resolution dated June 1996. The Bank's Board of Directors' resolution requires the Bank to perform the following:

    - Develop, approve and submit a formal written testing plan to the FDIC by January 10, 1999 in full compliance with the Interagency Guidance of Testing for Year 2000 Readiness.

    - Complete testing of its mission-critical systems by March 31, 1999.

    - Maintain qualified senior management and notify the FDIC when they propose to add an individual to the Board of Directors or to the senior management of the Bank.

    - Provide quarterly progress reports to the FDIC.

In addition, the Bank fulfilled or complied with the following resolutions as of December 31, 1998:

    - Corrected all data processing deficiencies identified in the April 1, 1998 Report of Examination of Information Systems.

    - Revised, adopted and implemented written lending and collection policies to provide effective guidance and control over the Bank's lending function.

    - Established asset quality improvement plans and goals for the reduction of each classified loan and parcel of OREO over $50,000.

    - Revised, adopted and implemented a plan to improve earnings, including a formal budget for 1999

    - Adopt procedures to ensure future compliance with all applicable laws and regulations.

    - Maintain Tier I capital of at least 8.0% of the Bank's adjusted total assets.

                                  VALLEY BANK

NOTE 11. RESTRICTIONS ON RETAINED EARNINGS AND REGULATORY MATTERS (CONTINUED) The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve qualitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

    As of December 31, 1998, the most recent notification from the FDIC categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

    At December 31, 1998 and 1997, the Bank's actual capital amounts and ratios are presented in the following table:

                                                                                           FOR CAPITAL ADEQUACY
                                                      ACTUAL                                     PURPOSES
                                             -------------------------                   -------------------------
                                                AMOUNT        RATIO                         AMOUNT        RATIO
                                             ------------     -----                      ------------     -----
As of December 31, 1998:
  Total capital (to risk-weighted                                       Greater than or                             Greater than or
    assets)................................  $  8,927,000        16.7%  equal to         $  4,270,000         8.0%  equal to
  Tier I capital (to risk-weighted                                      Greater than or                             Greater than or
    assets)................................     8,254,000        15.5   equal to            2,135,000         4.0   equal to
                                                                        Greater than or                             Greater than or
  Tier I capital (to average assets).......     8,254,000        10.2   equal to            3,250,000         4.0   equal to

As of December 31, 1997:
  Total capital (to risk-weighted                                       Greater than or                             Greater than or
    assets)................................     7,981,000        14.5   equal to            4,383,000         8.0   equal to
  Tier I capital (to risk-weighted                                      Greater than or                             Greater than or
    assets)................................     7,292,000        13.5   equal to            2,164,000         4.0   equal to
                                                                        Greater than or                             Greater than or
  Tier I capital (to average assets).......     7,292,000         9.8   equal to            2,977,000         4.0   equal to


                                              TO BE WELL CAPITALIZED

                                              UNDER PROMPT CORRECTIVE
                                                 ACTION PROVISIONS
                                             -------------------------
                                                AMOUNT        RATIO
                                             ------------     -----
As of December 31, 1998:
  Total capital (to risk-weighted
    assets)................................  $  5,338,000        10.0%
  Tier I capital (to risk-weighted
    assets)................................     3,203,000         6.0

  Tier I capital (to average assets).......     4,062,000         5.0
As of December 31, 1997:
  Total capital (to risk-weighted
    assets)................................     5,479,000        10.0
  Tier I capital (to risk-weighted
    assets)................................     3,264,000         6.0

  Tier I capital (to average assets).......     3,721,000         5.0

                                  VALLEY BANK

NOTE 12.  STOCK OPTION PLANS

EMPLOYEES' INCENTIVE STOCK OPTION PLAN

    The Bank maintains a compensatory incentive stock option plan in which options to purchase shares of the Bank's common stock are granted at the Board of Directors' discretion to certain management and other key personnel. The plan was originally established for a maximum of 240,000 shares (264,600 after stock dividends) of the Bank's common stock. Additional shares were authorized and granted as a result of stock dividends in subsequent years. All options expire ten years from date of grant and vest over a five-year period with 20% in each year. Upon certain change of control events, these options will become fully vested. Other pertinent information relating to the plan follows:

                                        1998                      1997                      1996
                              ------------------------  ------------------------  ------------------------
                                            WEIGHTED                  WEIGHTED                  WEIGHTED
                               NUMBER OF     AVERAGE     NUMBER OF     AVERAGE     NUMBER OF     AVERAGE
                                SHARES        PRICE       SHARES        PRICE       SHARES        PRICE
                              -----------  -----------  -----------  -----------  -----------  -----------
Outstanding, beginning of
  year......................     189,834    $    5.49      161,750    $    5.40      141,750    $    5.63
  Granted...................          --           --       20,000         6.25       20,000         3.75
  5% stock dividend.........          --           --        8,084         5.40           --           --
                              -----------               -----------               -----------
Outstanding, end of year....     189,834         5.49      189,834         5.49      161,750         5.40
                              -----------               -----------               -----------
                              -----------               -----------               -----------
Exercisable, end of year....     143,595         5.62      123,270         5.71       85,050         5.83
                              -----------               -----------               -----------
                              -----------               -----------               -----------

    Additional option information for the year ended December 31, 1998 is as follows:

                                                               WEIGHTED
                                                WEIGHTED        AVERAGE                    WEIGHTED
                                                 AVERAGE      CONTRACTUAL                   AVERAGE
PRICE RANGE                       OUTSTANDING     PRICE      LIFE IN YEARS   EXERCISABLE     PRICE
--------------------------------  -----------  -----------  ---------------  -----------  -----------
$3.75-$5.375....................      81,634    $    4.75            6.1         51,395    $    4.91
$6.00-$6.25.....................     108,200         6.05            4.7         92,200         6.01
                                  -----------                                -----------
                                     189,834    $    5.49            5.3        143,595    $    5.62
                                  -----------                                -----------
                                  -----------                                -----------

DIRECTORS' STOCK OPTION PLAN

    In March 1994, the Bank's stockholders approved the 1993 Directors' Option Plan. This is a compensatory incentive stock option plan in which options to purchase shares of the Bank's common stock are granted at the discretion of the Board of Directors or a committee appointed by the Board of Directors. The Bank originally reserved 76,800 shares (84,672 after stock dividends) of common stock for issuance under this plan. Additional shares were authorized and granted as a result of stock dividends in subsequent years. All options expire ten years from date of grant and vest over a five-year period with 20% in each year. Upon certain change of control events, these options will become fully vested.

                                  VALLEY BANK

NOTE 12.  STOCK OPTION PLANS (CONTINUED)
    Other pertinent information relating to the plan follows:

                                                            1998                      1997                      1996
                                                  ------------------------  ------------------------  ------------------------
                                                                WEIGHTED                  WEIGHTED                  WEIGHTED
                                                   NUMBER OF     AVERAGE     NUMBER OF     AVERAGE     NUMBER OF     AVERAGE
                                                    SHARES        PRICE       SHARES        PRICE       SHARES        PRICE
                                                  -----------  -----------  -----------  -----------  -----------  -----------
Outstanding, beginning of year..................      75,792    $    4.94       79,680    $    4.98       70,080    $    5.38
  Granted.......................................          --           --           --                    19,200         3.75
  Terminated and canceled.......................      (2,712)        5.38           --                    (9,600)        5.38
  5% stock dividend.............................          --           --        3,984         4.98           --           --
  Options exercised.............................          --           --       (7,872)        5.38           --           --
                                                  -----------               -----------               -----------
Outstanding, end of year........................      73,080         4.93       75,792         4.94       79,680    $    4.98
                                                  -----------               -----------               -----------
                                                  -----------               -----------               -----------
Exercisable, end of year........................      57,816         5.15       51,072         4.93       35,136    $    5.38
                                                  -----------               -----------               -----------
                                                  -----------               -----------               -----------
As of December 31, 1998
  Price of outstanding options......................................................................              $3.75-$5.37
  Weighted average remaining contractual life of outstanding options................................                6.0 years

    The Bank applies Accounting Principles Board Opinion 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized. The Bank has elected not to adopt FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. Had compensation cost for the Bank's stock option plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of Statement No. 123, the Bank's net income and net income per common share would have been reduced to the pro forma amounts indicated below:

                                                              1998        1997        1996
                                                           ----------  ----------  ----------
Net income
  As reported............................................  $  789,000  $  556,000  $  454,000
  Pro forma..............................................     768,000     532,000     437,000

Basic earnings per share
  As reported............................................        0.73        0.53        0.41
  Pro forma..............................................        0.71        0.50        0.40

Diluted earnings per share
  As reported............................................        0.65        0.51        0.41
  Pro forma..............................................        0.63        0.48        0.39

    The pro forma compensation cost was recognized for the fair value of the stock options granted, which was estimated using the minimum-value method, including a risk-free interest rate of 5.69% and 5.59% for 1997 and 1996, respectively, an estimated life of the options of ten years and no dividend rate or volatility on the stock. The weighted average fair value of these stock options granted in 1997 and 1996 was $2.67 and $1.58, respectively. There were no stock options granted in 1998.

                                  VALLEY BANK

NOTE 13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of the Bank's financial instruments is as follows at December 31:

                                              1998                          1997
                                  ----------------------------  ----------------------------
                                    CARRYING                      CARRYING
                                     AMOUNT       FAIR VALUE       AMOUNT       FAIR VALUE
                                  -------------  -------------  -------------  -------------
Financial assets:
  Cash and federal funds sold...  $  20,265,000  $  20,265,000  $  10,287,000  $  10,287,000
  Securities....................     15,585,000     15,642,000     13,856,000     13,920,000
  Loans and loans held for sale,
    net.........................     42,031,000     42,843,000     44,202,000     44,902,000
  Accrued interest receivable...        611,000        611,000        561,000        561,000

Financial liabilities:
  Deposits......................     75,739,000     75,698,000     66,239,000     66,209,000
  Interest payable..............         47,000         47,000         42,000         42,000
  ESOP bank note payable........        478,000        478,000        579,000        579,000

FAIR VALUE OF COMMITMENTS

    The estimated fair value of fee income on letters of credit at December 31, 1998 and 1997 is insignificant. Loan commitments on which the committed interest rate is less than the current market rate are also insignificant at December 31, 1998 and 1997.

NOTE 14.  POTENTIAL SALE OF THE BANK

    The management of the Bank has entered into a definitive agreement to sell 100% of the common stock of the Bank to a bank holding company in 1999. The potential sale is pending regulatory and shareholder approval. The sale, if completed, is expected to close in May 1999.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT WHICH IS SET FORTH IN THIS PROSPECTUS. WE ARE OFFERING TO SELL SHARES OF COMMON STOCK AND SEEKING OFFERS TO BUY SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THE PROSPECTUS OR OF ANY SALE OF COMMON STOCK.
                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
  Prospectus Summary......................................................    1
  Risk Factors............................................................    6
  Use of Proceeds.........................................................   14
  Dividend Policy.........................................................   14
  Capitalization..........................................................   15
  Dilution................................................................   16
  Regulatory Capital and Leverage Ratio...................................   17
  The Acquisitions........................................................   17
  Unaudited Pro Forma Combined Financial Data.............................   19
  Pacific Community Banking Group Selected Financial Data.................   23
    Management's Discussion and
      Analysis............................................................   24
    Business..............................................................   25
  The Bank of Hemet
    Selected Financial Data...............................................   28
    Management's Discussion and
      Analysis............................................................   30
    Business..............................................................   45
  Valley Bank
    Selected Financial Data...............................................   61
    Management's Discussion and
      Analysis............................................................   63
    Business..............................................................   77
  Management..............................................................   96
  Certain Transactions....................................................  104
  Principal and Selling Shareholders......................................  104
  Supervision and Regulation..............................................  107
  Description of Capital Stock............................................  114
  Shares Eligible for Future Sale.........................................  121
  Underwriting............................................................  123
  Experts.................................................................  125
  Legal Matters...........................................................  125
  Additional Information..................................................  126
  Index to Financial Statements...........................................  F-1

    UNTIL           , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                         SHARES

                           [PACIFIC COMMUNITY BANKING
                                  GROUP LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                  SUTRO & CO.
                                  INCORPORATED

                                          , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following is an itemized list of the estimated expenses to be incurred in connection with this offering of the securities being offered hereunder other than underwriting discounts and commissions.

                                                                                                           AMOUNT
                                                                                                         TO BE PAID
                                                                                                         -----------
Registration fee.......................................................................................   $
NASD filing fee and expenses...........................................................................       9,000
Nasdaq National Market listing fee.....................................................................
Printing and Engraving expenses........................................................................
Legal fees and expenses................................................................................
Blue Sky qualification fees and expenses...............................................................       3,500
Accounting fees and expenses...........................................................................
Directors' and Officers' liability insurance...........................................................
Transfer Agent and registrar fees......................................................................
Miscellaneous..........................................................................................
    Total..............................................................................................   $

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article V of the Registrant's Articles of Incorporation, as amended, provides that the liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. Article VI of the Registrant's Articles of Incorporation provides that the corporation is authorized to provide for the indemnification of agents (as defined in Section 317 of the California General Corporation Law) of the corporation in excess of that expressly permitted by such Section 317 for breach of duty to the corporation and its shareholders to the fullest extent permissible under California Law.

    Article III of the Registrant's Bylaws provides, in pertinent part, that each person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another foreign or domestic corporation or other entity, shall be indemnified by the Registrant to the full extent permitted by the General Corporation Law of the State of California or any other applicable laws. Article III also authorizes the registrant to enter into one or more agreements with any person which provides for indemnification greater or different than that provided for in that Article.

    The Registrant has entered into indemnification agreements with their respective officers and directors in the forms incorporated by reference as
Exhibit 10.1 to this Registration Statement.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted pursuant to the foregoing provisions to directors, officers or persons controlling the Registrant, the Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is therefore unenforceable.

    Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                                                                                                            EXHIBIT
DOCUMENT                                                                                                    NUMBER
--------------------------------------------------------------------------------------------------------  -----------
Form of Underwriting Agreement..........................................................................         1.1
Articles of Incorporation, as amended...................................................................         3.1
Bylaws..................................................................................................         3.2
Form of Indemnification Agreements......................................................................        10.1

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    In October 1997, Pacific Community Banking Group sold a total 10,000 shares in order to initially capitalize Pacific Community Banking Group. In the sale, Pacific Community Banking Group relied on the exemption from registration available under Section 4(2) of the Securities Act of 1933, as amended. Mr. E. Lynn Caswell, Chairman, Chief Executive Officer and founder, purchased 10,000 shares for the total consideration of $2,500.

    As of March 31, 1999, Pacific Community Banking Group had 1,085,000 shares of Series A preferred stock outstanding, held at record by 18 shareholders. In addition, as of March 31, 1999, Pacific Community Banking Group had 375,000 shares of Series B preferred stock outstanding, held at record by 16 shareholders. In the sale of these shares, Pacific Community Banking Group relied on the exemption from registration available under Section 4(2) of the Securities Act of 1933, as amended. The Series A preferred stock and the Series B preferred stock are currently the only series of preferred stock with designated terms. Each sale of Series A preferred stock is convertible into shares of Pacific Community Banking Group common stock at a conversion price equal to 80% of the price of Pacific Community Banking Group common stock in this offering of the securities being offered hereunder. Each share of Series B preferred stock is convertible into shares of Pacific Community Banking Group common stock at a conversion price equal to 85% of the price of Pacific Community Banking Group common stock in this offering of the securities being offered hereunder. The holders of Series A and Series B preferred stock do not have voting rights and are not entitled to receive dividends. On the closing of this offering of the securities being offered hereunder, all of the preferred stock will automatically convert to common stock.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS

    (a) Exhibits

EXHIBIT
NUMBER DESCRIPTION
------ --------------------------------------------------------------------------
  1.1* Underwriting Agreement

  2.1 First Restatement of Agreement and Plan of Reorganization by and between Registrant and The Bank of Hemet dated January 5, 1999.

  2.2  First Amendment to First Restatement of Agreement and Plan of
         Reorganization by and between Registrant and The Bank of Hemet dated
         March 24, 1999.

EXHIBIT
NUMBER DESCRIPTION
------ --------------------------------------------------------------------------
  2.3  Second Amendment to First Restatement of Agreement and Plan of
         Reorganization by and between Registrant and The Bank of Hemet dated
         April 2, 1999.

  2.4 First Restatement of Agreement and Plan of Reorganization by and between Registrant and Valley Bank dated as of January 5, 1999.

  2.5  First Amendment to First Restatement of Agreement and Plan of
         Reorganization by and between Registrant and Valley Bank dated March 4,
         1999.

  2.6  Second Amendment to First Restatement of Agreement and Plan of
         Reorganization by and between Registrant and Valley Bank dated April 12,
         1999.

  3.1  Articles of Incorporation of Registrant.

  3.2  Certificate of Amendment to Articles of Incorporation of Registrant.

  3.3  Restated Bylaws of Registrant.

  3.4  Certificate of Determination.

  4.1* Specimen Stock Certificate.

  4.2  Forms of Warrant to Shareholders of The Bank of Hemet and Valley Bank.

  5.1* Opinion of Morrison & Foerster LLP.

 10.1  Form of Indemnification Agreement.

 10.2  Employment Agreement between Registrant and E. Lynn Coswell.

 10.3  Agreement between Registrant and Harold Williams.

 10.4  Registrant's 1999 Stock Option Plan.

 10.5  Shareholder Agreement.

 10.6  Form of Warrant Purchase Agreement.

 10.7  Form of Non-competition and Consulting Agreements.

 10.8 Form of Continuation Agreement between The Bank of Hemet and certain executives (Jaqua, McDonough) dated March 22, 1995, as amended.

 10.9  Head Office Lease, 1600 E. Florida Avenue, Hemet, California.

 10.10 Form of Executive Employment Agreement dated September 26, 1996 between
         Valley Bank and each of Marvin Lentini, Mark Nugent, Bonnie Parrott and
         Dianna Williams.

 10.11 Executive Employment Agreement dated September 26, 1996, as amended
         October 30, 1997, between Valley Bank and N. Douglas Mills.

 10.12 Executive Salary Continuation Agreement, dated October 19, 1995, as amended October 30, 1997, between Valley Bank and N. Douglas Mills.

 10.13 Second Amendment to Employment Agreement between Valley Bank and N.
         Douglas Mills.

EXHIBIT
NUMBER DESCRIPTION
------ --------------------------------------------------------------------------
 10.14 Fairness Opinion of Baxter Fentriss & Company with reference to The Bank of Hemet--Appendix C of joint proxy statement/prospectus incorporated by reference.

 10.15 Fairness Opinion of Baxter Fentriss & Company with reference to Valley
         Bank-- Appendix D of joint proxy statement/prospectus incorporated by reference.

 23.1* Consent of Morrison & Foerster LLP (included in their opinion filed as
         Exhibit 5.1).

 23.2  Consent of Arthur Andersen LLP.

 23.4  Consent of McGladrey & Pullen, LLP for Valley Bank Financial Statements.

 24.1  Power of Attorney. (Please refer to p. II-4)

 27.1  Financial Data Schedule for the year ended December 31, 1998.

 99.1  Consent of James Jaqua

 99.2  Consent of N. Douglas Mills

 99.3  Consent of Marion V. Ashley

 99.5  Consent of Harold Williams.

------------------------

*   To be filed by amendment.

    (b) Financial Statement Schedules

    No schedules are included because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    (b) That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes:

    (c) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (d) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Laguna Hills, County of Orange, State of California, on April 16, 1999.

                                PACIFIC COMMUNITY BANKING GROUP

                                By:  /s/ E. LYNN CASWELL
                                     -----------------------------------------
                                     Chairman of the Board, Chief Executive
                                     Officer and Chief Financial Officer

                               POWER OF ATTORNEY

    The undersigned hereby constitutes and appoints E. Lynn Caswell and Loren P. Hansen, and each of them, as his true and lawful attorneys-in-fact and agents, jointly and severally, with full power of substitution and resubstitution, for and in his stead, in any and all capacities, to sign on his behalf this Registration Statement on Form S-1 in connection with the offering of common stock by Pacific Community Banking Group and to execute any amendments thereto (including post-effective amendments), including a registration statement filed pursuant to Rule 462(b), or certificates that may be required in connection with this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission and granting unto said attorneys-in-fact and agents, and each of them, jointly and severally, the full power and authority to do and perform each and every act and thing necessary or advisable to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, jointly or severally, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, each thereunto duly authorized, in the City of Laguna Hills, County of Orange, State of California, as of April 16, 1999.

          SIGNATURE                       TITLE
------------------------------  --------------------------

                                E. Lynn Caswell, Chairman
     /s/ E. LYNN CASWELL          of the Board of
------------------------------    Directors, Chief
       E. Lynn Caswell            Executive Officer and
                                  Chief Financial Officer

      /s/ MITCHELL ALLEN
------------------------------  Mitchell Allen, Director
        Mitchell Allen

      /s/ ALFRED JANNARD
------------------------------  Alfred Jannard, Director
        Alfred Jannard

       /s/ CARLOS SAENZ
------------------------------  Carlos Saenz, Director
         Carlos Saenz

     /s/ HENRY SCHIELEIN
------------------------------  Henry Schielein, Director
       Henry Schielein

                                 EXHIBIT INDEX

EXHIBIT
NUMBER DESCRIPTION
------ --------------------------------------------------------------------------
  1.1* Underwriting Agreement

  2.1 First Restatement of Agreement and Plan of Reorganization by and between Registrant and The Bank of Hemet dated January 5, 1999.

  2.2  First Amendment to First Restatement of Agreement and Plan of
         Reorganization by and between Registrant and The Bank of Hemet dated
         March 24, 1999.

  2.3  Second Amendment to First Restatement of Agreement and Plan of
         Reorganization by and between Registrant and The Bank of Hemet dated
         April 2, 1999.

  2.4 First Restatement of Agreement and Plan of Reorganization by and between Registrant and Valley Bank dated as of January 5, 1999.

  2.5  First Amendment to First Restatement of Agreement and Plan of
         Reorganization by and between Registrant and Valley Bank dated March 4,
         1999.

  2.6  Second Amendment to First Restatement of Agreement and Plan of
         Reorganization by and between Registrant and Valley Bank dated April 12,
         1999.

  3.1  Articles of Incorporation of Registrant.

  3.2  Certificate of Amendment of Articles of Incorporation of Registrant.

  3.3  Restated Bylaws of Registrant.

  3.4  Certificate of Determination.

  4.1* Specimen Stock Certificate.

  4.2  Forms of Warrant to Shareholders of The Bank of Hemet and Valley Bank.

  5.1* Opinion of Morrison & Foerster LLP.

 10.1  Form of Indemnification Agreement.

 10.2  Employment Agreement between Registrant and E. Lynn Coswell.

 10.3  Agreement between Registrant and Harold Williams.

 10.4  Registrant's 1999 Stock Option Plan.

 10.5  Shareholder Agreement.

 10.6  Form of Warrant Purchase Agreement.

 10.7  Form of Non-competition and Consulting Agreements.

 10.8 Form of Continuation Agreement between The Bank of Hemet and certain executives (Jaqua, McDonough) dated March 22, 1995, as amended.

 10.9  Head Office Lease, 1600 E. Florida Avenue, Hemet, California.

 10.10 Form of Executive Employment Agreement dated September 26, 1996 between
         Valley Bank and each of Marvin Lentini, Mark Nugent, Bonnie Parrott and
         Dianna Williams.

 10.11 Executive Employment Agreement dated September 26, 1996, as amended
         October 30, 1997, between Valley Bank and N. Douglas Mills.

EXHIBIT
NUMBER DESCRIPTION
------ --------------------------------------------------------------------------
 10.12 Executive Salary Continuation Agreement, dated October 19, 1995, as amended October 30, 1997, between Valley Bank and N. Douglas Mills.

 10.13 Second Amendment to Employment Agreement between Valley Bank and N.
         Douglas Mills.

 10.14 Fairness Opinion of Baxter Fentriss & Company with reference to The Bank of Hemet--Appendix C of joint proxy statement/prospectus incorporated by reference.

 10.15 Fairness Opinion of Baxter Fentriss & Company with reference to Valley
         Bank-- Appendix D of joint proxy statement/prospectus incorporated by reference.

 23.1* Consent of Morrison & Foerster LLP (included in their opinion filed as
         Exhibit 5.1).

 23.2  Consent of Arthur Andersen LLP.

 23.4  Consent of McGladrey & Pullen, LLP for Valley Bank Financial Statements.

 24.1  Power of Attorney. (Please refer to p. II-4)

 27.1  Financial Data Schedule for the year ended December 31, 1998.

 99.1  Consent of James Jaqua

 99.2  Consent of N. Douglas Mills

 99.3  Consent of Marion V. Ashley

 99.5  Consent of Harold Williams.

------------------------

*   To be filed by amendment.